Exhibit 10.2

EXECUTION VERSION

CREDIT AGREEMENT

by and among

FRONTIER COMMUNICATIONS CORPORATION,
as Borrower,

JPMORGAN CHASE BANK, N.A.,
as Administrative Agent and Collateral Agent,

THE LENDERS PARTY HERETO FROM TIME TO TIME,

and

JPMORGAN CHASE BANK, N.A.,
GOLDMAN SACHS BANK USA,
DEUTSCHE BANK SECURITIES INC.,
BARCLAYS BANK PLC,
MORGAN STANLEY SENIOR FUNDING, INC., and
CREDIT SUISSE LOAN FUNDING LLC

as Joint Lead Arrangers and Bookrunners

Dated as of October 8, 2020

SCHEDULES

Schedule 2.01	—	Commitments
Schedule 4	—	Guarantors
Schedule 5	—	Pledged Subsidiaries
Schedule 7.01	—	Existing Liens
Schedule 10.02	—	Administrative Agent’s Office, Certain Addresses for Notices

ANNEX

Annex I	—	Conversion Date Conditions

EXHIBITS

form of
Exhibit A	—	Committed Loan Notice
Exhibit B	—	Swing Line Loan Notice
Exhibit C-1	—	Term Note
Exhibit C-2	—	Revolving Credit Note
Exhibit D-1	—	Closing Date Certificate
Exhibit D-2	—	Compliance Certificate
Exhibit D-3	—	Conversion Date Certificate
Exhibit E	—	Assignment and Assumption
Exhibit F	—	Guaranty
Exhibit H	—	Discounted Prepayment Option Notice
Exhibit I	—	Lender Participation Notice
Exhibit J	—	Discounted Voluntary Prepayment Notice
Exhibit K		Permitted Junior Intercreditor Agreement
Exhibit L	—	United States Tax Compliance Certificate
Exhibit M	—	Budget
Exhibit N	—	Final DIP Order

CREDIT AGREEMENT

This CREDIT AGREEMENT is entered into as of October 8, 2020 (the “Agreement”), among FRONTIER COMMUNICATIONS CORPORATION (the “Company”), JPMORGAN CHASE BANK, N.A. (“JPMCB”), as Administrative Agent and Collateral Agent and each lender from time to time party hereto (collectively, the “Lenders” and individually, a “Lender”).

PRELIMINARY STATEMENTS

WHEREAS, on April 14, 2020, (the “Petition Date”), the Company, and certain of its domestic Subsidiaries (collectively, the “Debtors”) filed voluntary petitions for relief under Chapter 11 in the United States Bankruptcy Court for the Southern District of New York (such court, together with any other court having exclusive jurisdiction over any Case from time to time and any Federal appellate court thereof, the “Bankruptcy Court”) (each case of the Company and such domestic Subsidiaries, a “Case” and collectively, the “Cases”) and have continued in the possession and operation of their assets and in the management of their businesses pursuant to Section 1107 and 1108 of the Bankruptcy Code.

WHEREAS, the Company has requested that  the Lenders extend credit directly to or on behalf of the Company in the form of Initial Term Loans in an initial aggregate principal amount equal to $500 million the proceeds of which will be used  as set forth herein.

NOW THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE I

Definitions and Accounting Terms

Section 1.01         Defined Terms.  As used in this Agreement, the following terms shall have the meanings set forth below:

“Acceptable Discount” has the meaning specified in Section 2.05(d)(iii).

“Acceptable Reorganization Plan” means the Debtors’ Fifth Amended Joint Chapter 11 Plan of Reorganization of Frontier Communications Corporation and Its Debtor Affiliates Pursuant to Chapter 11 of the Bankruptcy Code, filed August 21, 2020 and confirmed on August 27, 2020, in the form attached to the Confirmation Order, together with any amendments, supplements, or modifications thereto after the Closing Date that are not, taken together, materially adverse to the Lenders, provided that any such amendment, supplement or modification solely to permit the Staggered Emergence shall be deemed not to be materially adverse to the Lenders.

“Acceptance Date” has the meaning specified in Section 2.05(d)(ii).

“Accounting Changes” has the meaning specified in the definition of “GAAP.”

“Acquired Indebtedness” means with respect to any Person (x) Indebtedness (1) of any other Person or any of its Subsidiaries existing at the time such other Person becomes a Restricted Subsidiary, or (2) assumed in connection with the acquisition of assets from such other Person, in each case whether or not Incurred by such other Person in connection with such other Person becoming a Restricted Subsidiary or such acquisition or (3) of a Person at the time such Person merges with or into or consolidates or otherwise combines with the Borrower or any Restricted Subsidiary and (y) Indebtedness secured by a Lien encumbering any asset acquired by such Person.  Acquired Indebtedness shall be deemed to have been Incurred, with respect to clause (1) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary and, with respect to clause (2) of the preceding sentence, on the date of consummation of such acquisition of assets and, with respect to clause (3) of the preceding sentence, on the date of the relevant merger, amalgamation, consolidation or other combination.

“Additional Lender” has the meaning specified in Section 2.14(d).

“Additional Assets” means:

(1)        any property or assets (other than Capital Stock) used or to be used by the Borrower, a Restricted Subsidiary or otherwise useful in a Similar Business (it being understood that capital expenditures on property or assets already used in a Similar Business or to replace any property or assets that are the subject of such Asset Disposition shall be deemed an investment in Additional Assets);

(2)         the Capital Stock of a Person that is engaged in a Similar Business and becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Borrower or a Restricted Subsidiary; or

(3)         Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary.

“Administrative Agent” means, subject to Section 9.13, JPMCB (and any of its Affiliates selected by JPMCB to act as administrative agent for any of the facilities provided hereunder), in its capacity as administrative agent under the Loan Documents, or any successor administrative agent appointed in accordance with Section 9.09.

“Administrative Agent’s Office” means, with respect to any currency, the Administrative Agent’s address and, as appropriate, account as set forth on Schedule 10.02 with respect to such currency, or such other address or account as the Administrative Agent may from time to time notify the Borrower and the Lenders.

“Administrative Questionnaire” means an Administrative Questionnaire in a form supplied by the Administrative Agent.

“Affected Financial Institution” means (a) any EEA Financial Institution or (b) any UK Financial Institution.

“Affiliate” means, with respect to any specified Person, any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person.  For the purposes of this Agreement, “control” or “controls”, when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Affiliate Transaction” has the meaning specified in Section 6.19(a).

“Agent-Related Persons” means the Agents, together with their respective Affiliates, and the officers, directors, employees, agents and attorneys-in-fact of such Persons and Affiliates.

“Agents” means, collectively, the Administrative Agent, the Collateral Agent, and the Supplemental Administrative Agents (if any).

“Aggregate Commitments” means the Commitments of all the Lenders.

“Agreement” means this Credit Agreement.

“Agreement Currency” has the meaning specified in Section 10.17.

“AHYDO Payment” means any payment required to be made under the terms of Indebtedness in order to avoid the application of Section 163(e)(5) of the Code to such Indebtedness.

“Alternative Currency” means any currency (other than Dollars) that is a lawful currency (other than Dollars) that is readily available and freely transferable and convertible into Dollars (as determined in good faith by the Borrrower).

“Applicable Discount” has the meaning specified in Section 2.05(d)(iii).

“Applicable Lending Office” means for any Lender, such Lender’s office, branch or affiliate designated for Eurocurrency Rate Loans of the applicable currency, Base Rate Loans, L/C Advances, Swing Line Loans or Letters of Credit, as applicable, as notified to the Administrative Agent, any of which offices may be changed by such Lender.

“Applicable Percentage” means, at any time (a) with respect to any Lender with a Commitment of any Class, the percentage equal to a fraction the numerator of which is the amount of such Lender’s Commitment of such Class at such time and the denominator of which is the aggregate amount of all Commitments of such Class of all Lenders (provided that (i) in the case of Section 2.16 when a Defaulting Lender shall exist, “Applicable Percentage” with respect to the Revolving Credit Facility shall be determined by disregarding any Defaulting Lender’s Revolving Credit Commitment and (ii) if the Revolving Credit Commitments have terminated or expired, the Applicable Percentages of the Lenders shall be determined based upon the Revolving Credit Commitments most recently in effect) and (b) with respect to the Loans of any Class, a percentage equal to a fraction the numerator of which is such Lender’s Outstanding Amount of the Loans of such Class and the denominator of which is the aggregate Outstanding Amount of all Loans of such Class.

“Applicable Proceeds” has the meaning specified in Section 2.05(b)(ii)(A).

“Applicable Rate” means a percentage per annum equal to:

(a)          for Eurocurrency Rate Loans that are Initial Term Loans, 4.75%, and for Base Rate Loans that are Initial Term Loans, 3.75%,

(b)          for Eurocurrency Rate Loans that are Revolving Credit Loans, 0%, and for Base Rate Loans that are Revolving Credit Loans, 0%, and

(c)          for the Commitment Fee, 0%.

Notwithstanding the foregoing, the Applicable Rate in respect of any Class of Extended Revolving Credit Commitments and any Incremental Term Loans, Extended Term Loans or Revolving Credit Loans made pursuant to any Extended Revolving Credit Commitments shall be the applicable percentages per annum set forth in the relevant Incremental Facility Amendment or Extension Offer.

“Appropriate Lender” means, at any time, (a) with respect to Loans of any Class, the Lenders of such Class, (b) with respect to any Letters of Credit, (i) the relevant L/C Issuer and (ii) the Revolving Credit Lenders and (c) with respect to the Swing Line Loan Facility, (i) the Swing Line Lender and (ii) if any Swing Line Loans are outstanding pursuant to Section 2.04(a), the Revolving Credit Lenders.

“Approved Commercial Bank” means a commercial bank with a consolidated combined capital and surplus of at least $5.0 billion.

“Approved Foreign Bank” has the meaning specified in the definition of “Cash Equivalents.”

“Approved Fund” means, with respect to any Lender, any Fund that is administered, advised or managed by (a) such Lender, (b) an Affiliate of such Lender or (c) an entity or an Affiliate of an entity that administers, advises or manages such Lender.

“Asset Disposition” means:

(a)        the voluntary sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions, of property or assets (including by way of a Sale and Leaseback Transaction) of the Borrower or any of its Restricted Subsidiaries (in each case other than Capital Stock of the Borrower) (each referred to in this definition as a “disposition”); or

(b)       the issuance or sale of Capital Stock of any Restricted Subsidiary (other than Preferred Stock or Disqualified Stock of Restricted Subsidiaries issued in compliance with Section 7.03 hereof or directors’ qualifying shares and shares issued to foreign nationals as required under applicable law), whether in a single transaction or a series of related transactions;

in each case, other than:

(1)          a disposition by the Borrower or a Restricted Subsidiary to the Borrower or a Restricted Subsidiary, including pursuant to any Intercompany License Agreement;

(2)         a disposition of cash, Cash Equivalents or Investment Grade Securities, including any marketable securities portfolio owned by the Borrower and its Subsidiaries on the Closing Date;

(3)          a disposition of inventory, goods or other assets (including Settlement Assets) in the ordinary course of business or consistent with past practice or held for sale or no longer used in the ordinary course of business, including any disposition of disposed, abandoned or discontinued operations;

(4)          a disposition of obsolete, worn-out, uneconomic, damaged, non-core or surplus property, equipment or other assets or property, equipment or other assets that are no longer economically practical or commercially desirable to maintain or used or useful in the business of the Borrower and its Restricted Subsidiaries whether now or hereafter owned or leased or acquired in connection with an acquisition or used or useful in the conduct of the business of the Borrower and its Restricted Subsidiaries (including by ceasing to enforce, allowing the lapse, abandonment or invalidation of or discontinuing the use or maintenance of or putting into the public domain any IP Rights that are, in the reasonable judgment of the Borrower or the Restricted Subsidiaries, no longer used or useful, or economically practicable to maintain, or in respect of which the Borrower or any Restricted Subsidiary determines in its reasonable judgment that such action or inaction is desirable);

(5)          transactions permitted under Section 7.04(a) hereof or a transaction that constitutes a Change of Control;

(6)         an issuance of Capital Stock by a Restricted Subsidiary to the Borrower or to another Restricted Subsidiary or as part of or pursuant to an equity incentive or compensation plan approved by the Board of Directors;

(7)          any dispositions of Capital Stock, properties or assets in a single transaction or series of related transactions with a fair market value (as determined in good faith by the Borrower) of less than (x) prior to the Conversion Date, $100.0 million and (y) after the Conversion Date, the greater of $100.0 million and 3.5% of LTM EBITDA;

(8)        any Restricted Payment that is permitted to be made, and is made, under Section 7.06 and the making of any Permitted Payment or Permitted Investment or, solely for purposes of Section 2.05(b), asset sales, the proceeds of which are used to make such Restricted Payments or Permitted Investments;

(9)          dispositions in connection with Permitted Liens, the Staggered Emergence or Permitted Tax Restructuring;

(10)      dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or consistent with past practice or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(11)        conveyances, sales, transfers, licenses, sublicenses, cross-licenses or other dispositions of intellectual property, software data or other general intangibles and licenses, sublicenses, cross-licenses, leases or subleases of other property, in each case, in the ordinary course of business or consistent with past practice or pursuant to a research or development agreement in which the counterparty to such agreement receives a license in the intellectual property or software that result from such agreement;

(12)       the lease, assignment, license, sublease or sublicense of any real or personal property in the ordinary course of business or consistent with industry practice;

(13)        foreclosure, condemnation, expropriation, forced disposition or any similar action with respect to any property or other assets or the granting of Liens not prohibited by this Agreement;

(14)        the sale, discount or other disposition (with or without recourse, and on customary or commercially reasonable terms and for credit management purposes) of inventory, accounts receivable or notes receivable arising in the ordinary course of business or consistent with past practice, or the conversion or exchange of accounts receivable for notes receivable;

(15)      any issuance or sale of Capital Stock in, or Indebtedness or other securities of, an Unrestricted Subsidiary or any other disposition of Capital Stock, Indebtedness or other securities of an Unrestricted Subsidiary or an Immaterial Subsidiary (other than, in each case, any Unrestricted Subsidiary the primary assets of which are cash or Cash Equivalents);

(16)       any disposition of Capital Stock of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than the Borrower or a Restricted Subsidiary) from whom such Restricted Subsidiary was acquired, or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and in each case comprising all or a portion of the consideration in respect of such sale or acquisition;

(17)      (i) dispositions of property to the extent that such property is exchanged for credit against the purchase price of similar replacement property that is promptly purchased, (ii) dispositions of property to the extent that the proceeds of such disposition are promptly applied to the purchase price of such replacement property (which replacement property is actually promptly purchased) and (iii) to the extent allowable under Section 1031 of the Code or comparable law or regulation, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

(18)       (i) any disposition of Securitization Assets or Receivables Assets, or participations therein, in connection with any Qualified Securitization Financing or Receivables Facility permitted under this Agreement or (ii) the disposition of an account receivable in connection with the collection or compromise thereof in the ordinary course of business or consistent with past practice;

(19)      any financing transaction with respect to property constructed, acquired, leased, renewed, relocated, expanded, replaced, repaired, maintained, upgraded or improved (including any reconstruction, refurbishment, renovation and/or development of real property) by the Borrower or any Restricted Subsidiary after the Closing Date, including Sale and Leaseback Transactions and asset securitizations, permitted by this Agreement;

(20)       sales, transfers or other dispositions of Investments in joint ventures or similar entities, to the extent required by, or made pursuant to customary buy/sell arrangements between the parties set forth in joint venture arrangements or other similar binding arrangements;

(21)       any surrender or waiver of contractual rights or the settlement, release, surrender or waiver of contractual, tort, litigation or other claims of any kind;

(22)        the unwinding of any Cash Management Obligations or Hedging Obligations;

(23)        transfers of property or assets subject to Casualty Events upon receipt of the net proceeds of such Casualty Event; provided that any Cash Equivalents received by the Borrower or any of its Restricted Subsidiaries in respect of such Casualty Event shall be deemed to be Net Available Cash of an Asset Disposition and such Net Available Cash shall be applied in accordance with Section 2.05(b)(ii);

(24)        any sale of property or assets, if the acquisition of such property or assets was financed with Excluded Contributions and the proceeds of such sale are used to make a Restricted Payment pursuant to Section 7.06(b)(xii)(b) hereof;

(25)        dispositions of (i) assets (including Capital Stock) acquired in a transaction after the Closing Date, which assets are not useful in the core or principal business of the Borrower and its Restricted Subsidiaries or (ii) assets (including Capital Stock) made in connection with the approval of any applicable antitrust authority or otherwise necessary or advisable in the reasonable determination of the Borrower to consummate any acquisition; provided that, in each case of clauses (i) and (ii), such disposition shall have been consummated within 365 days of such acquisition;

(26)        any disposition of non-revenue producing assets to a Person who is providing services related to such assets, the provision of which have been or are to be outsourced by the Borrower or any Restricted Subsidiary to such Person;

(27)        any Plan Contribution;

(28)       additional dispositions of assets (taken together with such dispositions made pursuant to this clause (28)) since the Closing Date with an aggregate fair market value not exceeding  (x) prior to the Conversion Date, $250.0 million and (y) after the Conversion Date, the greater of $250.0 million and 9% of LTM EBITDA; and

(29)        any disposition pursuant to the Acceptable Reorganization Plan.

In the event that a transaction (or any portion thereof) meets the criteria of a permitted Asset Disposition and would also be a Permitted Investment or an Investment permitted under Section 7.06 hereof, the Borrower, in its sole discretion, will be entitled to divide and classify such transaction (or a portion thereof) as an Asset Disposition and/or one or more of the types of Permitted Investments or Investments permitted under Section 7.06 hereof.

“Assignees” has the meaning specified in Section 10.07(b).

 “Assignment and Assumption” means (a) an Assignment and Assumption substantially in the form of Exhibit E and (b) in the case of any assignment of Term Loans in connection with a Permitted Debt Exchange conducted in accordance with Section 2.17, such form of assignment (if any) as may have been requested by the Administrative Agent in accordance with Section 2.17(a)(viii) or, in each case, any other form (including electronic documentation generated by MarkitClear or other electronic platform) approved by the Administrative Agent.

“Associate” means (i) any Person engaged in a Similar Business of which the Borrower or its Restricted Subsidiaries are the legal and beneficial owners of between 20.0% and 50.0% of all outstanding Voting Stock and (ii) any joint venture entered into by the Borrower or any Restricted Subsidiary.

“Attorney Costs” means and includes all reasonable fees, expenses and disbursements of any law firm or other external legal counsel.

“Auto-Renewal Letter of Credit” has the meaning specified in Section 2.03(b)(iii).

“Availability Period” means, with respect to the Revolving Credit Facility, the period from and after the Closing Date to but excluding the earlier of the Maturity Date for the Revolving Credit Facility and the date of termination of the Revolving Credit Commitments in accordance with the provisions of this Agreement.

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

“Bail-In Legislation” means (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, regulation, rule or requirement for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceedings).

“Bankruptcy Code” means Title 11 of the United State Code, as amended, or any similar federal or state law for the relief of debtors.

“Bankruptcy Court” has the meaning assigned to such term in the recitals hereto.

“Bankruptcy Event” means, with respect to any Person, such Person or its parent entity becomes (other than via an Undisclosed Administration) the subject of a bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee, administrator, custodian, assignee for the benefit of creditors or similar Person charged with the reorganization or liquidation of its business appointed for it, or, in the good faith determination of the Administrative Agent, has taken any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any such proceeding or appointment, provided that a Bankruptcy Event shall not result solely by virtue of any ownership interest, or the acquisition of any ownership interest, in such Person by a Governmental Authority or instrumentality thereof, provided, further, that such ownership interest does not result in or provide such Person with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Person (or such Governmental Authority or instrumentality) to reject, repudiate, disavow or disaffirm any contracts or agreements made by such Person or its parent entity.

“Base Rate” means:  a fluctuating interest rate per annum in effect from time to time, which rate per annum shall at all times be equal to the highest of:  (a) the Prime Rate in effect on such day; (b) ½ of 1.00% per annum above the Federal Funds Rate in effect on such day; and (c) the Eurocurrency Rate for Dollar deposits for a one month Interest Period on such day (or if such day is not a Business Day, the immediately preceding Business Day) plus 1.00%.  Any change in the Base Rate for Dollar-denominated Loans due to a change in the Prime Rate, the Federal Funds Rate or the Eurocurrency Rate shall be effective from and including the Closing Date of such change in the Prime Rate, the Federal Funds Rate or the Eurocurrency Rate, respectively.  If the Base Rate is being used as an alternate rate of interest pursuant to Section 3.02 (for the avoidance of doubt, only until an amendment to the applicable rate of interest has become effective in accordance with the terms of this Agreement), then the Base Rate shall be the greater of clauses (a) and (b) above and shall be determined without reference to clause (c) above.  For the avoidance of doubt, if the Base Rate as determined pursuant to the foregoing would be less than 2.00%, such rate shall be deemed to be 2.00% for purposes of this Agreement.

“Base Rate Loan” means a Loan that bears interest at a rate based on the Base Rate.

“Benchmark Replacement” means the sum of: (a) the alternate benchmark rate (which may be a SOFR-Based Rate) that has been selected by the Administrative Agent and the Borrower giving due consideration to (i) any selection or recommendation of a replacement rate or the mechanism for determining such a rate by the Relevant Governmental Body and/or (ii) any evolving or then-prevailing market convention for determining a rate of interest as a replacement to the Eurocurrency Rate for U.S. dollar-denominated syndicated credit facilities and (b) the Benchmark Replacement Adjustment; provided that, if the Benchmark Replacement as so determined would be less than 1.00%, the Benchmark Replacement will be deemed to be 1.00% for the purposes of this Agreement; provided further that any such Benchmark Replacement shall be administratively feasible as determined by the Administrative Agent in its sole discretion.

“Benchmark Replacement Adjustment” means, with respect to any replacement of  Eurocurrency Rate with an Unadjusted Benchmark Replacement for each applicable Interest Period, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero), if any, that has been selected by the Administrative Agent and the Borrower giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the Eurocurrency Rate with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body and/or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the Eurocurrency Rate with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated syndicated credit facilities at such time (for the avoidance of doubt, such Benchmark Replacement Adjustment shall not be in the form of a reduction to the Applicable Rate).

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Base Rate,” the definition of “Interest Period,” timing and frequency of determining rates and making payments of interest and other administrative matters) that the Administrative Agent decides in its reasonable discretion may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of the Benchmark Replacement exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Agreement).

“Benchmark Replacement Date” means the earlier to occur of the following events with respect to the Eurocurrency Rate:

(1)          in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Eurocurrency Rate permanently or indefinitely ceases to provide the Eurocurrency Rate; or

(2)        in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein.

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the Eurocurrency Rate:

(1)         a public statement or publication of information by or on behalf of the administrator of the Eurocurrency Rate announcing that such administrator has ceased or will cease to provide the Eurocurrency Rate, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Eurocurrency Rate;

(2)         a public statement or publication of information by the regulatory supervisor for the administrator of the Eurocurrency Rate, the U.S. Federal Reserve System, an insolvency official with jurisdiction over the administrator for the Eurocurrency Rate, a resolution authority with jurisdiction over the administrator for the Eurocurrency Rate or a court or an entity with similar insolvency or resolution authority over the administrator for the Eurocurrency Rate, in each case which states that the administrator of the Eurocurrency Rate has ceased or will cease to provide the Eurocurrency Rate permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Eurocurrency Rate; and/or

(3)          a public statement or publication of information by the regulatory supervisor for the administrator of the Eurocurrency Rate announcing that the Eurocurrency Rate is no longer representative.

“Benchmark Transition Start Date” means (a) in the case of a Benchmark Transition Event, the earlier of (i) the applicable Benchmark Replacement Date and (ii) if such Benchmark Transition Event is a public statement or publication of information of a prospective event, the 90th day prior to the expected date of such event as of such public statement or publication of information (or if the expected date of such prospective event is fewer than 90 days after such statement or publication, the date of such statement or publication) and (b) in the case of an Early Opt-in Election, the date specified by the Administrative Agent or the Borrower, as applicable, by notice to the Borrower, the Administrative Agent and the Lenders, as applicable.

“Benchmark Unavailability Period” means, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to the Eurocurrency Rate and solely to the extent that the Eurocurrency Rate has not been replaced with a Benchmark Replacement, the period (x) beginning at the time that such Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the Eurocurrency Rate for all purposes hereunder in accordance with Section 3.02 and (y) ending at the time that a Benchmark Replacement has replaced the Eurocurrency Rate for all purposes hereunder pursuant to Section 3.02.

“Benefit Plan” means any of (a) an “employee benefit plan” (as defined in Section 3(3) of ERISA) that is subject to Title I of ERISA, (b) a “plan” as defined in Section 4975 of the Code to which Section 4975 of the Code applies, and (c) any Person whose assets include (for purposes of the Plan Asset Regulations or otherwise for purposes of Title I of ERISA or Section 4975 of the Code) the assets of any such “employee benefit plan” or “plan.”

“BHC Act Affiliate” of a party means an “affiliate’ (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.

“Board of Directors” means (1) with respect to the Borrower or any corporation, the board of directors or managers, as applicable, of the corporation, or any duly authorized committee thereof; (2) with respect to any partnership, the board of directors or other governing body of the general partner, as applicable, of the partnership or any duly authorized committee thereof; (3) with respect to a limited liability company, the managing member or members or any duly authorized controlling committee thereof; and (4) with respect to any other Person, the board or any duly authorized committee of such Person serving a similar function.  Whenever any provision requires any action or determination to be made by, or any approval of, a Board of Directors, such action, determination or approval shall be deemed to have been taken or made if approved by a majority of the directors on any such Board of Directors (whether or not such action or approval is taken as part of a formal board meeting or as a formal board approval). Unless the context requires otherwise, Board of Directors means the Board of Directors of the Borrower.

“Borrower” means (x) prior to the Conversion Date, the Company and (y) on or after the Conversion Date, the Company or if the Company elects to undertake the Corporate Reorganization, the New Frontier Borrower.

“Borrower Materials” has the meaning specified in Section 6.02.

“Borrowing” means Loans of the same Class, Type and currency, made, converted or continued on the same date and, in the case of Eurocurrency Rate Loans, as to which a single Interest Period is in effect.

“Borrowing Minimum” means in the case of a Borrowing denominated in Dollars, $1.0 million.

“Borrowing Multiple” means in the case of a Borrowing denominated in Dollars, $100,000.

“Budget” means a projected statement of sources and uses of cash for the Borrower and the other Debtors for the following 13 calendar weeks, in substantially the form of Exhibit M hereto; it being understood and agreed that, as used herein, the “Budget” shall initially refer to the initial 13-week projection delivered in accordance with Section 4.01(t) and thereafter shall refer to the most recent 13-week-projection delivered by the Borrower for the most recent 4-week period in accordance with Section 6.02(e).

“Business Day” means any day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York, United States or in the jurisdiction of the place of payment are authorized or required by law to close; provided, that when used in connection with a Eurocurrency Rate Loan, the term “Business Day” shall also exclude any day on which banks are not open for dealings in Dollar deposits in the London interbank market. When the performance of any covenant, duty or obligation (other than any payment obligation, which is subject to Section 2.12(b) hereof) is stated to be required on a day which is not a Business Day, the date of such performance shall extend to the immediately succeeding Business Day.

“Business Successor” means (i) any former Subsidiary of the Borrower and (ii) any Person that, after the Closing Date, has acquired, merged or consolidated with a Subsidiary of the Borrower (that results in such Subsidiary ceasing to be a Subsidiary of the Borrower), or acquired (in one transaction or a series of transactions) all or substantially all of the property and assets or business of a Subsidiary or assets constituting a business unit, line of business or division of a Subsidiary of the Borrower.

“Case” and “Cases” have the meaning set forth in recitals.

“Capital Stock” of any Person means any and all shares of, rights to purchase or acquire, warrants, options or depositary receipts for, or other equivalents of, or partnership or other interests in (however designated), equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into, or exchangeable for, such equity.

“Capitalized Lease Obligation” means an obligation that is required to be classified and accounted for as a capitalized lease (and, for the avoidance of doubt, not a straight-line or operating lease) for financial reporting purposes in accordance with GAAP.  The amount of Indebtedness represented by such obligation will be the capitalized amount of such obligation at the time any determination thereof is to be made as determined in accordance with GAAP, and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty; provided, that notwithstanding any other provision contained herein, for all purposes under this Agreement and the other Loan Documents, all obligations of the Borrower and its Restricted Subsidiaries that are or would be characterized as an operating lease as determined in accordance with GAAP as in effect on January 1, 2015 (whether or not such operating lease was in effect on such date) shall continue to be accounted for as an operating lease (and not as a Capitalized Lease Obligation) for purposes of this Agreement regardless of any change in GAAP following January 1, 2015 (that would otherwise require such obligation to be recharacterized as a Capitalized Lease Obligation).

“Capitalized Software Expenditures” means, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities) by a Person and its Restricted Subsidiaries during such period in respect of licensed or purchased software or internally developed software and software enhancements that, in conformity with GAAP, are or are required to be reflected as capitalized costs on the consolidated balance sheet of a Person and its Restricted Subsidiaries.

“Captive Insurance Subsidiary” means any Subsidiary of the Borrower that is subject to regulation as an insurance company (or any Subsidiary thereof).

“Carve-Out” has the meaning set forth in the Final DIP Order.

“Cases” has the meaning assigned to such term in the preamble hereto.

 “Cash Collateral” has the meaning specified in Section 2.03(f).

“Cash Collateralize” has the meaning specified in Section 2.03(f).

“Cash Equivalents” means:

(1)        (a) Dollars, Canadian dollars, pounds sterling, yen, euro, any national currency of any member state of the European Union or any Alternative Currency; or (b) any other foreign currency held by the Borrower and its Restricted Subsidiaries from time to time in the ordinary course of business or consistent with past practice;

(2)         securities issued or directly and fully guaranteed or insured by the United States, Canadian, United Kingdom or Japanese governments, a member state of the European Union or, in each case, any agency or instrumentality thereof (provided that the full faith and credit obligation of such country or such member state is pledged in support thereof), with maturities of 36 months or less from the date of acquisition;

(3)         certificates of deposit, time deposits, eurodollar time deposits, overnight bank deposits, demand deposits or bankers’ acceptances having maturities of not more than two years from the date of acquisition thereof issued by any lender or by any bank, trust company or any other financial institution (a) whose commercial paper is rated at least “A‑2” or the equivalent thereof by S&P or at least “P‑2” or the equivalent thereof by Moody’s (or, if at the time, neither S&P nor Moody’s is rating such obligations, then a comparable rating from another Nationally Recognized Statistical Rating Organization selected by the Borrower) or (b) having combined capital and surplus in excess of $100.0 million;

(4)          repurchase obligations for underlying securities of the types described in clauses (2), (3), (7) and (8) entered into with any bank meeting the qualifications specified in clause (3) above;

(5)        securities with maturities of two years or less from the date of acquisition backed by standby letters of credit issued by any Person meeting the qualifications in clause (3) above;

(6)         commercial paper and variable or fixed rate notes issued by any Person meeting the qualifications specified in clause (3) above (or by the parent company thereof) maturing within two years after the date of creation thereof, or if no rating is available in respect of the commercial paper or variable or fixed rate notes, the issuer of which has an equivalent rating in respect of its long-term debt;

(7)        marketable short-term money market and similar securities, having a rating of at least “P‑2” or “A‑2” from either S&P or Moody’s, respectively, (or, if at the time, neither S&P nor Moody’s is rating such obligations, then a comparable rating from another Nationally Recognized Statistical Rating Organization selected by the Borrower);

(8)         readily marketable direct obligations issued by any state, province, commonwealth or territory of the United States of America or any political subdivision, taxing authority or any agency or instrumentality thereof, rated BBB- (or the equivalent) or better by S&P or Baa3 (or the equivalent) or better by Moody’s(or, if at the time, neither S&P nor Moody’s is rating such obligations, then a comparable rating from another Nationally Recognized Statistical Rating Organization selected by the Borrower) with maturities of not more than two years from the date of acquisition;

(9)       readily marketable direct obligations issued by any foreign government or any political subdivision, taxing authority or agency or instrumentality thereof, with a rating of “BBB-” or higher from S&P or “Baa3” or higher by Moody’s or the equivalent of such rating by such rating organization (or, if at the time, neither S&P nor Moody’s is rating such obligations, then a comparable rating from another Nationally Recognized Statistical Rating Organization selected by the Borrower) with maturities of not more than two years from the date of acquisition;

(10)       Investments with average maturities of 24 months or less from the date of acquisition in money market funds with a rating of “A” or higher from S&P or “A-2” or higher by Moody’s or the equivalent of such rating by such rating organization (or, if at the time, neither S&P nor Moody’s is rating such obligations, then a comparable rating from another Nationally Recognized Statistical Rating Organization selected by the Borrower);

(11)      with respect to any Foreign Subsidiary:  (i) obligations of the national government of the country in which such Foreign Subsidiary maintains its chief executive office and principal place of business provided such country is a member of the Organization for Economic Cooperation and Development, in each case maturing within one year after the date of investment therein, (ii) certificates of deposit of, bankers acceptance of, or time deposits with, any commercial bank which is organized and existing under the laws of the country in which such Foreign Subsidiary maintains its chief executive office and principal place of business provided such country is a member of the Organization for Economic Cooperation and Development, and whose short-term commercial paper rating from S&P is at least “A‑2” or the equivalent thereof or from Moody’s is at least “P‑2” or the equivalent thereof (any such bank being an “Approved Foreign Bank”), and in each case with maturities of not more than 270 days from the date of acquisition and (iii) the equivalent of demand deposit accounts which are maintained with an Approved Foreign Bank;

(12)       Indebtedness or Preferred Stock issued by Persons with a rating of “BBB-” or higher from S&P or “Baa3” or higher from Moody’s (or, if at the time, neither S&P nor Moody’s is rating such obligations, then a comparable rating from another Nationally Recognized Statistical Rating Organization selected by the Borrower) with maturities of 24 months or less from the date of acquisition;

(13)       bills of exchange issued in the United States of America, Canada, the United Kingdom, Japan or a member state of the European Union eligible for rediscount at the relevant central bank and accepted by a bank (or any dematerialized equivalent);

(14)       investments in industrial development revenue bonds that (i) “re-set” interest rates not less frequently than quarterly, (ii) are entitled to the benefit of a remarketing arrangement with an established broker dealer and (iii) are supported by a direct pay letter of credit covering principal and accrued interest that is issued by any bank meeting the qualifications specified in clause (3) above; and

(15)       any investment company, money market, enhanced high yield, pooled or other investment fund investing 90.0% or more of its assets in instruments of the types specified in the clauses above.

In the case of Investments by any Foreign Subsidiary that is a Restricted Subsidiary or Investments made in a country outside the United States of America, Cash Equivalents shall also include (a) investments of the type and maturity described in the clauses above of foreign obligors, which Investments or obligors (or the parents of such obligors) have ratings described in such clauses or equivalent ratings from comparable foreign rating agencies and (b) other short-term investments utilized by Foreign Subsidiaries that are Restricted Subsidiaries in accordance with normal investment practices for cash management in investments analogous to the foregoing investments in the clauses above and in this paragraph.

Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clause (1) above, provided that such amounts are converted into any currency listed in clause (1) as promptly as practicable and in any event within 10 Business Days following the receipt of such amounts.  For the avoidance of doubt, any items identified as Cash Equivalents under this definition will be deemed to be Cash Equivalents for all purposes under this Agreement regardless of the treatment of such items under GAAP.

“Cash Management Bank” means any Lender, any Agent or any Affiliate of the foregoing on the Closing Date or at the time it provides any treasury, depository, credit or debit card, purchasing card, and/or cash management services or automated clearing house transfers of funds to the Borrower or any Restricted Subsidiary or conducting any automated clearing house transfers of funds.

“Cash Management Obligations” means obligations in respect of any overdraft and related liabilities arising from treasury, depository, cash pooling arrangements, electronic fund transfer, treasury services and cash management services, including controlled disbursement services, working capital lines, lines of credit, overdraft facilities, foreign exchange facilities, deposit and other accounts and merchant services, or other cash management arrangements or any automated clearing house arrangements, (2) other obligations in respect of netting or setting off arrangements, credit, debit or purchase card programs, stored value card and similar arrangements and (3) obligations in respect of any other services related, ancillary or complementary to the foregoing (including any overdraft and related liabilities arising from treasury, depository, cash pooling arrangements and cash management services, corporate credit and purchasing cards and related programs or any automated clearing house transfers of funds).

“Casualty Event” means any event that gives rise to the receipt by the Borrower or any Restricted Subsidiary of any insurance proceeds or condemnation awards in respect of any equipment, assets or real property (including any improvements thereon) to replace or repair such equipment, assets or real property.

“CFC” means (a) any direct or indirect Subsidiary of the Borrower that is not organized under the laws of the United States, any state thereof nor the District of Columbia that is a “controlled foreign corporation” within the meaning of Section 957 of the Code and (b) any Subsidiary of a Person or Persons described in clause (a) of this definition.

“Change in Law” means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation, implementation or application thereof by any Governmental Authority or (c) the making or issuance of any request, rule, guideline or directive (whether or not having the force of law) by any Governmental Authority; provided that notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law,” regardless of the date enacted, adopted or issued.

“Change of Control” means the occurrence of any of the following after the Closing Date:

(1)        the Borrower becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) any “person” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act as in effect on the Closing Date), other than a Parent Entity, that is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 of the Exchange Act as in effect on the Closing Date) of more than 50.0% of the total voting power of the Voting Stock of the Borrower; provided that so long as the Borrower is a Subsidiary of any Parent Entity, no Person shall be deemed to be or become a beneficial owner of more than 50.0% of the total voting power of the Voting Stock of the Borrower unless such Person shall be or become a beneficial owner of more than 50.0% of the total voting power of the Voting Stock of such Parent Entity (other than a Parent Entity that is a Subsidiary of another Parent Entity); or

(2)         the sale or transfer, in one or a series of related transactions, of all or substantially all of the assets of the Borrower and its Restricted Subsidiaries, taken as a whole, to a Person (other than the Borrower or any of its Restricted Subsidiaries) and any “person” (as defined in clause (1) above), other than any Parent Entity, is or becomes the “beneficial owner” (as so defined) of more than 50.0% of the total voting power of the Voting Stock of the transferee Person in such sale or transfer of assets, as the case may be; provided that so long as the Borrower is a Subsidiary of any Parent Entity, no Person shall be deemed to be or become a beneficial owner of more than 50.0% of the total voting power of the Voting Stock of the Borrower unless such Person shall be or become a beneficial owner of more than 50.0% of the total voting power of the Voting Stock of such Parent Entity (other than a Parent Entity that is a Subsidiary of another Parent Entity).

Notwithstanding the preceding or any provision of Section 13d-3 of the Exchange Act, (i) a Person or group shall not be deemed to beneficially own Voting Stock subject to a stock or asset purchase agreement, merger agreement, option agreement, warrant agreement or similar agreement (or voting or option or similar agreement related thereto) until the consummation of the acquisition of the Voting Stock in connection with the transactions contemplated by such agreement, (ii) neither the holders of the Existing Unsecured Notes nor any subset of such holders will constitute a group for purposes of this Agreement on or prior to the Conversion Date, (iii) a Person or group will not be deemed to beneficially own the Voting Stock of another Person as a result of its ownership of Voting Stock or other securities of such other Person’s parent entity (or related contractual rights) unless it owns 50.0% or more of the total voting power of the Voting Stock entitled to vote for the election of directors of such parent entity having a majority of the aggregate votes on the board of directors (or similar body) of such parent entity and (iv) the right to acquire Voting Stock (so long as such Person does not have the right to direct the voting of the Voting Stock subject to such right) or any veto power in connection with the acquisition or disposition of Voting Stock will not cause a party to be a beneficial owner.  Notwithstanding anything to the contrary, in no event shall a Change of Control be deemed to occur as a result of or in connection with the Transactions.

“Class” (a) when used with respect to Lenders, refers to whether such Lenders hold a particular Class of Commitments or Loans, (b) when used with respect to Commitments, refers to whether such Commitments are Revolving Credit Commitments, Initial Term Commitments, Extended Revolving Credit Commitments that are designated as an additional Class of Commitments, or commitments in respect of any Incremental Term Loans that are designated as an additional Class of Term Loans and (c) when used with respect to Loans or a Borrowing, refers to whether such Loans, or the Loans comprising such Borrowing, are Revolving Credit Loans, Initial Term Loans, Extended Term Loans that are designated as an additional Class of Term Loans, Incremental Term Loans that are designated as an additional Class of Term Loans or Swing Line Loans and any Loans made pursuant to any other Class of Commitments.

“Closing Date” means the date all the conditions precedent in Section 4.01 are satisfied or waived in accordance with Section 10.01.

“Closing Date Transactions” means the issuance of the First-Priority Senior Secured Notes, the execution, delivery and initial borrowings under the Credit Agreement and any other Loan Document, the payment of any Transaction Expenses, other related transactions as described in the offering memorandum and the consummation of any other transaction in connection with the foregoing.

“Closing Date Certificate” means a certificate of a Responsible Officer of the Borrower substantially in the form attached as Exhibit D-1 hereto.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Collateral” means:

(i)  prior to the Conversion Date, all the “Collateral” and “Pledged Collateral” (or equivalent terms) as defined in any DIP Collateral Document and any and all other property, now existing or hereafter acquired, that may at any time be or become subject (or purported to be subject) to a security interest or Lien to secure the Secured Obligations; provided that Collateral shall exclude claims and causes of action under sections 502, 510, 542, 544, 545, 547-553, and 724(a) of the Bankruptcy Code or under similar or related local, state, federal or foreign statutes and common law, including fraudulent transfer laws but include, subject to the entry of the Final DIP Order by the Bankruptcy Court, the proceeds thereof.  As of the Closing Date and prior to the Conversion Date, Collateral shall be limited to the “Collateral” granted pursuant to the DIP Security Agreement, “Pledged Collateral” granted pursuant to the DIP Pledge Agreement and substantially all unencumbered assets and properties of the Borrower and Frontier Communications of Iowa, LLC, subject to customary exceptions, on which Liens are granted pursuant to the Final DIP Order (collectively, the “DIP Collateral”); and

(ii)  after the Conversion Date, all the “Collateral” and “Pledged Collateral” (or equivalent terms) as defined in any Exit Collateral Document and any and all other property, existing as of the Conversion Date or thereafter acquired, that may at any time be or become subject (or purported to be subject) to a security interest or Lien to secure the Secured Obligations (collectively the “Exit Collateral”).

“Collateral Agent” means JPMCB, in its capacity as collateral agent under any of the Loan Documents, or any successor collateral agent appointed in accordance with Section 9.09.

“Collateral and Guarantee Requirement” means the requirement that:

(i)  prior to the Conversion Date,

(x) the Administrative Agent shall have received (or, in the case of clause (d) below, the Collateral Agent (as defined in the DIP Pledge Agreement)):

(a)  a duly executed and delivered counterpart of the DIP Pledge Agreement from the Pledgor;

(b)  a duly executed and delivered counterpart of the DIP Security Agreement from the Grantor;

(c)  a duly executed and delivered counterpart of the Guaranty Agreement from each of the Guarantors;

(d)  the certificates or instruments evidencing the issued and outstanding equity interests of the Pledged Subsidiaries and, to the extent required by the applicable DIP Collateral Document, all certificates, agreements, acknowledgments or instruments representing, evidencing or acknowledging the DIP Collateral accompanied by instruments of transfer and stock powers undated and endorsed in blank; and

(e)  UCC financing statements in appropriate form for filing under the UCC and such other documents reasonably requested by the Administrative Agent as may be necessary or appropriate or, in the opinion of the Administrative Agent, desirable to perfect the Liens created or purported to be created by the DIP Collateral Documents; and

(y)  the Collateral Agent shall have a valid and perfected first priority (subject to Liens permitted hereunder and Permitted Prior Liens) security interest, for the benefit of the Secured Parties, in (i) on the Closing Date and at all times thereafter until the Conversion Date, all issued and outstanding equity interests of the Pledged Subsidiaries and the other Collateral and (ii) after the Closing Date until the Conversion Date, all other assets that are required from time to time to be subject to a Lien securing the Obligations pursuant to the terms of Section 6.10 hereof or the relevant DIP Collateral Documents, in any such case, except to the extent such security interest has been released in accordance with the terms of this Agreement or the applicable DIP Collateral Document(s); and

(ii)  upon the Conversion Date,

(x) the Administrative Agent shall have received (or, in the case of clause (d) below, the Collateral Agent (as defined in the Exit Pledge Agreement)):

(a)  a duly executed and delivered counterpart of the Exit Pledge Agreement from the Pledgor;

(b)  a duly executed and delivered counterpart of the Exit Security Agreement from the Grantor;

(c)  the certificates or instruments evidencing the issued and outstanding equity interests of the Pledged Subsidiaries and, to the extent required by the applicable Exit Collateral Document, all certificates, agreements, acknowledgments or instruments representing, evidencing or acknowledging the Exit Collateral accompanied by instruments of transfer and stock powers undated and endorsed in blank; and

(d)  UCC financing statements in appropriate form for filing under the UCC and such other documents reasonably requested by the Administrative Agent as may be necessary or appropriate or, in the opinion of the Administrative Agent, desirable to perfect the Liens created or purported to be created by the Exit Collateral Documents; and

(y)  the Collateral Agent shall have a valid and perfected first priority (subject to Liens permitted hereunder and Permitted Prior Liens) security interest, for the benefit of the Secured Parties, in (i) on the Conversion Date and at all times thereafter, all issued and outstanding equity interests of the Pledged Subsidiaries and the other Collateral and (ii) after the Conversion Date, all other assets that are required from time to time to be subject to a Lien securing the Obligations pursuant to the terms of Section 6.10 hereof or the relevant Exit Collateral Documents, in any such case, except to the extent such security interest has been released in accordance with the terms of this Agreement or the applicable Exit Collateral Document(s).

The foregoing definition shall not require the creation or perfection of pledges of or security interests in particular assets if and for so long as the Administrative Agent and the Borrower agree in writing that the cost of creating or perfecting such pledges or security interests in such assets or obtaining title insurance or surveys in respect of such assets outweighs the benefits to be obtained by the Lenders therefrom.

The Administrative Agent may grant extensions of time for the perfection of security interests in or the obtaining of title insurance and surveys with respect to particular assets (including extensions beyond the Closing Date for the perfection of security interests in the assets of the Loan Parties on such date) where it reasonably determines, in consultation with the Borrower, that perfection cannot be accomplished without undue effort or expense by the time or times at which it would otherwise be required by this Agreement or the Collateral Documents.

Notwithstanding the foregoing provisions of this definition or anything in this Agreement or any other Loan Document to the contrary:

(A)         Liens required to be granted from time to time pursuant to the Collateral and Guarantee Requirement shall be subject to exceptions and limitations set forth in the Collateral Documents and, to the extent appropriate in the applicable jurisdiction, as agreed between the Administrative Agent and the Borrower;

(B)         the Collateral and Guarantee Requirement shall not apply to any Excluded Property (as defined in the Collateral Documents);

(C)         no deposit account control agreement, securities account control agreement or other control agreements or control arrangements shall be required with respect to any deposit account, securities account or other asset specifically requiring perfection through control agreements;

(D)        no actions in any jurisdiction other than the United States or that are necessary to comply with the Laws of any jurisdiction other than the United States shall be required in order to create any security interests in assets located, titled, registered or filed outside of the United States or, except with respect to Intellectual Property subsisting outside of the United States unless a Lien on such Intellectual Property can be granted and/or perfected without filings in intellectual property registries or recording offices or with intellectual property authorities outside of the United States, to perfect such security interests (it being understood that there shall be no security agreements, pledge agreements, or share charge (or mortgage) agreements governed under the Laws of any jurisdiction other than the United States); and

(E)       general statutory limitations, financial assistance, corporate benefit, capital maintenance rules, fraudulent preference, “thin capitalization” rules, retention of title claims and similar principle may limit the ability of a Foreign Subsidiary to provide a Guarantee or Collateral or may require that the Guarantee or Collateral be limited by an amount or otherwise, in each case as reasonably determined by the Borrower in consultation with the Administrative Agent.

“Collateral Documents” means, collectively, the DIP Collateral Documents and the Exit Collateral Documents.

 “Commitment” means a Term Commitment, a Revolving Credit Commitment, or an Extended Revolving Credit Commitment.

“Commitment Fee” has the meaning provided in Section 2.09(a).

“Committed Loan Notice” means a notice of (a) a Term Borrowing, (b) a Revolving Credit Borrowing, (c) a conversion of Loans from one Type to the other, or (d) a continuation of Eurocurrency Rate Loans pursuant to Section 2.02(a), which, if in writing, shall be substantially in the form of Exhibit A.

“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.

“Compensation Period” has the meaning specified in Section 2.12(c)(ii).

“Compliance Certificate” means a certificate substantially in the form of Exhibit D-2.

“Compounded SOFR” means the compounded average of SOFRs for the applicable Corresponding Tenor, with the rate, or methodology for this rate, and conventions for this rate (which may include compounding in arrears with a lookback and/or suspension period as a mechanism to determine the interest amount payable prior to the end of each Interest Period) being established by the Administrative Agent in accordance with:

(1)         the rate, or methodology for this rate, and conventions for this rate selected or recommended by the Relevant Governmental Body for determining compounded SOFR; provided that:

(2)         if, and to the extent that, the Administrative Agent determines that Compounded SOFR cannot be determined in accordance with clause (1) above, then the rate, or methodology for this rate, and conventions for this rate that the Administrative Agent determines in its reasonable discretion are substantially consistent with any evolving or then-prevailing market convention for determining compounded SOFR for U.S. dollar-denominated syndicated credit facilities at such time;

provided, further, that if the Administrative Agent decides that any such rate, methodology or convention determined in accordance with clause (1) or clause (2) is not administratively feasible for the Administrative Agent, then Compounded SOFR will be deemed unable to be determined for purposes of the definition of “Benchmark Replacement.”

“Confirmation Order” means the order entered by the U.S. Bankruptcy Court for the Southern District of New York [Docket No. 1005] confirming the Acceptable Reorganization Plan as in effect on the date of this Agreement, together with any amendments, supplements or modifications thereto after the date of this Agreement that are not, taken together, materially adverse to Lenders, provided that any such amendment, supplement or modification solely to permit the Staggered Emergence shall be deemed not to be materially adverse to the Lenders.

“Consolidated Depreciation and Amortization Expense” means, with respect to any Person for any period, the total amount of depreciation and amortization expense and capitalized fees, including amortization or write-off of (i) intangible assets and non-cash organization costs, (ii) deferred financing and debt issuance fees, costs and expenses, (iii) capitalized expenditures (including Capitalized Software Expenditures), customer acquisition costs and incentive payments, media development costs, conversion costs and contract acquisition costs, the amortization of original issue discount resulting from the issuance of Indebtedness at less than par and amortization of favorable or unfavorable lease assets or liabilities and (iv) capitalized fees related to any Qualified Securitization Financing or Receivables Facility, of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP and any write down of assets or asset value carried on the balance sheet.

“Consolidated EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period:

(1)	increased (without duplication) by:

(a)
Fixed Charges of such Person for such period (including (w) non-cash rent expense, (x) net losses or any obligations on any Hedging Obligations or other derivative instruments, (y) bank, letter of credit and other financing fees and (z) costs of surety bonds in connection with financing activities, plus amounts excluded from the definition of “Consolidated Interest Expense” and any non-cash interest expense), to the extent deducted (and not added back) in computing Consolidated Net Income; plus

(b)
(x) provision for taxes based on income, profits, revenue or capital, including federal, foreign, state, provincial, territorial, local, unitary, excise, property, franchise, value added and similar taxes (such as Delaware franchise tax, Pennsylvania capital tax, Texas margin tax and provincial capital taxes paid in Canada) and withholding taxes (including any future taxes or other levies which replace or are intended to be in lieu of such taxes and any penalties, additions to tax and interest related to such taxes or arising from tax examinations) and similar taxes of such Person paid or accrued during such period (including in respect of repatriated funds), (y) any distributions made to a Parent Entity with respect to the foregoing and (z) the net tax expense associated with any adjustments made pursuant to the definition of “Consolidated Net Income” in each case, to the extent deducted (and not added back) in computing Consolidated Net Income; plus

(c)	Consolidated Depreciation and Amortization Expense of such Person for such period to the extent deducted (and not added back) in computing Consolidated Net Income; plus

(d)
any fees, costs, expenses or charges (other than Consolidated Depreciation and Amortization Expense) related to any actual, proposed or contemplated Equity Offering (including any expense relating to enhanced accounting functions or other transaction costs associated with becoming a public company, including Public Company Costs), Permitted Investment, Restricted Payment, acquisition, disposition, recapitalization or the incurrence of Indebtedness permitted to be incurred by this Agreement (including a refinancing thereof) (whether or not successful and including any such transaction consummated prior to the Closing Date), including (i) such fees, expenses or charges (including rating agency fees, consulting fees and other related expenses and/or letter of credit or similar fees) related to the offering or incurrence of, or ongoing administration of this Agreement, the Facilities, and other credit facilities, any Securitization Fees and the Transactions, including Transaction Expenses, and (ii) any amendment, waiver or other modification of this Agreement, Receivables Facilities, Securitization Facilities, the First-Priority Senior Secured Notes Indenture, any other credit facilities, any Securitization Fees, any other Indebtedness or any Equity Offering, in each case, whether or not consummated, to the extent deducted (and not added back) in computing Consolidated Net Income; plus

(e)
(i) the amount of any restructuring charge, accrual, reserve (and adjustments to existing reserves) or expense, integration cost, inventory optimization programs or other business optimization expense or cost (including charges directly related to the implementation of cost-savings initiatives and tax restructurings) that is deducted (and not added back) in such period in computing Consolidated Net Income, including any costs incurred in connection with acquisitions or divestitures after the Closing Date, any severance, retention, signing bonuses, relocation, recruiting and other employee related costs, costs in respect of strategic initiatives and curtailments or modifications to pension and post-retirement employment benefit plans (including any settlement of pension liabilities), costs related to entry into new markets (including unused warehouse space costs) and new product introductions (including labor costs and scrap costs), systems development and establishment costs, operational and reporting systems, technology initiatives, contract termination costs, future lease commitments and costs related to the opening and closure and/or consolidation of facilities (including severance, rent termination, moving and legal costs) and to exiting lines of business and consulting fees incurred with any of the foregoing and (ii) fees, costs and expenses associated with acquisition related litigation and settlement thereof, in each case, whether or not consummated, to the extent deducted (and not added back) in computing Consolidated Net Income; plus

(f)
any other non-cash charges, write-downs, expenses, losses or items reducing Consolidated Net Income for such period including (i) non-cash losses on the sale of assets and any write-offs or write-downs, deferred revenue or impairment charges, (ii) impairment charges, amortization (or write offs) of financing costs (including debt discount, debt issuance costs and commissions and other fees associated with Indebtedness, including the First-Priority Senior Secured Notes and this Agreement) of such Person and its Subsidiaries and/or (iii) the impact of acquisition method accounting adjustment and any non-cash write-up, write-down or write-off with respect to re-valuing assets and liabilities in connection with the Transactions or any Investment, deferred revenue or any effects of adjustments resulting from the application of purchase accounting, purchase price accounting (including any step-up in inventory and loss of profit on the acquired inventory) (provided that if any such non-cash charge, write-down, expense, loss or item represents an accrual or reserve for potential cash items in any future period, (A) the Borrower may elect not to add back such non-cash charge, expense or loss in the current period and (B) to the extent the Borrower elects to add back such non-cash charge, the cash payment in respect thereof in such future period shall be subtracted from Consolidated EBITDA when paid), or other items classified by the Borrower as special items less other non-cash items of income increasing Consolidated Net Income (excluding any amortization of a prepaid cash item that was paid in a prior period or such non-cash item of income to the extent it represents a receipt of cash in any future period); plus

(g)
the amount of pro forma “run rate” cost savings (including cost savings with respect to salary, benefit and other direct savings resulting from workforce reductions and facility, benefit and insurance savings and any savings expected to result from the reduction of a public target’s Public Company Costs), operating expense reductions, other operating improvements (including the entry into material contracts or arrangements), and initiatives and synergies (it is understood and agreed that “run rate” means the full recurring benefit for a period that is associated with any action taken, committed to be taken or expected to be taken, net of the amount of actual benefits realized during such period form such actions) projected by the Borrower in good faith to be reasonably anticipated to be realizable or a plan for realization shall have been established within 18 months of the date thereof (including from any actions taken in whole or in part prior to such date), which will be added to Consolidated EBITDA as so projected until fully realized and calculated on a pro forma basis as though such cost savings (including cost savings with respect to salary, benefit and other direct savings resulting from workforce reductions and facility, benefit and insurance savings and any savings expected to result from the reduction of a public target’s Public Company Costs), operating expense reductions, other operating improvements and initiatives and synergies had been realized on the first day of such period, net of the amount of actual benefits realized prior to or during such period from such actions; provided that, the aggregate amount of adjustments pursuant to this clause (g) (other than adjustments made in accordance with Regulation S-X) shall not exceed 20% of LTM EBITDA for the applicable period (calculated after giving effect to any pro forma adjustments); plus

(h)
any costs or expenses incurred by the Borrower or a Restricted Subsidiary or a Parent Entity pursuant to any management equity plan, stock option plan, phantom equity plan, profits interests or any other management, employee benefit or other compensatory plan or agreement (and any successor plans or arrangements thereto), employment, termination or severance agreement, or any stock subscription or equityholder agreement, and any costs or expenses in connection with the roll-over, acceleration or payout of Capital Stock held by management, to the extent that such costs or expenses are non-cash or otherwise funded with cash proceeds contributed to the capital of the Borrower or net after-tax cash proceeds of an issuance of Capital Stock (other than Disqualified Stock) of the Borrower; plus

(i)
cash receipts (or any netting arrangements resulting in reduced cash expenditures) not representing Consolidated EBITDA or Consolidated Net Income in any period to the extent non-cash gains relating to such income were deducted in the calculation of Consolidated EBITDA pursuant to clause (2) below for any previous period and not added back; plus

(j)	any net loss included in the Consolidated Net Income attributable to non-controlling or minority interests pursuant to the application of Accounting Standards Codification Topic 810-10-45; plus

(k)
the amount of any non-controlling or minority interest expense consisting of Subsidiary income attributable to non-controlling or minority equity interests of third parties in any non-wholly owned Subsidiary; plus

(l)	unrealized or realized foreign exchange losses resulting from the impact of foreign currency changes; plus

(m)
with respect to any joint venture, an amount equal to the proportion of those items described in clauses (b) and (c) above relating to such joint venture corresponding to the Borrower’s and its Restricted Subsidiaries’ proportionate share of such joint venture’s Consolidated Net Income (determined as if such joint venture were a Restricted Subsidiary) to the extent deducted (and not added back) in computing Consolidated Net Income; plus

(n)
the amount of any costs or expenses relating to payments made to stock appreciation or similar rights, stock option, restricted stock, phantom equity, profits interests or other interests or rights holders of the Borrower or any of its Subsidiaries or any Parent Entity in connection with, or as a result of, any distribution being made to equityholders of such Person or any of its Subsidiaries or any Parent Entities, which payments are being made to compensate such holders as though they were equityholders at the time of, and entitled to share in, such distribution; plus

(o)
(i) adjustments of the nature or type used in connection with the calculation of “Adjusted EBITDA” as set forth in footnote (b) of “Summary—Summary historical consolidated and pro forma consolidated financial information of Frontier” contained in the offering circular in respect of the First-Priority Senior Secured Notes and (ii) any due diligence quality of earnings report from time to time prepared with respect to the target of an acquisition or Investment by a nationally recognized accounting firm;

(p)
on or following the Conversion Date, any expenses or expenditures of the type that, prior to the Conversion Date, were treated or accounted for as capital expenditures to the extent such expenses or expenditures are accounted for under GAAP as operating expenses solely as a result of the implementation of fresh-start accounting or the adoption or modification of accounting policies in connection with such fresh-start accounting in connection with such Person’s emergence from the Cases; and

(2)          decreased (without duplication) by non-cash gains increasing Consolidated Net Income of such Person for such period, excluding any non-cash gains to the extent they represent the reversal of an accrual or reserve for a potential cash item that reduced Consolidated EBITDA in any prior period (other than non-cash gains relating to the application of Accounting Standards Codification Topic 840—Leases).

“Consolidated First Lien Secured Leverage Ratio” means, as of any date of determination, the ratio of (x) the sum of (a) Consolidated Total Indebtedness secured by a Lien on the Collateral as of such date (other than Indebtedness secured by the Collateral by a Lien that is junior to the Lien securing the Secured Obligations) and (b) without duplication, the Reserved Indebtedness Amount secured by a Lien on the Collateral as of such date (other than Indebtedness secured by the Collateral by a Lien that is junior to the Lien securing the Secured Obligations) to (y) LTM EBITDA.

“Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:

(1)         consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income (including (a) amortization of original issue discount or premium resulting from the issuance of Indebtedness at less than par, (b) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers acceptances, (c) non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in mark-to-market valuation of any Hedging Obligations or other derivative instruments pursuant to GAAP), (d) the interest component of Capitalized Lease Obligations, and (e) net payments, if any made (less net payments, if any, received), pursuant to interest rate Hedging Obligations with respect to Indebtedness, and excluding (i) Securitization Fees, (ii) penalties, addition to tax and interest relating to taxes, (iii) annual agency or similar fees paid to the administrative agents, collateral agents and other agents under any Facility, (iv) any additional interest or liquidated damages owing pursuant to any registration rights obligations, (v) costs associated with obtaining Hedging Obligations, (vi) accretion or accrual of discounted liabilities other than Indebtedness, (vii) any expense resulting from the discounting of any Indebtedness in connection with the application of recapitalization accounting or purchase accounting in connection with the Transactions or any acquisition, (viii) amortization, expensing or write-off of deferred financing fees, amendment and consent fees, debt issuance costs, debt discount or premium, terminated hedging obligations and other commissions, fees and expenses, discounted liabilities, original issue discount and any other amounts of non-cash interest and, adjusted to the extent included, to exclude any refunds or similar credits received in connection with the purchasing or procurement of goods or services under any purchasing card or similar program, (ix) any expensing of bridge, arrangement, structuring, commitment, agency, consent and other financing fees and any other fees related to the Transactions or any acquisitions after the Closing Date, (x) any accretion of accrued interest on discounted liabilities and any prepayment, make-whole or breakage premium, penalty or cost, and (xi) interest expense with respect to Indebtedness of any direct or indirect parent of such Person resulting from push-down accounting; plus

(2)          consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; less

(3)          interest income for such period.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

“Consolidated Net Income” means, with respect to any Person for any period, the net income (loss) of such Person and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP; provided, however, that there will not be included in such Consolidated Net Income:

(1)
any net income (loss) of any Person if such Person is not a Restricted Subsidiary (including any net income (loss) from investments recorded in such Person under the equity method of accounting), except that the Borrower’s equity in the net income of any such Person for such period will be included in such Consolidated Net Income up to the aggregate amount of cash or Cash Equivalents actually distributed (or to the extent converted into cash or Cash Equivalents) by such Person during such period to the Borrower or a Restricted Subsidiary as a dividend or other distribution or return on investment;

(2)
solely for the purpose of determining the amount available for Restricted Payments under Section 7.06(a) hereof, any net income (loss) of any Restricted Subsidiary (other than the Guarantors) if such Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Borrower or a Guarantor by operation of the terms of such Restricted Subsidiary’s articles, charter or any agreement, instrument, judgment, decree, order, statute or governmental rule or regulation applicable to such Restricted Subsidiary or its stockholders (other than (a) restrictions that have been waived or otherwise released (or such Person reasonably believes such restriction could be waived or released and is using commercially reasonable efforts to pursue such waiver or release), (b) restrictions pursuant to this Agreement, the First-Priority Senior Secured Notes, First-Priority Senior Secured Notes Indenture or other similar indebtedness, and (c) restrictions specified in Section 7.08(b)(xiv)(i)), except that Borrower’s equity in the net income of any such Restricted Subsidiary for such period will be included in such Consolidated Net Income up to the aggregate amount of cash or Cash Equivalents actually distributed (or to the extent converted, or having the ability to be converted, into cash or Cash Equivalents) by such Restricted Subsidiary during such period to the Borrower or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend to another Restricted Subsidiary, to the limitation contained in this clause);

(3)
any gain (or loss) (a) in respect of facilities no longer used or useful in the conduct of the business of the Borrower or its Restricted Subsidiaries, abandoned, closed, disposed or discontinued operations, (b) on disposal, abandonment or discontinuance of disposed, abandoned, closed or discontinued operations, and (c) attributable to asset dispositions, abandonments, sales or other dispositions of any asset (including pursuant to any Sale and Leaseback Transaction) or the designation of an Unrestricted Subsidiary other than in the ordinary course of business;

(4)
(a) any extraordinary, unusual, infrequently occurring or nonrecurring loss, charge or expense, Transaction Expenses, Public Company Costs, restructuring and duplicative running costs, restructuring charges or reserves (whether or not classified as restructuring expense on the consolidated financial statements), relocation costs, start-up or initial costs for any project or new production line, division or new line of business, integration and facilities’ or bases’ opening costs, facility consolidation and closing costs, severance costs and expenses, one-time charges (including compensation charges), payments made pursuant to the terms of change in control agreements that the Borrower or a Subsidiary or a Parent Entity had entered into with employees of the Borrower, a Subsidiary or a Parent Entity, costs relating to pre-opening, opening and conversion costs for facilities, losses or costs related to facility or property disruptions or shutdowns, signing, retention and completion bonuses (including management bonus pools), recruiting costs, costs incurred in connection with any strategic or cost savings initiatives, transition costs, contract terminations, litigation and arbitration fees, costs and charges, expenses in connection with one-time rate changes, costs incurred with acquisitions, investments and dispositions (including travel and out-of-pocket costs, human resources costs (including relocation bonuses), litigation and arbitration costs, charges, fees and expenses (including settlements), management transition costs, advertising costs, losses associated with temporary decreases in work volume and expenses related to maintain underutilized personnel) and non-recurring product and intellectual property development, other business optimization expenses or reserves (including costs and expenses relating to business optimization programs and new systems design and costs or reserves associated with improvements to IT and accounting functions), retention charges (including charges or expenses in respect of incentive plans), system establishment costs and implementation costs and operating expenses attributable to the implementation of strategic or cost-savings initiatives, and curtailments or modifications to pension and post-retirement employee benefit plans (including any settlement of pension liabilities and charges resulting from changes in estimates, valuations and judgments) and professional, legal, accounting, consulting and other service fees incurred with any of the foregoing and (b) any charge, expense, cost, accrual or reserve of any kind associated with acquisition related litigation and settlements thereof;

(5)
(a) at the election of the Borrower with respect to any quarterly period, the cumulative effect of a change in law, regulation or accounting principles and changes as a result of the adoption or modification of accounting policies, (b) subject to the last paragraph of the definition of “GAAP,” the cumulative effect of a change in accounting principles and changes as a result of the adoption or modification of accounting policies during such period (including any impact resulting from an election by the Borrower to apply IFRS or other Accounting Changes) and (c) any costs, charges, losses, fees or expenses in connection with the implementation or tracking of such changes or modifications specified in the foregoing clauses (a) and (b);

(6)
(a) any equity-based or non-cash compensation or similar charge, cost or expense or reduction of revenue, including any such charge, cost, expense or reduction arising from any grant of stock, stock appreciation or similar rights, stock options, restricted stock, phantom equity, profits interests or other interests, or other rights or equity- or equity based incentive programs (“equity incentives”), any income (loss) associated with the equity incentives or other long-term incentive compensation plans (including under deferred compensation arrangements of the Borrower or any Parent Entity or Subsidiary and any positive investment income with respect to funded deferred compensation account balances), roll-over, acceleration or payout of Capital Stock by employees, directors, officers, managers, contractors, consultants, advisors or business partners (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Borrower or any Parent Entity or Subsidiary, and any cash awards granted to employees of the Borrower  and its Subsidiaries in replacement for forfeited awards, (b) any non-cash losses realized in such period in connection with adjustments to any employee benefit plan due to changes in estimates, actuarial assumptions, valuations, studies or judgments or non-cash compensation expense resulting from the application of Accounting Standards Codification Topic 718, Compensation—Stock Compensation and (c) any net pension or post-employment benefit costs representing amortization of unrecognized prior service costs, actuarial losses, amortization of such amounts arising in prior periods, amortization of the unrecognized obligation (and loss or cost) existing at the date of initial application of Statement of Financial Accounting Standards No. 87, 106 and 112, and any other item of a similar nature;

(7)
any income (loss) from the extinguishment, conversion or cancellation of Indebtedness, Hedging Obligations or other derivative instruments (including deferred financing costs written off, premiums paid or other expenses incurred);

(8)
any unrealized or realized gains or losses in respect of any Hedging Obligations or any ineffectiveness recognized in earnings related to hedge transactions or the fair value of changes therein recognized in earnings for derivatives that do not qualify as hedge transactions;

(9)
any fees, losses, costs, expenses or charges incurred during such period (including any transaction, retention bonus or similar payment), or any amortization thereof for such period, in connection with (a) any acquisition, recapitalization, Investment, Asset Disposition, disposition, issuance or repayment of Indebtedness (including such fees, expense or charges related to the offering, issuance and rating of the Loans, the First-Priority Senior Secured Notes, other securities and any of the Facilities), issuance of Capital Stock, refinancing transaction or amendment or modification of any debt instrument (including any amendment or other modification of the Loans, the First-Priority Senior Secured Notes, other securities and any of the Facilities), in each case, including the Transactions, any such transaction consummated prior to, on or after the Closing Date and any such transaction undertaken but not completed, and any charges or non-recurring merger costs incurred during such period as a result of any such transaction, in each case whether or not successful (including, for the avoidance of doubt, the effects of expensing all transaction-related expenses in accordance with Accounting Standards Codification Topic 805—Business Combinations and any adjustments resulting from the application of Accounting Standards Codification Topic 460—Guarantees or any related pronouncements) and (b) complying with the requirements under, or making elections permitted by, the documentation governing any Indebtedness;

(10)
any unrealized or realized gain or loss resulting in such period from currency translation increases or decreases or transaction gains or losses, including those related to currency remeasurements of Indebtedness (including any net loss or gain resulting from Hedging Obligations for currency risk), intercompany balances, other balance sheet items, Hedging Obligations or other obligations of the Borrower or any Restricted Subsidiary owing to the Borrower or any Restricted Subsidiary and any other realized or unrealized foreign exchange gains or losses relating to the translation of assets and liabilities denominated in foreign currencies;

(11)	any unrealized or realized income (loss) or non-cash expense attributable to movement in mark-to-market valuation of foreign currencies, Indebtedness or derivative instruments pursuant to GAAP;

(12)
effects of adjustments (including the effects of such adjustments pushed down to such Person and its Restricted Subsidiaries) in such Person’s consolidated financial statements pursuant to GAAP and related pronouncements, including in the inventory (including any impact of changes to inventory valuation policy methods, including changes in capitalization of variances), property and equipment, software, loans, leases, goodwill, intangible assets, in-process research and development, deferred revenue (including deferred costs related thereto and deferred rent) and debt line items thereof, resulting from the application of acquisition method accounting, recapitalization accounting or purchase accounting, as the case may be, in relation to the Transactions or any consummated acquisition (by merger, consolidation, amalgamation or otherwise), joint venture investment or other Investment or the amortization or write-off or write-down of any amounts thereof;

(13)
any impairment charge, write-off or write-down, including impairment charges, write-offs or write-downs related to intangible assets, long-lived assets, goodwill, investments in debt or equity securities (including any losses with respect to the foregoing in bankruptcy, insolvency or similar proceedings) and investments recorded using the equity method or as a result of a change in law or regulation and the amortization of intangibles arising pursuant to GAAP;

(14)
(a) accruals and reserves (including contingent liabilities) that are established or adjusted in connection with the Transactions or within 18 months after the closing of any acquisition or disposition that are so required to be established or adjusted as a result of such acquisition or disposition in accordance with GAAP, or changes as a result of adoption or modification of accounting policies and (b) earn-out, non-compete and contingent consideration obligations (including to the extent accounted for as bonuses or otherwise) and adjustments thereof and purchase price adjustments;

(15)
any income (loss) related to any realized or unrealized gains and losses resulting from Hedging Obligations or embedded derivatives that require similar accounting treatment (including embedded derivatives in customer contracts), and the application of Accounting Standards Codification Topic 815—Derivatives and Hedging and its related pronouncements or mark to market movement of other financial instruments pursuant to Accounting Standards Codification Topic 825—Financial Instruments, or the equivalent accounting standard under GAAP or an alternative basis of accounting applied in lieu of GAAP;

(16)
any non-cash expenses, accruals or reserves related to adjustments to historical tax exposures and any deferred tax expense associated with tax deductions or net operating losses arising as a result of the Transactions, or the release of any valuation allowances related to such item;

(17)	[reserved];

(18)	the amount of loss or discount on sale of Securitization Assets, Receivables Assets and related assets in connection with a Qualified Securitization Financing or Receivables Facility; and

(19)
(i) payments to third parties in respect of research and development, including amounts paid upon signing, success, completion and other milestones and other progress payments, to the extent expensed, (ii) at the election of the Borrower with respect to any quarterly period, effects of adjustments to accruals and reserves during a period relating to any change in the methodology of calculating reserves for returns, rebates and other chargebacks (including government program rebates), and (iii) at the election of the Borrower with respect to any quarterly period, an amount equal to the net change in deferred revenue at the end of such period from the deferred revenue at the end of the previous period.

In addition, to the extent not already excluded (or included, as applicable) in the Consolidated Net Income of such Person and its Restricted Subsidiaries, notwithstanding anything to the contrary in the foregoing, Consolidated Net Income shall be increased by the amount of: (i) any expenses, charges or losses that are reimbursed by indemnification or other reimbursement provisions in connection with any investment or any sale, conveyance, transfer or other disposition of assets permitted hereunder, or, so long as the Borrower has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed within 366 days of the date of such evidence (net of any amount so added back in a prior period to the extent not so reimbursed within the applicable 366-day period), (ii) to the extent covered by insurance (including business interruption insurance) and actually reimbursed, or, so long as the Borrower has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is in fact reimbursed within 366 days of the date of such evidence (net of any amount so added back in a prior period to the extent not so reimbursed within the applicable 366-day period), expenses, charges or losses with respect to liability or Casualty Events or business interruption and (iii) the amount of distributions actually made to any Parent Entity of such Person in respect of such period in accordance with Section 7.06(b)(ix)(A) as though such amounts had been paid as taxes directly by such Person for such periods.

“Consolidated Tangible Assets” means, for any Person, total assets of such Person and its consolidated Subsidiaries, determined on a consolidated basis, less goodwill, patents, trademarks and other assets classified as intangible assets in accordance with GAAP.

“Consolidated Total Indebtedness” means, as of any date of determination, an amount equal to (a) the aggregate principal amount of outstanding Indebtedness for borrowed money (excluding Indebtedness with respect to Cash Management Obligations and intercompany Indebtedness as of such date), plus (b) the aggregate principal amount of Capitalized Lease Obligations and Purchase Money Obligations and unreimbursed drawings under letters of credit of the Borrower and its Restricted Subsidiaries outstanding on such date (provided that any unreimbursed amount under commercial letters of credit shall not be counted as Consolidated Total Indebtedness until five Business Days after such amount is drawn), minus (c) the aggregate amount of (i) any undrawn Reserved Indebtedness Amount (to the extent included in clause (a) above) and (ii) cash and Cash Equivalents included on the consolidated balance sheet of the Borrower and its Restricted Subsidiaries as of the end of the most recent fiscal period for which consolidated financial statements are available (which may be internal financial statements) (provided that (x) the cash proceeds of any proposed incurrence of Indebtedness shall not be included in this clause (c) for purposes of calculating the Consolidated Total Leverage Ratio or the Consolidated First Lien Secured Leverage Ratio, as applicable and (y) prior to the Conversion Date, the amount in clause (ii) shall not exceed $150 million) with such pro forma adjustments as are consistent with the pro forma adjustments set forth in Section 1.09. For the avoidance of doubt, Consolidated Total Indebtedness shall exclude Indebtedness in respect of any Receivables Facility or Securitization Facility.

“Consolidated Total Leverage Ratio” means, as of any date of determination, the ratio of (x) the sum of (a) Consolidated Total Indebtedness as of such date and (b) without duplication, the Reserved Indebtedness Amount as of such date to (y) LTM EBITDA.

“Consummation Date” means the date of the substantial consummation (as defined in Section 1101 of the Bankruptcy Code) of a Reorganization Plan that is confirmed pursuant to an order of the Bankruptcy Court; provided, that for purposes hereof the Consummation Date of the Reorganization Plan shall be no later than the “effective date” thereof.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing in any manner, whether directly or indirectly, any Non-Financing Lease Obligation, dividend or other obligation that does not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”), including any obligation of such Person, whether or not contingent:

(1)          to purchase any such primary obligation or any property constituting direct or indirect security therefor;

(2)          to advance or supply funds:

(a)          for the purchase or payment of any such primary obligation; or

(b)          to maintain the working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3)         to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Contractual Obligation” means, as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.

“Control” has the meaning specified in the definition of “Affiliate.”

“Controlled Investment Affiliate” means, as to any Person, any other Person, which directly or indirectly is in control of, is controlled by, or is under common control with such Person and is organized by such Person (or any Person controlling such Person) primarily for making direct or indirect equity or debt investments in the Borrower and/or other companies.

“Conversion Date” means the date all the conditions on Annex I are satisfied or waived in accordance with Section 10.01.

“Conversion Date Certificate” means a certificate of a Responsible Officer of the Borrower substantially in the form attached as Exhibit D-3 hereto.

“Conversion Date Transactions” means the execution and delivery of the Exit Collateral Documents and any other Loan Document, the conversion of the Loans with the terms herein that apply prior to the Conversion Date into the Loans with the terms herein that apply on and after the Conversion Date, the conversion of the DIP Revolving Facility into the Exit Revolving Facility, the payment of any Transaction Expenses, the effectiveness of the Acceptable Reorganization Plan, other related transactions as described in the First-Priority Senior Secured Note Documents and the consummation of any other transaction in connection with the foregoing.

“Corporate Reorganization” means the corporate reorganization as a result of which New Frontier Borrower will be a wholly-owned, indirect Subsidiary of Reorganized Frontier, New Frontier Borrower will assume the obligations of the Company under the Loan Documents and Reorganized Frontier will hold, directly or indirectly, substantially all of the assets and operations of the Company as of immediately prior to such corporate reorganization (provided that, for the avoidance of doubt, if the Company undertakes the Staggered Emergence, the Designated Entities shall not be held by New Frontier Borrower as of the Conversion Date).

“Corresponding Tenor” with respect to a Benchmark Replacement means a tenor (including overnight) having approximately the same length (disregarding business day adjustment) as the applicable tenor for the applicable Interest Period with respect to the Eurocurrency Rate.

“Covered Party” shall have the meaning provided in Section 10.23.

“Credit Agreement Refinanced Debt” has the meaning specified in the definition of “Credit Agreement Refinancing Indebtedness.”

“Credit Agreement Refinancing Indebtedness” means (a) Permitted Pari Passu Refinancing Debt, (b) Permitted Junior Refinancing Debt, or (c) Permitted Unsecured Refinancing Debt obtained pursuant to a Refinancing Amendment, in each case, issued, incurred or otherwise obtained (including by means of the extension or renewal of existing Indebtedness) in exchange for, or to extend, renew, replace or refinance, in whole or part, existing Term Loans, Incremental Term Loans, Refinancing Term Loans, Prepetition Subsidiary Debt, Revolving Credit Loans, Incremental Revolving Credit Commitments or Refinancing Revolving Credit Loans hereunder (including any successive Credit Agreement Refinancing Indebtedness) (“Credit Agreement Refinanced Debt”); provided that (i) such extending, renewing or refinancing Indebtedness is in an original aggregate principal amount not greater than (A) the aggregate principal amount of the Credit Agreement Refinanced Debt, plus (B) accrued, capitalized and unpaid interest thereon, any fees, premiums (including any makewhole), accrued interest associated therewith, or other reasonable amount paid, and fees, costs and expenses, commissions or underwriting discounts incurred in connection therewith, (ii) the terms applicable to such Credit Agreement Refinancing Indebtedness comply with the Required Debt Terms, (iii) such Credit Agreement Refinanced Debt (other than unasserted contingent indemnification or reimbursement obligations and letters of credit that have been cash collateralized, rolled into another credit facility or backstopped in accordance with the terms thereof) shall be repaid, defeased or satisfied and discharged, and (unless otherwise agreed by all Lenders holding such Credit Agreement Refinanced Debt) all accrued interest, fees and premiums (if any) in connection therewith shall be paid on the date such Credit Agreement Refinancing Indebtedness is issued, incurred or obtained and (iv) in the case such Credit Agreement Refinanced Debt is Prepetition Subsidiary Debt and the Credit Agreement Refinancing Indebtedness in respect thereof is in the form of MFN Qualifying Term Loans, then the MFN Adjustment shall be made to the Initial Term Loans to the extent otherwise required under Section 2.14(b) as if such Credit Agreement Refinancing Indebtedness were incurred thereunder (other than to the extent such Indebtedness constitutes a customary bridge facility, so long as the long-term Indebtedness into which such customary bridge facility is to be converted or exchanged would not otherwise be subject to the MFN Adjustments).

“Credit Extension” means each of the following:  (a) a Borrowing and (b) an L/C Credit Extension.

“Customary Intercreditor Agreement” means (a) with respect to any Indebtedness purported to be secured by Liens on a pari passu basis with the Secured Obligations, the Pari Passu Intercreditor Agreement and (b) with respect to any Indebtedness purported to be secured by Liens on a junior basis with the Secured Obligations, the Permitted Junior Intercreditor Agreement.

“Debtor Relief Laws” means the Bankruptcy Code of the United States and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief Laws of the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

“Debtors” means the Company together withal of its direct and direct subsidiaries that have filed the Cases.

“Declined Proceeds” has the meaning specified in Section 2.05(b)(v).

“Default”  means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Default Rate” means, means, solely during the occurrence and continuance of an Event of Default under (x) prior to the Conversion Date, Section 8.01(a) or (y) after the Conversion Date, under Section 8.01(a) or under Section 8.01(f), an interest rate equal, (a) with respect to any overdue principal for any Loan, the applicable interest rate for such Loan plus 2.0% per annum and (b) with respect to any other overdue amount (including overdue interest), the interest rate applicable to Base Rate Loans that are Term Loans plus 2.0% per annum, in each case, to the fullest extent permitted by applicable Laws and which shall be payable on demand by the Required Lenders.

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“Defaulting Lender” means any Lender that (a) has failed, within two (2) Business Days of the date required to be funded or paid, to (i) fund any portion of its Loans required to be funded by it, (ii) fund any portion of its participations in Letters of Credit or Swing Line Loans required to be funded by it or (iii) pay over to the Administrative Agent, the L/C Issuer, the Swing Line Lender or any other Lender any other amount required to be paid by it hereunder, unless, in the case of clause (i) above, such Lender notifies the Administrative Agent in writing that such failure is the result of such Lender’s good faith determination that a condition precedent to funding (specifically identified and including the particular default, if any) has not been satisfied, (b) has notified the Borrower or the Administrative Agent, the L/C Issuer, the Swing Line Lender or any other Lender in writing that it does not intend or expect to comply with any of its funding obligations under this Agreement (unless such writing indicates that such position is based on such Lender’s good faith determination that a condition precedent (specifically identified and including the particular default, if any) to funding a Loan cannot be satisfied), (c) has failed, within three (3) Business Days after request by the Administrative Agent, the L/C Issuer, the Swing Line Lender or any other Lender, acting in good faith, to provide a certification in writing from an authorized officer of such Lender that it will comply with its obligations to fund prospective Loans and participations in then outstanding Letters of Credit and Swing Line Loans under this Agreement, provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon such Administrative Agent’s, L/C Issuer’s, Swing Line Lender’s or Lender’s receipt of such certification in form and substance satisfactory to it and the Administrative Agent, or (d) after the date of this Agreement, has become the subject of a Bankruptcy Event.

“Designated Entities” means, if the Company elects to undertake the Staggered Emergence, each then direct or indirect Subsidiary of the Company designated as a “Designated Entity” in an Officer’s Certificate of the Company on or prior to the Conversion Date and, in each case, together with any successors or assigns, provided that the Consolidated EBITDA of the Designated Entities for the most recently ended four fiscal quarters for which consolidated financial statements are available (which may be internal financial statements) immediately preceding the Closing Date shall not exceed $225 million (as calculated in good faith by the Company).

“Designated Non-Cash Consideration” means the fair market value (as determined in good faith by the Borrower) of non-cash consideration received by the Borrower or any of its Restricted Subsidiaries in connection with an Asset Disposition that is so designated as Designated Non-Cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent payment, redemption, retirement, sale or other disposition of such Designated Non-Cash Consideration.  A particular item of Designated Non-Cash Consideration will no longer be considered to be outstanding when and to the extent it has been paid, redeemed or otherwise retired or sold or otherwise disposed of in compliance with Section 7.05 hereof.

“Designated Preferred Stock” means Preferred Stock of the Borrower or a Parent Entity (other than Disqualified Stock) (a) that is issued for cash (other than to the Borrower or a Subsidiary of the Borrower or an employee stock ownership plan or trust established by the Borrower or any such Subsidiary for the benefit of their employees to the extent funded by the Borrower or such Subsidiary) and (b) that is designated as “Designated Preferred Stock” pursuant to an Officer’s Certificate of the Borrower at or prior to the issuance thereof, the net after-tax cash proceeds of which are excluded from the calculation set forth in Section 7.06(a) hereof.

“DIP Collateral” has the meaning assigned to such term in the definition of “Collateral.”

“DIP Collateral Documents” means, collectively, the DIP Pledge Agreement, the DIP Security Agreement, the Final DIP Order and all other agreements, instruments and documents executed in connection with this Agreement prior to the Conversion Date that are intended to create, perfect or evidence Liens to secure the Secured Obligations, including, without limitation, all other security agreements, pledge agreements, loan agreements, notes, guarantees, pledges, powers of attorney, consents, assignments, contracts, fee letters, notices, financing statements and all other written matter whether heretofore, now or hereafter executed by the Borrower or any of its Subsidiaries and delivered to the Administrative Agent prior to the Conversion Date.

“DIP Pledge Agreement” means that certain Pledge Agreement, dated as of the Closing Date, among the Borrower, as the pledgor, JPMorgan Chase Bank, N.A., as collateral agent for the Secured Parties (as defined therein), the Revolver Agent, the Administrative Agent and the First-Priority Senior Secured Notes Trustee, as may be amended, restated, amended and restated, supplemented, re-affirmed or otherwise modified from time to time.

“DIP Revolving Credit Agreement” means that certain Senior Secured Superpriority Debtor-in-Possession Credit Agreement, dated as of the Closing Date, among the Borrower, the Revolver Agent and the lenders from time to time party thereto, as may be amended, extended, renewed, restated, refunded, replaced, refinanced supplemented or otherwise modified from time to time.

“DIP Revolving Facility” means the “Revolving Facility” (or any similar term) as defined in the DIP Revolving Credit Agreement.

“DIP Security Agreement” means that certain Security Agreement, dated as of the Closing Date, among the Grantor, JPMorgan Chase Bank, N.A., as collateral agent for the Secured Parties (as defined therein), the Revolver Agent, the Administrative Agent and the First-Priority Senior Secured Notes Trustee, as may be amended, restated, amended and restated, supplemented, re-affirmed or otherwise modified from time to time.

“Disclosed Matters” means any event, circumstance, condition or other matter disclosed in the reports and other documents furnished to or filed with the SEC by the Borrower and that are publicly available on or prior to the Closing Date.

“Discount Range” has the meaning specified in Section 2.05(d)(ii).

“Discounted Prepayment Option Notice” has the meaning specified in Section 2.05(d)(ii).

“Discounted Voluntary Prepayment” has the meaning specified in Section 2.05(d)(i).

“Discounted Voluntary Prepayment Notice” has the meaning specified in Section 2.05(d)(v).

“Disinterested Director” means, with respect to any Affiliate Transaction, a member of the Board of Directors having no material direct or indirect financial interest in or with respect to such Affiliate Transaction.  A member of the Board of Directors shall be deemed not to have such a financial interest by reason of such member’s holding Capital Stock of the Borrower or any options, warrants or other rights in respect of such Capital Stock.

“Disqualified Lenders” means (i) such banks, financial institutions or other Persons separately identified in writing by the Borrower to the Lead Arrangers prior to August 28, 2020 (or to any affiliates of such entities that are readily identifiable as affiliates solely on the basis of their names), or (ii) competitors of the Borrower or any of its Subsidiaries (other than bona fide fixed income investors or debt funds) identified in writing from time to time by email to JPMDQ_contact@jpmorgan.com  (and affiliates of such entities that are readily identifiable as affiliates solely on the basis of their names or that are identified to us from time to time in writing by you (other than bona fide fixed income investors or debt funds that purchase commercial loans in the ordinary course of business); provided, that any additional designation permitted by the foregoing shall not become effective until three (3) Business Days following delivery to the Administrative Agent by email; provided, further, that in no event shall any notice given pursuant to this definition apply to retroactively disqualify any Person who previously acquired and continues to hold, any Loans, Commitments or participations prior to the receipt of such notice.  For the avoidance of doubt, the Administrative Agent shall bear no responsibility or liability for ascertaining, monitoring or enforcing compliance with the list of Persons who are Disqualified Lenders at any time.  The Administrative Agent shall be permitted upon request of any Lender or Participant to make available to such Lender or Participant any list of Disqualified Lenders and any Lender may provide the list of Disqualified Lenders to any prospective assignee or Participant on a confidential basis (it being understood that the identity of Disqualified Lenders will not be posted or distributed to any Person, other than a distribution by the Administrative Agent to a Lender upon written request and by a Lender to any prospective assignee or Participant on a confidential basis).

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

(1)          matures or is mandatorily redeemable for cash or in exchange for Indebtedness pursuant to a sinking fund obligation or otherwise; or

(2)         is or may become (in accordance with its terms) upon the occurrence of certain events or otherwise redeemable or repurchasable for cash or in exchange for Indebtedness at the option of the holder of the Capital Stock in whole or in part, in each case on or prior to the earlier of (a) the Stated Maturity of the Loans or (b) the date on which there are no Loans outstanding; provided, however, that (i) only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock and (ii) any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Borrower to repurchase such Capital Stock upon the occurrence of a change of control or asset sale (howsoever defined or referred to) shall not constitute Disqualified Stock if any such redemption or repurchase obligation is subject to compliance by the relevant Person with Section 7.06 hereof; provided, however, that if such Capital Stock is issued to any future, current or former employee, director, officer, manager, contractor, consultant or advisor (or their respective Controlled Investment Affiliates or Immediate Family Members) (excluding Immediate Family Members (but not excluding any future, current or former employee, director, officer, manager, contractor, consultant or advisor)), of the Borrower, any of its Subsidiaries, any Parent Entity or any other entity in which the Borrower or a Restricted Subsidiary has an Investment and is designated in good faith as an “affiliate” by the Board of Directors (or the compensation committee thereof) or any other plan for the benefit of current, former or future employees (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Borrower or its Subsidiaries or by any such plan to such employees (or their respective Controlled Investment Affiliates or Immediate Family Members), such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Borrower or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

“Dollar” and “$” mean lawful money of the United States.

“Dollar Equivalent” means, on any date of determination, (a) with respect to any amount denominated in Dollars, such amount, and (b) with respect to any amount in any other currency, the equivalent in Dollars of such amount, determined by the Administrative Agent or the L/C Issuer, as applicable, pursuant to Section 1.08 using the Exchange Rate with respect to such currency at the time in effect under the provisions of such Section.

“Domestic Foreign Holding Company” means any Domestic Subsidiary with no material assets other than Capital Stock and/or indebtedness of one or more Foreign Subsidiaries that are CFCs or other entities described in this definition.

“Domestic Subsidiary” means, with respect to any Person, any Restricted Subsidiary of such Person other than a Foreign Subsidiary.

“Early Opt-in Election” means the occurrence of:

(1) (i) a determination by the Administrative Agent or (ii) a notification by the Borrower to the Administrative Agent that the Borrower has determined that U.S. dollar-denominated syndicated credit facilities being executed at such time, or that include language similar to that contained in Section 3.02 are being executed or amended, as applicable, to incorporate or adopt a new benchmark interest rate to replace the Eurocurrency Rate, and

(2) (i) the election by the Administrative Agent or (ii) the election by the Borrower to declare that an Early Opt-in Election has occurred and the provision, as applicable, by the Administrative Agent of written notice of such election to the Borrower or by the Borrower of written notice of such election to the Administrative Agent.

“EEA Financial Institution” means (a) any institution established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent;

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” means any public administrative authority or any Person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Effective Yield” means, with respect to any term loan facility or other term loans, as of any date of determination, the sum of (i) the higher of (A) the Eurocurrency Rate on such date for a deposit in Dollars or Euros, as applicable, with a maturity of three months and (B) the Eurocurrency Rate “floor,” if any, with respect thereto as of such date, (ii) the Applicable Rate (or other applicable margin) as of such date for Eurocurrency Rate Loans (or other loans that accrue interest by reference to a similar reference rate)  without giving effect to any pricing step-downs and (iii) the amount of original issue discount and upfront fees thereon (converted to yield assuming a four-year average life and without any present value discount), but excluding the effect of any amendment, arrangement, structuring, commitment, underwriting, syndication and any similar fees payable to any lead arranger (or its Affiliates) in connection with the commitment or syndication of such Indebtedness, consent fees paid to consenting lenders, ticking fees on undrawn commitments, call protection and any other fees not paid or payable generally to all lenders in the primary syndication of such term loan facility or other term loans; provided, that the amounts set forth in clauses (i) and (ii) above for any term loans that are not incurred under this Agreement shall be based on the stated interest rate basis for such term loans.

“Election Date” has the meaning specified in Section 7.06(b)(e).

“Eligible Assignee” means any Assignee permitted by and consented to in accordance with Section 10.07(b).

“Environment” means ambient air, indoor air, surface water, groundwater, drinking water, soil, surface and subsurface strata, and natural resources such as wetlands, flora and fauna.

“Environmental Laws” means any and all applicable Laws relating to pollution, the protection of the environment, natural resources or to the generation, transport, storage, use, treatment, Release or threat of Release of any Hazardous Materials or, to the extent relating to exposure to Hazardous Materials, human health.

“Environmental Liability” means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities) of any Loan Party or any of its respective Subsidiaries directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage or treatment of any Hazardous Materials, (c) exposure of any Person to any Hazardous Materials, (d) the Release or threatened Release of any Hazardous Materials into the Environment or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

“Equity Offering” means (x) a sale of Capital Stock (other than through the issuance of Disqualified Stock or Designated Preferred Stock or through an Excluded Contribution) other than (a) offerings registered on Form S‑8 (or any successor form) under the Securities Act or any similar offering in other jurisdictions or other equity securities of the Borrower or any Parent Entity and (b) issuances of Capital Stock to any Subsidiary of the Borrower or the Borrower or (y) a cash equity contribution to the Borrower or any of its Restricted Subsidiaries.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that is under common control with any Loan Party and is treated as a single employer within the meaning of Section 414 of the Code or Section 4001 of ERISA.

“ERISA Event” means (a) a Reportable Event with respect to a Pension Plan; (b) a withdrawal by any Loan Party or any ERISA Affiliate from a Pension Plan subject to Section 4063 of ERISA during a plan year in which it was a substantial employer (as defined in Section 4001(a)(2) of ERISA) or a cessation of operations that is treated as such a withdrawal under Section 4062(e) of ERISA; (c) a failure to satisfy the minimum funding standard under Section 412 of the Code or Section 302 of ERISA with respect to a Pension Plan, whether or not waived, or a failure to make any required contribution to a Multiemployer Plan; (d) a complete or partial withdrawal by any Loan Party or any ERISA Affiliate from a Multiemployer Plan, notification of any Loan Party or ERISA Affiliate concerning the imposition of Withdrawal Liability or notification that a Multiemployer Plan is insolvent or in reorganization within the meaning of Title IV of ERISA or in endangered or critical status, within the meaning of Section 305 of ERISA; (e) the filing of a notice of intent to terminate, the treatment of a Pension Plan or Multiemployer Plan amendment as a termination under Section 4041 or 4041A of ERISA, or the commencement of proceedings by the PBGC to terminate a Pension Plan or Multiemployer Plan; (f) an event or condition which constitutes grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan or Multiemployer Plan; (g) the imposition of any liability under Title IV of ERISA, other than for PBGC premiums due but not delinquent under Section 4007 of ERISA, upon any Loan Party or any ERISA Affiliate; (h) a determination that any Pension Plan is, or is expected to be, in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code); (i) the occurrence of a non-exempt prohibited transaction with respect to any Pension Plan (within the meaning of Section 4975 of the Code or Section 406 of ERISA) which could result in liability to any Loan Party; or (j) conditions contained in Section 303(k)(1)(A) of ERISA for imposition of a lien shall have been met with respect to any Pension Plan.

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor Person), as in effect from time to time.

“Eurocurrency Rate” means,

(a) for any Interest Period with respect to any Eurocurrency Rate Loan (i) the rate per annum equal to the London Interbank Offered Rate (“LIBOR”), as administered by ICE Benchmark Administration (or any other Person that takes over the administration of such rate) for the applicable currency for a period equal in length to such Interest Period as displayed on pages LIBOR01 or LIBOR02 of the Reuters screen that displays such rate (or, in the event such rate does not appear on a Reuters page or screen, on any successor or substitute page on such screen that displays such rate, or on the appropriate page of such other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion at approximately 11:00 a.m., London time, on the relevant Quotation Date (the “LIBOR Screen Rate”); provided that if such page or service ceases to be available, the Administrative Agent may specify another page or service displaying the relevant rate after consultation with the Borrower; provided, further, that the Eurocurrency Rate shall not be less than 1.00% per annum; and

(b) for any rate calculation with respect to a Base Rate Loan on any date, the rate per annum equal to LIBOR, at or about 11:00 a.m., London time determined on the relevant Quotation Date for U.S. Dollar deposits with a term of one month commencing that day;

provided that

to the extent a comparable or successor rate is approved pursuant to the provisions of Section 3.02, “LIBOR” shall mean the successor rate; provided, further if LIBOR shall be less than 1.00%, LIBOR shall be deemed to be 1.00% for purposes of this Agreement.

“Event of Default” has the meaning specified in Section 8.01.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder, as amended.

“Exchange Rate” means, on any day, for purposes of determining the Dollar Equivalent of any currency other than Dollars, the rate at which such other currency may be exchanged into Dollars at the time of determination on such day on the Reuters WRLD Page for such currency.  In the event that such rate does not appear on any Reuters WRLD Page, the Exchange Rate shall be determined by reference to such other publicly available service for displaying exchange rates as may be agreed upon by the Administrative Agent and the Borrower, or, in the absence of such an agreement, such Exchange Rate shall instead be the arithmetic average of the spot rates of exchange of the Administrative Agent in the market where its foreign currency exchange operations in respect of such currency are then being conducted, at or about such time as the Administrative Agent shall elect after determining that such rates shall be the basis for determining the Exchange Rate, on such date for the purchase of Dollars for delivery two Business Days later, provided that if at the time of any such determination, for any reason, no such spot rate is being quoted, the Administrative Agent may use any reasonable method it deems appropriate to determine such rate, and such determination shall be conclusive absent manifest error.

“Excluded Contribution” means net after-tax cash proceeds or property or assets received by the Borrower as capital contributions to the equity (other than through the issuance of Disqualified Stock or Designated Preferred Stock) of the Borrower after the Conversion Date or from the issuance or sale (other than to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Borrower or any Subsidiary of the Borrower for the benefit of their employees to the extent funded by the Borrower or any Restricted Subsidiary) of Capital Stock (other than Disqualified Stock or Designated Preferred Stock) of the Borrower, in each case, to the extent designated as an Excluded Contribution pursuant to an Officer’s Certificate of the Borrower.

“Excluded Subsidiary” means any of the following:

(a)          each Immaterial Subsidiary,

(b)          each Subsidiary that is not a Wholly Owned Subsidiary (for so long as such Subsidiary remains a non-Wholly Owned Subsidiary),

(c)        each Domestic Subsidiary to the extent that (i) in the case of a Guarantee, (x) such Subsidiary is prohibited from Guaranteeing the Secured Obligations by any applicable law or (y) any such Guarantee would require consent, approval, license or authorization of a Governmental Authority (unless such consent, approval, license or authorization has been received) or (ii) in the case of providing Pledged Collateral, (x) such Subsidiary  is prohibited from granting Liens on its assets to secure the Secured Obligations by any applicable law or (y) any such grant of security would require consent, approval, license or authorization of a Governmental Authority (unless such consent, approval, license or authorization has been received),

(d)        each domestic Subsidiary to the extent that (i) in the case of a Guarantee, such Subsidiary is prohibited by any applicable contractual requirement (not created in contemplation of the consummation of this restriction) from Guaranteeing the Secured Obligations on the Closing Date, the Conversion Date or at the time such Subsidiary becomes a Subsidiary or (ii) in the case of providing Pledged Collateral, such Subsidiary is prohibited by any applicable contractual requirement (not created in contemplation of the consummation of this restriction) from granting Liens on its assets to secure the Secured Obligations on the Closing Date, the Conversion Date or at the time such Subsidiary becomes a Subsidiary,

(e)          any Foreign Subsidiary,

(f)         any domestic Subsidiary (i) that is a Domestic Foreign Holding Company or (ii) that is a Subsidiary of a Foreign Subsidiary that is a CFC,

(g)         in the case of a Guarantee, any domestic Subsidiary with no material operations and no material assets other than the equity interests of Subsidiaries,

(h)          any special purpose securitization vehicle or similar entity,

(i)          any not-for-profit Subsidiary,

(j)          any captive insurance Subsidiary, and

(k)        any other domestic Subsidiary with respect to which the Administrative Agent and Borrower reasonably agree that the cost or other consequences (including, without limitation, Tax consequences) of providing a Guarantee of or granting Liens to secure the Secured Obligations are likely to be excessive in relation to the value to be afforded thereby.

“Excluded Swap Obligation” means, with respect to any Guarantor, any Swap Obligation if, and solely to the extent that, all or a portion of the Guarantee of such Guarantor of, or the grant by such Guarantor of a security interest pursuant to the Collateral Documents to secure, such Swap Obligation (or any Guarantee thereof) is or becomes illegal or unlawful under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Guarantor’s failure for any reason to constitute an “eligible contract participant” as defined in the Commodity Exchange Act at the time the Guarantee of such Guarantor or the grant of such security interest would otherwise have become effective with respect to such related Swap Obligation but for such Guarantor’s failure to constitute an “eligible contract participant” at such time.

“Excluded Taxes” means any of the following Taxes imposed on or, with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient: (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of such Recipient’s being organized under the laws of, or having its principal office or, in the case of any Lender, its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of a Lender, any U.S. federal withholding Tax that is imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Loan or Commitment pursuant to a law in effect at the time such Lender acquires such interest in the Loan or Commitment (or designates a new lending office), except to the extent that such Lender (or its assignor, if any) was entitled, at the time of designation of a new lending office (or assignment), to receive additional amounts from the Borrower with respect to such withholding Tax pursuant to Section 3.01, or (c) Taxes attributable to such Recipient’s failure to comply with Section 3.01(f) and (d) any withholding taxes imposed pursuant to FATCA.

“Existing Unsecured Notes” means the Borrower’s (i) 8.500% Unsecured Notes due April 15, 2020 issued under that certain Indenture, dated as of April 12, 2010 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time prior to the Petition Date) by and among New Communications Holdings Inc., as issuer, and the Bank of New York Mellon, as trustee, (ii) 8.875% Unsecured Notes due September 15, 2020, issued under that certain Base Indenture, dated as of September 25, 2015 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time prior to the Petition Date) by and among the Borrower, as issuer, and the Bank of New York Mellon, as trustee, (iii) 9.250% Unsecured Notes due July 1, 2021, issued under that certain Base Indenture, dated as of April 9, 2009 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time prior to the Petition Date) by and among the Borrower, as issuer, and the Bank of New York Mellon, as trustee, (iv) 6.250% Unsecured Notes due September 15, 2021, issued under that certain Base Indenture, dated as of April 9, 2009 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time prior to the Petition Date) by and among the Borrower, as issuer, and the Bank of New York Mellon, as trustee, (v) 8.750% Unsecured Notes due April 15, 2022 issued under that certain Indenture, dated as of April 12, 2010 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time prior to the Petition Date) by and among New Communications Holdings Inc., as issuer, and the Bank of New York Mellon, as trustee, (vi) 10.500% Unsecured Notes due September 15, 2022, issued under that certain Base Indenture, dated as of September 25, 2015 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time prior to the Petition Date) by and among the Borrower, as issuer, and the Bank of New York Mellon, as trustee, (vii) 7.125% Unsecured Notes due January 15, 2023, issued under that certain Base Indenture, dated as of April 9, 2009 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time prior to the Petition Date) by and among the Borrower, as issuer, and the Bank of New York Mellon, as trustee, (viii) 7.625% Unsecured Notes due April 15, 2024, issued under that certain Base Indenture, dated as of April 9, 2009 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time prior to the Petition Date) by and among the Borrower, as issuer, and the Bank of New York Mellon, as trustee, (ix) 6.875% Unsecured Notes due January 15, 2025, issued under that certain Base Indenture, dated as of April 9, 2009 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time prior to the Petition Date) by and among the Borrower, as issuer, and the Bank of New York Mellon, as trustee, (x) 11.000% Unsecured Notes due September 15, 2025, issued under that certain Base Indenture, dated as of September 25, 2015 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time prior to the Petition Date) by and among the Borrower, as issuer, and the Bank of New York Mellon, as trustee, (xi) 7.000% Unsecured Debentures due November 1, 2025, issued under that certain Base Indenture, dated as of August 15, 1991 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time prior to the Petition Date) by and among the Borrower, as issuer, and the Bank of New York Mellon, as trustee, (xii) 6.800% Unsecured Debentures due August 15, 2026, issued under that certain Base Indenture, dated as of August 15, 1991 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time prior to the Petition Date) by and among the Borrower, as issuer, and the Bank of New York Mellon, as trustee, (xiii) 7.875% Unsecured Notes due January 15, 2027, issued under that certain Indenture, dated as of December 22, 2006 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time prior to the Petition Date) by and among the Borrower, as issuer, and the Bank of New York Mellon, as trustee, (xiv) 9.000% Unsecured Notes due August 15, 2031, issued under that certain Indenture, dated as of August 16, 2001 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time prior to the Petition Date) by and among the Borrower, as issuer, and the Bank of New York Mellon, as trustee, (xv) 7.680% Unsecured Debentures due October 1, 2034, issued under that certain Base Indenture, dated as of August 15, 1991 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time prior to the Petition Date) by and among the Borrower, as issuer, and the Bank of New York Mellon, as trustee, (xvi) 7.450% Unsecured Debentures due July 1, 2035, issued under that certain Base Indenture, dated as of August 15, 1991 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time prior to the Petition Date) by and among the Borrower, as issuer, and the Bank of New York Mellon, as trustee and (xvii) 7.050% Unsecured Debentures due October 1, 2046, issued under that certain Base Indenture, dated as of August 15, 1991 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time prior to the Petition Date) by and among the Borrower, as issuer, and the Bank of New York Mellon, as trustee, in each case outstanding on the Closing Date.

“Exit Collateral” has the meaning assigned to such term in the definition of “Collateral.”

“Exit Collateral Documents” means, collectively, the Exit Pledge Agreement, the Exit Security Agreement, the Intercreditor Agreements (if any) and all other agreements, instruments and documents executed in connection with this Agreement on or after the Conversion Date that are intended to create, perfect or evidence Liens to secure the Secured Obligations, including, without limitation, all other security agreements, pledge agreements, loan agreements, notes, guarantees, pledges, powers of attorney, consents, assignments, contracts, fee letters, notices, financing statements and all other written matter executed by the Borrower or any of its Subsidiaries and delivered to the Administrative Agent on or after the Conversion Date.

“Exit Pledge Agreement” means that certain Third Amended and Restated Pledge Agreement, to be dated on or around the Conversion Date, among the Borrower, as the pledgor, JPMorgan Chase Bank, N.A., as collateral agent for the Secured Parties (as defined therein), the Revolver Agent, the Administrative Agent and the First-Priority Senior Secured Notes Trustee, as may be amended, restated, amended and restated, renewed, replaced, supplemented, re-affirmed or otherwise modified from time to time.

“Exit Revolving Facility” means the senior secured revolving credit facility to which the DIP Revolving Facility will convert into upon satisfaction of the conditions set forth in Annex I to Exhibit B of the DIP Revolving Credit Agreement.

“Exit Revolving Facility Refinancing Indebtedness” means Refinancing Indebtedness issued, incurred or otherwise obtained (including by means of the extension or renewal of existing Indebtedness) in exchange for, or to extend, renew, replace or refinance, in whole or part, the Exit Revolving Facility (including any successive Exit Revolving Facility Refinancing Indebtedness) (“Exit Revolving Refinanced Debt”); provided that (i) such extending, renewing or refinancing Indebtedness is in an original aggregate principal amount not greater than (A) the aggregate principal amount of the Exit Revolving  Refinanced Debt, plus (B) accrued, capitalized and unpaid interest thereon, any fees, premiums (including any makewhole), accrued interest associated therewith, or other reasonable amount paid, and fees, costs and expenses, commissions or underwriting discounts incurred in connection therewith, and (ii) such Exit Revolving Refinanced Debt (other than unasserted contingent indemnification or reimbursement obligations and letters of credit that have been cash collateralized, rolled into another credit facility or backstopped in accordance with the terms thereof) shall be repaid, defeased or satisfied and discharged, and (unless otherwise agreed by all Lenders holding such Exit Revolving Refinanced Debt) all accrued interest, fees and premiums (if any) in connection therewith shall be paid on the date such Exit Revolving Facility Refinancing Indebtedness is issued, incurred or obtained.

“Exit Security Agreement” means that certain Amended and Restated Security Agreement, to be dated on or around the Conversion Date, among the Grantor, JPMorgan Chase Bank, N.A., as collateral agent for the Secured Parties (as defined therein), the Revolver Agent, the Administrative Agent and the First-Priority Senior Secured Notes Trustee, as may be amended, restated, amended and restated, renewed, replaced, supplemented, re-affirmed or otherwise modified from time to time.

“Exit Repayments” shall have the meaning given to that term in the recitals hereto.

“Extended Revolving Credit Commitment” has the meaning specified in Section 2.15(a).

“Extended Term Loans” has the meaning specified in Section 2.15(a).

“Extension” has the meaning specified in Section 2.15(a).

“Extension Offer” has the meaning specified in Section 2.15(a).

“Facility” means a Class of Term Loans or a Revolving Credit Facility, as the context may require.

“FATCA” means current Sections 1471 through 1474 of the Code (and any amended or successor version to the extent such version is substantively comparable and not materially more onerous to comply with) or any current or future Treasury regulations promulgated thereunder or other official administrative interpretations thereof, any agreements entered into pursuant to current Section 1471(b)(1) of the Code (or any amended or successor version described above) and any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement, treaty or convention among Governmental Authorities and implementing such Section of the Code.

“Federal Funds Rate” means, for any day, the rate calculated by the NYFRB based on such day’s federal funds transactions by depositary institutions, as determined in such manner as  shall be set forth on the Federal Reserve Bank of New York’s Website  from time to time, and published on the next succeeding Business Day by the NYFRB as the effective federal funds rate; provided that if the Federal Funds Rate as so determined would be less than zero, such rate shall be deemed to be zero for the purposes of this Agreement.

“Federal Reserve Bank of New York’s Website” means the website of the NYFRB at http://www.newyorkfed.org, or any successor source.

“Federal Reserve Board” means the Board of Governors of the Federal Reserve System of the United States of America.

“Final DIP Order” means the order of the Bankruptcy Court, entered on September 17, 2020 [Docket No. 1096], approving the documents, instruments and agreements governing or executed pursuant to the obligations under the Term Loans, the DIP Revolving Facility, the Exit Revolving Facility, the First-Priority Senior Secured Notes, reinstated prepetition facilities and/or additional first lien obligations on a final basis, authorizing the Borrower to, among other things, borrow under the Loan Documents, granting liens (including priming liens as set forth in Section 5.19(a)(iv)) on the DIP Collateral to secure the Secured Obligations and authorizing the Prepetition First Lien Notes Payoff.

“Final Order” means, as applicable, a final order or judgment of the Bankruptcy Court or other court of competent jurisdiction with respect to the relevant subject matter that has not been reversed, stayed, modified or amended, and as to which the time to appeal or seek certiorari has expired and no appeal or petition for certiorari has been timely taken, or as to which any appeal that has been taken or any petition for certiorari that has been or may be filed has been resolved by the highest court to which the order or judgment could be appealed or from which certiorari could be sought or the new trial, reargument or rehearing shall have been denied, resulted in no modification of such order or has otherwise been dismissed with prejudice.

“First-Priority Senior Secured Note Documents” means the First-Priority Senior Secured Notes Indenture and the other “Note Documents” under and as defined in the First-Priority Senior Secured Notes Indenture, as each such document may be amended, restated, supplemented or otherwise modified from time to time.

“First-Priority Senior Secured Notes” means the $1,150 million in aggregate principal amount of the Borrower’s First Lien Senior Secured Notes due 2027 issued pursuant to the First-Priority Senior Secured Notes Indenture.

“First-Priority Senior Secured Notes Indenture” means the Indenture dated as of October 8, 2020 among the Borrower, as issuer, the Trustee, and the Collateral Agent, as such document may be amended, restated, supplemented or otherwise modified from time to time.

“First-Priority Senior Secured Notes Collateral Agent” means the “Notes Collateral Agent” under and as defined in the First-Priority Senior Secured Notes Document.

“First-Priority Senior Secured Notes Trustee” means the “Trustee” under and as defined in the First-Priority Senior Secured Notes Document.

“Fixed Charges” means, with respect to any Person for any period, the sum of: (without duplication)

(a)          Consolidated Interest Expense of such Person for such period;

(b)        all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Preferred Stock of any Restricted Subsidiary of such Person during such period; plus

(c)         all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Disqualified Stock of such period during such period.

“Foreign Plan” means any employee benefit plan, program, policy, arrangement or agreement maintained or contributed to or by, or entered into with, any Loan Party or any Restricted Subsidiary with respect to employees outside the United States.

“Foreign Subsidiary” means, with respect to any Person, any Subsidiary of such Person that is not organized or existing under the laws of the United States of America or any state thereof, or the District of Columbia, and any Subsidiary of such Subsidiary.

“FRB” means the Board of Governors of the Federal Reserve System of the United States.

“Fronting Fee” has the meaning specified in Section 2.03(h).

“Fund” means any Person (other than a natural person) that is engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its activities.

 “GAAP” means generally accepted accounting principles in the United States of America set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time; provided that all terms of an accounting or financial nature used in this Agreement shall be construed, and all computations of amounts and ratios referred to in this Agreement shall be made (a) without giving effect to any election under Accounting Standards Codification Topic 825—Financial Instruments, or any successor thereto or comparable accounting principle (including pursuant to the Accounting Standards Codification), to value any Indebtedness of the Borrower or any Subsidiary at “fair value,” as defined therein and (b) the amount of any Indebtedness under GAAP with respect to Capitalized Lease Obligations shall be determined in accordance with the definition of Capitalized Lease Obligations. At any time after the Closing Date, the Borrower may elect to apply IFRS accounting principles in lieu of GAAP and, upon any such election, references herein to GAAP shall thereafter be construed to mean IFRS (except as otherwise provided in this Agreement); provided that any such election, once made, shall be irrevocable; provided, further, any calculation or determination in this Agreement that requires the application of GAAP for periods that include fiscal quarters ended prior to the Borrower’s election to apply IFRS shall remain as previously calculated or determined in accordance with GAAP. The Borrower shall give notice of any such election made in accordance with this definition to the Administrative Agent. For the avoidance of doubt, solely making an election (without any other action) referred to in this definition will not be treated as an incurrence of Indebtedness.

If there occurs a change in IFRS or GAAP, as the case may be, and such change would cause a change in the method of calculation of any standards, terms or measures (including all computations of amounts and ratios) used in this Agreement (an “Accounting Change”), then the Borrower may elect that such standards, terms or measures shall be calculated as if such Accounting Change had or had not occurred.

“Governmental Authority” means any federal, state, provincial, local or foreign court or tribunal or governmental agency, authority, instrumentality or regulatory or legislative body.

“Governmental Authorization” means any authorization, approval, consent, franchise, license, covenant, order, ruling, permit, certification, exemption, notice, declaration or similar right, undertaking or other action of, to or by, or any filing, qualification or registration with any Governmental Authority.

“Granting Lender” has the meaning specified in Section 10.07(h).

“Grantor” means Frontier Video Services Inc., a Delaware corporation.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person, including any such obligation, direct or indirect, contingent or otherwise, of such Person:

(1)          to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

(2)         entered into primarily for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” will not include (x) endorsements for collection or deposit in the ordinary course of business or consistent with past practice and (y) standard contractual indemnities or product warranties provided in the ordinary course of business, and provided, further, that the amount of any Guarantee shall be deemed to be the lower of (i) an amount equal to the stated or determinable amount of the primary obligation in respect of which such Guarantee is made and (ii) the maximum amount for which such guaranteeing Person may be liable pursuant to the terms of the instrument embodying such Guarantee or, if such Guarantee is not an unconditional guarantee of the entire amount of the primary obligation and such maximum amount is not stated or determinable, the amount of such guaranteeing Person’s maximum reasonably anticipated liability in respect thereof as determined by such Person in good faith.  The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantors” means each Subsidiary that is or becomes party to the Guaranty Agreement on the Closing Date or pursuant to Section 6.10, whether existing on the Closing Date or established, created or acquired after the Closing Date, unless and until such time as such Guarantor is released from its obligations under the Guaranty Agreement, in accordance with the terms and provisions hereof or thereof. The Guarantors as of the Closing Date shall be those entities listed on Schedule 4.

“Guaranty Agreement” means, collectively, (i) the Guaranty Agreement, dated as of the Closing Date, by the Guarantors party thereto in favor of the Administrative Agent, as may be amended, restated, supplemented or otherwise modified from time to time, between each applicable Guarantor and the Administrative Agent and (ii) each Guarantee executed and delivered pursuant to Section 6.10.

“Hazardous Materials” means all explosive or radioactive substances or wastes, and all other chemicals, pollutants, contaminants, substances or wastes of any nature regulated pursuant to any Environmental Law, including petroleum or petroleum distillates, asbestos or asbestos-containing materials, polychlorinated biphenyls, radon gas and toxic mold.

“Hedge Bank” means any Person that is a Lender, an Agent or an Affiliate of the foregoing on the Closing Date, or at the time it enters into a Swap Contract with a Loan Party or any Restricted Subsidiary.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, commodity swap agreement, commodity cap agreement, commodity collar agreement, foreign exchange contracts, currency swap agreement or similar agreement providing for the transfer or mitigation of interest rate, commodity price or currency risks either generally or under specific contingencies.

“IFRS” means the international financial reporting standards as issued by the International Accounting Standards Board in effect from time to time.

“Immaterial Subsidiary” means, at any date of determination, each Restricted Subsidiary of the Borrower that (i) has not guaranteed any other Indebtedness of the Borrower and (ii) has Total Assets and revenues, in each case, of less than 5.0% of Total Assets and revenues and, together with all other Immaterial Subsidiaries, has Total Assets and revenues of less than 10.0% of Total Assets and revenues, in each case, measured at the end of the most recent fiscal period for which consolidated financial statements are available (which may be internal consolidated financial statements) on a pro forma basis giving effect to any acquisitions or dispositions of companies, division or lines of business since such balance sheet date or the start of such four quarter period, as applicable, and on or prior to the date of acquisition of such Subsidiary. “Immediate Family Members” means, with respect to any individual, such individual’s child, stepchild, grandchild or more remote descendant, parent, stepparent, grandparent, spouse, former spouse, qualified domestic partner, sibling, mother-in-law, father-in-law, son-in-law and daughter-in-law (including adoptive relationships, the estate of such individual and such other individuals above) and any trust, partnership or other bona fide estate-planning vehicle the only beneficiaries of which are any of the foregoing individuals or any private foundation or fund that is controlled by any of the foregoing individuals or any donor-advised fund of which any such individual is the donor.

“Impacted Interest Period” has the meaning assigned to it in the definition of

“Increased Amount” has the meaning specified in Section 7.01(b).

“Incremental Facilities” has the meaning specified in Section 2.14(a).

“Incremental Facility Amendment” has the meaning specified in Section 2.14(d).

“Incremental Facility Closing Date” has the meaning specified in Section 2.14(d).

“Incremental Incurrence Test” has the meaning specified in Section 2.14 (a).

“Incremental Revolving Credit Commitments” has the meaning specified in Section 2.14(e).

“Incremental Revolving Lender” has the meaning specified in Section 2.14(d).

“Incremental Term Loans” has the meaning specified in Section 2.14(a).

“Incur” means issue, create, assume, enter into any Guarantee of, incur, extend or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, amalgamation, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary and the terms “Incurred,” “Incurring” and “Incurrence” have meanings correlative to the foregoing and any Indebtedness pursuant to any revolving credit or similar facility shall only be “Incurred” at the time any funds are borrowed thereunder.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1)          the principal of indebtedness of such Person for borrowed money;

(2)          the principal of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3)        all reimbursement obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments (the amount of such obligations being equal at any time to the aggregate then undrawn and unexpired amount of such letters of credit or other instruments plus the aggregate amount of drawings thereunder that have not been reimbursed) (except to the extent such reimbursement obligations relate to trade payables and such obligations are satisfied within 30 days of Incurrence);

(4)       the principal component of all obligations of such Person to pay the deferred and unpaid purchase price of property (except trade payables or similar obligations, including accrued expenses owed, to a trade creditor), which purchase price is due more than one year after the date of placing such property in service or taking final delivery and title thereto;

(5)          Capitalized Lease Obligations of such Person;

(6)        the principal component of all obligations, or liquidation preference, of such Person with respect to any Disqualified Stock or, with respect to any Restricted Subsidiary, any Preferred Stock (but excluding, in each case, any accrued dividends);

(7)       the principal component of all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness will be the lesser of (a) the fair market value of such asset at such date of determination (as determined in good faith by the Borrower) and (b) the amount of such Indebtedness of such other Persons;

(8)       Guarantees by such Person of the principal component of Indebtedness of the type referred to in clauses (1), (2), (3), (4), (5) and (9) hereof of other Persons to the extent Guaranteed by such Person; and

(9)         to the extent not otherwise included in this definition, net obligations of such Person under Hedging Obligations (the amount of any such obligations to be equal at any time to the net payments under such agreement or arrangement giving rise to such obligation that would be payable by such Person at the termination of such agreement or arrangement);

with respect to clauses (1), (2), (3), (4), (5) and (9) above, if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP.

The amount of Indebtedness of any Person at any time in the case of a revolving credit or similar facility shall be the total amount of funds borrowed and then outstanding.  The amount of any Indebtedness outstanding as of any date shall be (a) the accreted value thereof in the case of any Indebtedness issued with original issue discount and (b) the principal amount of Indebtedness, or liquidation preference thereof, in the case of any other Indebtedness.  Indebtedness shall be calculated without giving effect to the effects of Financial Accounting Standards Board Accounting Standards Codification Topic No. 815—Derivatives and Hedging and related pronouncements to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under this Agreement as a result of accounting for any embedded derivatives created by the terms of such Indebtedness.

Notwithstanding the foregoing, in no event shall the following constitute Indebtedness:

(i)        Contingent Obligations Incurred in the ordinary course of business or consistent with past practice, other than Guarantees or other assumptions of Indebtedness;

(ii)          Cash Management Obligations;

(iii)       any lease, concession or license of property (or Guarantee thereof) which would be considered an operating lease under GAAP as in effect on January 1, 2015, Non-Financing Lease Obligations, Sale and Leaseback Transactions or any prepayments of deposits received from clients or customers in the ordinary course of business or consistent with past practice;

(iv)        obligations under any license, permit or other approval (or Guarantees given in respect of such obligations) incurred prior to the Closing Date or in the ordinary course of business or consistent with past practice;

(v)       in connection with the purchase by the Borrower or any Restricted Subsidiary of any business, any deferred or prepaid revenue, post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid in a timely manner;

(vi)       for the avoidance of doubt, any obligations in respect of workers’ compensation claims, early retirement or termination obligations, pension fund obligations or contributions or similar claims, obligations or contributions or social security or wage Taxes;

(vii)        obligations under or in respect of Qualified Securitization Financing or Receivables Facilities;

(viii)     Indebtedness of any Parent Entity appearing on the balance sheet of the Borrower solely by reason of push down accounting under GAAP;

(ix)        Capital Stock (other than in the case of clause (6) above, Disqualified Stock or, with respect to any Restricted Subsidiary, any Preferred Stock (but excluding, in each case, any accrued dividend)); or

(x)         amounts owed to dissenting stockholders (including in connection with, or as a result of, exercise of dissenters’ or appraisal rights and the settlement of any claims or action (whether actual, contingent or potential)), pursuant to or in connection with a consolidation, amalgamation, merger or transfer of assets that complies with Section 7.04 hereof.

“Indemnified Liabilities” has the meaning specified in Section 10.05.

“Indemnified Taxes” means (a) all Taxes, other than Excluded Taxes, imposed on or in respect of any payment made by or on account of any Loan Party under any Loan Document and (b) to the extent not otherwise described in (a), Other Taxes.

“Indemnitees” has the meaning specified in Section 10.05.

“Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing; provided, however, that such firm or appraiser is not an Affiliate of the Borrower.

“Information” has the meaning specified in Section 10.08.

“Initial Agreement” has the meaning specified in Section 7.08(b)(xvi).

“Initial Lien” has the meaning specified in Section 7.01(a).

“Initial Term Commitment” means, as to any Lender, its obligation to make an Initial Term Loans to the Borrower on the Closing Date pursuant to Section 2.01 in an aggregate principal amount not to exceed the amount set forth opposite such Lender’s name on Schedule 2.01 under the caption “Initial Term Commitment” or in the Assignment and Assumption pursuant to which such Lender becomes a party hereto, as applicable, as such amount may be adjusted from time to time in accordance with this Agreement.  The initial aggregate amount of the Initial Term Commitments is $500 million.

“Initial Term Lender” means, at any time, any Lender that has an Initial Term Commitment or an Initial Term Loan at such time.

“Initial Term Loan” means a Loan made pursuant to Section 2.01.

“Inside Maturity Debt” means any customary bridge loans, so long as any loans, notes, securities or other Indebtedness for which such bridge loans are exchanged, replaced or converted satisfy (or will satisfy at the time of such exchange, replacement or conversion) any otherwise applicable requirements.

“Intercompany License Agreement” means any cost sharing agreement, commission or royalty agreement, license or sublicense agreement, distribution agreement, services agreement, IP Rights transfer agreement, any related agreements or similar agreements, in each case where all parties to such agreement are one or more of the Borrower or a Restricted Subsidiary.

“Interest Payment Date” means (a) as to any Loan other than a Base Rate Loan, the last day of each Interest Period applicable to such Loan and the Maturity Date of the Facility under which such Loan was made; provided, that if any Interest Period for a Eurocurrency Rate Loan exceeds three months, the respective dates that fall every three months after the beginning of such Interest Period shall also be Interest Payment Dates; and (b) as to any Base Rate Loan (including a Swing Line Loan), the last Business Day of each March, June, September and December and the Maturity Date of the Facility under which such Loan was made.

“Interest Period” means, as to each Eurocurrency Rate Loan, the period commencing on the date such Loan is disbursed or converted to or continued as a Eurocurrency Rate Loan and ending on the date one, two, three or six months thereafter, or to the extent agreed to by each Lender of such Eurocurrency Rate Loan, twelve months or such other period as selected by the Borrower in its Committed Loan Notice; provided, that:

(a)          any Interest Period that would otherwise end on a day that is not a Business Day shall be extended to the next succeeding Business Day unless such Business Day falls in another calendar month, in which case such Interest Period shall end on the next preceding Business Day;

(b)       any Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of the calendar month at the end of such Interest Period; and

(c)          no Interest Period shall extend beyond the Maturity Date of the Facility under which such Loan was made.

“Investment” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any advances, loans or other extensions of credit; excluding (i) accounts receivable, trade credit, advances or extensions of credit to customers, suppliers, future, present or former employees, directors, officers, managers, contractors, consultants or advisors (or their respective Controlled Investment Affiliates or Immediate Family Members) of any Person in the ordinary course of business or consistent with past practice, (ii) any debt or extension of credit represented by a bank deposit other than a time deposit, (iii) intercompany advances arising from cash management, tax and accounting operations and (iv) intercompany loans, advances or Indebtedness having a term not exceeding 364 days (inclusive of any roll-over or extensions of terms) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or the Incurrence of a Guarantee of any obligation of, or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such other Persons and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided, that endorsements of negotiable instruments and documents in the ordinary course of business or consistent with past practice will not be deemed to be an Investment.

For purposes of Sections 6.13 and 7.06 hereof:

(1)         “Investment” will include the portion (proportionate to the Borrower’s equity interest in a Restricted Subsidiary to be designated as an Unrestricted Subsidiary) of the fair market value of the net assets of such Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Borrower will be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (a) the Borrower’s “Investment” in such Subsidiary at the time of such redesignation less (b) the portion (proportionate to the Borrower’s equity interest in such Subsidiary) of the fair market value of the net assets (as determined by the Borrower) of such Subsidiary at the time that such Subsidiary is so re-designated a Restricted Subsidiary;

(2)          any property transferred to or from an Unrestricted Subsidiary will be valued at its fair market value at the time of such transfer, in each case as determined by the Borrower; and

(3)       if the Borrower or any Restricted Subsidiary issues, sells or otherwise disposes of Capital Stock of a Person that is a Restricted Subsidiary such that, after giving effect thereto, such Person is no longer a Restricted Subsidiary, any investment by the Borrower or any Restricted Subsidiary in such Person remaining after giving effect thereto shall not be deemed to be an Investment at such time.

The amount of any Investment outstanding at any time shall be the original cost of such Investment, reduced by any dividend, distribution, interest payment, return of capital, repayment or other amount received in cash and Cash Equivalents by the Borrower or a Restricted Subsidiary in respect of such Investment to the extent such amounts do not increase any other baskets under this Agreement.

“Investment Grade Securities” means:

(1)         securities issued or directly and fully Guaranteed or insured by the United States government or any agency or instrumentality thereof (other than Cash Equivalents);

(2)         securities issued or directly and fully guaranteed or insured by the Canadian, United Kingdom or Japanese governments, a member state of the European Union, or any agency or instrumentality thereof (other than Cash Equivalents);

(3)         debt securities or debt instruments with a rating of “BBB-” or higher from S&P or “Baa3” or higher by Moody’s or the equivalent of such rating by such rating organization or, if no rating of Moody’s or S&P then exists, the equivalent of such rating by any other Nationally Recognized Statistical Rating Organization, but excluding any debt securities or instruments constituting loans or advances among the Borrower and its Subsidiaries;

(4)         investments in any fund that invests exclusively in investments of the type described in clauses (1), (2) and (3) above which fund may also hold cash and Cash Equivalents pending investment or distribution; and

(5)          corresponding instruments in countries other than the United States customarily utilized for high quality investments.

“IP Rights” means any intellectual property, software and other technology rights.

“ISDA CDS Definitions” has the meaning specified in Section 10.01.

“ISP” means, with respect to any Letter of Credit, the “International Standby Practices  1998” published by the Institute of International Banking Law & Practice, Inc.  (or such later version thereof as may be in effect at the time of issuance).

“JPMCB” has the meaning specified in the introductory paragraph to this Agreement.

“Judgment Currency” has the meaning specified in Section 10.17.

“JV Entity” means any joint venture of the Borrower or any Restricted Subsidiary that is not a Subsidiary.

“L/C Advance” means, with respect to each Revolving Credit Lender, such Lender’s funding of its participation in any L/C Borrowing in accordance with its Applicable Percentage.

“L/C Borrowing” means an extension of credit resulting from a drawing under any Letter of Credit which has not been reimbursed on the applicable Honor Date or refinanced as a Revolving Credit Borrowing.

“L/C Credit Extension” means, with respect to any Letter of Credit, the issuance thereof or extension of the expiry date thereof, or the renewal or increase of the amount thereof.

“L/C Exposure” means, at any time, the sum of (a) the undrawn portion of the Outstanding Amount of all Letters of Credit at such time and (b) the Outstanding Amount of all L/C Borrowings in respect of Letters of Credit that have not yet been reimbursed by or on behalf of the Borrower at such time.  The L/C Exposure of any Revolving Credit Lender at any time shall be its Applicable Percentage of the aggregate L/C Exposure at such time.

“L/C Issuer” means (i) each of the Revolving Credit Lenders and (ii) any other Lender (or any of its Affiliates) that becomes an L/C Issuer in accordance with Section 2.03(j) or Section 10.07(j); in the case of each of clause (i) through (ii) above, in its capacity as an issuer of Letters of Credit hereunder, or any successor issuer of Letters of Credit hereunder.

“L/C Issuer Sublimit” means (i) on the Closing Date, $0 million and (ii) with respect to any other L/C Issuer, such amount as may be mutually agreed between the Borrower and such L/C Issuer and notified in writing to the Administrative Agent by such parties.

“L/C Obligation” means, as at any date of determination, the aggregate maximum amount then available to be drawn under all outstanding Letters of Credit plus the aggregate of all Unreimbursed Amounts in respect of Letters of Credit, including all L/C Borrowings.  For all purpose under this Agreement, if on any date of determination a Letter of Credit has expired by its terms but any amount may still be drawn thereunder by reason of the operation of Rule 3.14 of the ISP, the “Outstanding Amount” of such Letter of Credit shall be deemed to be the amount so remaining available to be drawn.

“Latest Maturity Date” means, at any date of determination, the latest Maturity Date applicable to any Loan or Commitment hereunder at such time, including the latest maturity date of any Extended Revolving Credit Commitment, Extended Term Loan or Incremental Term Loan, in each case as extended in accordance with this Agreement from time to time.

“Laws” means, collectively, all international, foreign, federal, state, provincial and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any Governmental Authority.

“LCT Election” has the meaning specified in Section 1.09(a).

“LCT Public Offer” has the meaning specified in Section 1.09(a).

“LCT Test Date” has the meaning specified in Section 1.09(a).

“Lead Arrangers” means J.P. Morgan Securities LLC, Goldman Sachs Bank USA, Deutsche Bank Securities Inc., Barclays Bank PLC, Morgan Stanley Senior Funding, Inc. and Credit Suisse Loan Funding LLC.

“Lender” has the meaning specified in the introductory paragraph to this Agreement and, as the context requires, includes an L/C Issuer and the Swing Line Lender, and their respective successors and assigns as permitted hereunder, each of which is referred to herein as a “Lender.”

“Lender Participation Notice” has the meaning specified in Section 2.05(d)(iii).

“Letter of Credit” means any letter of credit issued hereunder.  A Letter of Credit may be a commercial letter of credit or a standby letter of credit.

“Letter of Credit Application” means an application and agreement for the issuance or amendment of a Letter of Credit in the form from time to time in use by the relevant L/C Issuer.

“Letter of Credit Expiration Date” means, for Letters of Credit under the Revolving Credit Facility, the day that is five (5) Business Days prior to the scheduled Maturity Date then in effect for the Revolving Credit Facility (or, if such day is not a Business Day, the next preceding Business Day).

“Letter of Credit Sublimit” means an amount equal to $0.

“LIBOR Screen Rate” has the meaning assigned to it in the definition of “Eurocurrency Rate.”

“Lien” means any mortgage, pledge, security interest, encumbrance, lien, hypothecation or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof); provided that in no event shall Non-Financing Lease Obligations be deemed to constitute a Lien.

“Limited Condition Transaction” means (1) any Investment or acquisition (whether by merger, amalgamation, consolidation or other business combination or the acquisition of Capital Stock or otherwise and which may include, for the avoidance of doubt, a transaction that may constitute a Change of Control), whose consummation is not conditioned on the availability of, or on obtaining, third party financing, (2) any redemption, repurchase, defeasance, satisfaction and discharge or repayment of Indebtedness, Disqualified Stock or Preferred Stock requiring irrevocable notice in advance of such redemption, repurchase, defeasance, satisfaction and discharge or repayment, (3) any Restricted Payment requiring irrevocable notice in advance thereof; and (4) any asset sale or a disposition excluded from the definition of “Asset Disposition.”

“Loan” means an extension of credit by a Lender to the Borrower under Article II in the form of a Term Loan, a Revolving Credit Loan or a Swing Line Loan (including any Incremental Term Loans, any Extended Term Loans or loans made pursuant to Extended Revolving Credit Commitments).

“Loan Documents” means, collectively, (i) this Agreement, (ii) the Notes, (iii) each Guaranty, (iv) the Collateral Documents, (v) each Letter of Credit Application, and (vi) any Customary Intercreditor Agreement, in each case as amended.

“Loan Parties” means, collectively, (i) the Borrower and (ii) each other Guarantor.

“Local Time” means local time in New York City, with respect to the times for (i) the determination of “Dollar Equivalent” and (ii) the receipt and sending of notices by and to and the disbursement by or payment to the Administrative Agent, any L/C Issuer or Lender with respect to Loans and Letters of Credit denominated in Dollars.

“LTM EBITDA” means Consolidated EBITDA of the Borrower measured for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which consolidated financial statements are available (which may be internal financial statements), in each case with such pro forma adjustments giving effect to such Indebtedness, acquisition or Investment, as applicable, since the start of such four quarter period and as are consistent with the pro forma adjustments set forth in Section 1.09; provided, that to the extent  LTM EBITDA is being tested as of the last day of any Test Period, the financial statements used for such calculation shall be those referenced in the definition of “Test Period.”

“Management Advances” means loans or advances made to, or Guarantees with respect to loans or advances made to, future, present or former employees, directors, officers, managers, contractors, consultants or advisors (or their respective Controlled Investment Affiliates or Immediate Family Members) of any Parent Entity, the Borrower or any Restricted Subsidiary:

(1)         (a) in respect of travel, entertainment, relocation or moving related expenses, payroll advances and other analogous or similar expenses or payroll expenses, in each case Incurred in the ordinary course of business or consistent with past practice or (b) for purposes of funding any such person’s purchase of Capital Stock (or similar obligations) of the Borrower, its Subsidiaries or any Parent Entity with (in the case of this clause (1)(b)) the approval of the Board of Directors of the Borrower;

(2)        in respect of relocation or moving related expenses, payroll advances and other analogous or similar expenses or payroll expenses, in each case Incurred in connection with any closing or consolidation of any facility or office; or

(3)          not exceeding $25 million in the aggregate outstanding at the time of incurrence.

“Management Stockholders” means the members of management of the Borrower (or any Parent Entity) or its Subsidiaries who are holders of Capital Stock of the the Borrower or of any Parent Entity on the Closing Date, the Conversion Date or will become holders of such Capital Stock in connection with the Transactions.

“Market Capitalization” means an amount equal to (i) the total number of issued and outstanding shares of common Capital Stock of the Borrower or any Parent Entity on the date of the declaration of a Restricted Payment permitted pursuant to Section 7.06(b)(x) hereof multiplied by (ii) the arithmetic mean of the closing prices per share of such common Capital Stock on the principal securities exchange on which such common Capital Stock are traded for the 30 consecutive trading days immediately preceding the date of declaration of such Restricted Payment.

“Master Agreement” has the meaning specified in the definition of “Swap Contract.”

“Material Adverse Effect” means a material adverse effect on the business, assets, operations, financial condition or results of operations of the Borrower and its Restricted Subsidiaries taken as a whole (other than by virtue of the commencement of the Cases and the events and circumstances giving rise thereto and it being understood that the consummation of the Acceptable Reorganization Plan shall not constitute such a material adverse effect); provided, however, that, to the extent constituting Disclosed Matters, effects arising out of, resulting from or attributable to COVID-19 shall not constitute or be deemed to contribute to a Material Adverse Effect, and shall not otherwise be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur, except that effects with respect to COVID-19 shall be so considered to the extent such effect disproportionately impacts the Borrower and its subsidiaries, taken as a whole, relative to other companies operating in the same industries.

“Material Subsidiary” means, at any date of determination, each Restricted Subsidiary of the Borrower that is not an Immaterial Subsidiary (but including, in any case, any Restricted Subsidiary that has been designated as a Material Subsidiary as provided in, or has been designated as an Immaterial Subsidiary in a manner that does not comply with, the definition of “Immaterial Subsidiary”).

“Maturity Date” means:

(a) [reserved],

(b) with respect to any Extended Revolving Credit Commitments, the maturity date applicable to such Extended Revolving Credit Commitments in accordance with the terms hereof,

(c) with respect to Initial Term Loans, the earlier to occur of: (i) the date that is twelve months after the Closing Date and (ii) the Consummation Date; provided that, (x) to the extent the Consummation Date with respect to an Acceptable Reorganization Plan has not occurred on or prior to the date that is twelve months from the Closing Date primarily because any condition precedent set forth therein with respect to the procurement of regulatory approvals has not been satisfied (and other than any other conditions that by their nature can only be satisfied on the Consummation Date), the Scheduled Termination Date shall instead mean the date that is eighteen (18) months after the Closing Date and (y) if the Conversion Date has occurred, the Maturity Date with respect to the Initial Term Loans shall be the earlier of (a) the date that is the seventh anniversary of the Closing Date and (b) if the aggregate outstanding principal amount of the Borrower’s Prepetition Second Lien Notes (other than any such Senior Notes constituting Defeased Indebtedness) is greater than $500.0 million on December 31, 2025, December 31, 2025, and

(d) with respect to any (i) Extended Term Loan, the maturity date applicable to such Extended Term Loan in accordance with the terms hereof or (ii) Incremental Term Loan, the maturity date applicable to such Incremental Term Loan in accordance with the terms hereof; provided, that in each case of clauses (a) through (d) above, if any such day is not a Business Day, the applicable Maturity Date shall be the Business Day immediately succeeding such day.

“Maximum Tender Condition” has the meaning specified in Section 2.17(b).

“MFN Adjustment” has the meaning specified in Section 2.14(b).

“MFN Qualifying Term Loans” means any broadly syndicated term loans that are (i) Incurred prior to the six-month anniversary of the Closing Date, (ii) are secured by the Collateral on a pari passu basis with the Initial Term Loans and (iii) are pari passu in right of payment with the Initial Term Loans.

“Minimum Extension Condition” has the meaning specified in Section 2.15(b).

“Minimum Tender Condition” has the meaning specified in Section 2.17(b).

“Minimum Tranche Amount” has the meaning specified in Section 2.15(b).

“Moody’s” means Moody’s Investors Service, Inc. or any of its successors or assigns that is a Nationally Recognized Statistical Rating Organization.

“Multiemployer Plan” means any employee benefit plan of the type described in Section 4001(a)(3) of ERISA, to which any Loan Party or any ERISA Affiliate makes or is obligated to make contributions, or during the immediately preceding six (6) years, has made or been obligated to make contributions.

“Nationally Recognized Statistical Rating Organization” means a nationally recognized statistical rating organization within the meaning of Rule 436 under the Securities Act.

“Net Available Cash” with respect to any Asset Disposition or Casualty Event (as applicable) means cash proceeds received (including any cash proceeds received from the sale or other disposition of any Designated Non-Cash Consideration received in any Asset Disposition, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of:

(1)        all legal, accounting, consulting, investment banking, survey costs, title and recording expenses, title insurance premiums, payments made in order to obtain a necessary consent or required by applicable law, brokerage and sales commissions, relocation expenses, commissions, premiums (including tender premiums), defeasance costs, underwriting discounts, fees, costs and expenses (including original issue discount, upfront fees or similar fees) in connection with such transaction;

(2)         all Taxes paid, reasonably estimated to be payable, Tax reserves set aside or payable or accrued as a liability under GAAP (including, for the avoidance of doubt, any income, withholding and other Taxes payable as a result of the distribution or deemed distribution of such proceeds to the Borrower or any of its Subsidiaries, transfer taxes, deed or mortgage recording taxes and Taxes that would be payable in connection with any repatriation of such proceeds), as a consequence of such transaction, including distributions for Related Taxes or any transactions occurring or deemed to occur to effectuate a payment under this Agreement;

(3)         in the case of any Asset Disposition of assets that do not constitute Collateral, all payments made on any Indebtedness which is secured by any assets subject to such transaction, in accordance with the terms of any Lien upon such assets, or which by applicable law is required to be repaid out of the proceeds from such transaction;

(4)        all distributions and other payments required to be made to non-controlling interest or minority interest holders (other than any Parent Entity, the Borrower or any of its respective Subsidiaries) in Subsidiaries or joint ventures as a result of such transaction;

(5)          all costs associated with unwinding any related Hedging Obligations in connection with such transaction;

(6)         the deduction of appropriate amounts required to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the assets disposed of in such transaction and retained by the Borrower or any Restricted Subsidiary after such transaction, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction;

(7)          any portion of the purchase price from such transaction placed in escrow, whether for the satisfaction of any indemnification obligations in respect of such transaction, as a reserve for adjustments to the purchase price associated with any such transaction or otherwise in connection with such transaction; and

(8)         the amount of any liabilities (other than Indebtedness in respect of this Agreement, the First-Priority Senior Secured Notes and any other Indebtedness secured on an equal priority with the foregoing) directly associated with such asset being sold and retained by the Borrower or any of its Restricted Subsidiaries.

“Net Short Lender” has the meaning specified in Section 10.01.

“New Frontier Borrower” means the indirect, wholly-owned Domestic Subsidiary of Reorganized Frontier that will (i) assume the Company’s obligations under the Loan Documents and (ii) as of the date of such assumption, hold, directly or indirectly, substantially all of the assets and operations of the Debtors as of the Conversion Date, it being understood that New Frontier Borrower holding, directly or indirectly, substantially all of the assets and operations of the Debtors other than the Designated Entities as of the Conversion Date in the Staggered Emergence (if applicable) constitutes New Frontier Borrower holding, directly or indirectly, substantially all of the assets and operations of the Debtors as of the Conversion Date.

“Non-Consenting Lender” has the meaning specified in Section 3.06(d).

“Non-Financing Lease Obligation” means a lease obligation that is not required to be accounted for as a financing or capital lease in accordance with GAAP.

“Non-Loan Party” means any Restricted Subsidiary that is not a Borrower or Guarantor.

 “Nonrenewal Notice Date” has the meaning specified in Section 2.03(b)(iii).

“Note” means a Term Note or a Revolving Credit Note as the context may require.

“NYFRB” means the Federal Reserve Bank of New York.

“NYFRB Rate” means, for any day, the greater of (a) the Federal Funds Rate in effect on such day and (b) the Overnight Rate in effect on such day (or for any day that is not a Business Day, for the immediately preceding Business Day); provided, that if none of such rates are published for any day that is a Business Day, the term “NYFRB Rate” means the rate for a federal funds transaction quoted at 11:00 a.m. on such day received by the Administrative Agent from a federal funds broker of recognized standing selected by it; provided, further, that if any of the aforesaid rates as so determined be less than zero, such rate shall be deemed to be zero for purposes of this Agreement.

“Obligations” means any principal, interest (including Post-Petition Interest and fees accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Borrower or any Guarantor whether or not a claim for Post-Petition Interest or fees is allowed in such proceedings), penalties, fees, expenses, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities payable under the documentation governing any Indebtedness.  Unless the context otherwise requires, “Obligations” refers to Obligations under the Loan Documents.

“Offered Loans” has the meaning specified in Section 2.05(d)(iii).

“Officer” means, with respect to any Person, (1) the Chairman of the Board of Directors, the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer, any Assistant Treasurer, any Managing Director, the Secretary or any Assistant Secretary (a) of such Person or (b) if such Person is owned or managed by a single entity, of such entity, or (2) any other individual designated as an “Officer” for the purposes of this Agreement by the Board of Directors of such Person.

“Officer’s Certificate” means, with respect to any Person, a certificate signed by one Officer of such Person.

“Organization Documents” means (a) with respect to any corporation or company, the certificate or articles of incorporation, the memorandum and articles of association, any certificates of change of name and/or the bylaws; (b) with respect to any limited liability company, the certificate or articles of formation or organization and operating agreement; and (c) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture or other applicable agreement of formation or organization and any agreement, declaration, instrument, filing or notice with respect thereto filed in connection with its formation or organization with the applicable Governmental Authority in the jurisdiction of its formation or organization and, if applicable, any certificate or articles of formation or organization of such entity.

“Other Connection Taxes” means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan, Letter of Credit or Loan Document).

“Other Taxes” means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 3.06).

“Outstanding Amount” means (a) with respect to any Loan on any date, the Dollar Equivalent of the outstanding principal amount thereof after giving effect to any borrowings and prepayments or repayments thereof (including any refinancing of outstanding Unreimbursed Amounts under Letters of Credit or L/C Borrowings as a Revolving Credit Borrowing) occurring on such date; and (b) with respect to any Letter of Credit, Unreimbursed Amount, L/C Borrowing or L/C Obligations on any date, the Dollar Equivalent of the outstanding amount thereof on such date after giving effect to any related L/C Credit Extension occurring on such date and any other changes thereto as of such date, including as a result of any reimbursements of outstanding Unreimbursed Amounts under related Letters of Credit (including any refinancing of outstanding Unreimbursed Amounts under related Letters of Credit or related L/C Credit Extensions as a Revolving Credit Borrowing) or any reductions in the maximum amount available for drawing under related Letters of Credit taking effect on such date.

“Overnight Rate”  shall mean, for any day, the rate comprised of both overnight federal funds and overnight eurodollar borrowings by U.S.-managed banking offices of depository institutions, as such composite rate shall be determined by the NYFRB as set forth on the Federal Reserve Bank of New York’s Website from time to time, and published on the next succeeding Business Day by the NYFRB as an overnight bank funding rate.

“Parent Entity” means any direct or indirect parent of the Borrower.

“Parent Entity Expenses” means:

(1)         fees, costs and expenses (including all legal, accounting and other professional fees, costs and expenses) Incurred or paid by any Parent Entity in connection with reporting obligations under or otherwise Incurred or paid in connection with compliance with applicable laws, rules or regulations of any governmental, regulatory or self-regulatory body or stock exchange, this Agreement or any other agreement or instrument relating to the Loans, the Guarantees or any other Indebtedness of the Borrower or any Restricted Subsidiary, including in respect of any reports filed or delivered with respect to the Securities Act, Exchange Act or the rules and regulations promulgated thereunder;

(2)        customary salary, bonus, severance, indemnity, insurance (including premiums therefor) and other benefits payable to any employee, director, officer, manager, contractor, consultant or advisor of any Parent Entity or other Persons under its articles, charter, by-laws, partnership agreement or other organizational documents or pursuant to written agreements with any such Person to the extent relating to the Company and its Subsidiaries;

(3)         (x) general corporate operating and overhead fees, costs and expenses (including all legal, accounting and other professional fees, costs and expenses) and following the first public offering of the Borrower’s Capital Stock or the Capital Stock of any Parent Entity, listing fees and other costs and expenses attributable to being a publicly traded company of any Parent Entity and (y) other operational expenses of any Parent Entity related to the ownership or operation of the business of the Borrower or any of its Restricted Subsidiaries;

(4)       expenses Incurred by any Parent Entity in connection with (i) any offering, sale, conversion or exchange of Capital Stock or Indebtedness (whether or not successful) and (ii) any related compensation paid to employees, directors, officers, managers, contractors, consultants or advisors (or their respective Controlled Investment Affiliates or Immediate Family Members) of such Parent Entity;

(5)        amounts payable pursuant to any management services or similar agreements or the management services provisions in an investor rights agreement or other equityholders’ agreement not prohibited by Section 6.19 (including any amendment thereto or replacement thereof so long as any such amendment or replacement is not materially disadvantageous in the reasonable determination of the Borrower to the Lenders when taken as a whole, as compared to the management services or similar agreements as in effect immediately prior to such amendment or replacement), solely to the extent such amounts are not paid directly by the Borrower or its Subsidiaries; and

(6)          amounts to finance Investments that would otherwise be permitted to be made pursuant to Section 7.06 hereof if made by the Borrower or a Restricted Subsidiary; provided, that (A) such Restricted Payment shall be made substantially concurrently with the closing of such Investment, (B) such Parent Entity shall, immediately following the closing thereof, cause (1) all property acquired (whether assets or equity interests) to be contributed to the capital of the Borrower or one of its Restricted Subsidiaries or (2) the merger, consolidation or amalgamation of the Person formed or acquired into the Borrower or one of its Restricted Subsidiaries (to the extent not prohibited by Section 7.04 hereof) in order to consummate such Investment, (C) such Parent Entity and its Affiliates (other than the Borrower or a Restricted Subsidiary) receives no consideration or other payment in connection with such transaction except to the extent the Borrower or a Restricted Subsidiary could have given such consideration or made such payment in compliance with this Agreement and such consideration or other payment is included as a Restricted Payment under this Agreement, (D) any property received by the Borrower shall not increase amounts available for Restricted Payments pursuant to Section 7.06(a) hereof and (E) such Investment shall be deemed to be made by the Borrower or such Restricted Subsidiary pursuant to a provision of Section 7.06 hereof or pursuant to the definition of “Permitted Investment.”

“Pari Passu Indebtedness” means Indebtedness which ranks equally in right of security to the Secured Obligations (but without regard to control over remedies).

“Pari Passu Intercreditor Agreement” means, with respect to any Liens on Collateral that are intended to be equal and ratable with the Liens securing the Loans (and other Secured Obligations that are secured by Liens on the Collateral ranking equally and ratably with the Liens securing the Loans), one or more intercreditor agreements, each of which shall be in form and substance reasonably satisfactory to the Administrative Agent.  The intercreditor arrangements set forth in (x) prior to the Conversion Date, the DIP Pledge Agreement and/or the DIP Security Agreement, after execution and delivery thereof, shall constitute a Permitted First Lien Intercreditor Agreement and (y) after the Conversion Date, the Exit Pledge Agreement and/or the Exit Security Agreement, after execution and delivery thereof, shall constitute a Permitted First Lien Intercreditor Agreement.

“Participant” has the meaning specified in Section 10.07(e).

“Participant Register” has the meaning specified in Section 10.07(e).

“PBGC” means the Pension Benefit Guaranty Corporation.

“Pension Plan” means any “employee pension benefit plan” (as such term is defined in Section 3(2) of ERISA), other than a Multiemployer Plan, that is subject to Title IV of ERISA and is sponsored or maintained by any Loan Party or any ERISA Affiliate or to which any Loan Party or any ERISA Affiliate contributes or has an obligation to contribute, or in the case of a multiple employer or other plan described in Section 4064(a) of ERISA, has made contributions at any time during the immediately preceding six (6) years.

“Permitted Alternative Incremental Facilities Debt” has the meaning specified in Section 7.03(b)(xxii).

“Permitted Asset Swap” means the concurrent purchase and sale or exchange of assets used or useful in a Similar Business or a combination of such assets and cash, Cash Equivalents between the Borrower or any of its Restricted Subsidiaries and another Person; provided that any cash or Cash Equivalents received in excess of the value of any cash or Cash Equivalents sold or exchanged must be applied in accordance with Section 7.05 hereof.

“Permitted Debt Exchange” has the meaning specified in Section 2.17(a).

“Permitted Debt Exchange Notes” has the meaning specified in Section 2.17(a).

“Permitted Debt Exchange Offer” has the meaning specified in Section 2.17(a).

“Permitted Intercompany Activities” means any transactions between or among the Borrower and the Restricted Subsidiaries that are entered into in the ordinary course of business or consistent with past practice of the Borrower and the Restricted Subsidiaries and, in the reasonable determination of the Borrower are necessary or advisable in connection with the ownership or operation of the business of the Borrower and the Restricted Subsidiaries and not adverse to the Lenders in any material respect (as reasonably determined by the Borrower in good faith), including (i) payroll, cash management, purchasing, insurance and hedging arrangements; (ii) management, technology and licensing arrangements; and (iii) customary loyalty and rewards programs; provided that any transactions between or among the Borrower and its Restricted Subsidiaries pursuant to the Acceptable Reorganization Plan shall be deemed to be a “Permitted Intercompany Activity”; provided further that in the event the Borrower undertakes the Staggered Emergence, any transaction between or among the Borrower and its Restricted Subsidiaries, on the one hand, and any Designated Entity, on the other hand, shall be deemed to be a “Permitted Intercompany Activity” from the Conversion Date until the first date after the Conversion Date on which such Designated Entity is a Restricted Subsidiary of the Borrower to the extent such transaction is (1) entered into in the ordinary course of business or consistent with past practice of the Borrower and its Restricted Subsidiaries, on the one hand, and Designated Entities, on the other hand, or (2) are not adverse to the Lenders in any material respect (as reasonably determined by the Borrower in good faith) including (i) payroll, cash management, purchasing, insurance and hedging arrangements; (ii) management, technology and licensing arrangements; and (iii) customary loyalty and rewards programs.

“Permitted Investments” means (in each case, by the Borrower or any of its Restricted Subsidiaries):

(a)         Investments in (i) a Restricted Subsidiary (including the Capital Stock of, or guarantees of obligations of, a Restricted Subsidiary) or the Borrower or (ii) a Person (including the Capital Stock of any such Person) that will, upon the making of such Investment, become a Restricted Subsidiary;

(b)         Investments in another Person if such Person is engaged, directly or through entities that will be Restricted Subsidiaries, in any Similar Business and as a result of such Investment such other Person, in one transaction or a series of transactions, is merged, amalgamated, consolidated or otherwise combined with or into, or transfers or conveys all or substantially all its assets (or such division, business unit, product line or business) to, or is liquidated into, the Borrower or a Restricted Subsidiary, and any Investment held by such Person; provided that such Investment was not acquired by such Person in contemplation of such acquisition, merger, amalgamation, consolidation, combination, transfer or conveyance;

(c)          Investments in cash, Cash Equivalents or Investment Grade Securities;

(d)          Investments in receivables owing to the Borrower or any Restricted Subsidiary created or acquired in the ordinary course of business or consistent with past practice;

(e)        Investments in payroll, travel, entertainment, relocation, moving related and similar advances that are made in the ordinary course of business or consistent with past practice;

(f)          Management Advances;

(g)          Investments (including debt obligations and equity interests) (a) received in settlement, compromise or resolution of debts created in the ordinary course of business or consistent with past practice, (b) in exchange for any other Investment or accounts receivable, endorsements for collection or deposit held by the Borrower or any such Restricted Subsidiary, (c) as a result of foreclosure, perfection or enforcement of any Lien, (d) in satisfaction of judgments or (e) pursuant to any plan of reorganization or similar arrangement including upon the bankruptcy or insolvency of a debtor or litigation, arbitration or other disputes or otherwise with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(h)         Investments made as a result of the receipt of promissory notes or other non-cash consideration (including earn-outs) from a sale or other disposition of property or assets, including an Asset Disposition;

(i)       Investments existing or pursuant to binding commitments, agreements or arrangements in effect on the Closing Date and any modification, replacement, renewal, reinvestment or extension thereof; provided that the amount of any such Investment may not be increased except (i) as required by the terms of such Investment or binding commitment as in existence on the Closing Date (including in respect of any unused commitment), plus any accrued but unpaid interest (including any accretion of interest, original issue discount or the issuance of pay-in-kind securities) and premium payable by the terms of such Indebtedness thereon and fees and expenses associated therewith as of the Closing Date or (ii) as otherwise permitted under this Agreement;

(j)          Hedging Obligations, which transactions or obligations are not prohibited by Section 7.03 hereof;

(k)        pledges or deposits with respect to leases or utilities provided to third parties in the ordinary course of business or Liens otherwise described in the definition of “Permitted Liens” or made in connection with Liens permitted under Section 7.01 hereof;

(l)          any Investment to the extent made using Capital Stock of the Borrower (other than Disqualified Stock) or Capital Stock of any Parent Entity or any Unrestricted Subsidiary (other than an Unrestricted Subsidiary whose only material assets are Cash and Cash Equivalents) as consideration;

(m)        any transaction to the extent constituting an Investment that is permitted and made in accordance with Section 6.19(b) hereof (except those described in Sections 6.19(b)(i), (iv), (viii), (ix) and (xiv));

(n)      Investments consisting of (i) purchases or other acquisitions of inventory, supplies, materials, equipment and similar assets) or (ii) licenses, sublicenses, cross-licenses, leases, subleases, assignments, contributions or other Investments of IP Rights or other intangibles or services in the ordinary course of business pursuant to any joint development, joint venture or marketing arrangements with other Persons or any Intercompany License Agreement and any other Investments made in connection therewith;

(o)         (i) Guarantees of Indebtedness not prohibited by Section 7.03 hereof and (other than with respect to Indebtedness) guarantees, keepwells and similar arrangements in the ordinary course of business or consistent with past practice, and (ii) performance guarantees and Contingent Obligations with respect to obligations that are permitted by this Agreement;

(p)       Investments consisting of earnest money deposits required in connection with a purchase agreement, or letter of intent, or other acquisitions to the extent not otherwise prohibited by this Agreement;

(q)          Investments of a Restricted Subsidiary acquired after the Closing Date or of an entity merged or amalgamated into or consolidated with the Borrower or merged or amalgamated into or consolidated with a Restricted Subsidiary after the Closing Date to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger, amalgamation, or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(r)          any Investment in any Subsidiary or any joint venture in the ordinary course of business or consistent with past practice (including any cash management arrangements, cash pooling arrangements, intercompany loans or activities related thereto);

(s)         contributions to a “rabbi” trust for the benefit of any employee, director, officer, manager, contractor, consultant, advisor or other service providers or other grantor trust subject to claims of creditors in the case of a bankruptcy of the Borrower, and Investments relating to non-qualified deferred payment plans in the ordinary course of business or consistent with past practice;

(t)          after the Conversion Date, Investments in joint ventures and similar entities having an aggregate fair market value, when taken together with all other Investments made pursuant to this clause that are at the time outstanding not to exceed the greater of $500.0 million and 17.5% of LTM EBITDA at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value), plus the amount of any returns (including dividends, payments, interest, distributions, returns of principal, profits on sale, repayments, income and similar amounts) in respect of such Investments received by the Borrower or a Restricted Subsidiary (without duplication for purposes of Section 7.06 of any amounts applied pursuant to Section 7.06(a)) with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value; provided, however, that if any Investment pursuant to this clause is made in any Person that is not the Borrower or a Restricted Subsidiary at the date of the making of such Investment and such person becomes the Borrower or a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (a) or (b) above and shall cease to have been made pursuant to this clause;

(u)         additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause that are at that time outstanding, not to exceed (x) prior to the Conversion Date, $750.0 million and (y) after the Conversion Date, the greater of $750.0 million and 27.5% of LTM EBITDA (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value), plus the amount of any returns (including dividends, payments, interest, distributions, returns of principal, profits on sale, repayments, income and similar amounts) in respect of such Investments (without duplication for purposes of Section 7.06 of any amounts applied pursuant to Section 7.06(a) with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided that if any Investment pursuant to this clause is made in any Person that is not the Borrower or a Restricted Subsidiary at the date of the making of such Investment and such Person subsequently becomes the Borrower or a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (a) or (b) above and shall cease to have been made pursuant to this clause;

(v)          any Investment in a Similar Business having an aggregate fair market value, taken together with all other Investments made pursuant to this clause that are at that time outstanding, not to exceed (x) prior to the Conversion Date, $625.0 million and (y) after the Conversion Date, the greater of $625.0 million and 22.5% of LTM EBITDA (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value), plus the amount of any returns (including dividends, payments, interest, distributions, returns of principal, profits on sale, repayments, income and similar amounts) in respect of such Investments (without duplication for purposes of Section 7.06 of any amounts applied pursuant to Section 7.06(a) hereof) with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value; provided, however, that if any Investment pursuant to this clause is made in any Person that is not the Borrower or a Restricted Subsidiary at the date of the making of such Investment and such Person becomes the Borrower or a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (a) or (b) above and shall cease to have been made pursuant to this clause;

(w)        (i) Investments arising in connection with a Qualified Securitization Financing or Receivables Facility and (ii) distributions or payments of Securitization Fees and purchases of Securitization Assets or Receivables Assets in connection with a Qualified Securitization Financing or Receivables Facility;

(x)          Investments in connection with the Transactions;

(y)          [reserved];

(z)        Investments by an Unrestricted Subsidiary entered into prior to the day such Unrestricted Subsidiary is redesignated as a Restricted Subsidiary as described under Section 6.13;

(aa)        guaranty and indemnification obligations arising in connection with surety bonds issued in the ordinary course of business or consistent with past practice;

(bb)       Investments (a) consisting of purchases and acquisitions of assets or services in the ordinary course of business or consistent with past practice, (b) made in the ordinary course of business or consistent with past practice in connection with obtaining, maintaining or renewing client, franchisee and customer contacts and loans, or (c) advances, loans, extensions of credit (including the creation of receivables), prepayments made to, and guarantees with respect to obligations of, franchisees, distributors, suppliers, lessors, licensors and licensees, in the ordinary course of business or consistent with past practice;

(cc)       Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers compensation, performance and similar deposits entered into as a result of the operations of the business in the ordinary course of business or consistent with past practice;

(dd)       Investments consisting of UCC Article 3 endorsements for collection or deposit and Article 4 trade arrangements with customers (or any comparable or similar provisions in other applicable jurisdictions) in the ordinary course of business or consistent with past practice;

(ee)      non-cash Investments in connection with tax planning and reorganization activities, Investments in connection with any Permitted Intercompany Activities and Permitted Tax Restructuring and related transactions;

(ff)        Investments made from casualty insurance proceeds in connection with the replacement, substitution, restoration or repair of assets on account of a Casualty Event;

(gg)      any other Investment after the Conversion Date so long as (i) no Event of Default has occurred and is continuing (or would result therefrom) and (ii) immediately after giving pro forma effect to the Investment and the incurrence of any Indebtedness the net proceeds of which are used to make such Investment, the Consolidated First Lien Secured Leverage Ratio shall be no greater than 1.00 to 1.00;

(hh)       after the Conversion Date, Investments in Unrestricted Subsidiaries having an aggregate fair market value, when taken together with all other Investments made pursuant to this clause that are at the time outstanding not to exceed the greater of $500 million and 17.5% of LTM EBITDA at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value), plus the amount of any returns (including dividends, payments, interest, distributions, returns of principal, profits on sale, repayments, income and similar amounts) in respect of such Investments received by the Borrower or a Restricted Subsidiary (without duplication for purposes of Section 7.06 of any amounts applied pursuant to Section 7.06(a) hereof) with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value; provided, however, that if any Investment pursuant to this clause is made in any Person that is not the Borrower or a Restricted Subsidiary at the date of the making of such Investment and such Person becomes the Borrower or a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (a) or (b) above and shall cease to have been made pursuant to this clause;

(ii)          any Plan Contribution; and

(jj)       deposits or payments made with the FCC in connection with the auction or licensing of any permit, license, authorization, plan, directive, consent, permission, consent order or consent decree of or from any Governmental Authority.

 “Permitted Junior Intercreditor Agreement” means, with respect to any Liens on Collateral that are intended to be junior to any Liens securing the Loans (and other Secured Obligations that are secured by Liens on the Collateral ranking equally and ratably with the Liens securing the Loans), an intercreditor agreement substantially in the form of Exhibit K hereto with (i) any immaterial, conforming or technical changes (as determined in the Administrative Agent’s sole discretion) thereto as the Borrower and the Administrative Agent may agree in their respective reasonable discretion and/or (ii) any other changes thereto as the Borrower and the Administrative Agent may agree in their respective reasonable discretion, which changes are posted for review by the Lenders and deemed acceptable if the Required Lenders have not objected thereto within five Business Days following the date on which such changes are posted for review.

“Permitted Junior Refinancing Debt” means any Indebtedness issued, incurred or otherwise obtained by the Borrower and guarantees with respect thereto by any Loan Party in the form of one or more series of senior secured notes (issued in a public offering or a Rule 144A or other private placement) and/or senior secured loans (or any combination thereof); provided that (i) such Indebtedness is secured by the Collateral on a junior basis to the Secured Obligations and the obligations in respect of any Permitted Pari Passu Refinancing Debt, in each case pursuant to a Permitted Junior Intercreditor Agreement, and is not secured by any property or assets of the Borrower and its Restricted Subsidiaries other than the Collateral and  (ii) such Indebtedness constitutes Credit Agreement Refinancing Indebtedness in respect of Term Loans, Incremental Term Loans, Refinancing Term Loans, Revolving Credit Loans, Incremental Revolving Credit Commitment or Refinancing Revolving Credit Loans.

“Permitted Liens” means with respect to any Person:

(a)       Liens on assets or property of a Restricted Subsidiary that is not a Guarantor securing Indebtedness and other Obligations of any Restricted Subsidiary that is not a Guarantor;

(b)       pledges, deposits (including deposits with the FCC) or Liens (a) in connection with workmen’s compensation laws, payroll taxes, unemployment insurance laws, employers’ health tax and other social security laws or similar legislation or other insurance related obligations (including in respect of deductibles, self-insured retention amounts and premiums and adjustments thereto), (b) securing liability, reimbursement or indemnification obligations of (including obligations in respect of letters of credit or bank guarantees or similar instruments) for the benefit of insurance carriers under insurance or self-insurance arrangements or otherwise supporting the payments of items set forth in the foregoing clause (a), or (c) in connection with bids, tenders, completion guarantees, contracts, leases, utilities, licenses, public or statutory obligations, or to secure the performance of bids, trade contracts, government contracts and leases, statutory obligations, surety, stay, indemnity, warranty, release, judgment, customs, appeal, performance bonds, guarantees of government contracts, return of money bonds, bankers’ acceptance facilities and obligations of a similar nature (including those to secure health, safety and environmental obligations), and obligations in respect of letters of credit, bank guarantees or similar instruments that have been posted to support the same, or as security for contested taxes or import or customs duties or for the payment of rent, or other obligations of like nature, in each case incurred in the ordinary course of business or consistent with past practice;

(c)        Liens with respect to outstanding motor vehicle fines and Liens imposed by law or regulation, including carriers’, warehousemen’s, mechanics’, landlords’, suppliers’, materialmen’s, repairmen’s, architects’, construction contractors’ or other similar Liens, in each case for amounts not overdue for a period of more than 60 days or, if more than 60 days overdue, are unfiled (or if filed, have not been discharged or stayed) and no other action has been taken to enforce such Liens or that are being contested in good faith by appropriate proceedings;

(d)         Liens for Taxes, assessments or other governmental charges that are not overdue and payable for a period of more than 60 days or not yet payable or subject to penalties for nonpayment or that are being contested in good faith by appropriate proceedings or the nonpayment of which is permitted by applicable bankruptcy law; provided that appropriate reserves required pursuant to GAAP (or other applicable accounting principles) have been made in respect thereof; or for property Taxes on property of the Borrower or one of its Subsidiaries has determined to abandon if the sole recourse for such Tax is to such property;

(e)     encumbrances, charges, ground leases, easements (including reciprocal easement agreements), survey exceptions, restrictions, encroachments, protrusions, by-law, regulation, zoning restrictions or reservations of, or rights of others for, licenses, rights of way, servitudes, sewers, electric lines, drains, telegraph, telephone and cable television lines and other similar purposes, or zoning, building codes or other restrictions (including minor defects and irregularities in title and similar encumbrances) as to the use of real properties, exceptions on title policies insuring Liens granted on any mortgaged properties or any other collateral or Liens incidental to the conduct of the business of such Person or to the ownership of its properties, including servicing agreements, development agreements, site plan agreements, subdivision agreements, facilities sharing agreements, cost sharing agreements and other similar agreements, charges or encumbrances, which do not in the aggregate materially interfere with the ordinary course conduct of the business of the Borrower and its Restricted Subsidiaries, taken as a whole;

(f)         Liens (a) securing Hedging Obligations or Cash Management Obligations and the costs thereof; (b) that are rights of set-off, rights of pledge or other bankers’ Liens (i) relating to treasury, depository and cash management services or any automated clearing house transfers of funds in the ordinary course of business or consistent with past practice, (ii) relating to pooled deposit or sweep accounts to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Borrower or any of its Subsidiaries or consistent with past practice or (iii) relating to purchase orders and other agreements entered into with customers of the Borrower or any Restricted Subsidiary in the ordinary course of business or consistent with past practice; (c) on cash accounts securing Indebtedness and other Obligations permitted to be Incurred under Section 7.03(b)(viii)(v) with financial institutions; (d) encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business or consistent with past practice and not for speculative purposes; and/or (e) (i) of a collection bank arising under Section 4-210 of the UCC or any comparable or successor provision on items in the course of collection and (ii) in favor of a banking or other financial institution or electronic payment service providers arising as a matter of law encumbering deposits (including the right of set-off) arising in the ordinary course of business in connection with the maintenance of such accounts and (iii) arising under customary general terms and conditions of the account bank in relation to any bank account maintained with such bank and attaching only to such account and the products and proceeds thereof, which Liens, in any event, do not secure any Indebtedness;

(g)       leases, licenses, subleases and sublicenses of assets (including real property and IP Rights) entered into in the ordinary course of business, consistent with past practice or, with respect to IP Rights, that are not material to the conduct of the business of the Borrower or any Restricted Subsidiary, taken as a whole;

(h)         Liens securing or otherwise arising out of judgments, decrees, attachments, orders or awards not giving rise to an Event of Default under Section 8.01(h) hereof;

(i)         Liens (i) securing Capitalized Lease Obligations, or Purchase Money Obligations, or securing the payment of all or a part of the purchase price of, or securing Indebtedness or other Obligations Incurred to finance or refinance the acquisition, improvement or construction of, assets or property acquired or constructed in the ordinary course of business; provided that (a) the aggregate principal amount of Indebtedness secured by such Liens is otherwise permitted to be Incurred under this Agreement and (b) any such Liens may not extend to any assets or property of the Borrower or any Restricted Subsidiary other than assets and property affixed or appurtenant thereto and accessions, additions, improvements, proceeds, dividends or distributions thereof, including after-acquired property that is (A) affixed or incorporated into the property or assets covered by such Lien, (B) after-acquired property or assets subject to a Lien securing such Indebtedness, the terms of which Indebtedness require or include a pledge of after-acquired property or assets and (C) the proceeds and products thereof and (b) any interest or title of a lessor, sublessor, franchisor, licensor or sublicensor or secured by a lessor’s, sublessor’s, franchisor’s, licensor’s or sublicensor’s interest under any Capitalized Lease Obligations or Non-Financing Lease Obligations;

(j)         Liens arising from UCC financing statements, including precautionary financing statements (or similar filings) regarding operating leases or consignments entered into by the Borrower and its Restricted Subsidiaries;

(k)         Liens existing on the Closing Date, provided that any such Lien securing  Indebtedness or other obligations in excess of $5.0 million is set forth on Schedule 7.01, including any Liens securing any Refinancing Indebtedness of any Indebtedness secured by such Liens (but excluding Liens securing the Facilities, the DIP Revolving Facility, the Prepetition Credit Agreement, the First-Priority Senior Secured Notes (including any “Additional Notes” described in the First-Priority Senior Secured Note Documents), the Prepetition Second Lien Notes, the Prepetition Subsidiary Debt and, in each case, any Guarantees thereof and Refinancing Indebtedness in respect thereof);

(l)          Liens on property, other assets or shares of stock of a Person at the time such Person becomes a Subsidiary (or at the time the Borrower or a Subsidiary acquires such property, other assets or shares of stock, including any acquisition by means of a merger, amalgamation, consolidation or other business combination transaction with or into the Borrower or any Restricted Subsidiary); provided, however, that such Liens are not created in anticipation of such other Person becoming a Subsidiary (or such acquisition of such property, other assets or stock); provided, further, that such Liens are limited to all or part of the same property, other assets or stock (plus property and assets affixed or appurtenant thereto and additions, improvements, accessions, proceeds, dividends or distributions thereof, including after-acquired property that is (i) affixed or incorporated into the property or assets covered by such Lien, (ii) after-acquired property or assets subject to a Lien securing such Indebtedness, the terms of which Indebtedness require or include a pledge of after-acquired property or assets and (iii) the proceeds and products thereof) that secured (or, under the written arrangements under which such Liens arose, could secure) the Obligations relating to any Indebtedness or other obligations to which such Liens relate;

(m)        Liens securing Obligations relating to any Indebtedness or other Obligations of the Borrower or such Restricted Subsidiary owing to the Borrower or another Restricted Subsidiary, or Liens in favor of the Borrower or any Restricted Subsidiary or the Administrative Agent;

(n)       Liens securing Refinancing Indebtedness Incurred to refinance Indebtedness that was previously secured immediately prior to such refinancing, and permitted to be so secured under this Agreement; provided that any such Lien is (A) equal or junior in priority to the Liens securing the Indebtedness or other obligations being refinanced and (B) limited to all or part of the same property or assets (plus property and assets affixed or appurtenant thereto and additions, improvements, accessions, proceeds, dividends or distributions thereof, including after-acquired property that is (i) affixed or incorporated into the property or assets covered by such Lien, (ii) after-acquired property or assets subject to a Lien securing such Indebtedness, the terms of which Indebtedness require or include a pledge of after-acquired property or assets and (iii) the proceeds and products thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Obligations relating to the Indebtedness or other obligations being refinanced or is in respect of property or assets that is or could be the security for or subject to a Permitted Lien hereunder;

(o)       (i) mortgages, liens, security interests, restrictions, encumbrances or any other matters of record that have been placed by any government, statutory or regulatory authority, developer, landlord or other third party on property over which the Borrower or any Restricted Subsidiary has easement rights or on any leased property and subordination or similar arrangements relating thereto and (ii) any condemnation or eminent domain proceedings affecting any real property;

(p)       any encumbrance or restriction (including put and call arrangements) with respect to Capital Stock of any joint venture or similar arrangement pursuant to any joint venture secured financing arrangement, joint venture or similar agreement;

(q)        Liens on property or assets under construction (and related rights) in favor of a contractor or developer or arising from progress or partial payments by a third party relating to such property or assets;

(r)         Liens arising out of conditional sale, title retention, hire purchase, consignment or similar arrangements for the sale or purchase of goods entered into in the ordinary course of business or consistent with past practice;

(s)       Liens on the Collateral securing Indebtedness and other Obligations in respect of (i) the Secured Obligations, (ii) the Permitted Alternative Incremental Facilities, (iii) the DIP Revolving Facility and the Exit Revolving Facility, (iv) the First-Priority Senior Secured Notes and the related Guarantees, (v) the Prepetition Second Lien Notes, (vi) the Prepetition Term Facility and (vii) the Prepetition Subsidiary Debt incurred pursuant to Section 7.03(b)(iv)(E) and any Refinancing Indebtedness with respect thereto, and may rank, at the option of the Borrower, either equal in priority or junior in priority to the Liens on the Collateral securing the Secured Obligations;

(t)          Liens securing Indebtedness and other Obligations under Section 7.03(b)(v) hereof; provided that such Liens shall only be permitted if such Liens are limited to all or part of the same property or assets, including Capital Stock (plus property and assets affixed or appurtenant thereto and additions, improvements, accessions, proceeds, dividends or distributions thereof, including after-acquired property that is (i) affixed or incorporated into the property or assets covered by such Lien, (ii) after-acquired property or assets subject to a Lien securing such Indebtedness, the terms of which Indebtedness require or include a pledge of after-acquired property or assets and (iii) the proceeds and products thereof) acquired, or of any Person acquired or merged, consolidated or amalgamated with or into the Borrower or any Restricted Subsidiary, in any transaction to which such Indebtedness or other Obligation relates;

(u)        Liens securing Indebtedness and other Obligations under Sections 7.03(b)(vii), (xi) or (xvii) hereof (provided that, (x) in the case of Section 7.03(b)(vii) and (b)(xvii), the related Indebtedness represented by such Capitalized Lease Obligations, Purchase Money Obligations or other obligations shall not be secured by any property, equipment or assets of the Borrower or any Restricted Subsidiary other than the property, equipment or assets so acquired, leased, expanded, constructed, installed, replaced, repaired or improved and any proceeds therefrom and other than assets and property affixed or appurtenant thereto and accessions, additions, improvements, proceeds, dividends or distributions thereof, including after-acquired property that is (i) affixed or incorporated into the property or assets covered by such Lien, (ii) after-acquired property or assets subject to a Lien securing such Indebtedness, the terms of which Indebtedness require or include a pledge of after-acquired property or assets, (iii) the proceeds and products thereof and (iv) in the case of Section 7.03(b)(vii) (with respect to any Sale and Leaseback Transaction), such Liens cover only that assets subject to such Sale and Leaseback Transactions, and (y) in the case of Section 7.03(b)(xi), such Liens cover only the assets of such Subsidiary);

(v)          Liens existing on the Closing Date securing the Prepetition Subsidiary Debt;

(w)        Liens on Capital Stock or other securities or assets of any Unrestricted Subsidiary that secure Indebtedness or other obligations of such Unrestricted Subsidiary;

(x)          Liens deemed to exist in connection with Investments permitted under clause (4) of the definition of “Cash Equivalents”;

(y)         Liens on (i) goods the purchase price of which is financed by a documentary letter of credit issued for the account of the Borrower or any Subsidiary or Liens on bills of lading, drafts or other documents of title arising by operation of law or pursuant to the standard terms of agreements relating to letters of credit, bank guarantees and other similar instruments and (ii) specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances or documentary letters of credit issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(z)         Liens on vehicles or equipment of the Borrower or any Restricted Subsidiary in the ordinary course of business or consistent with past practice;

(aa)      Liens on assets or securities deemed to arise in connection with and solely as a result of the execution, delivery or performance of contracts to sell such assets or securities if such sale is otherwise permitted by this Agreement;

(bb)      (i) Liens on insurance policies and the proceeds thereof securing the financing of the premiums with respect thereto, and (ii) Liens, pledges, deposits made or other security provided to secure liabilities to, or indemnification obligations of (including obligations in respect of letters of credit or bank guarantees for the benefits of), insurance carriers in the ordinary course of business or consistent with past practice;

(cc)        Liens solely on any cash earnest money deposits made in connection with any letter of intent or purchase agreement permitted under this Agreement;

(dd)       Liens (i) on cash advances or escrow deposits in favor of the seller of any property to be acquired in an Investment permitted under this Agreement to be applied against the purchase price for such Investment or otherwise in connection with any escrow arrangements with respect to any such Investment (including any letter of intent or purchase agreement with respect to such Investment), and (ii) consisting of an agreement to sell, transfer, lease or otherwise dispose of any property in an asset sale, in each case, solely to the extent such Investment or sale, transfer, lease or other disposition, as the case may be, would have been permitted on the date of the creation of such Lien;

(ee)       Liens securing Indebtedness and other Obligations in an aggregate principal amount not to exceed (x) prior to the Conversion Date, $100.0 million and (y) after the Conversion Date, the greater of (a) $500.0 million and (b) 17.5% of LTM EBITDA at the time Incurred;

(ff)        Liens then existing with respect to assets of an Unrestricted Subsidiary on the day such Unrestricted Subsidiary is redesignated as a Restricted Subsidiary as described under Section 6.13 hereof; provided that such Liens do not extend to any assets of the Borrower or its Restricted Subsidiaries other than those of such Unrestricted Subsidiaries;

(gg)       Liens on the Collateral securing Pari Passu Indebtedness permitted to be Incurred pursuant to Section 7.03 hereof; provided that at the time of Incurrence and after giving pro forma effect thereto, the Consolidated First Lien Leverage Ratio would be no greater than 1.35:1.00 and the holders of such Indebtedness, or their duly appointed agent, shall become a party to the Pari Passu Intercreditor Agreement;

(hh)        Liens deemed to exist in connection with Investments in repurchase agreements permitted under Section 7.03 hereof; provided that such Liens do not extend to any assets other than those that are the subject of such repurchase agreement;

(ii)         Liens arising in connection with a Qualified Securitization Financing or a Receivables Facility;

(jj)         Settlement Liens;

(kk)       rights of recapture of unused real property in favor of the seller of such property set forth in customary purchase agreements and related arrangements with any government, statutory or regulatory authority;

(ll)       the rights reserved to or vested in any Person or government, statutory or regulatory authority by the terms of any lease, license, franchise, grant or permit held by the Borrower or any Restricted Subsidiary or by a statutory provision, to terminate any such lease, license, franchise, grant or permit, or to require annual or periodic payments as a condition to the continuance thereof;

(mm)     restrictive covenants affecting the use to which real property may be put and Liens or covenants restricting or prohibiting access to or from lands abutting on controlled access highways or covenants affecting the use to which lands may be put; provided that such Liens or covenants do not interfere with the ordinary conduct of the business of the Borrower or any Restricted Subsidiary;

(nn)      Liens on property, assets or Permitted Investments used to defease or to satisfy or discharge Indebtedness; provided that such defeasance, satisfaction or discharge is not prohibited by this Agreement;

(oo)     Liens relating to escrow arrangements securing Indebtedness, including (i) Liens on escrowed proceeds from the issuance of Indebtedness for the benefit of the related holders of debt securities or other Indebtedness (or the underwriters, arrangers, trustee or collateral agent thereof) and (ii) Liens on cash or Cash Equivalents set aside at the time of the incurrence of any Indebtedness, in either case to the extent such cash or Cash Equivalents prefund the payment of interest or premium or discount on such Indebtedness (or any costs related to the issuance of such Indebtedness) and are held in an escrow account or similar arrangement to be applied for such purpose;

(pp)       Liens securing any letter of credit facility or similar facility of the Borrower or any of its Subsidiaries in an aggregate principal amount outstanding at any time not to exceed $75,000,000, so long as either (i) such Liens equally and ratably secure the Secured Obligations pursuant to documentation in form and substance reasonably satisfactory to the Administrative Agent or (ii) on or prior to the date 90 days after the Closing Date, such Liens are on cash collateral provided to the issuer or lender under such letter of credit facility;

(qq)      Liens securing Indebtedness of the Borrower or any Restricted Subsidiary to the Rural Electrification Administration or the Rural Utilities Service (or any successor to any such agency) in an aggregate principal amount outstanding at any time not to exceed $50.0 million;

(rr)         with respect to any Foreign Subsidiary, other Liens and privileges arising mandatorily by law under the jurisdiction of incorporation of such Foreign Subsidiary; and

(ss)      Liens arising in connection with any Permitted Intercompany Activities (but excluding any Liens arising in connection with any transactions pursuant to the Acceptable Reorganization Plan, including, without limitation, any Liens securing this Agreement, the DIP Revolving Credit Agreement, the Exit Revolving Facility, the First-Priority Senior Secured Notes (including any “Additional Notes” described in the First-Priority Senior Secured Note Documents), the Prepetition Second Lien Notes, the Prepetition Subsidiary Debt and, in each case, any Guarantees thereof and Refinancing Indebtedness in respect thereof) and Permitted Tax Restructuring.

In the event that a Permitted Lien meets the criteria of more than one of the types of Permitted Liens (at the time of incurrence or at a later date), the Borrower in its sole discretion may divide, classify or from time to time reclassify all or any portion of such Permitted Lien in any manner that complies with Section 7.01 hereof and such Permitted Lien shall be treated as having been made pursuant only to the clause or clauses of this definition to which such Permitted Lien has been classified or reclassified; provided that Liens incurred pursuant to clause (r)(i), (r)(iii) and (r)(iv) of this definition may not be reclassified.

“Permitted Pari Passu Refinancing Debt” means any Indebtedness issued, incurred or otherwise obtained by the Borrower and guarantees with respect thereto by any Loan Party in the form of one or more series of senior secured notes (issued in a public offering or a Rule 144A or other private placement) and/or senior secured loans (or any combination thereof); provided that (i) such Indebtedness is secured by the Collateral on a pari passu basis with the Secured Obligations and is not secured by any property or assets of the Borrower or its Restricted Subsidiaries other than the Collateral and (ii) such Indebtedness constitutes Credit Agreement Refinancing Indebtedness in respect of Term Loans, Incremental Term Loans, Prepetition Subsidiary Debt, Refinancing Term Loans, Revolving Credit Loans, Incremental Revolving Credit Commitments, or Refinancing Revolving Credit Loans.

“Permitted Payments” has the meaning specified in Section 7.06(b).

“Permitted Prior Liens” has the meaning ascribed to such word in Section 5.19(a)(iii) hereto.

“Permitted Tax Amount” means (a) with respect to any taxable year (or portion thereof) in which the Borrower or any Subsidiary is a member (or a disregarded entity of a member) of a group filing a consolidated, combined, group, affiliated or unitary tax return with any Parent Entity or Subsidiary of a Parent Entity (or in which the Borrower is a disregarded entity wholly owned, directly or indirectly, by a corporate Parent Entity), any dividends or other distributions to fund any income or similar Taxes for such taxable year (or portion thereof) for which such Parent Entity or Subsidiary is liable up to an amount not to exceed the amount of any such Taxes that the Borrower and/or its applicable Subsidiaries would have been required to pay for such taxable year (or portion thereof) if the Borrower and/or its applicable Subsidiaries had paid such Taxes on a separate company basis, or a consolidated, combined, group, affiliated or unitary basis on behalf of an affiliated group consisting only of the Borrower and such Subsidiaries, for all relevant taxable periods; or (b) for any taxable year (or portion thereof) ending after the Conversion Date for which the Borrower is treated as a disregarded entity, partnership, or other flow-through entity for U.S. federal, state, provincial, territorial, and/or local income Tax purposes, the payment of dividends or other distributions to the direct or indirect owner or owners of equity of the Borrower in an aggregate amount equal to the product of (i) the aggregate net taxable income of the Borrower and its Subsidiaries allocated to such owners for U.S. federal income tax purposes for such taxable year (or portion thereof) and (ii) the highest combined marginal federal, state and/or local income tax rate applicable to a corporation residing in California or New York, New York (whichever is higher for the relevant taxable year or portion thereof).

“Permitted Tax Restructuring” means any reorganizations and other activities related to Tax planning and reorganization entered into prior to, on or after the date hereof (including the Transactions) so long as such Permitted Tax Restructuring is not adverse to the Lenders in any material respect (as reasonably determined by the Borrower in good faith); provided that the Transactions shall not be considered adverse to the Lenders, in any material respect.

“Permitted Unsecured Refinancing Debt” means unsecured Indebtedness incurred by the Borrower and Guarantees with respect thereto by any Loan Party; provided that such Indebtedness constitutes Credit Agreement Refinancing Indebtedness in respect of Term Loans, Incremental Term Loans, Refinancing Term Loans, Revolving Credit Loans, Incremental Revolving Credit Commitments, or Refinancing Revolving Credit Loans.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision thereof or any other entity.

“Plan” means any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) other than a Foreign Plan, established, maintained or contributed to by any Loan Party or, with respect to any such plan that is subject to Section 412 of the Code or Title IV of ERISA, any ERISA Affiliate.

“Plan Asset Regulations” means 29 CFR § 2510.3-101 et seq., as modified by Section 3(42) of ERISA, as amended from time to time.

“Plan Contribution” means the contribution of real property to the Borrower's defined benefit pension plan (or any successor plan) in existence on the Closing Date in lieu of all or any portion of any required cash contributions to such pension plan, including by way of a Sale and Leaseback Transaction, in a manner consistent with past practice.

“Platform” has the meaning specified in Section 6.02.

“Pledged Collateral” means all the “Pledged Collateral” as defined in the applicable Pledge Agreement that is subject to any Lien in favor of the Collateral Agent (or the Collateral Agent (as defined in the applicable Pledge Agreement), for the benefit of the Secured Parties, pursuant to the applicable Pledge Agreement.

“Pledged Subsidiary” means any Subsidiary whose issued and outstanding equity interests are pledged pursuant to the applicable Pledge Agreement.  As of the Closing Date, the Pledged Subsidiaries shall be those entities listed on Schedule 5.

“Pledgor” means the Borrower in its capacity as the pledgor under the applicable Pledge Agreement.

“Post-Petition Interest” means any interest or entitlement to fees or expenses or other charges that accrue after the commencement of any bankruptcy or insolvency proceeding, whether or not a claim therefor is allowed or allowable in any such bankruptcy or insolvency proceeding.

“Preferred Stock” as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

“Prepetition Credit Agreement” means that certain First Amended and Restated Credit Agreement, dated as of February 27, 2017 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time prior to the Petition Date), by and among the Borrower, as borrower, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent and the financial institutions and other persons or entities party thereto as lenders.

“Prepetition Debt” means, collectively, the Indebtedness of each Debtor outstanding and unpaid on the date on which such Person becomes a Debtor, plus interest accruing thereon.

“Prepetition First Lien Notes” means the 8.000% First Lien Secured Notes due 2027 issued under the Prepetition First Lien Notes Indenture and outstanding on the Petition Date.

“Prepetition First Lien Notes Indenture” means that certain Indenture, dated as of March 15, 2019 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time prior to the Petition Date), by and among the Borrower, as issuer, the guarantors party thereto, Wilmington Trust, National Association (as successor to The Bank of New York Mellon), as trustee and JPMorgan Chase Bank, N.A., as collateral agent.

“Prepetition First Lien Notes Payoff” means the payment in full (other than contingent indemnification obligations not yet due and payable) of the Notes Obligations (as defined in the Prepetition First Lien Notes Indenture) with respect to the Prepetition First Lien Notes in cash to the extent such payment has not occurred prior to the Consummation Date.

“Prepetition Second Lien Notes” means the 8.500% Second Lien Secured Notes due 2026 issued under the Prepetition Second Lien Notes Indenture and outstanding on the Closing Date.

“Prepetition Second Lien Notes Indenture” means that certain Indenture, dated as of March 19, 2018 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time prior to the Closing Date), by and among the Borrower, as issuer, the guarantors party thereto, Wilmington Savings Fund Society, FSB (as successor to The Bank of New York Mellon), as trustee and collateral agent.

“Prepetition Second Lien Note Documents” means the Prepetition Second Lien Notes Indenture and the other “Note Documents” (or any similar term) under and as defined in the Prepetition Second Lien Notes Indenture, as each such document may be amended, restated, refinanced, replaced, extended, renewed, refunded, supplemented or otherwise modified from time to time.

“Prepetition Subsidiary Debt” means, collectively, the (i) 8.500% Secured Debentures due November 15, 2031, issued under that certain Indenture, dated as of June 1, 1940 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time prior to the Petition Date) by and among GTE Southwest Incorporated, as issuer, and NCNB Texas National Bank, as trustee, (ii) 6.750% Unsecured Debentures due May 15, 2027, issued under that certain Indenture, dated as of December 1, 1993 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time prior to the Petition Date) by and among GTE California Incorporated, as issuer, and U.S. Bank Trust National Association, as successor trustee to Bank of America National Trust and Savings Association, (iii) 6.730% Unsecured Debentures due February 15, 2028, issued under that certain Indenture, dated as of January 1, 1994 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time prior to the Petition Date) by and among GTE North Incorporated, as issuer, and The First National Bank of Chicago, as trustee, (iv) 6.860% Unsecured Debentures due February 2, 2028, issued under that certain Indenture, dated as of November 1, 1993 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time prior to the Petition Date) by and among GTE Florida Incorporated, as issuer, and The Bank of New York, as successor trustee to NationsBank of Georgia, National Association, as trustee, and (v) 8.400% Unsecured Debentures due October 15, 2029, represented by the Debentures, dated as of October 25, 1989, and issued by The Chesapeake and Potomac Telephone Company of West Virginia pursuant to a Purchase Agreement dated October 1989 with the purchasers, in each case that are issued and outstanding on the Closing Date.

“Prepetition Term Facility” means any term loan facility incurred under the Prepetition Credit Agreement.

“Primed Liens” has the meaning ascribed to such word in Section 5.19 hereto.

“Priming Liens” has the meaning ascribed to such word in Section 5.19 hereto.

“Prime Rate” means the rate of interest last quoted by The Wall Street Journal as the “Prime Rate” in the U.S. or, if The Wall Street Journal ceases to quote such rate, the highest per annum interest rate published by the Federal Reserve Board in Federal Reserve Statistical Release H.15 (519) (Selected Interest Rates) as the “bank prime loan” rate or, if such rate is no longer quoted therein, any similar rate quoted therein (as determined by the Administrative Agent) or any similar release by the Federal Reserve Board (as determined by the Administrative Agent). Each change in the Prime Rate shall be effective from and including the date such change is publicly announced or quoted as being effective.

“Principal Subsidiary” means any Subsidiary of the Borrower whose Consolidated Tangible Assets comprise in excess of 10% of the Consolidated Tangible Assets of the Borrower and its consolidated Subsidiaries as of the Closing Date or thereafter, at the end of the most recent fiscal period for which consolidated financial statements are available (which may be internal consolidated financial statements) on a pro forma basis giving effect to any acquisitions or dispositions of companies, division or lines of business since such balance sheet date or the start of such four quarter period, as applicable, and on or prior to the date of acquisition of such Subsidiary.

“Proposed Discounted Prepayment Amount” has the meaning specified in Section 2.05(d)(ii).

“PTE” means a prohibited transaction class exemption issued by the U.S. Department of Labor, as any such exemption may be amended from time to time.

“Public Company Costs” means, as to any Person, costs associated with, or in anticipation of, or preparation for, compliance with the requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith and costs relating to compliance with the provisions of the Securities Act and the Exchange Act or other comparable body of laws, rules or regulations, as companies with listed equity, directors’ compensation, fees and expense reimbursement, costs relating to enhanced accounting functions and investor relations, stockholder meetings and reports to stockholders, directors’ and officers’ insurance and other executive costs, legal and other professional fees, listing fees and other transaction costs, in each case to the extent arising solely by virtue of the listing of such Person’s equity securities on a national securities exchange or issuance of public debt securities.

“Public Lender” has the meaning specified in Section 6.02.

“Purchase Money Obligations” means any Indebtedness Incurred to finance or refinance the acquisition, leasing, expansion, construction, installation, replacement, repair or improvement of property (real or personal), equipment or assets (including Capital Stock), and whether acquired through the direct acquisition of such property or assets or the acquisition of the Capital Stock of any Person owning such property or assets, or otherwise.

“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).

“QFC Credit Support” has the meaning assigned to it in Section 10.23.

“Qualified Capital Stock” means any Capital Stock of the Borrower that is not Disqualified Stock.

“Qualified Securitization Financing” means any Securitization Facility that meets the following conditions: (i) the Board of Directors shall have determined in good faith that such Securitization Facility (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to the Borrower and its Restricted Subsidiaries, (ii) all sales of Securitization Assets and related assets by the Borrower or any Restricted Subsidiary to the Securitization Subsidiary or any other Person are made for fair consideration (as determined in good faith by the Borrower) and (iii) the financing terms, covenants, termination events and other provisions thereof shall be fair and reasonable terms (as determined in good faith by the Borrower) and may include Standard Securitization Undertakings.

“Qualifying IPO” means any transaction or series of transactions that results in any common equity interests of the Borrower or any direct or indirect parent of the Borrower being publicly traded on any United States national securities exchange or over the counter market, or any analogous exchange or market in the United States, Canada, the United Kingdom, Hong Kong or any country of the European Union.

“Qualifying Lenders” has the meaning specified in Section 2.05(d)(iv).

“Qualifying Loans” has the meaning specified in Section 2.05(d)(iv).

“Quotation Date” means, in respect of the determination of the Eurocurrency Rate for any Interest Period for a Eurocurrency Rate Loan, the day that is two Business Days prior to the first day of such Interest Period.

“Rating Agencies” means S&P, Moody’s and Fitch Ratings, Inc. or if no rating of S&P, Moody’s or Fitch is publicly available, as the case may be, the equivalent of such rating selected by the Company by any other Nationally Recognized Statistical Ratings Organization

“Receivables Assets” means (a) any receivable owed to the Borrower or a Restricted Subsidiary subject to a Receivables Facility and the proceeds thereof and (b) all collateral securing such receivable, all contracts and contract rights, guarantees or other obligations in respect of such receivable, all records with respect to such receivable and any other assets customarily transferred together with receivable in connection with a non-recourse receivable factoring arrangement.

“Receivables Facility” means an arrangement between the Borrower or a Subsidiary and a commercial bank, an asset based lender or other financial institution or an Affiliate thereof pursuant to which (a) the Borrower or such Subsidiary, as applicable, sells (directly or indirectly) to such commercial bank, asset based lender or other financial institution (or such Affiliate) Receivables Assets and (b) the obligations of the Borrower or such Restricted Subsidiary, as applicable, thereunder are non-recourse (except for Securitization Repurchase Obligations) to the Borrower and such Subsidiary and (c) the financing terms, covenants, termination events and other provisions thereof shall be on market terms (as determined in good faith by the Borrower) and may include Standard Securitization Undertakings, and shall include any guaranty in respect of such arrangements.

“Recipient” means (a) the Administrative Agent, (b) any Lender and (c) any L/C Issuer, as applicable

“refinance” means refinance, refund, replace, renew, repay, modify, restate, defer, substitute, supplement, reissue, resell, extend or increase (including pursuant to any defeasance or discharge mechanism) and the terms “refinances,” “refinanced” and “refinancing” as used for any purpose in this Agreement shall have a correlative meaning.

“Refinancing Amendment” means an amendment to this Agreement in form and substance reasonably satisfactory to the Administrative Agent and the Borrower executed by each of (a) the Borrower, (b) the Administrative Agent and (c) each Lender and Additional Lender that agrees to provide any portion of the Credit Agreement Refinancing Indebtedness or Exit Revolving Facility Refinancing Indebtedness being incurred pursuant thereto.

“Refinancing Indebtedness” means Indebtedness that is Incurred to refund, refinance, replace, exchange, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) any Indebtedness (or unutilized commitment in respect of Indebtedness) existing on the Closing Date or Incurred (or established) in compliance with this Agreement (including Indebtedness of the Borrower that refinances Indebtedness of any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of the Borrower or another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness, and Indebtedness incurred pursuant to a commitment that refinances any Indebtedness or unutilized commitment; provided, however, that:

(1)        (a) such Refinancing Indebtedness has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness being refunded, refinanced, replaced, exchanged, renewed, repaid or extended (or requires no or nominal payments in cash (other than interest payments) prior to the date that is 91 days after the maturity date of the Initial Term Loans); and (b) to the extent such Refinancing Indebtedness refinances Subordinated Indebtedness, such Refinancing Indebtedness is Subordinated Indebtedness and is subordinated to the Secured Obligations on terms at least as favorable to the Lenders as those contained in the documentation governing the Indebtedness being refinanced;

(2)          Refinancing Indebtedness shall not include:

(i)           Indebtedness of a Subsidiary of the Borrower that is not a Guarantor that refinances Indebtedness of the Borrower or a Guarantor; or

(ii)         Indebtedness of the Borrower or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary; and

(3)         such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of (x) the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) of the Indebtedness being refinanced plus (y) an amount equal to any unutilized commitment relating to the Indebtedness being refinanced or otherwise then outstanding under a Facility or other financing arrangement being refinanced to the extent the unutilized commitment being refinanced could be drawn in compliance with Section 7.03 hereof immediately prior to such refinancing, plus (z) accrued and unpaid interest, dividends, premiums (including tender premiums), defeasance costs, underwriting discounts, fees, costs and expenses (including original issue discount, upfront fees or similar fees) in connection with such refinancing; and

(4)         in the case of Refinancing Indebtedness of Prepetition Subsidiary Debt or Prepetition Term Facility, (a) such Refinancing Indebtedness shall not have a final maturity date earlier than the Maturity Date applicable to the Initial Term Loans or the First-Priority Senior Secured Notes and shall not have a Weighted Average Life to Maturity that is shorter than the Weighted Average Life to Maturity of the Initial Loans or the First-Priority Senior Secured Notes and (b) if such Refinancing Indebtedness is in the form of MFN Qualifying Term Loans, then the MFN Adjustment shall be made to the Initial Term Loans to the extent otherwise required under Section 2.14(b) as if such Refinancing Indebtedness were incurred thereunder (other than to the extent such Indebtedness constitutes a customary bridge facility, so long as the long-term Indebtedness into which such customary bridge facility is to be converted or exchanged would not otherwise be subject to the MFN Adjustments);

provided, that clause (1)(a) above will not apply to any Refinancing Indebtedness in respect of the Prepetition Subsidiary Debt.

“Refinancing Revolving Credit Commitments” means shall mean one or more tranches of Revolving Credit Commitments hereunder that result from a Refinancing Amendment.

“Refinancing Revolving Credit Loans” means one or more tranches of Revolving Credit Loans that result from a Refinancing Amendment.

“Refinancing Subsidiary Debt Term Loans” means one or more tranches of Term Loans that result from a Refinancing Amendment with respect to a refinancing of Prepetition Subsidiary Debt.

“Refinancing Term Loans” means one or more tranches of Term Loans that result from a Refinancing Amendment (other than with respect to a refinancing of Prepetition Subsidiary Debt).

“Refunding Capital Stock” has the meaning specified in Section 7.06(b)(ii).

“Register” has the meaning specified in Section 10.07(d).

“Regulated Bank” means an Approved Commercial Bank that is (i) a U.S. depository institution the deposits of which are insured by the Federal Deposit Insurance Corporation; (ii) a corporation organized under section 25A of the U.S. Federal Reserve Act of 1913; (iii) a branch, agency or commercial lending company of a foreign bank operating pursuant to approval by and under the supervision of the Board under 12 CFR part 211; (iv) a non-U.S. branch of a foreign bank managed and controlled by a U.S. branch referred to in clause (iii); or (v) any other U.S. or non-U.S. depository institution or any branch, agency or similar office thereof supervised by a bank regulatory authority in any jurisdiction.

“Regulation S‑X” means Regulation S‑X under the Securities Act.

“Rejection Notice” has the meaning specified in Section 2.05(b)(v).

“Related Taxes” means (i) any Taxes, including sales, use, transfer, rental, ad valorem, value added, stamp, property, consumption, franchise, license, capital, registration, business, customs, net worth, gross receipts, excise, occupancy, intangibles or similar Taxes and other fees and expenses (other than (x) Taxes measured by income and (y) withholding Taxes), required to be paid (provided such Taxes are in fact paid) by any Parent Entity by virtue of its:

(a)         being organized or having Capital Stock outstanding (but not by virtue of owning stock or other equity interests of any corporation or other entity other than, directly or indirectly, the Borrower or any of the Borrower’s Subsidiaries) or otherwise maintain its existence or good standing under applicable law,

(b)          being a holding company parent, directly or indirectly, of the Borrower or any Subsidiaries of the Borrower,

(c)          receiving dividends from or other distributions in respect of the Capital Stock of, directly or indirectly, the Borrower or any Subsidiaries of the Borrower, or

(d)        having made any payment in respect to any of the items for which the Borrower is permitted to make payments to any Parent Entity pursuant to Section 7.06; and

(ii)         any Permitted Tax Amount.

“Release” means any release, spill, emission, discharge, deposit, disposal, leaking, pumping, pouring, dumping, emptying, injection, migration or leaching into or through the Environment or into, from or through any building, structure or facility.

“Relevant Governmental Body” means the Federal Reserve Board and/or the NYFRB, or a committee officially endorsed or convened by the Federal Reserve Board and/or the NYFRB or, in each case, any successor thereto.

“Reorganization Plan” means a plan of reorganization in the Cases.

“Reorganized Frontier” means the Company, or any successor, by merger, consolidation, reorganization, or otherwise, to the Company in the form of a corporation, limited liability company, partnership, or other form, as the case may be, or a new corporation, limited liability company, or partnership that may be formed to, among other things, directly or indirectly acquire substantially all of the assets and operations of the Debtors and issue common stock to be distributed pursuant to the Acceptable Reorganization Plan, in each case as contemplated by the Acceptable Reorganization Plan, and including in the Staggered Emergence (if applicable), it being understood that Reorganized Frontier holding, directly or indirectly, substantially all of the assets and operations of the Debtors (other than the Designated Entities) as of the Conversion Date in the Staggered Emergence (if applicable) constitutes Reorganized Frontier holding, directly or indirectly, substantially all of the assets and operations of the Debtors as of the Conversion Date.

“Reportable Event” means, with respect to any Pension Plan, any of the events set forth in Section 4043(c) of ERISA or the regulations issued thereunder, other than events for which the thirty (30) day notice period has been waived.

“Repricing Transaction” means any repayment, prepayment, refinancing, conversion or replacement of all or a portion of the Initial Term Loans (i) with the proceeds of a broadly syndicated first lien secured term loans denominated in the same currency the primary purpose of which is to reduce the Effective Yield applicable to the Initial Term Loans (and such Effective Yield is reduced) or (ii) in connection with a mandatory prepayment with the proceeds of Indebtedness having an Effective Yield that is less than the Effective Yield of the Initial Term Loans being repaid, refinanced, substituted or replaced, including, in each case, as may be effected by an amendment of any provisions of this Agreement relating to the Applicable Rate or the Base Rate or Eurocurrency Rate “floors” for, or Effective Yield of, the Initial Term Loans; provided, that a “Repricing Transaction” shall not include any repayment, prepayment, refinancing, replacement or amendment in connection with (w) a Change of Control, (x) a Disposition of all or substantially all of the assets of the Borrower and its Restricted Subsidiaries, (y) an initial public offering or (z) a Transformative Acquisition

“Request for Credit Extension” means with respect to a Borrowing, conversion or continuation of Term Loans, a Committed Loan Notice.

“Required Debt Terms” means, (a) in respect of any Refinancing Term Loans, the following requirements: provided that (i) to the extent secured by the Collateral, a Customary Intercreditor Agreement is entered into, (ii) any Refinancing Term Loans do not mature prior to the maturity date of or have a shorter Weighted Average Life to Maturity prior to the Terms Loans being refinanced, (iii) such Refinancing Term Loans have the same guarantors as the Term Loans being refinanced unless such guarantors substantially concurrently guarantee the Secured Obligations, (iv) such Refinancing Term Loans are secured by the same assets as the Term Loans being refinanced unless such assets substantially concurrently secure the Secured Obligations and (vi) the terms and conditions of such Refinancing Term Loans (excluding pricing and optional prepayment or redemption terms or covenants or other provisions applicable only to periods after the Maturity Date of the Loans or Commitments being refinanced) shall not be more restrictive (taken as a whole) than those applicable to the Term Loans, except to the extent the terms of the Term Loans are modified to benefit from such more restrictive provisions, or such more restrictive provisions reflect market terms and conditions at the time of incurrence or issuance (as reasonably determined by the Borrower in good faith), (b) in respect of any Refinancing Subsidiary Debt Term Loans, (i) to the extent secured by the Collateral, a Customary Intercreditor Agreement is entered into, (ii) any Refinancing Subsidiary Debt Term Loans do not mature prior to the Maturity Date of the Initial Term Loans, (iii) such Refinancing Subsidiary Debt Term Loans have the same guarantors as the Initial Term Loans, (iv) such Refinancing Subsidiary Debt Term Loans are secured by the same assets as the Initial Term Loans and (vi) the terms and conditions of such Refinancing Subsidiary Debt Term Loans (excluding pricing and optional prepayment or redemption terms or covenants or other provisions applicable only to periods after the Maturity Date of the Loans or Commitments being refinanced) shall not be more restrictive (taken as a whole) than those applicable to the Term Loans, except to the extent the terms of the Term Loans are modified to benefit from such more restrictive provisions, or such more restrictive provisions reflect market terms and conditions at the time of incurrence or issuance (as reasonably determined by the Borrower in good faith), (c) in respect of any Refinancing Revolving Credit Commitments, (i) to the extent applicable, a Customary Intercreditor Agreement is entered into, (ii) any Refinancing Revolving Credit Commitment does not mature prior to the maturity date of or have scheduled amortization or commitment reductions prior to the maturity date of the Revolving Credit Commitments being refinanced, (iii) such Refinancing Revolving Credit Commitments have the same guarantors unless such guarantors substantially concurrently guarantee the Obligations, (iv) such Refinancing Revolving Credit Commitments are secured by the same assets as the Revolving Credit Commitments being refinanced unless such assets substantially concurrently secure the Obligations, (v) the terms and conditions of such Refinancing Revolving Credit Commitments (excluding pricing and optional prepayment or redemption terms or covenants or other provisions applicable only to periods after the Maturity Date of the Loans or Commitments being refinanced) shall not be more restrictive (taken as a whole) than those applicable to the Revolving Credit Commitments, except to the extent the terms of the Revolving Credit Facility are modified to benefit from such more restrictive provisions, or such more restrictive provisions reflect market terms and conditions at the time of incurrence or issuance (as reasonably determined by the Borrower in good faith) and (vi) if such Refinancing Revolving Credit Commitments contain any financial maintenance covenants, such covenants shall be added for the benefit of the Revolving Credit Lenders.

“Required Facility Lenders” means, with respect to any Facilities on any date of determination, Lenders having or holding more than 50% of the sum of (a) the aggregate principal amount of outstanding Loans under such Facilities and (b) the aggregate unused Commitments under such Facilities; provided that the portion of outstanding Loans and the unused Commitments of such Facilities, as applicable, held or deemed held by a Defaulting Lender shall be excluded for purposes of making a determination of Required Facility Lenders.

“Required Lenders” means, as of any date of determination, Lenders holding more than 50.0% of the sum of the (a) Total Outstandings (with the aggregate Outstanding Amount of each Lender’s Revolving Credit Exposure being deemed “held” by such Lender for purposes of this definition), (b) aggregate unused Term Commitments and (c) aggregate unused Revolving Credit Commitments; provided, that the unused Term Commitment and unused Revolving Credit Commitment of, and the portion of the Total Outstandings held or deemed held by any Defaulting Lender shall be excluded for all purposes of making a determination of Required Lenders.

“Required Revolving Credit Lenders” means, as of any date of determination, at least two non-affiliated Lenders having more than 50.0% in the aggregate of the Revolving Credit Commitments plus after the termination of the Revolving Credit Commitments, the Revolving Credit Exposure of all Lenders; provided,  that the Revolving Credit Commitment and the Revolving Credit Exposure of any Defaulting Lender shall be excluded for all purposes of making a determination of Required Revolving Credit Lenders.

“Reserved Indebtedness Amount” has the meaning specified in Section 7.03(c)(ix).

“Resolution Authority” means an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

“Responsible Officer” means the chief executive officer, president, vice president, chief financial officer, treasurer, assistant treasurer or other similar officer or director of a Loan Party and, as to any document delivered on the Closing Date, any secretary or assistant secretary of a Loan Party.  Any document delivered hereunder that is signed by a Responsible Officer of a Loan Party shall be conclusively presumed to have been authorized by all necessary corporate, partnership and/or other action on the part of such Loan Party and such Responsible Officer shall be conclusively presumed to have acted on behalf of such Loan Party.

“Restricted Casualty Event” has the meaning specified in Section 2.05(b)(vi).

“Restricted Disposition” has the meaning specified in Section 2.05(b)(vi).

“Restricted Investment” means any Investment other than a Permitted Investment.

“Restricted Payment” has the meaning specified in Section 7.06(a).

“Restricted Subsidiary” means any Subsidiary of the Borrower other than an Unrestricted Subsidiary.

“Retained Declined Proceeds” has the meaning specified in Section 2.05(b)(v).

“Revolver Agent” means, GS Bank (and any of its Affiliates selected by GS Bank), in its capacity as agent under the DIP Revolving Facility and the Exit Revolving Facility.

“Revolving Credit Borrowing” means a borrowing consisting of Revolving Credit Loans of the same Class, Type and currency, made, converted or continued on the same date and, in the case of Eurocurrency Rate Loans, as to which a single Interest Period is in effect.

“Revolving Credit Commitment” means with respect to each Lender, the commitment, if any, of such Lender to make Revolving Credit Loans and to acquire participations in Letters of Credit and Swing Line Loans, expressed as an amount representing the maximum possible aggregate amount of such Lender’s Revolving Credit Exposure hereunder, as such commitment may be (a) reduced from time to time pursuant to Section 2.06 and (b) increased from time to time pursuant to Section 2.14.  The initial amount of each Lender’s Revolving Credit Commitment on the Closing Date is set forth on Schedule 2.01 of this Agreement, or in the Assignment and Assumption pursuant to which such Lender shall have assumed its Revolving Credit Commitment, as the case may be.  The initial aggregate amount of the Lenders’ Revolving Credit Commitments on the Closing Date is $0.

“Revolving Credit Exposure” means, at any time for any Lender, the sum of (a) the Outstanding Amount of the Revolving Credit Loans of such Lender outstanding at such time, (b) the L/C Exposure of such Lender at such time and (c) except for purposes of Section 2.09, the Swing Line Exposure of such Lender at such time.

“Revolving Credit Facility” means the Revolving Credit Commitments and the extension of credit made thereunder.

“Revolving Credit Lender” means a Lender with a Revolving Credit Commitment or, if the Revolving Credit Commitments have terminated or expired, a Lender with Revolving Credit Exposure.

“Revolving Credit Loan” means a Loan made pursuant to Section 2.01(b).

“Revolving Credit Note” means a promissory note of the Borrower payable to any Revolving Credit Lender or its registered assigns, in substantially the form of Exhibit C-2 hereto with appropriate insertions, evidencing the aggregate Indebtedness of the Borrower to such Revolving Credit Lender resulting from the Revolving Credit Loans made by such Revolving Credit Lender under the Revolving Credit Facility.

“RSA” means the Restructuring Support Agreement, dated on or about April 14, 2020, by and among the Debtors and certain of their creditors, as amended, restated, amended and restated or supplemented to the extent not adverse to the interest of the Lenders.

“S&P” means Standard & Poor’s Investors Ratings Services or any of its successors or assigns that is a Nationally Recognized Statistical Rating Organization.

“Sale and Leaseback Transaction” means any arrangement providing for the leasing by the Borrower or any of its Restricted Subsidiaries of any real or tangible personal property, which property has been or is to be sold or transferred by the Borrower or such Restricted Subsidiary to a third Person in contemplation of such leasing.

“Sanctioned Country” means, at any time, a country or territory which is itself the subject or target of any comprehensive economic Sanctions (at the time of this Agreement, Crimea, Cuba, Iran, North Korea and Syria).

“Sanctioned Person” means, at any time, (a) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, (b) any Person operating, organized or resident in a Sanctioned Country or (c) any Person owned 50% or more by any such Person or Persons, directly or indirectly.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State.

“SEC” means the Securities and Exchange Commission or successor thereto.

“Secured Cash Management Obligations” means Cash Management Obligations owed by the Borrower or any Restricted Subsidiary to any Cash Management Bank.

“Secured Hedge Agreement” means any Swap Contract that is entered into by and between any Loan Party (or any Person that merges into a Loan Party) or any Restricted Subsidiary and any Hedge Bank.

“Secured Indebtedness” means any Indebtedness secured by a Lien other than Indebtedness with respect to Secured Cash Management Obligations.

“Secured Obligations” means all (x) advances to, and debts, liabilities, obligations, covenants and duties of, any Loan Party or other Subsidiary arising under any Loan Document or otherwise with respect to any Loan or Letter of Credit, whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest, fees, expenses and other amounts that accrue after the commencement by or against any Loan Party or any other Subsidiary of any proceeding under any Debtor Relief Laws naming such Person as the debtor in such proceeding, regardless of whether such interest, fees, expenses and other amounts are allowed claims in such proceeding, (y) obligations of any Loan Party or any other Restricted Subsidiary arising under any Secured Hedge Agreement (other than, with respect to any Guarantor, Excluded Swap Obligations of such Guarantor), and (z) Secured Cash Management Obligations.  Without limiting the generality of the foregoing, the Secured Obligations of the Loan Parties under the Loan Documents (and of any of their Subsidiaries to the extent they have obligations under the Loan Documents) include (a) the obligation (including guarantee obligations) to pay principal, interest, Letter of Credit commissions, reimbursement obligations, charges, expenses, fees, Attorney Costs, indemnities and other amounts, in each case, payable by any Loan Party or any other Subsidiary under any Loan Document and (b) the obligation of any Loan Party or any other Subsidiary to reimburse any amount in respect of any of the foregoing that the Administrative Agent, the Collateral Agent, or any Lender, in its sole discretion, may elect to pay or advance on behalf of such Loan Party or such Subsidiary.

“Secured Parties” means, collectively, the Administrative Agent, the Collateral Agent, the Lead Arrangers, the Lenders, the Swingline Lenders, the L/C Issuers, the Hedge Banks, the Cash Management Banks, the Supplemental Administrative Agent and each co-agent or sub-agent appointed by the Administrative Agent from time to time pursuant to Section 9.01(c).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder, as amended.

“Securitization Asset” means (a) any accounts receivable, mortgage receivables, loan receivables, royalty, franchise fee, license fee, patent or other revenue streams and other rights to payment or related assets and the proceeds thereof and (b) all collateral securing such receivable, asset, or right, all contracts and contract rights, guarantees or other obligations in respect of such receivable or asset or right, lockbox accounts and records with respect to such account, asset or right and any other assets and rights customarily transferred (or in respect of which security interests are customarily granted) together with accounts, assets or rights in connection with a securitization, factoring or receivable sale transaction.

“Securitization Facility” means any of one or more securitization, financing, factoring or sales transactions, as amended, supplemented, modified, extended, renewed, restated or refunded from time to time, pursuant to which the Borrower or any of the Restricted Subsidiaries sells, transfers, pledges or otherwise conveys any Securitization Assets (whether now existing or arising in the future) to a Securitization Subsidiary or any other Person.

“Securitization Fees” means distributions or payments made directly or by means of discounts with respect to any Securitization Asset or Receivables Asset or participation interest therein issued or sold in connection with, and other fees, expenses and charges (including commissions, yield, interest expense and fees and expenses of legal counsel) paid in connection with, any Qualified Securitization Financing or Receivables Facility.

“Securitization Repurchase Obligation” means any obligation of a seller of Securitization Assets or Receivables Assets in a Qualified Securitization Financing or a Receivables Facility to repurchase or otherwise make payments with respect to Securitization Assets or Receivables Assets arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, offset or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Securitization Subsidiary” means any Subsidiary of the Borrower in each case formed for the purpose of and that solely engages in one or more Qualified Securitization Financings or Receivables Facilities and other activities reasonably related thereto or another Person formed for this purpose.

“Settlement” means the transfer of cash or other property with respect to any credit or debit card charge, check or other instrument, electronic funds transfer, or other type of paper-based or electronic payment, transfer, or charge transaction for which a Person acts as a processor, remitter, funds recipient or funds transmitter in the ordinary course of its business.

“Settlement Asset” means any cash, receivable or other property, including a Settlement Receivable, due or conveyed to a Person in consideration for a Settlement made or arranged, or to be made or arranged, by such Person or an Affiliate of such Person.

“Settlement Indebtedness” means any payment or reimbursement obligation in respect of a Settlement Payment.

“Settlement Lien” means any Lien relating to any Settlement or Settlement Indebtedness (and may include, for the avoidance of doubt, the grant of a Lien in or other assignment of a Settlement Asset in consideration of a Settlement Payment, Liens securing intraday and overnight overdraft and automated clearing house exposure, and similar Liens).

“Settlement Payment” means the transfer, or contractual undertaking (including by automated clearing house transaction) to effect a transfer, of cash or other property to effect a Settlement.

“Settlement Receivable” means any general intangible, payment intangible, or instrument representing or reflecting an obligation to make payments to or for the benefit of a Person in consideration for a Settlement made or arranged, or to be made or arranged, by such Person.

“Similar Business” means (a) any businesses, services or activities engaged in by the Borrower or any of its Subsidiaries or any Associates on the Closing Date, (b) any businesses, services and activities engaged in by the Borrower or any of its Subsidiaries or any Associates that are related, complementary, incidental, ancillary or similar to any of the foregoing or are extensions or developments of any thereof and (c) a Person conducting a business, service or activity specified in clauses (a) and (b), and any Subsidiary thereof. For the avoidance of doubt, any Person that invests in or owns Capital Stock or Indebtedness of another Person that is engaged in a Similar Business shall be deemed to be engaged in a Similar Business.

“SOFR” with respect to any day means the secured overnight financing rate published for such day by the NYFRB, as the administrator of the benchmark (or a successor administrator), on the Federal Reserve Bank of New York’s Website.

“SOFR-Based Rate” means SOFR, Compounded SOFR or Term SOFR.

“Solvent” and “Solvency” mean, with respect to any Person on any date of determination, that on such date (i) the fair value of the property of such Person is greater than the total amount of debts and liabilities, contingent, subordinated or otherwise, of such Person, (ii) the present fair salable value of the assets of such Person is not less than the amount that will be required to pay the liability of such Person on its debts as they become absolute and matured, (iii) such Person will be able to pay its debts and liabilities, subordinated, contingent or otherwise, as they become absolute and matured and (iv) such Person is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which such Person’s property would constitute an unreasonably small capital; provided that the amount of contingent liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

“SPC” has the meaning specified in Section 10.07(h).

“Specified Default” means the occurrence of an Event of Default under Section 8.01(a), (f) or (g).

“Specified Pari Passu Debt” means (i) Indebtedness in respect of the First-Priority Senior Secured Notes, (ii) Indebtedness in respect of the DIP Revolving Facility and (iii) to the extent incurred prior to the Conversion Date and permitted under this Agreement, any Pari Passu Indebtedness incurred to refinance the Indebtedness under the Prepetition Credit Agreement, the Prepetition Second Lien Notes and/or the Prepetition Subsidiary Debt.

“Specified Representations” means the representations and warranties of the Borrower set forth in Sections 5.01(a) (solely as it relates to the Borrower), 5.01(b)(ii), 5.02(a) (related to the entering into and performance of the Loan Documents and the incurrence of the extensions of credit thereunder), 5.02(b)(i) (related to the entering into and performance of the Loan Documents and the incurrence of the extensions of credit thereunder), 5.04, 5.12, 5.15, 5.16 (subject to the proviso to Section 4.03(b)(iii)), and 5.18 (limited to the use of proceeds of the Loans on the applicable date).

“Staggered Emergence” means the Designated Entities are not Subsidiaries of New Frontier Borrower on the Conversion Date and remain in bankruptcy on the Conversion Date whereas the Company’s other Subsidiaries emerge from bankruptcy, and any related transactions to implement or facilitate such transactions or arrangements.

“Standard Securitization Undertakings” means representations, warranties, covenants, guarantees and indemnities entered into by the Borrower or any Subsidiary of the Borrower which the Borrower has determined in good faith to be customary in a Securitization Facility or Receivables Facility, including those relating to the servicing of the assets of a Securitization Subsidiary, it being understood that any Securitization Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking or, in the case of a Receivables Facility, a non-credit related recourse accounts receivable factoring arrangement.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but shall not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

“Subordinated Indebtedness” means, with respect to any person, any Indebtedness (whether outstanding on the Closing Date or thereafter Incurred) which is expressly subordinated in right of payment to the Secured Obligations pursuant to a written agreement.

“Subsidiary” means, with respect to any Person:

(1)          any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50.0% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof; or

(2)          any partnership, joint venture, limited liability company or similar entity of which:

(a)          more than 50.0% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership interests or otherwise; and

(b)          such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity; or

(3)         at the election of the Borrower, any partnership, joint venture, limited liability company or similar entity of which such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

Unless otherwise specified, “Subsidiary” shall mean any Subsidiary of the Borrower.    For the avoidance of doubt, if the Borrower undertakes the Staggered Emergence, after the Conversion Date, until the Reorganized Frontier’s equity interests in the Designated Entities are reinstated in accordance with Article III.G of the Acceptable Reorganization Plan and each such Designated Entity has become a Subsidiary of the Reorganized Frontier in accordance with clause (1) above, none of the Designated Entities shall constitute a Subsidiary of the Reorganized Frontier.

“Successor Company” has the meaning specified in Section 7.04(a)(i).

“Superpriority Claim” means a claim against any Loan Party in any of the Cases which is an administrative expense claim pursuant to Section 364(c)(1) of the Bankruptcy Code, having priority over any and all administrative expenses of the kind specified in Section 503(b) or 507(b) of the Bankruptcy Code.

“Supplemental Administrative Agent” has the meaning specified in Section 9.13(a) and “Supplemental Administrative Agents” shall have the corresponding meaning.

“Supported QFC” has the meaning assigned to it in Section 10.23.

“Swap Contract” means (a) any and all Hedging Obligations, whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement.

“Swap Obligation” means, with respect to any Guarantor, any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of section 1a(47) of the Commodity Exchange Act.

“Swap Termination Value” means, in respect of any one or more Swap Contracts, after taking into account the effect of any legally enforceable netting agreement relating to such Swap Contracts, (a) for any date on or after the date such Swap Contracts have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a), the amount(s) determined as the mark to market value(s) for such Swap Contracts, as determined by the Hedge Bank (or the Borrower, if no Hedge Bank is party to such Swap Contract) in accordance with the terms thereof and in accordance with customary methods for calculating mark-to-market values under similar arrangements by the Hedge Bank (or the Borrower, if no Hedge Bank is party to such Swap Contract).

“Swing Line Borrowing” means a borrowing of a Swing Line Loan pursuant to Section 2.04.

“Swing Line Exposure” means, at any time for any Lender, such Lender’s Applicable Percentage of the Outstanding Amount of Swing Line Loans outstanding at such time.

“Swing Line Lender” means any Person, in its capacity as provider of Swing Line Loans, or any successor swing line lender hereunder that agrees to act as Swing Line Lender hereunder, as agreed to by the Borrower.

“Swing Line Loan Notice” means a notice of a Swing Line Borrowing pursuant to Section 2.04(b), which, if in writing, shall be substantially in the form of Exhibit B.

“Swing Line Loans” means a Loan made pursuant to Section 2.04(a).

“Swing Line Sublimit” means an amount equal to the lesser of (a) $0 million and (b) the aggregate principal amount of the Revolving Credit Commitments.  The Swing Line Sublimit is part of, and not in addition to, the Revolving Credit Commitments.

“Takeback Debt” means the issuance of Indebtedness on the Closing Date by one or more of the Debtors to holders of Existing Unsecured Notes, in a principal amount of up to $750 million pursuant to the terms of the Acceptable Reorganization Plan.

“Taxes” means any and all present or future taxes, levies, imposts, deductions, charges, duties and withholdings and any charges of a similar nature (including backup withholding, interest, penalties and other liabilities with respect thereto) that are imposed by any government or other taxing authority.

“Term Borrowing” means a Borrowing in respect of a Class of Term Loans.

“Term Commitments” means an Initial Term Commitment or a commitment in respect of any Incremental Term Loans or any combination thereof, as the context may require.

“Term Lenders” means the Initial Term Lenders, the Lenders with Incremental Term Loans and the Lenders with Extended Term Loans.

“Term Loans” means the Initial Term Loans, the Incremental Term Loans and the Extended Term Loans.

“Term Note” means a promissory note of the Borrower payable to any Term Lender or its registered assigns, in substantially the form of Exhibit C-1 hereto with appropriate insertions, evidencing the aggregate Indebtedness of the Borrower to such Term Lender resulting from any Class of Term Loans made by such Term Lender.

“Term SOFR” means the forward-looking term rate based on SOFR that has been selected or recommended by the Relevant Governmental Body.

“Test Period” means, at any date of determination, the most recently completed four consecutive fiscal quarters of the Borrower ending on or prior to such date for which financial statements have been or are required to be delivered pursuant to Section 6.01(a) or 6.01(b); or, if earlier, are internally available to the Borrower; provided that with respect to the calculation of Applicable Rate, internally available financial statements shall be disregarded with respect to this definition and such calculations shall instead be based on the financial statements for the most recent period of four consecutive fiscal quarters for which financial statements have been or are required to have been delivered pursuant to Section 6.01(a) or (b), as applicable.

“Threshold Amount” means $250.0 million.

“Total Assets” means, as of any date, the total consolidated assets of the Borrower and its Restricted Subsidiaries on a consolidated basis, as shown on the most recent consolidated balance sheet of the Borrower and its Restricted Subsidiaries, determined on a pro forma basis.

“Total Outstandings” means the aggregate Outstanding Amount of all Loans and all L/C Obligations.

“Transaction Expenses” means any fees, costs and expenses (including all legal, accounting and other professional fees, costs and expenses) incurred or paid by the Borrower, or any Restricted Subsidiary associated or in connection with the Transactions.

“Transactions” means the Closing Date Transactions and the Conversion Date Transactions, including the Corporate Reorganization and the Staggered Emergence, if applicable.

“Transformative Acquisition” means any acquisition by the Borrower or any Restricted Subsidiary that (a) is not permitted by the terms of the Loan Documents immediately prior to the consummation of such acquisition, (b) if permitted by the terms of the Loan Documents immediately prior to the consummation of such acquisition, would not provide the Borrower and the Restricted Subsidiaries with adequate flexibility under the Loan Documents for the continuation and/or expansion of their combined operations following such consummation, as determined by the Borrower acting in good faith or (c) involves aggregate consideration of at least $250.0 million.

“Treasury Capital Stock” has the meaning specified in Section 7.06(b)(ii).

“Trustee” means Wilmington Trust, N.A., in its capacity as trustee under the DIP to Exit Secured Notes.

“Type” means, with respect to a Loan, its character as a Base Rate Loan or a Eurocurrency Rate Loan.

“UCP” means, with respect to any Letter of Credit, the Uniform Customs and Practice for Documentary Credits, International Chamber of Commerce (“ICC”) Publication No. 600 (or such later version thereof as may be in effect at the time of issuance).

“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment; provided that, if the Unadjusted Benchmark Replacement as so determined would be less than 1.00%, the Unadjusted Benchmark Replacement will be deemed to be 1.00% for the purposes of this Agreement.

“Undisclosed Administration” means in relation to a Lender or its parent company the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official by a supervisory authority or regulator under or based on the law in the country where such Lender or such parent company is subject to home jurisdiction supervision if applicable law requires that such appointment is not to be publicly disclosed.

“Uniform Commercial Code” or “UCC” means the Uniform Commercial Code (or equivalent statute) as in effect from time to time in the State of New York or the Uniform Commercial Code (or similar code or statute) of another jurisdiction, to the extent it may be required to apply to any item or items of Collateral.

“UK Financial Institution” means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended form time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms.

“UK Resolution Authority” means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution

“United States” and “U.S.” mean the United States of America.

“United States Tax Compliance Certificate” has the meaning specified in Section 3.01.

“Unrestricted Incremental Amount” has the meaning specified in Section 2.14(a).

“Unrestricted Subsidiary” means

(1)        any Subsidiary of the Borrower that at the time of determination is an Unrestricted Subsidiary (as designated by the Borrower in the manner provided in the succeeding paragraph); and

(2)          any Subsidiary of an Unrestricted Subsidiary.

The Borrower may designate any Subsidiary of the Borrower (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger, consolidation or other business combination transaction, or Investment therein) to be an Unrestricted Subsidiary only if:

(1)         at the time of such designation, such Subsidiary or any of its Subsidiaries does not own any Capital Stock of the Borrower or any other Subsidiary of the Borrower which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary; and

(2)          such designation and the Investment, if any, of the Borrower in such Subsidiary complies with Section 7.06 hereof.

“U.S. Special Resolution Regime” shall have the meaning provided in Section 10.23.

“USA PATRIOT Act” means The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Title III of Pub. L. No. 107-56 (signed into law October 26, 2001)), as amended or modified from time to time.

“Voluntary Prepayment Amount” has the meaning specified in Section 2.14(a).

“Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled to vote in the election of directors.

“Weighted Average Life to Maturity” means when applied to any Indebtedness at any date, the quotient (in number of years) obtained by dividing: (1) the sum of the products obtained by multiplying (a) the number of years (calculated to the nearest one-twelfth) from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock, by (b) the amount of such payment, by (2) the sum of all such payments; provided that, for purposes of determining the Weighted Average Life to Maturity of any Indebtedness, the effects of any prepayments or amortization made on such Indebtedness prior to the date of such determination will be disregarded.

“Wholly Owned Subsidiary” of any specified Person means a Subsidiary of such Person, all of the Capital Stock of which (other than directors’ qualifying shares or shares required by any applicable law or regulation to be held by a Person other than such Person) is owned by such Person.

“Withdrawal Liability” means the liability of a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

“Write-Down and Conversion Powers” means, (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom,  any powers of the applicable Resolution Authority  under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution  or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

Section 1.02        Other Interpretive Provisions.  With reference to this Agreement and each other Loan Document, unless otherwise specified herein or in such other Loan Document:

(a)          The meanings of defined terms are equally applicable to the singular and plural forms of the defined terms.

(b)          (i) The words “herein,” “hereto,” “hereof” and “hereunder” and words of similar import when used in any Loan Document shall refer to such Loan Document as a whole and not to any particular provision thereof.

(ii)          Article, Section, Exhibit and Schedule references are to the Loan Document in which such reference appears.

(iii)        The term “including” is by way of example and not limitation.

(iv)        The term “documents” includes any and all instruments, documents, agreements, certificates, notices, reports, financial statements and other writings, however evidenced, whether in physical or electronic form.

(c)         In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including”; the words “to” and “until” each mean “to but excluding”; and the word “through” means “to and including.”

(d)       Section headings herein and in the other Loan Documents are included for convenience of reference only and shall not affect the interpretation of this Agreement or any other Loan Document.

Section 1.03         Accounting Terms.

(a)        All accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to this Agreement shall be prepared in conformity with, GAAP, except as otherwise specifically prescribed herein.

(b)       Where reference is made to “the Borrower and its Restricted Subsidiaries on a consolidated basis” or similar language, such consolidation shall not include any Subsidiaries of the Borrower other than Restricted Subsidiaries.

(c)       In the event that the Borrower elects to prepare its financial statements in accordance with IFRS and such election results in an Accounting Change in this Agreement, the Borrower and the Administrative Agent agree to enter into good faith negotiations in order to amend such provisions of this Agreement (including the levels applicable herein to any computation of the Consolidated Total Leverage Ratio and the Consolidated First Lien Secured Leverage Ratio) so as to reflect equitably the Accounting Changes with the desired result that the criteria for evaluating the Borrower’s financial condition shall be substantially the same after such change as if such change had not been made.  Until such time as such an amendment shall have been executed and delivered by the Borrower, the Administrative Agent and the Required Lenders, all financial covenants, standards and terms in this Agreement shall continue to be calculated or construed in accordance with GAAP (as determined in good faith by a Responsible Officer of the Borrower) (it being agreed that the reconciliation between GAAP and IFRS used in such determination shall be made available to Lenders) as if such change had not occurred.

Section 1.04        Rounding.  Any financial ratios required to be satisfied in order for a specific action to be permitted under this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number).

Section 1.05         References to Agreements, Laws, Etc.

Unless otherwise expressly provided herein, (a) references to Organization Documents, agreements (including the Loan Documents) and other contractual instruments shall be deemed to include all subsequent amendments, restatements, extensions, supplements and other modifications thereto, but only to the extent that such amendments, restatements, extensions, supplements and other modifications are permitted by any Loan Document; and (b) references to any Law shall include all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting such Law.

Section 1.06         Times of Day.  Unless otherwise specified, all references herein to times of day shall be references to Eastern time (daylight or standard, as applicable).

Section 1.07      Timing of Payment or Performance.  When the payment of any obligation or the performance of any covenant, duty or obligation is stated to be due or performance required on a day which is not a Business Day, the date of such payment (other than as described in the definition of Interest Period) or performance shall extend to the immediately succeeding Business Day.

Section 1.08          Currency Equivalents Generally.

(a)         For purposes of determining compliance with Sections 7.01, 7.03 and 7.06 with respect to any amount of Indebtedness or Investment in a currency other than Dollars, no Default shall be deemed to have occurred solely as a result of changes in rates of exchange occurring after the time such Lien, Indebtedness or Investment is incurred; provided, that for the avoidance of doubt, the foregoing provisions of this Section 1.08 shall otherwise apply to such Sections, including with respect to determining whether any Indebtedness or Investment may be incurred at any time under such Sections.

(b)         For purposes of determining compliance under 7.05 and 7.06, any amount in a currency other than Dollars will be converted to Dollars in a manner consistent with that used in calculating net income in the Borrower’s annual financial statements delivered pursuant to Section 6.01(a); provided, that the foregoing shall not be deemed to apply to the determination of any amount of Indebtedness.

(c)         For purposes of determining compliance with any restriction on the incurrence of Indebtedness, the Dollar Equivalent of the principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the Exchange Rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided, that if such Indebtedness is incurred to extend, replace, refund, refinance, renew or defease other Indebtedness denominated in a foreign currency, and such extension, replacement, refunding, refinancing, renewal or defeasance would cause the applicable restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such extension, replacement, refunding, refinancing, renewal or defeasance, such restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being extended, replaced, refunded, refinanced, renewed or defeased.

Section 1.09         Certain Calculations and Tests

(a)         When calculating the availability under any basket or ratio under this Agreement or compliance at any time following the Conversion Date with any provision of this Agreement in connection with any Limited Condition Transaction and any actions or transactions related thereto (including acquisitions, Investments, the incurrence, issuance or assumption of Indebtedness and the use of proceeds thereof, the incurrence or creation of Liens, repayments, Restricted Payments and Asset Dispositions), in each case, at the option of the Borrower (the Borrower’s election to exercise such option, an “LCT Election”), the date of determination for availability under any such basket or ratio and whether any such action or transaction is permitted (or any requirement or condition therefor is complied with or satisfied (including as to the absence of any continuing Default or Event of Default)) under this Agreement shall be deemed to be the date occurring at any time following the Conversion Date (the “LCT Test Date”) either (a) the definitive agreement for such Limited Condition Transaction is entered into (or, if applicable, the date of delivery of an irrevocable declaration of a Restricted Payment or similar event), or (b) solely in connection with an acquisition to which the United Kingdom City Code on Takeovers and Mergers applies, the date on which a “Rule 2.7 announcement” of a firm intention to make an offer (or equivalent announcement in another jurisdiction) (an “LCT Public Offer”) in respect of a target of a Limited Condition Transaction and, in each case, if, after giving pro forma effect to the Limited Condition Transaction and any actions or transactions related thereto (including acquisitions, Investments, the incurrence, issuance or assumption of Indebtedness and the use of proceeds thereof, the incurrence or creation of Liens, repayments, Restricted Payments and Asset Dispositions) and any related pro forma adjustments, the Borrower or any of its Restricted Subsidiaries would have been permitted to take such actions or consummate such transactions on the relevant LCT Test Date in compliance with such ratio, test or basket (and any related requirements and conditions), such ratio, test or basket (and any related requirements and conditions) shall be deemed to have been complied with (or satisfied) for all purposes (in the case of Indebtedness, for example, whether such Indebtedness is committed, issued, assumed or incurred at the LCT Test Date or at any time thereafter); provided, that (a) if financial statements for one or more subsequent fiscal quarters shall have become available, the Borrower may elect, in its sole discretion, to redetermine all such ratios, tests or baskets on the basis of such financial statements, in which case, such date of redetermination shall thereafter be the applicable LCT Test Date for purposes of such ratios, tests or baskets, and (b) except as contemplated in the foregoing clause (a), compliance with such ratios, test or baskets (and any related requirements and conditions) shall not be determined or tested at any time after the applicable LCT Test Date for such Limited Condition Transaction and any actions or transaction related thereto (including acquisitions, Investments, the incurrence, issuance or assumption of Indebtedness and the use of proceeds thereof, the incurrence or creation of Liens, repayments, Restricted Payments and Asset Dispositions).

For the avoidance of doubt, if the Borrower has made an LCT Election, (1) if any of the ratios, tests or baskets for which compliance was determined or tested as of the LCT Test Date would at any time after the LCT Test Date have been exceeded or otherwise failed to have been complied with as a result of fluctuations in any such ratio, test or basket, including due to fluctuations in Consolidated EBITDA or Total Assets of the Borrower or the Person subject to such Limited Condition Transaction, such baskets, tests or ratios will not be deemed to have been exceeded or failed to have been complied with as a result of such fluctuations; (2) if any related requirements and conditions (including as to the absence of any continuing Default or Event of Default) for which compliance or satisfaction was determined or tested as of the LCT Test Date would at any time after the LCT Test Date not have been complied with or satisfied (including due to the occurrence or continuation of an Default or Event of Default), such requirements and conditions will not be deemed to have been failed to be complied with or satisfied (and such Default or Event of Default shall be deemed not to have occurred or be continuing); and (3) in calculating the availability under any ratio, test or basket in connection with any action or transaction unrelated to such Limited Condition Transaction following the relevant LCT Test Date and prior to the earlier of the date on which such Limited Condition Transaction is consummated or the date that the definitive agreement or date for redemption, purchase or repayment specified in an irrevocable notice for such Limited Condition Transaction is terminated, expires or passes (or, if applicable, the irrevocable notice is terminated, expires or passes or, as applicable, the offer in respect of an LCT Public Offer for, such acquisition is terminated), as applicable, without consummation of such Limited Condition Transaction, any such ratio, test or basket shall be determined or tested giving pro forma effect to such Limited Condition Transaction.

(b)         Notwithstanding anything to the contrary herein, in the event an item of Indebtedness (or any portion thereof) is incurred or issued, any Lien is incurred or other transaction is undertaken in reliance on any ratio based exceptions, thresholds and baskets, such ratio(s) shall be calculated with respect to such incurrence, issuance or other transaction without giving effect to amounts being utilized under any other exceptions, thresholds or baskets under the same covenant (other than ratio based-baskets) on the same date. Each item of Indebtedness that is incurred or issued, each Lien incurred and each other transaction undertaken will be deemed to have been incurred, issued or taken first, to the extent available, pursuant to the relevant ratio-based test.

(c)         Notwithstanding anything to the contrary herein, (i) in the event an item of Indebtedness (or any portion thereof) is incurred or issued, any Lien is incurred or other transaction is undertaken in reliance on any ratio based exceptions, thresholds and baskets, such ratio(s) shall be calculated without regard to the incurrence of any Revolving Credit Loan or Letter of Credit Incurred or issued, as applicable, immediately prior to or in connection therewith; and (ii) any calculation or measure that is determined with reference to the Borrower’s financial statements (including Consolidated EBITDA, Consolidated Interest Expense, Consolidated Net Income, Fixed Charges, Consolidated First Lien Secured Leverage Ratio, and Consolidated Total Leverage Ratio) may be determined with reference to the financial statements of a Parent Entity delivered in accordance with the requirements set forth in the penultimate paragraph of Section 6.01.

(d)       For purposes of making the computations referred to above, any Investments, acquisitions, dispositions, mergers, amalgamations, consolidations, operational changes, business expansions and disposed or discontinued operations that have been made by the Borrower or any of its Restricted Subsidiaries, during the reference period or subsequent to the reference period and on or prior to or simultaneously with the date of such computation shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations, operational changes, business expansions and disposed or discontinued operations (and the change in any associated fixed charge obligations and the change in Consolidated EBITDA resulting therefrom) had occurred on the first day of the reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged or amalgamated with or into the Borrower  or any of its Restricted Subsidiaries since the beginning of such period shall have made any Investment, acquisition, disposition, merger, amalgamation, consolidation, operational change, business expansion or disposed or discontinued operation that would have required adjustment pursuant to this definition, then the applicable computations shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, amalgamation, consolidation or disposed operation had occurred at the beginning of the applicable reference period.  For the avoidance of doubt, if the Borrower undertakes the Staggered Emergence, then the computation for so long as a Designated Entity is not a Restricted Subsidiary shall be calculated as if such Designated Entity had been disposed of at the beginning of the reference period.

(e)         For purposes of this Agreement, whenever pro forma effect is to be given to a transaction (including the Transactions), the pro forma calculations shall be made in good faith by a responsible financial or chief accounting officer of the Borrower (and may include, for the avoidance of doubt, cost savings, operating expense reductions and synergies resulting from such transaction which is being given pro forma effect.  If any Indebtedness bears a floating rate of interest and is being given pro forma effect), the interest on such Indebtedness shall be calculated as if the rate in effect on the date such Indebtedness was incurred had been the applicable rate for the reference period (taking into account any Hedging Obligations applicable to such Indebtedness).  Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Borrower to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.  For purposes of making the computations referred to in the preceding paragraphs, interest on any Indebtedness under a revolving credit facility computed with a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the reference period except as set forth in the first paragraph of this definition.  Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be determined to have been based upon the rate actually chosen, or if none, then based upon such optional rate chosen as the Borrower may designate.

Section 1.10       Interest Rates; Eurocurrency Notification.  The interest rate on Eurocurrency Rate Loans is determined by reference to the Eurocurrency Rate, which is derived from the London interbank offered rate.  The London interbank offered rate is intended to represent the rate at which contributing banks may obtain short-term borrowings from each other in the London interbank market.  In July 2017, the U.K. Financial Conduct Authority announced that, after the end of 2021, it would no longer persuade or compel contributing banks to make rate submissions to the ICE Benchmark Administration (together with any successor to the ICE Benchmark Administrator, the “IBA”) for purposes of the IBA setting the London interbank offered rate. As a result, it is possible that commencing in 2022, the London interbank offered rate may no longer be available or may no longer be deemed an appropriate reference rate upon which to determine the interest rate on Eurocurrency Rate Loans. In light of this eventuality, public and private sector industry initiatives are currently underway to identify new or alternative reference rates to be used in place of the London interbank offered rate.  Upon the occurrence of a Benchmark Transition Event or an Early Opt-In Election, Section 3.02 provides a mechanism for determining an alternative rate of interest.  The Administrative Agent will promptly notify the applicable parties as and when required by Section 3.02, of any change to the reference rate upon which the interest rate on Eurocurrency Rate Loans is based.  Except as otherwise provided in this Agreement, the Administrative Agent does not warrant or accept any responsibility for, and shall not have any liability with respect to, the administration, submission or any other matter related to the London interbank offered rate or other rates in the definition of “Eurocurrency Rate” or with respect to any alternative or successor rate thereto, or replacement rate thereof (including, without limitation, (i) any such alternative, successor or replacement rate implemented pursuant to Section 3.02, whether upon the occurrence of a Benchmark Transition Event or an Early Opt-in Election, and (ii) the implementation of any Benchmark Replacement Conforming Changes pursuant to Section 3.02, including without limitation, whether the composition or characteristics of any such alternative, successor or replacement reference rate will be similar to, or produce the same value or economic equivalence of, the Eurocurrency Rate or have the same volume or liquidity as did the London interbank offered rate prior to its discontinuance or unavailability other than, in each case, to the extent of the Administrative Agent’s gross negligence, bad faith or willful misconduct as determined by a court of competent jurisdiction in a final and non-appealable decision.   Nothing in this Section shall constitute a representation or warranty by the Borrower or any of its Restricted Subsidiaries nor can it constitute the basis of any Default or Event of Default.

Section 1.11          Divisions.  For all purposes under the Loan Documents, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction’s laws): (a) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person, and (b) if any new Person comes into existence, such new Person shall be deemed to have been organized and acquired on the first date of its existence by the holders of its equity interests at such time.

ARTICLE II

The Commitments and Credit Extensions

Section 2.01         The Loans.

(a)         The Initial Term Loans.  Subject to the terms and conditions set forth herein, each Lender with an Initial Term Commitment severally agrees to make to the Borrower a single loan denominated in Dollars in a principal amount equal to such Lender’s Initial Term Commitment on the Closing Date.  Amounts borrowed under this Section 2.01(a) and repaid or prepaid may not be reborrowed.  Initial Term Loans may be Base Rate Loans or Eurocurrency Rate Loans, as further provided herein.

(b)          The Revolving Credit Borrowings.  Subject to the terms and conditions set forth herein, each Revolving Credit Lender severally agrees to make (or cause its Applicable Lending Office to make) Revolving Credit Loans from time to time during the Availability Period in Dollars in an aggregate principal amount that will not result in such Lender’s Revolving Credit Exposure exceeding such Lender’s Revolving Credit Commitment.  Within the limits of each Lender’s Revolving Credit Commitment, and subject to the other terms and conditions hereof, the Borrower may borrow under this Section 2.01(b), prepay under Section 2.05, and reborrow under this Section 2.01(b).  Revolving Credit Loans may be Base Rate Loans or Eurocurrency Rate Loans, as further provided herein.

Section 2.02         Borrowings, Conversions and Continuations of Loans.

(a)         Each Term Borrowing, each Revolving Credit Borrowing, each conversion of Loans from one Type to the other, and each continuation of Eurocurrency Rate Loans shall be made upon the Borrower’s irrevocable notice, on behalf of the Borrower, to the Administrative Agent, which may be given by telephone.  Each such notice must be received by the Administrative Agent substantially in the form attached hereto as Exhibit A (a) with respect to Revolving Credit Loans or Term Loans denominated in Dollars, (i) in the case of a Eurocurrency Rate Loan, not later than 1:00 p.m., Local Time, three (3) Business Days before the date of the proposed Borrowing (or, in the case of Initial Term Loans to be borrowed on the Closing Date, one (1) Business Day before the proposed Borrowing), or (ii) in the case of a Base Rate Loan, not later than 11:00 p.m., Local Time, on the Business Day immediately preceding the proposed Borrowing and (b) with respect to Revolving Credit Loans or Term Loans denominated in any currency other than Dollars, not later than 1:00 p.m., Local Time, three (3) Business Days before the date of the proposed Borrowing.  Each telephonic notice by the Borrower pursuant to this Section 2.02(a) must be confirmed promptly by hand delivery, telecopy or electronic transmission to the Administrative Agent of a written Committed Loan Notice, appropriately completed and signed by a Responsible Officer of the Borrower.  Each Borrowing of, conversion to or continuation of Eurocurrency Rate Loans shall be in a principal amount of the Borrowing Minimum or a whole multiple of the Borrowing Multiple in excess thereof.  Except as provided in Section 2.03(c) and Section 2.04(c), each Borrowing of or conversion to Base Rate Loans shall be in a principal amount of the Borrowing Minimum or a whole multiple of the Borrowing Multiple in excess thereof.  Each Committed Loan Notice (whether telephonic or written) shall specify (i) whether the Borrower are requesting a Term Borrowing, a Revolving Credit Borrowing, a conversion of Loans from one Type to the other, or a continuation of Eurocurrency Rate Loans, (ii) the requested date of the Borrowing, conversion or continuation, as the case may be (which shall be a Business Day), (iii) the Class, currency and principal amount of Loans to be borrowed, converted or continued, (iv) the Type of Loans to be borrowed or to which existing Loans are to be converted, (v) if applicable, the duration of the Interest Period with respect thereto and (vi) the location and number of the Borrower’s account to which funds are to be disbursed, which shall comply with the requirements of Section 2.02(b).  If the Borrower fails to specify a Type of Loan in a Committed Loan Notice or fails to give a timely notice requesting a conversion or continuation, then (i) the applicable Base Rate Loans shall be continued as Base Rate Loans and (ii) the applicable Eurocurrency Rate Loans shall be continued as, or converted to, Eurocurrency Rate Loans with an Interest Period of one (1) month. Any such automatic conversion or continuation shall be effective as of the last day of the Interest Period then in effect with respect to the applicable Eurocurrency Rate Loans.  If the Borrower requests a Borrowing of, conversion to, or continuation of Eurocurrency Rate Loans in any such Committed Loan Notice, but fails to specify an Interest Period, it will be deemed to have specified an Interest Period of one (1) month.  For the avoidance of doubt, the Borrower and Lenders acknowledge and agree that any conversion or continuation of an existing Loan shall be deemed to be a continuation of that Loan with a converted interest rate methodology and not a new Loan.

(b)          Following receipt of a Committed Loan Notice, the Administrative Agent shall promptly notify each Appropriate Lender of the amount of its Applicable Percentage of the applicable Class of Loans, and if no timely notice of a conversion or continuation is provided by the Borrower, the Administrative Agent shall notify each Appropriate Lender of the details of any automatic conversion or continuation described in Section 2.02(a).  In the case of each Borrowing, each Appropriate Lender shall make (or cause its Applicable Lending Office to make) the amount of its Loan available to the Administrative Agent by wire transfer in immediately available funds at the Administrative Agent’s Office not later than 1:00 p.m., Local Time on the Business Day specified in the applicable Committed Loan Notice.  Upon satisfaction of the applicable conditions set forth in Section 4.03 (and, if such Borrowing is the initial Credit Extension, Section 4.01), the Administrative Agent shall make all funds so received available to the Borrower designated in the Committed Loan Notice in like funds as received by the Administrative Agent either by (i) crediting the account of the Borrower maintained with the Administrative Agent and designated by the Borrower in the Committed Loan Notice with the amount of such funds or (ii) wire transfer of such funds, in each case in accordance with instructions provided to (and reasonably acceptable to) the Administrative Agent by the Borrower; provided that if, on the date the Committed Loan Notice with respect to such Borrowing is given by the Borrower, there are Swing Line Loans or L/C Borrowings outstanding, then the proceeds of such Borrowing shall be applied first, to the payment in full of any such L/C Borrowings, second, to the payment in full of any such Swing Line Loans, and third, to the Borrower as provided above.

(c)         Except as otherwise provided herein, a Eurocurrency Rate Loan may be continued or converted only on the last day of an Interest Period for such Eurocurrency Rate Loan unless the Borrower pay the amount due, if any, under Section 3.04 in connection therewith.  If an Event of Default has occurred and is continuing and, the Administrative Agent, at the request of the Required Lenders, so notifies the Borrower, then so long as such Event of Default is continuing: (i) no Loans may be converted to or continued as Eurocurrency Rate Loans, (ii) no outstanding Loans may be continued for an Interest Period of more than one month’s duration and (iii) unless repaid, each Eurocurrency Rate Loan shall be converted to a Base Rate Loan at the end of the Interest Period applicable thereto.

(d)         The Administrative Agent shall promptly notify the Borrower and the Lenders of the interest rate applicable to any Interest Period for Eurocurrency Rate Loans upon determination of such interest rate.  The determination of the Eurocurrency Rate by the Administrative Agent shall be conclusive in the absence of manifest error.

(e)         Anything in clauses (a) to (d) above to the contrary notwithstanding, after giving effect to all Term Borrowings and Revolving Credit Borrowings, all conversions of Term Loans and Revolving Credit Loans from one Type to the other, and all continuations of Term Loans and Revolving Credit Loans as the same Type, there shall not be more than fifteen (15) Interest Periods in effect at any time for all Borrowings of Eurocurrency Rate Loans.

(f)         Notwithstanding the foregoing or anything in this Agreement to the contrary, the Term Loans shall at all times be Eurocurrency Rate Loans prior to the Closing Date and may not be converted to Base Rate Loans until the Closing Date has occurred.

Section 2.03         Letters of Credit

(a)          The Letter of Credit Commitments.

(i)          Subject to the terms and conditions set forth herein, (1) each L/C Issuer agrees, in reliance upon the agreements of the other Revolving Credit Lenders set forth in this Section 2.03, (x) from time to time on any Business Day during the Availability Period for the Revolving Credit Facility, to issue Letters of Credit denominated in Dollars for the account of the Borrower (provided that any Letter of Credit may be for the benefit of any Subsidiary of the Borrower) and to amend or renew Letters of Credit previously issued by it, in accordance with Section 2.03(b), and (y) to honor drafts under the Letters of Credit and (2) the Revolving Credit Lenders severally agree to participate in Letters of Credit issued pursuant to this Section 2.03; provided that no L/C Issuer shall be obligated to make any L/C Credit Extension with respect to any Letter of Credit, and, except in the case of the following clause (w), no Lender shall be obligated to participate in any Letter of Credit if immediately after giving effect to such L/C Credit Extension, (w) the aggregate L/C Exposure in respect of Letters of Credit issued by such L/C Issuer would exceed such L/C Issuer’s L/C Issuer Sublimit, (x) the aggregate L/C Exposure would exceed the Letter of Credit Sublimit or (y) the Revolving Credit Exposure of any Lender would exceed such Lender’s Revolving Credit Commitment.  Within the foregoing limits, and subject to the terms and conditions hereof, the Borrower’s ability to obtain Letters of Credit shall be fully revolving, and accordingly the Borrower may, during the foregoing period, obtain Letters of Credit to replace Letters of Credit that have expired or that have been drawn upon and reimbursed.

(ii)         An L/C Issuer shall be under no obligation to issue any Letter of Credit (and, in the case of clauses (B) and (C), shall not issue any Letter of Credit) if:

(A)        any order, judgment or decree of any Governmental Authority or arbitrator shall by its terms purport to enjoin or restrain such L/C Issuer from issuing such Letter of Credit, or any Law applicable to such L/C Issuer or any directive (whether or not having the force of law) from any Governmental Authority with jurisdiction over such L/C Issuer shall prohibit, or direct that such L/C Issuer refrain from, the issuance of letters of credit generally or such Letter of Credit in particular or shall impose upon such L/C Issuer with respect to such Letter of Credit any restriction, reserve or capital requirement (for which such L/C Issuer is not otherwise compensated hereunder) not in effect on the Closing Date, or shall impose upon such L/C Issuer any unreimbursed loss, cost or expense which was not applicable on the Closing Date (for which such L/C Issuer is not otherwise compensated hereunder);

(B)         subject to Section 2.03(b)(iii), the expiry date of such requested Letter of Credit would occur more than twelve months after the date of issuance or last renewal, unless the relevant L/C Issuer has approved such expiry date;

(C)        the expiry date of such requested Letter of Credit would occur after the Letter of Credit Expiration Date, unless the relevant L/C Issuer has approved such expiry date (it being understood that the participations of the Revolving Credit Lenders in any undrawn Letter of Credit shall in any event terminate on the Letter of Credit Expiration Date);

(D)         the issuance of such Letter of Credit would violate any Laws binding upon such L/C Issuer;

(E)        the Letter of Credit is to be denominated in a currency other than Dollars unless otherwise agreed by the applicable L/C Issuer and the Administrative Agent; or

(F)          the Letter of Credit is in an initial amount less than the Dollar Equivalent of $100,000.

(iii)        An L/C Issuer shall be under no obligation to amend any Letter of Credit if (A) such L/C Issuer would have no obligation at such time to issue such Letter of Credit in its amended form under the terms hereof, or (B) the beneficiary of such Letter of Credit does not accept the proposed amendment to such Letter of Credit.

(b)          Procedures for Issuance and Amendment of Letters of Credit; Auto Renewal Letters of Credit.

(i)          Each Letter of Credit shall be issued or amended, as the case may be, upon the request of the Borrower hand delivered or telecopied (or transmitted by electronic communication, if arrangements for doing so have been approved by the L/C Issuer) to the L/C Issuer (with a copy to the Administrative Agent) in the form of a Letter of Credit Application, appropriately completed and signed by a Responsible Officer of the Borrower.  Such Letter of Credit Application must be received by the relevant L/C Issuer and the Administrative Agent not later than 1:00 p.m., Local Time, at least three (3) Business Days prior to the proposed issuance date or date of amendment, as the case may be; or, in each case, such later date and time as the relevant L/C Issuer may agree in a particular instance in its sole discretion.  In the case of a request for an initial issuance of a Letter of Credit, such Letter of Credit Application shall specify in form and detail reasonably satisfactory to the relevant L/C Issuer:  (a) the proposed issuance date of the requested Letter of Credit (which shall be a Business Day); (b) the amount and currency thereof; (c) the expiry date thereof; (d) the name and address of the beneficiary thereof; (e) the documents to be presented by such beneficiary in case of any drawing thereunder; (f) the full text of any certificate to be presented by such beneficiary in case of any drawing thereunder; and (g) such other matters as the relevant L/C Issuer may reasonably request.  If requested by the L/C Issuer, the Borrower also shall submit a letter of credit application on the L/C Issuer’s standard form in connection with any request for a Letter of Credit.  In the case of a request for an amendment of any outstanding Letter of Credit, such Letter of Credit Application shall specify in form and detail reasonably satisfactory to the relevant L/C Issuer (1) the Letter of Credit to be amended; (2) the proposed date of amendment thereof (which shall be a Business Day); (3) the nature of the proposed amendment; and (4) such other matters as the relevant L/C Issuer may reasonably request.

(ii)       Promptly after receipt of any Letter of Credit Application, the relevant L/C Issuer will confirm with the Administrative Agent (by telephone or in writing) that the Administrative Agent has received a copy of such Letter of Credit Application from the Borrower and, if not, such L/C Issuer will provide the Administrative Agent with a copy thereof.  Upon receipt by the relevant L/C Issuer of confirmation from the Administrative Agent that the requested issuance or amendment is permitted in accordance with the terms hereof, then, subject to the terms and conditions hereof, such L/C Issuer shall, on the requested date, issue a Letter of Credit for the account of the Borrower or enter into the applicable amendment, as the case may be.  Immediately upon the issuance of each Letter of Credit, each Revolving Credit Lender shall be deemed to, and hereby irrevocably and unconditionally agrees to, acquire from the relevant L/C Issuer a risk participation in such Letter of Credit in an amount equal to the product of such Revolving Credit Lender’s Applicable Percentage times the amount of such Letter of Credit.

(iii)       With respect to standby Letters of Credit only, if the Borrower so requests in any applicable Letter of Credit Application, the relevant L/C Issuer shall agree to issue a Letter of Credit that has automatic renewal provisions (each, an “Auto-Renewal Letter of Credit”); provided that any such Auto-Renewal Letter of Credit must permit the relevant L/C Issuer to prevent any such renewal at least once in each twelve-month period (commencing with the date of issuance of such Letter of Credit) by giving prior notice to the beneficiary thereof not later than a day (the “Nonrenewal Notice Date”) in each such twelve-month period to be agreed upon at the time such Letter of Credit is issued.  Unless otherwise directed by the relevant L/C Issuer, the Borrower shall not be required to make a specific request to the relevant L/C Issuer for any such renewal.  Once an Auto-Renewal Letter of Credit has been issued, the applicable Lenders shall be deemed to have authorized (but may not require) the relevant L/C Issuer to permit the renewal of such Letter of Credit at any time to an expiry date not later than the Letter of Credit Expiration Date; provided that the relevant L/C Issuer shall not permit any such renewal if (A) the relevant L/C Issuer has determined that it would have no obligation at such time to issue such Letter of Credit in its renewed form under the terms hereof (by reason of the provisions of Section 2.03(a)(ii) or otherwise), or (B) it has received notice (which may be by telephone, followed promptly in writing, or in writing) on or before the day that is five (5) Business Days before the Nonrenewal Notice Date from the Administrative Agent or any Revolving Credit Lender, as applicable, or the Borrower that one or more of the applicable conditions specified in Section 4.02 is not then satisfied.

(iv)        Promptly after its delivery of any Letter of Credit or any amendment to a Letter of Credit to an advising bank with respect thereto or to the beneficiary thereof, the relevant L/C Issuer will also deliver to the Borrower and the Administrative Agent a true and complete copy of such Letter of Credit or amendment.

(c)          Drawings and Reimbursements; Funding of Participations.

(i)          Upon receipt from the beneficiary of any Letter of Credit of any notice of a drawing under such Letter of Credit, the relevant L/C Issuer shall notify promptly the Borrower and the Administrative Agent thereof.  On the Business Day immediately following the Business Day on which the Borrower shall have received notice of any payment by an L/C Issuer under a Letter of Credit (or, if the Borrower shall have received such notice later than 1:00 p.m. on any Business Day, on the second succeeding Business Day) (such date of payment, an “Honor Date”), the Borrower shall reimburse such L/C Issuer through the Administrative Agent in Dollars in an amount equal to the Dollar Equivalent of such drawing using the Exchange Rate in relation to Dollars in effect on the Honor Date.  If the Borrower fails to so reimburse such L/C Issuer on the Honor Date (or if any such reimbursement payment is required to be refunded to the Borrower for any reason), then, in the case of each L/C Borrowing, the Administrative Agent shall promptly notify the applicable L/C Issuer and each Appropriate Lender of the Honor Date, the amount of the unreimbursed drawing in Dollars (the “Unreimbursed Amount”), and the amount of such Appropriate Lender’s Applicable Percentage thereof.  In the event that the Borrower does not reimburse the L/C Issuer on the Business Day following the date it receives notice of the Honor Date (or, if the Borrower shall have received such notice later than 1:00 p.m. on any Business Day, on the second succeeding Business Day), the Borrower shall be deemed to have requested a Revolving Credit Borrowing denominated in Dollars of Base Rate Loans to be disbursed on such date in an amount equal to the Unreimbursed Amount, without regard to the minimum and multiples specified in Section 2.02 for the principal amount of Base Rate Loans but subject to the amount of the unutilized portion of the Revolving Credit Commitments, and subject to the conditions set forth in Section 4.02 (other than the delivery of a Committed Loan Notice).  Any notice given by an L/C Issuer or the Administrative Agent pursuant to this Section 2.03(c)(i) may be given by telephone if immediately confirmed in writing; provided that the lack of such an immediate confirmation shall not affect the conclusiveness or binding effect of such notice.  For the avoidance of doubt, if any drawing occurs under a Letter of Credit and such drawing is not reimbursed on the same day, such drawing shall, without duplication, accrue interest at the rate applicable to Base Rate Loans under the Revolving Credit Facility until the date of reimbursement.

(ii)         Each Revolving Credit Lender (including any such Lender acting as an L/C Issuer) shall upon any notice pursuant to Section 2.03(c)(i) make funds available to the Administrative Agent in Dollars for the account of the relevant L/C Issuer at the Administrative Agent’s Office for payments in an amount equal to its Applicable Percentage of any Unreimbursed Amount in respect of a Letter of Credit not later than 1:00 p.m., New York City time, on the Business Day specified in such notice by the Administrative Agent, whereupon, subject to the provisions of Section 2.04(c)(iii), each Revolving Credit Lender that so makes funds available shall be deemed to have made a Base Rate Loan to the Borrower in such amount.  The Administrative Agent shall remit the funds so received to the relevant L/C Issuer.

(iii)        With respect to any Unreimbursed Amount in respect of a Letter of Credit that is not fully refinanced by a Revolving Credit Borrowing of Base Rate Loans because the conditions set forth in Section 4.02 cannot be satisfied or for any other reason, the Borrower shall be deemed to have incurred from the relevant L/C Issuer an L/C Borrowing in Dollars in the amount of the Unreimbursed Amount that is not so refinanced, which L/C Borrowing shall be due and payable on demand (together with interest) and shall bear interest at the Default Rate.  In such event, each Revolving Credit Lender’s payment to the Administrative Agent for the account of the relevant L/C Issuer pursuant to Section 2.03(c)(ii) shall be deemed payment in respect of its participation in such L/C Borrowing and shall constitute an L/C Advance from such Lender in satisfaction of its participation obligation under this Section 2.03.

(iv)        Until each Revolving Credit Lender funds its Revolving Credit Loan or L/C Advance pursuant to this Section 2.03(c) to reimburse the relevant L/C Issuer for any amount drawn under any Letter of Credit, interest in respect of such Revolving Credit Lender’s Applicable Percentage of such amount shall be solely for the account of the relevant L/C Issuer.

(v)        Each Revolving Credit Lender’s obligation to make Revolving Credit Loans or L/C Advances to reimburse an L/C Issuer for amounts drawn under Letters of Credit, as contemplated by this Section 2.03(c), shall be absolute and unconditional and shall not be affected by any circumstance, including (A) any setoff, counterclaim, recoupment, defense or other right which such Lender may have against the relevant L/C Issuer, a Borrower or any other Person for any reason whatsoever; (B) the occurrence or continuance of a Default; or (C) any other occurrence, event or condition, whether or not similar to any of the foregoing; provided that each Revolving Credit Lender’s obligation to make Revolving Credit Loans (but not L/C Advances) pursuant to this Section 2.03(c) is subject to the conditions set forth in Section 4.02 (other than delivery by the Borrower of a Committed Loan Notice).  No such making of an L/C Advance shall relieve or otherwise impair the obligation of the Borrower to reimburse the relevant L/C Issuer for the amount of any payment made by such L/C Issuer under any Letter of Credit, together with interest as provided herein.

(vi)       If any Revolving Credit Lender fails to make available to the Administrative Agent for the account of the relevant L/C Issuer any amount required to be paid by such Lender pursuant to the foregoing provisions of this Section 2.03(c) by the time specified in Section 2.03(c)(ii), such L/C Issuer shall be entitled to recover from such Lender (acting through the Administrative Agent), on demand, such amount with interest thereon for the period from the date such payment is required to the date on which such payment is immediately available to such L/C Issuer at the greater of the Federal Funds Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.  A certificate of the relevant L/C Issuer submitted to any Revolving Credit Lender (through the Administrative Agent) with respect to any amounts owing under this Section 2.03(c)(vi) shall be conclusive absent demonstrable error.

(vii)       If, at any time after an L/C Issuer has made a payment under any Letter of Credit and has received from any Revolving Credit Lender such Lender’s L/C Advance in respect of such payment in accordance with this Section 2.03(c), the Administrative Agent receives for the account of such L/C Issuer any payment in respect of the related Unreimbursed Amount or interest thereon (whether directly from the Borrower or otherwise, including proceeds of Cash Collateral applied thereto by the Administrative Agent), the Administrative Agent will distribute to each Revolving Credit Lender its Applicable Percentage thereof (appropriately adjusted, in the case of interest payments, to reflect the period of time during which such Lender’s L/C Advance was outstanding) in the same funds as those received by the Administrative Agent.

(viii)      If any payment received by the Administrative Agent for the account of an L/C Issuer pursuant to Section 2.03(c)(i) is required to be returned under any of the circumstances described in Section 10.06 (including pursuant to any settlement entered into by such L/C Issuer in its discretion), each Revolving Credit Lender shall pay to the Administrative Agent for the account of such L/C Issuer its Applicable Percentage thereof on demand of the Administrative Agent, plus interest thereon from the date of such demand to the date such amount is returned by such Lender, at a rate per annum equal to the Federal Funds Rate.

(d)         Obligations Absolute.  The obligation of the Borrower to reimburse the relevant L/C Issuer for each drawing under each Letter of Credit issued by it and to repay each L/C Borrowing shall be absolute, unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including the following:

(i)           any lack of validity or enforceability of such Letter of Credit, this Agreement, or any other agreement or instrument relating thereto;

(ii)         the existence of any claim, counterclaim, setoff, defense or other right that any Loan Party may have at any time against any beneficiary or any transferee of such Letter of Credit (or any Person for whom any such beneficiary or any such transferee may be acting), the relevant L/C Issuer or any other Person, whether in connection with this Agreement, the transactions contemplated hereby or by such Letter of Credit or any agreement or instrument relating thereto, or any unrelated transaction;

(iii)      any draft, demand, certificate or other document presented under such Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect; or any loss or delay in the transmission or otherwise of any document required in order to make a drawing under such Letter of Credit;

(iv)       any payment by the relevant L/C Issuer under such Letter of Credit against presentation of a draft or certificate that does not strictly comply with the terms of such Letter of Credit; or any payment made by the relevant L/C Issuer under such Letter of Credit to any Person purporting to be a trustee in bankruptcy, debtor-in-possession, assignee for the benefit of creditors, liquidator, receiver or other representative of or successor to any beneficiary or any transferee of such Letter of Credit, including any arising in connection with any proceeding under any Debtor Relief Law;

(v)        any exchange, release or nonperfection of any Collateral, or any release or amendment or waiver of or consent to departure from the Guaranty or any other guarantee, for all or any of the Secured Obligations of any Loan Party in respect of such Letter of Credit; or

(vi)        any other circumstance or happening whatsoever, whether or not similar to any of the foregoing, including any other circumstance that might otherwise constitute a defense available to, or a discharge of, any Loan Party;

provided that the foregoing shall not excuse any L/C Issuer from liability to the Borrower to the extent of any direct damages (as opposed to special, indirect, consequential or punitive damages, claims in respect of which are waived by the Borrower to the extent permitted by applicable Law) suffered by the Borrower that are caused by such L/C Issuer’s gross negligence or willful misconduct when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof.

(e)         Role of L/C Issuers.  Each Lender and the Borrower agree that, in paying any drawing under a Letter of Credit, the relevant L/C Issuer shall not have any responsibility to obtain any document (other than any sight draft, certificates and documents expressly required by the Letter of Credit) or to ascertain or inquire as to the validity or accuracy of any such document or the authority of the Person executing or delivering any such document.  None of the L/C Issuers, any Agent-Related Person nor any of the respective correspondents, participants or assignees of any L/C Issuer shall be liable to any Lender for (i) any action taken or omitted in connection herewith at the request or with the approval of the Required Lenders or the Required Revolving Credit Lenders, as applicable; (ii) any action taken or omitted in the absence of gross negligence or willful misconduct; or (iii) the due execution, effectiveness, validity or enforceability of any document or instrument related to any Letter of Credit or Letter of Credit Application.  The Borrower hereby assumes all risks of the acts or omissions of any beneficiary or transferee with respect to its use of any Letter of Credit; provided that this assumption is not intended to, and shall not, preclude the Borrower’s pursuing such rights and remedies as they may have against the beneficiary or transferee at law or under any other agreement.  None of the L/C Issuers, any Agent-Related Person, nor any of the respective correspondents, participants or assignees of any L/C Issuer, shall be liable or responsible for any of the matters described in clauses (i) through (iii) of this Section 2.03(e); provided that anything in such clauses to the contrary notwithstanding, the Borrower may have a claim against an L/C Issuer, and such L/C Issuer may be liable to the Borrower, to the extent, but only to the extent, of any direct, as opposed to consequential or exemplary, damages suffered by the Borrower caused by such L/C Issuer’s willful misconduct or gross negligence or such L/C Issuer’s willful or grossly negligent failure to pay under any Letter of Credit after the presentation to it by the beneficiary of a sight draft and certificate(s) strictly complying with the terms and conditions of a Letter of Credit.  In furtherance and not in limitation of the foregoing, each L/C Issuer may accept documents that appear on their face to be in order, without responsibility for further investigation, regardless of any notice or information to the contrary, and no L/C Issuer shall be responsible for the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign a Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, which may prove to be invalid or ineffective for any reason.

(f)         Cash Collateral.  (i) If any Event of Default occurs and is continuing and the Administrative Agent or the Required Revolving Credit Lenders or Required Lenders, as applicable, require the Borrower to Cash Collateralize the L/C Obligations pursuant to Section 8.02(a)(iii) or (ii) an Event of Default set forth under Section 8.01(f) (with respect to the Borrower) or (g) occurs and is continuing, then the Borrower shall Cash Collateralize the then Outstanding Amount of all L/C Obligations (in an amount equal to such Outstanding Amount plus any accrued or unpaid fees thereon determined as of the date such Cash Collateral is provided).  For purposes hereof, “Cash Collateralize” means to pledge and deposit with or deliver to the Administrative Agent, for the benefit of the relevant L/C Issuer and the Revolving Credit Lenders, as collateral for the L/C Obligations, cash or deposit account balances in the relevant currencies in an amount equal to the L/C Exposure (determined as of the date of such Event of Default) (“Cash Collateral”) pursuant to documentation in form and substance reasonably satisfactory to the Administrative Agent and the relevant L/C Issuer (which documents are hereby consented to by the Lenders).  Derivatives of such term have corresponding meanings.  The Borrower hereby grants to the Administrative Agent, for the benefit of the L/C Issuers and the Revolving Credit Lenders, a security interest in all such cash, deposit accounts and all balances therein and all proceeds of the foregoing.  The Administrative Agent shall have exclusive dominion and control, including the exclusive right of withdrawal, over such account.  Interest or profits, if any, on such investments shall accumulate in such account.  Cash Collateral shall be maintained in accounts satisfactory to the Administrative Agent, in the name of the Administrative Agent and for the benefit of the Revolving Credit Lenders and may be invested in readily available Cash Equivalents at its sole discretion.  If at any time the Administrative Agent determines that any funds held as Cash Collateral are subject to any right or claim of any Person other than the Administrative Agent (on behalf of the Secured Parties) or that the total amount of such funds is less than the L/C Exposure, the Borrower will, forthwith upon demand by the Administrative Agent, pay to the Administrative Agent, as additional funds to be deposited and held in the deposit accounts specified by the Administrative Agent, an amount equal to the excess of (a) such L/C Exposure over (b) the total amount of funds, if any, then held as Cash Collateral that the Administrative Agent reasonably determines to be free and clear of any such right and claim.  Upon the drawing of any Letter of Credit for which funds are on deposit as Cash Collateral, such funds shall be applied, to the extent permitted under applicable Law, to reimburse the relevant L/C Issuer.  To the extent the amount of any Cash Collateral exceeds the L/C Exposure plus costs incidental thereto and so long as no other Event of Default has occurred and is continuing, the excess shall be refunded to the Borrower.  If such Event of Default is cured or waived and no other Event of Default is then occurring and continuing, the amount of any Cash Collateral (including any accrued interest thereon) shall be refunded to the Borrower.

(g)         Letter of Credit Fees.  The Borrower shall pay to the Administrative Agent in Dollars for the account of each Revolving Credit Lender in accordance with its Applicable Percentage, a Letter of Credit fee for each Letter of Credit issued pursuant to this Agreement equal to the product of (i) Applicable Rate for Letter of Credit fees and (ii) the Dollar Equivalent of the daily maximum amount then available to be drawn under such Letter of Credit.  Such letter of credit fees shall be computed on a quarterly basis in arrears.  Such letter of credit fees shall be due and payable on the first Business Day after the end of each March, June, September and December, commencing with the first such date to occur after the issuance of such Letter of Credit, on the Letter of Credit Expiration Date and thereafter on demand.  If there is any change in the Applicable Rate during any quarter, the daily maximum amount of each Letter of Credit shall be computed and multiplied by the Applicable Rate separately for each period during such quarter that such Applicable Rate was in effect.

(h)         Fronting Fee and Documentary and Processing Charges Payable to L/C Issuers.  The Borrower shall pay directly to each L/C Issuer for its own account a fronting fee (a “Fronting Fee”) in Dollars with respect to each Letter of Credit issued by it equal to 0.125% per annum of the Dollar Equivalent of the daily maximum amount then available to be drawn under such Letter of Credit.  Such fronting fees shall be computed on a quarterly basis in arrears.  Such fronting fees shall be due and payable on the first Business Day after the end of each March, June, September and December, commencing with the first such date to occur after the issuance of such Letter of Credit, on the Letter of Credit Expiration Date and thereafter on demand.  In addition, the Borrower shall pay directly to each L/C Issuer for its own account the customary issuance, presentation, amendment and other processing fees, and other standard costs and charges, of such L/C Issuer relating to letters of credit as from time to time in effect.  Such customary fees and standard costs and charges are due and payable within ten (10) Business Days of demand and are nonrefundable.

(i)         Conflict with Letter of Credit Application.  Notwithstanding anything else to the contrary in any Letter of Credit Application, in the event of any conflict between the terms hereof and the terms of any Letter of Credit Application, the terms hereof shall control.

(j)         Addition of an L/C Issuer.  A Revolving Credit Lender (or any of its Subsidiaries or affiliates) may become an additional L/C Issuer hereunder pursuant to a written agreement among the Borrower, the Administrative Agent and such Revolving Credit Lender.  The Administrative Agent shall notify the Revolving Credit Lenders of any such additional L/C Issuer.

(k)         Applicability of ISP and UCP. Unless otherwise expressly agreed by the L/C Issuer and the Borrower when a Letter of Credit is issued (i) the rules of the ISP shall apply to each standby Letter of Credit, and (ii) the rules of the UCP shall apply to each commercial Letter of Credit.

Section 2.04         Swing Line Loans

(a)          The Swing Line.  Subject to the terms and conditions set forth herein, the Swing Line Lender agrees to make Swing Line Loans to the Borrower from time to time on any Business Day during the Availability Period for the Revolving Credit Facility in Dollars, notwithstanding the fact that such Swing Line Loans, when aggregated with the Revolving Credit Exposure of the Lender acting as Swing Line Lender, may exceed the amount of such Lender’s Revolving Credit Commitment; provided that after giving effect to any Swing Line Loan (x) the aggregate Outstanding Amount of the Revolving Credit Loans of any Lender, plus such Lender’s Applicable Percentage of the Outstanding Amount of all L/C Obligations, plus such Lender’s Applicable Percentage of the Outstanding Amount of all Swing Line Loans shall not exceed such Lender’s Revolving Credit Commitment then in effect and (y) the aggregate Outstanding Amount of Swing Line Loans shall not exceed the Swing Line Sublimit; provided, further, that the Borrower shall not use the proceeds of any Swing Line Loan to refinance any outstanding Swing Line Loan.  Within the foregoing limits, and subject to the other terms and conditions hereof, the Borrower may borrow under this Section 2.04, prepay under Section 2.05, and reborrow under this Section 2.04.  Each Swing Line Loan shall be a Base Rate Loan.  Immediately upon the making of a Swing Line Loan, each Revolving Credit Lender shall be deemed to, and hereby irrevocably and unconditionally agrees to, purchase from the Swing Line Lender a risk participation in such Swing Line Loan in an amount equal to the product of such Lender’s Applicable Percentage times the amount of such Swing Line Loan.

(b)          Borrowing Procedures.  Each Swing Line Borrowing shall be made upon the Borrower’s irrevocable notice to the Swing Line Lender, which may be given by telephone.  Each such notice must be received by the Swing Line Lender not later than 1:00 p.m., New York City time, on the requested borrowing date, and shall specify (i) the amount to be borrowed, which shall be a minimum of $500,000, and (ii) the requested borrowing date, which shall be a Business Day.  Each such telephonic notice must be confirmed promptly by delivery to the Swing Line Lender of a written Swing Line Loan Notice, appropriately completed and signed by a Responsible Officer of the Borrower.  Promptly after receipt by the Swing Line Lender of any telephonic Swing Line Loan Notice, the Swing Line Lender will, provided that all applicable conditions in Section 4.02 are satisfied, not later than 3:00 p.m., New York City time, on the borrowing date specified in such Swing Line Loan Notice, make the amount of its Swing Line Loan available to the Borrower.

(c)          Refinancing of Swing Line Loans.

(i)          The Swing Line Lender at any time in its sole and absolute discretion may request, on behalf of the Borrower (which hereby irrevocably authorizes the Swing Line Lender to so request on its behalf), that each Revolving Credit Lender make a Base Rate Loan in Dollars in an amount equal to such Lender’s Applicable Percentage of the amount of Swing Line Loans then outstanding.  Such request shall be made in writing (which written request shall be deemed to be a Committed Loan Notice for purposes hereof) and in accordance with the requirements of Section 2.02, without regard to the minimum and multiples specified therein for the principal amount of Base Rate Loans, but subject to the unutilized portion of the aggregate Revolving Credit Commitments and the conditions set forth in Section 4.02.  The Swing Line Lender shall furnish the Borrower with a copy of the applicable Committed Loan Notice promptly after delivering such notice to the Administrative Agent.  Each Revolving Credit Lender shall make an amount equal to its Applicable Percentage of the amount specified in such Committed Loan Notice available to the Administrative Agent in immediately available funds in Dollars for the account of the Swing Line Lender at the Administrative Agent’s Office for payments not later than 1:00 p.m. on the day specified in such Committed Loan Notice, whereupon, subject to Section 2.04(c)(ii), each Revolving Credit Lender that so makes funds available shall be deemed to have made a Base Rate Loan to the Borrower in such amount.  The Administrative Agent shall remit the funds so received to the Swing Line Lender.

(ii)       If for any reason any Swing Line Loan cannot be refinanced by such a Revolving Credit Borrowing in accordance with Section 2.04(c)(i), the request for Base Rate Loans submitted by the Swing Line Lender as set forth herein shall be deemed to be a request by the Swing Line Lender that each of the Revolving Credit Lenders fund its risk participation in the relevant Swing Line Loan in Dollars and each Revolving Credit Lender’s payment to the Administrative Agent for the account of the Swing Line Lender pursuant to Section 2.04(c)(i) shall be deemed payment in respect of such participation.

(iii)       If any Revolving Credit Lender fails to make available to the Administrative Agent for the account of the Swing Line Lender any amount required to be paid by such Lender pursuant to the foregoing provisions of this Section 2.04(c) by the time specified in Section 2.04(c)(i), the Swing Line Lender shall be entitled to recover from such Lender (acting through the Administrative Agent), on demand, such amount with interest thereon for the period from the date such payment is required to the date on which such payment is immediately available to the Swing Line Lender at the greater of the Federal Funds Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.  A certificate of the Swing Line Lender submitted to any Lender (through the Administrative Agent) with respect to any amounts owing under this clause (iii) shall be conclusive absent demonstrable error.

(iv)        Each Revolving Credit Lender’s obligation to make Revolving Credit Loans or to purchase and fund risk participations in Swing Line Loans pursuant to this Section 2.04(c) shall be absolute and unconditional and shall not be affected by any circumstance, including (A) any setoff, counterclaim, recoupment, defense or other right which such Lender may have against the Swing Line Lender, the Borrower or any other Person for any reason whatsoever, (B) the occurrence or continuance of a Default, or (C) any other occurrence, event or condition, whether or not similar to any of the foregoing; provided that each Revolving Credit Lender’s obligation to make Revolving Credit Loans (but not to purchase and fund risk participations in Swing Line Loans) pursuant to this Section 2.04(c) is subject to the conditions set forth in Section 4.02.  No such funding of risk participations shall relieve or otherwise impair the obligation of the Borrower to repay Swing Line Loans, together with interest as provided herein.

(d)          Repayment of Participations.

(i)          At any time after any Revolving Credit Lender has purchased and funded a risk participation in a Swing Line Loan, if the Swing Line Lender receives any payment on account of such Swing Line Loan, the Swing Line Lender will distribute to such Lender its Applicable Percentage of such payment (appropriately adjusted, in the case of interest payments, to reflect the period of time during which such Lender’s risk participation was funded) in the same funds as those received by the Swing Line Lender.

(ii)         If any payment received by the Swing Line Lender in respect of principal or interest on any Swing Line Loan is required to be returned by the Swing Line Lender under any of the circumstances described in Section 10.06 (including pursuant to any settlement entered into by the Swing Line Lender in its discretion), each Revolving Credit Lender shall pay to the Swing Line Lender its Applicable Percentage thereof on demand of the Administrative Agent, plus interest thereon from the date of such demand to the date such amount is returned, at a rate per annum equal to the Federal Funds Rate.  The Administrative Agent will make such demand upon the request of the Swing Line Lender.

(e)         Interest for Account of Swing Line Lender.  The Swing Line Lender shall be responsible for invoicing the Borrower for interest on the Swing Line Loans.  Until each Revolving Credit Lender funds its Base Rate Loan or risk participation pursuant to this Section 2.04 to refinance such Lender’s Applicable Percentage of any Swing Line Loan, interest in respect of such Applicable Percentage shall be solely for the account of the Swing Line Lender.

(f)          Payments Directly to Swing Line Lender.  The Borrower shall make all payments of principal and interest in respect of the Swing Line Loans directly to the Swing Line Lender.

Section 2.05         Prepayments.

(a)         Optional Prepayments.  (i)  The Borrower may, upon notice to the Administrative Agent by the Borrower, at any time or from time to time voluntarily prepay any Borrowing of any Class in whole or in part without premium or penalty (except as set forth in Section 2.05(a)(iv)); provided that (1) such notice must be received by the Administrative Agent not later than 1:00 p.m., New York City time (A) three (3) Business Days prior to any date of prepayment of Eurocurrency Rate Loans (or, in the case of a Eurocurrency Rate Loan denominated in any currency other than Dollars, not later than 1:00 p.m., Local Time, three (3) Business Days before any date of prepayment) and (B) on the date of prepayment of Base Rate Loans and (2) any prepayment of Eurocurrency Rate Loans shall be in a principal amount of the Borrowing Minimum or a whole multiple of the Borrowing Multiple in excess thereof, in each case, the entire principal amount thereof then outstanding.  Each such notice shall specify the date and amount of such prepayment and the Class(es) and Type(s) of Loans to be prepaid.  The Administrative Agent will promptly notify each Appropriate Lender of its receipt of each such notice, and of the amount of such Lender’s Applicable Percentage of such prepayment.  If such notice is given by the Borrower, the Borrower shall make such prepayment and the payment amount specified in such notice shall be due and payable on the date specified therein.  Any prepayment of a Eurocurrency Rate Loan shall be accompanied by all accrued interest thereon, together with any additional amounts required pursuant to Section 3.04.  Each prepayment of the Loans pursuant to this Section 2.05(a) shall be applied (x) prior to the Conversion Date, to reduce the principal amount of the Term Loans to be repaid on the Maturity Date and (y) after the Conversion Date, to the installments thereof as directed by the Borrower (it being understood and agreed that if the Borrower does not so direct at the time of such prepayment, such prepayment shall be applied against the scheduled repayments of Term Loans of the relevant Class under Section 2.07 in direct order of maturity) and shall be paid to the Appropriate Lenders in accordance with their respective Applicable Percentages.

(ii)         The Borrower may, upon notice to the Swing Line Lender (with a copy to the Administrative Agent), at any time or from time to time, voluntarily prepay Swing Line Loans in whole or in part without premium or penalty; provided that (1) such notice must be received by the Swing Line Lender and the Administrative Agent not later than 1:00 p.m., New York City time, on the date of the prepayment and (2) any such prepayment shall be in a minimum principal amount of $500,000 or the entire principal amount thereof then outstanding.  Each such notice shall specify the date and amount of such prepayment.  If such notice is given by the Borrower, the Borrower shall make such prepayment and the payment amount specified in such notice shall be due and payable on the date specified therein.

(iii)      Notwithstanding anything to the contrary contained in this Agreement, the Borrower may rescind any notice of prepayment under Section 2.05(a) if such notice of prepayment states that such prepayment is conditioned upon the effectiveness of an Investment, Change of Control, the effectiveness of other credit facilities, acquisition, debt or equity offering, and such condition is not satisfied.

(iv)      In the event that the Borrower (x) makes any prepayment of any Class of Initial Term Loans in connection with any Repricing Transaction or (y) effects any amendment of this Agreement resulting in a Repricing Transaction with respect to any Class of Initial Term Loans, in each case prior to the six (6) month anniversary of the Closing Date, the Borrower shall pay a premium in an amount equal to 1.0% of (A) in the case of clause (x), the amount of such Initial Term Loans being prepaid or (B) in the case of clause (y), the aggregate amount of the applicable Initial Term Loans outstanding immediately prior to such amendment, in each case to the Administrative Agent, for the ratable account of each of the applicable Initial Term Lenders.

(b)          Mandatory Prepayments.

(i)           [Reserved].

(ii)         (A) Subject to Section 2.05(b)(ii)(B), and any Customary Intercreditor Agreement, if following the Closing Date (x) the Borrower or any Restricted Subsidiary consummates any non-ordinary course sale, transfer or other disposition of property or assets permitted by Section 7.05(a)(ii), or (y) any Casualty Event occurs, which in the aggregate results in the realization or receipt by the Borrower or such Restricted Subsidiary of Net Available Cash in excess of (x) prior to the Conversion Date, $100.0 million and (y) after the Conversion Date, the greater of $100.0 million and 3.5% of LTM EBITDA in the case of each of, a single Asset Disposition or Casualty Event or series of related Asset Dispositions or Casualty Events, the Borrower shall make a prepayment, in accordance with Section 2.05(b)(ii)(C), of an aggregate principal amount of Term Loans equal to 100% of such Net Available Cash (the “Applicable Proceeds”) realized or received; provided that no such prepayment shall be required pursuant to this Section 2.05(b)(ii)(A) (I) with respect to such portion of such Net Available Cash that the Borrower intends to reinvest in accordance with Section 2.05(b)(ii)(B), (II) until the aggregate amount of Net Available Cash is reinvested in accordance with Section 2.05(b)(ii)(B) within the time periods set forth therein or (III) with respect to such portion of such Net Available Cash that is used to repay Other Applicable Indebtedness as permitted under Section 2.05(b)(ii)(C).

(B)         With respect to any Net Available Cash realized or received with respect to any Asset Disposition (other than any Asset Disposition specifically excluded from the application of Section 2.05(b)(ii)(A)) or any Casualty Event, at the option of the Borrower, the Borrower may reinvest (including capital expenditures) an amount equal to all or any portion of such Net Available Cash (i) in Additional Assets (including by means of an investment in Additional Assets by a Restricted Subsidiary) or (ii) in any one or more businesses (provided that any such business will be a Restricted Subsidiary), properties or assets that replace the businesses, properties and/or assets that are the subject of such Asset Disposition (provided, that the assets (including Capital Stock) acquired with the Net Available Cash of a disposition of Collateral are pledged as Collateral to the extent required under the Collateral Documents), with any such investment made by way of a capital or other lease valued at the present value of the minimum amount of payments under such lease (as reasonably determined by the Borrower) within (x) twelve (12) months following receipt of such Net Available Cash or (y) if the Borrower or its Restricted Subsidiaries enter into a legally binding commitment to reinvest such Net Available Cash within twelve (12) months following receipt thereof, one hundred eighty (180) days after the twelve (12) month period that follows receipt of such Net Available Cash; provided that  if any Net Available Cash is not so reinvested by the deadline specified in clause (x) or (y) above, as applicable, or if any such Net Available Cash are no longer intended to be or cannot be so reinvested at any time after delivery of a notice of reinvestment election, an amount equal to 100% of any such Net Available Cash shall be applied, in accordance with Section 2.05(b)(ii)(C), to the prepayment of the Term Loans as set forth in this Section 2.05.

(C)        On each occasion that the Borrower must make a prepayment of the Term Loans pursuant to this Section 2.05(b)(ii), the Borrower shall, within five (5) Business Days after the date of realization or receipt of such Net Available Cash in the minimum amount specified above (or, in the case of prepayments required pursuant to Section 2.05(b)(ii)(B), within five (5) Business Days of the deadline specified in clause (x) or (y) thereof, as applicable, or of the date the Borrower reasonably determines that such Net Available Cash is no longer intended to be or cannot be so reinvested, as the case may be), make a prepayment, in accordance with Section 2.05(b)(v) below, of the principal amount of Term Loans in an amount equal to 100% of such Net Available Cash realized or received; provided, further, that with respect to any prepayment required by Section 2.05(b)(ii)(A), the Borrower may use a portion of such Net Available Cash to prepay or repurchase Indebtedness secured by the Collateral on a pari passu basis with the Liens securing the Secured Obligations (the “Other Applicable Indebtedness”) to the extent required pursuant to the terms of the documentation governing such Other Applicable Indebtedness, in which case, the amount of prepayment required to be made with respect to such Net Available Cash pursuant to this Section 2.05(b)(ii)(C) shall be deemed to be the amount equal to the product of (x) the amount of such Net Available Cash required to be repaid by (y) a fraction, the numerator of which is the outstanding principal amount of Term Loans required to be prepaid pursuant to this Section 2.05(b)(ii)(C) and the denominator of which is the sum of the outstanding principal amount of such Other Applicable Indebtedness required to be prepaid pursuant to the terms of the documents governing such Other Applicable Indebtedness and the outstanding principal amount of Term Loans required to be prepaid pursuant to this paragraph (for the avoidance of doubt, amounts described in this clause (y) in the calculation of such fraction shall be deemed to refer to then outstanding principal amount of such Indebtedness subject to such prepayment requirement, prior to giving effect to any reduction in the amount thereof as the result of such prepayment).

(iii)        If, following the Closing Date, the Borrower or any Restricted Subsidiary incurs or issues any (A) Refinancing Term Loans, (B) Refinancing Indebtedness with respect to Indebtedness permitted pursuant to Section 7.03(b)(i) or (C) Indebtedness not expressly permitted to be incurred or issued pursuant to Section 7.03, the Borrower shall cause to be prepaid an aggregate principal amount of Term Loans equal to 100.0% of all Net Available Cash received therefrom on or prior to the date which is five (5) Business Days after the receipt of such Net Available Cash.  If the Borrower obtains any Refinancing Revolving Credit Commitments, the Borrower shall, concurrently with the receipt thereof, terminate Revolving Credit Commitments in an equivalent amount pursuant to Section 2.06.

(iv)        Each prepayment of Term Loans pursuant to this Section 2.05(b) shall be applied on a pro rata basis to each Class of Term Loans and within each Class of Term Loans, (x) prior to the Conversion Date, to reduce the principal amount of the Term Loans to be repaid on the Maturity Date and (y) after the Conversion Date, first, to the installments thereof pro rata in direct order of maturity for the next four scheduled payments pursuant to Section 2.07(a) following the applicable prepayment event and, second, to the remaining installments thereof pro rata; provided that any mandatory prepayment pursuant to Section 2.05 shall be applied on a pro rata basis to each Class of Initial Term Loans and, except to the extent a lesser prepayment is required pursuant to the applicable Incremental Facility Amendment or Extension Offer with respect to any applicable Class of Incremental Term Loans or Extended Term Loans, any Incremental Term Loans and Extended Term Loans.  Each such prepayment of any Class of Term Loans shall be paid to the Lenders in accordance with their respective Applicable Percentages subject to clause (v) of this Section 2.05(b).

(v)          The Borrower shall notify the Administrative Agent in writing of any mandatory prepayment of Term Loans required to be made pursuant to clauses (i), (ii), and (iii) of this Section 2.05(b) prior to 1:00 p.m. at least one (1) Business Day prior to the date of such prepayment.  Each such notice shall specify the date of such prepayment and provide a reasonably detailed calculation of the amount of such prepayment.  The Administrative Agent will promptly notify each Appropriate Lender of the contents of the Borrower’s prepayment notice and of such Appropriate Lender’s Applicable Percentage of the prepayment with respect to any Class of Term Loans.  Each Appropriate Lender may reject all or a portion of its Applicable Percentage of any mandatory prepayment (such declined amounts, the “Declined Proceeds”) of Term Loans required to be made pursuant to clauses (i) or (ii) of this Section 2.05(b) by providing written notice (each, a “Rejection Notice”) to the Administrative Agent and the Borrower no later than 5:00 p.m. three (3) Business Days after the date of such Lender’s receipt of notice from the Administrative Agent regarding such prepayment.  Each Rejection Notice from a given Lender shall specify the principal amount of the mandatory prepayment of Term Loans to be rejected by such Lender.  If a Lender fails to deliver a Rejection Notice to the Administrative Agent within the time frame specified above or such Rejection Notice fails to specify the principal amount of the Term Loans to be rejected, any such failure will be deemed an acceptance of the total amount of such mandatory repayment of Term Loans.  Any Declined Proceeds shall be retained by the Borrower (“Retained Declined Proceeds”).

(vi)       Notwithstanding any other provision of this Section 2.05(b), (i) to the extent that any or all of the Net Available Cash of any Asset Disposition by a Restricted Subsidiary otherwise giving rise to a prepayment pursuant to Section 2.05(b)(ii) (a “Restricted Disposition”) or the Net Available Cash of any Casualty Event of a Restricted Subsidiary (a “Restricted Casualty Event”) would be prohibited or delayed by applicable local law from being distributed or otherwise transferred to the Borrower, the Borrower shall not be required to make a prepayment at the time provided in Section 2.05(b)(ii), for so long, but only so long, as the applicable local law will not permit such distribution or transfer (the Borrower hereby agreeing to cause the applicable Restricted Subsidiary to promptly take reasonable actions (as determined in the Company’s reasonable business judgment) available under the applicable local law to permit such repatriation), and once distribution or transfer of any of such affected Net Available Cash is permitted under the applicable local law, the amount of such Net Available Cash permitted to be distributed or transferred (net of additional Taxes payable or reserved against as a result thereof) will be promptly (and in any event not later than five (5) Business Days after such distribution or transfer is permitted (net of additional Taxes payable or reserved against as a result thereof)) taken into account in measuring the Borrower’s obligation to repay the Term Loans pursuant to this Section 2.05(b) to the extent provided herein, (ii) to the extent that the Borrower has determined in good faith that repatriation of any or all of the Net Available Cash of any Restricted Disposition or any Restricted Casualty Event would have (x) an adverse Tax consequence that is not de minimis or (y) would be material constituent document restrictions (as a result of minority ownership by third parties) and other material agreements (so long as any prohibition is not created in contemplation of such prepayment), the amount of the Net Available Cash so affected shall not be taken into account in measuring the Borrower’s obligation to repay Term Loans pursuant to this Section 2.05(b). Notwithstanding the foregoing,  (x) the Borrower and its Restricted Subsidiaries will undertake to use reasonable efforts (as determined in the Company’s reasonable business judgment) for one year to overcome or eliminate any such restrictions (subject to the considerations above and as determined in the Borrower’s reasonable business judgment) to make the relevant prepayment and (y) any prepayments required after application of the above provision shall be net of any costs, expenses or Taxes (other than any Taxes already taken into account in the definition of Net Available Cash) incurred by the Borrower or any of its Affiliates and arising as a result of compliance with immediately preceding clause (x).

(vii)         If for any reason the aggregate Revolving Credit Exposures of all Lenders at any time exceeds the aggregate Revolving Credit Commitments then in effect (including, for the avoidance of doubt, as a result of currency fluctuations or the termination of such Revolving Credit Commitments on the Maturity Date with respect thereto), the Borrower shall promptly prepay or cause to be promptly prepaid Revolving Credit Loans and/or Cash Collateralize the L/C Obligations in an aggregate amount equal to such excess; provided that the Borrower shall not be required to Cash Collateralize the L/C Obligations pursuant to this Section 2.05(b)(vii) unless after the prepayment in full of the Revolving Credit Loans, the aggregate Revolving Credit Exposures exceed the aggregate Revolving Credit Commitments.

(c)          Interest, Funding Losses, Etc.  All prepayments under this Section 2.05 shall be accompanied by all accrued interest thereon in the currency in which such Loan is denominated, together with, in the case of any such prepayment of a Eurocurrency Rate Loan on a date other than the last day of an Interest Period therefor, any amounts owing in respect of such Eurocurrency Rate Loan pursuant to Section 3.04.

Notwithstanding any of the other provisions of this Section 2.05, so long as no Event of Default shall have occurred and be continuing, if any prepayment of Eurocurrency Rate Loans is required to be made under this Section 2.05, prior to the last day of the Interest Period therefor, in lieu of making any payment pursuant to this Section 2.05 in respect of any such Eurocurrency Rate Loan prior to the last day of the Interest Period therefor, the Borrower may, in its sole discretion, deposit with the Administrative Agent in the currency in which such Loan is denominated the amount of any such prepayment otherwise required to be made hereunder until the last day of such Interest Period, at which time the Administrative Agent shall be authorized (without any further action by or notice to or from the Borrower or any other Loan Party) to apply such amount to the prepayment of such Loans in accordance with this Section 2.05.  Such deposit shall constitute cash collateral for the Eurocurrency Rate Loans to be so prepaid, provided that the Borrower may at any time direct that such deposit be applied to make the applicable payment required pursuant to this Section 2.05.

(d)          Discounted Voluntary Prepayments.

(i)          Notwithstanding anything to the contrary set forth in this Agreement (including Section 2.13) or any other Loan Document, the Borrower shall have the right at any time and from time to time to prepay one or more Classes of Term Loans to the Lenders at a discount to the par value of such Loans and on a non pro rata basis (each, a “Discounted Voluntary Prepayment”) pursuant to the procedures described in this Section 2.05(d), provided that (A) no proceeds from Revolving Credit Loans shall be used to consummate any such Discounted Voluntary Prepayment, (B) any Discounted Voluntary Prepayment shall be offered to all Term Lenders of such Class on a pro rata basis, (C) [reserved] and (D) the Borrower shall deliver to the Administrative Agent, together with each Discounted Prepayment Option Notice, a certificate of a Responsible Officer of the Borrower (1) stating that no Event of Default under Section 8.01(a) or under Section 8.01(f) or (g) (in each case, with respect to the Borrower) has occurred and is continuing or would result from the Discounted Voluntary Prepayment, (2) stating that each of the conditions to such Discounted Voluntary Prepayment contained in this Section 2.05(d) has been satisfied and (3) specifying the aggregate principal amount of Term Loans of any Class offered to be prepaid pursuant to such Discounted Voluntary Prepayment.

(ii)        To the extent the Borrower seeks to make a Discounted Voluntary Prepayment, the Borrower will provide written notice to the Administrative Agent substantially in the form of Exhibit H hereto (each, a “Discounted Prepayment Option Notice”) that the Borrower desires to prepay Term Loans of one or more specified Classes in an aggregate principal amount specified therein by the Borrower (each, a “Proposed Discounted Prepayment Amount”), in each case at a discount to the par value of such Loans as specified below.  The Proposed Discounted Prepayment Amount of any Loans shall not be less than $5.0 million.  The Discounted Prepayment Option Notice shall further specify with respect to the proposed Discounted Voluntary Prepayment (A) the Proposed Discounted Prepayment Amount for Loans to be prepaid, (B) a discount range (which may be a single percentage) selected by the Borrower with respect to such proposed Discounted Voluntary Prepayment equal to a percentage of par of the principal amount of the Loans to be prepaid (the “Discount Range”), and (C) the date by which Lenders are required to indicate their election to participate in such proposed Discounted Voluntary Prepayment, which shall be at least five Business Days from and including the date of the Discounted Prepayment Option Notice (the “Acceptance Date”).

(iii)        Upon receipt of a Discounted Prepayment Option Notice, the Administrative Agent shall promptly notify each applicable Lender thereof.  On or prior to the Acceptance Date, each such Lender may specify by written notice substantially in the form of Exhibit I hereto (each, a “Lender Participation Notice”) to the Administrative Agent (A) a maximum discount to par (the “Acceptable Discount”) within the Discount Range (for example, a Lender specifying a discount to par of 20.0% would accept a purchase price of 80.0% of the par value of the Loans to be prepaid) and (B) a maximum principal amount (subject to rounding requirements specified by the Administrative Agent) of the Term Loans to be prepaid held by such Lender with respect to which such Lender is willing to permit a Discounted Voluntary Prepayment at the Acceptable Discount (“Offered Loans”).  Based on the Acceptable Discounts and principal amounts of the Term Loans to be prepaid specified by the Lenders in the applicable Lender Participation Notice, the Administrative Agent, in consultation with the Borrower, shall determine the applicable discount for such Term Loans to be prepaid (the “Applicable Discount”), which Applicable Discount shall be (A) the percentage specified by the Borrower if the Borrower has selected a single percentage pursuant to Section 2.05(d)(ii) for the Discounted Voluntary Prepayment or (B) otherwise, the highest Acceptable Discount at which the Borrower can pay the Proposed Discounted Prepayment Amount in full (determined by adding the Outstanding Amount of Offered Loans commencing with the Offered Loans with the highest Acceptable Discount); provided, however, that in the event that such Proposed Discounted Prepayment Amount cannot be repaid in full at any Acceptable Discount, the Applicable Discount shall be the lowest Acceptable Discount specified by the Lenders that is within the Discount Range.  The Applicable Discount shall be applicable for all Lenders who have offered to participate in the Discounted Voluntary Prepayment and have Qualifying Loans.  Any Lender with outstanding Term Loans to be prepaid whose Lender Participation Notice is not received by the Administrative Agent by the Acceptance Date shall be deemed to have declined to accept a Discounted Voluntary Prepayment of any of its Loans at any discount to their par value within the Applicable Discount.

(iv)         The Borrower shall make a Discounted Voluntary Prepayment by prepaying those Term Loans to be prepaid (or the respective portions thereof) offered by the Lenders (“Qualifying Lenders”) that specify an Acceptable Discount that is equal to or greater than the Applicable Discount (“Qualifying Loans”) at the Applicable Discount, provided that if the aggregate proceeds required to prepay all Qualifying Loans (disregarding any interest payable at such time) would exceed the amount of aggregate proceeds required to prepay the Proposed Discounted Prepayment Amount, such amounts in each case calculated by applying the Applicable Discount, the Borrower shall prepay such Qualifying Loans ratably among the Qualifying Lenders based on their respective principal amounts of such Qualifying Loans (subject to rounding requirements specified by the Administrative Agent).  If the aggregate proceeds required to prepay all Qualifying Loans (disregarding any interest payable at such time) would be less than the amount of aggregate proceeds required to prepay the Proposed Discounted Prepayment Amount, such amounts in each case calculated by applying the Applicable Discount, the Borrower shall prepay all Qualifying Loans.

(v)         Each Discounted Voluntary Prepayment shall be made within five (5) Business Days of the Acceptance Date (or such later date as the Administrative Agent shall reasonably agree, given the time required to calculate the Applicable Discount and determine the amount and holders of Qualifying Loans), without premium or penalty (but subject to Section 3.04), upon irrevocable notice substantially in the form of Exhibit J hereto (each a “Discounted Voluntary Prepayment Notice”), delivered to the Administrative Agent no later than 1:00 p.m., New York City time, three (3) Business Days prior to the date of such Discounted Voluntary Prepayment, which notice shall specify the date and amount of the Discounted Voluntary Prepayment and the Applicable Discount determined by the Administrative Agent.  Upon receipt of any Discounted Voluntary Prepayment Notice, the Administrative Agent shall promptly notify each relevant Lender thereof.  If any Discounted Voluntary Prepayment Notice is given, the amount specified in such notice shall be due and payable to the applicable Lenders, subject to the Applicable Discount on the applicable Loans, on the date specified therein together with accrued interest (on the par principal amount) to but not including such date on the amount prepaid.  The par principal amount of each Discounted Voluntary Prepayment of a Term Loan shall be applied ratably to reduce the remaining installments of such Class of Term Loans (as applicable).

(vi)        To the extent not expressly provided for herein, each Discounted Voluntary Prepayment shall be consummated pursuant to procedures (including as to timing, rounding, minimum amounts, Type and Interest Periods and calculation of Applicable Discount in accordance with Section 2.05(d)(ii) above) established by the Administrative Agent and the Borrower, each acting reasonably.

(vii)       Prior to the delivery of a Discounted Voluntary Prepayment Notice, (A) upon written notice to the Administrative Agent, the Borrower may withdraw or modify its offer to make a Discounted Voluntary Prepayment pursuant to any Discounted Prepayment Option Notice and (B) no Lender may withdraw its offer to participate in a Discounted Voluntary Prepayment pursuant to any Lender Participation Notice unless the terms of such proposed Discounted Voluntary Prepayment have been modified by the Borrower after the date of such Lender Participation Notice.

(viii)       Nothing in this Section 2.05(d) shall require the Borrower to undertake any Discounted Voluntary Prepayment.

Section 2.06          Termination or Reduction of Commitments.

(a)        Optional.  The Borrower may at any time, without premium or penalty, upon written notice to the Administrative Agent, terminate the unused Commitments of any Class, or from time to time permanently reduce the unused Commitments of any Class; provided, that (i) any such notice shall be received by the Administrative Agent three (3) Business Days prior to the date of termination or reduction, (ii) any such partial reduction shall be in an aggregate amount that is an integral multiple of $1.0 million and not less than $1.0 million and (iii) the Borrower shall not terminate or reduce any Class of Revolving Credit Commitments if, after giving effect to any concurrent repayment of the Revolving Credit Loans and Swing Line Loans of such Class, the aggregate Revolving Credit Exposure of all Lenders in respect of the Revolving Credit Facility (excluding the portion of such Class of Revolving Credit Exposures attributable to outstanding Letters of Credit if and to the extent that the Borrower has made arrangements satisfactory to the Administrative Agent and the applicable L/C Issuer with respect to such Letters of Credit and such L/C Issuer has released the Revolving Credit Lenders from their participation obligations with respect to such Letters of Credit) would exceed the aggregate Revolving Credit Commitments.  The amount of any such Commitment reduction shall not be applied to the Letter of Credit Sublimit or the Swing Line Sublimit unless, after giving effect to any reduction of the Commitments, the Letter of Credit Sublimit or the Swing Line Sublimit exceeds the amount of the Revolving Credit Facility, in which case such sublimit shall be automatically reduced by the amount of such excess.  Notwithstanding the foregoing, the Borrower may rescind or postpone any notice of termination of the Commitments if such termination would have resulted from a refinancing, which refinancing shall not be consummated or otherwise shall be delayed.

(b)        Mandatory.  The Initial Term Commitment of each Term Lender shall be automatically and permanently reduced to $0 upon the making of such Initial Term Lender’s Term Loans pursuant to Section 2.01(a).  The Revolving Credit Commitments shall terminate on the Maturity Date therefor.  The Extended Revolving Credit Commitments shall terminate on the respective maturity dates applicable thereto.

(c)        Application of Commitment Reductions; Payment of Fees.  The Administrative Agent will promptly notify the Lenders of any termination or reduction of unused Commitments of any Class under this Section 2.06.  Upon any reduction of unused Commitments of any Class, the Commitment of each Lender of such Class shall be reduced by such Lender’s Applicable Percentage of the amount by which such Commitments are reduced (other than the termination of the Commitment of any Lender as provided in Section 3.06).  All Commitment Fees accrued until the Closing Date of any termination of the Revolving Credit Commitments shall be paid on the Closing Date of such termination.

Section 2.07          Repayment of Term Loans.  The Borrower shall repay to the Administrative Agent for the ratable account of the Term Lenders holding Initial Term Loans (i) on the last Business Day of each March, June, September and December, commencing with the first such date to occur after the Conversion Date, an aggregate principal amount equal to 0.25% of the aggregate principal amount of the Initial Term Loans funded on the Closing Date and (ii) on the Maturity Date for the Initial Term Loans, the aggregate principal amount of all Initial Term Loans outstanding on such date; provided that payments required by Section 2.07(a)(i) above shall be reduced as a result of the application of prepayments in accordance with Section 2.05.   In the event any Incremental Term Loans or Extended Term Loans are made, such Incremental Term Loans or Extended Term Loans, as applicable, shall be repaid by the Borrower in the amounts and on the dates set forth in the definitive documentation with respect thereto and on the applicable Maturity Date thereof.

Section 2.08           Interest.

(a)        Subject to the provisions of Section 2.08(b), (i) each Eurocurrency Rate Loan shall bear interest on the outstanding principal amount thereof for each Interest Period at a rate per annum equal to the Eurocurrency Rate for such Interest Period plus the Applicable Rate; (ii) each Base Rate Loan shall bear interest on the outstanding principal amount thereof from the applicable borrowing date at a rate per annum equal to the Base Rate plus the Applicable Rate; and (iii) each Swing Line Loan shall bear interest on the outstanding principal amount thereof from the applicable borrowing date at a rate per annum equal to the Base Rate plus the relevant Applicable Rate for Revolving Credit Loans that are Base Rate Loans.

(b)       The Borrower shall pay interest on past due amounts under this Agreement at a fluctuating interest rate per annum at all times equal to the Default Rate to the fullest extent permitted by applicable Laws.  Accrued and unpaid interest on past due amounts (including interest on past due interest) shall be due and payable upon demand to the fullest extent permitted by and subject to applicable Laws, including in relation to any required additional agreements.

(c)       Interest on each Loan shall be due and payable in the currency in which such Loan is denominated in arrears on each Interest Payment Date applicable thereto and at such other times as may be specified herein.  Interest hereunder shall be due and payable in accordance with the terms hereof before and after judgment, and before and after the commencement of any proceeding under any Debtor Relief Law.

Section 2.09          Fees.

(a)          Fees.  The Borrower shall pay to the Agents such fees as shall have been separately agreed upon in writing in the amounts and at the times so specified.  Such fees shall be fully earned when paid and shall not be refundable for any reason whatsoever (except as expressly agreed between the Borrower and the applicable Agent).

Section 2.10          Computation of Interest and Fees.

(a)        All computations of interest for Base Rate Loans when the Base Rate is determined by the Prime Rate.  All other computations of fees and interest shall be made on the basis of a three hundred sixty (360) day year and actual days elapsed.  Interest shall accrue on each Loan for the day on which such Loan is made, and shall not accrue on such Loan, or any portion thereof, for the day on which such Loan or such portion is paid; provided that any such Loan that is repaid on the same day on which it is made shall, subject to Section 2.12(a), bear interest for one (1) day.  Each determination by the Administrative Agent of an interest rate or fee hereunder shall be conclusive and binding for all purposes, absent manifest error.

(b)        [Reserved].

(c)        The parties acknowledge and agree that all calculations of interest under the Loan Documents are to be made on the basis of the nominal interest rate described herein and not on the basis of effective yearly rates or on any other basis which gives effect to the principle of deemed reinvestment of interest.  The parties acknowledge that there is a material difference between the stated nominal interest rates and the effective yearly rates of interest and that they are capable of making the calculations required to determine such effective yearly rates of interest.

Section 2.11          Evidence of Indebtedness.

(a)       The Credit Extensions made by each Lender shall be evidenced by one or more accounts or records maintained by such Lender and by one or more entries in the Register.  Any failure to so record or any error in doing so shall not, however, limit or otherwise affect the obligation of the Borrower hereunder to pay any amount owing with respect to the Secured Obligations.  In the event of any conflict between the accounts and records maintained by any Lender and the Register, the Register shall be conclusive in the absence of demonstrable error.  Upon the request of any Lender made through the Administrative Agent, the Borrower shall execute and deliver to such Lender (through the Administrative Agent) a Note payable to such Lender or its registered assigns, which shall evidence such Lender’s Loans in addition to such accounts or records.  Each Lender may attach schedules to its Note and endorse thereon the date, Type (if applicable), amount and maturity of its Loans and payments with respect thereto.

(b)       In addition to the accounts and records referred to in Section 2.11(a), each Lender and the Administrative Agent shall maintain in accordance with its usual practice accounts or records and, in the case of the Administrative Agent, entries in the Register, evidencing the purchases and sales by such Lender of participations in Letters of Credit and Swing Line Loans.  In the event of any conflict between the Register and the accounts and records of any Lender in respect of such matters, the Register shall be conclusive in the absence of demonstrable error.

Section 2.12          Payments Generally.

(a)       All payments to be made by the Borrower shall be made without condition or deduction for any counterclaim, defense, recoupment or setoff.  Except as otherwise expressly provided herein, all payments by the Borrower hereunder shall be made to the Administrative Agent, for the account of the respective Lenders to which such payment is owed, at the applicable Administrative Agent’s Office and in immediately available funds not later than 2:00 p.m., Local Time, on the date specified herein.  The Administrative Agent will promptly distribute to each Lender its Applicable Percentage (or other applicable share as provided herein) of such payment in like funds as received by wire transfer to such Lender’s Applicable Lending Office.  All payments received by the Administrative Agent after 2:00 p.m., Local Time, shall (in the sole discretion of the Administrative Agent) be deemed received on the next succeeding Business Day and any applicable interest or fee shall continue to accrue.  All payments under each Loan Document of principal or interest in respect of any Loan (or of any breakage indemnity in respect of any Loan) shall be made in the currency of such Loan, and, except as otherwise expressly set forth in any Loan Document, all other payments under each Loan Document shall be made in Dollars.

(b)        If any payment to be made by the Borrower shall come due on a day other than a Business Day, payment shall be made on the next following Business Day, and such extension of time shall be reflected in computing interest or fees, as the case may be; provided that, if such extension would cause payment of interest on or principal of Eurocurrency Rate Loans to be made in the next succeeding calendar month, such payment shall be made on the immediately preceding Business Day.

(c)        Unless the Borrower or any Lender has notified the Administrative Agent, prior to the date any payment is required to be made by it to the Administrative Agent hereunder, that the Borrower or such Lender, as the case may be, will not make such payment, the Administrative Agent may assume that the Borrower or such Lender, as the case may be, has timely made such payment and may (but shall not be so required to), in reliance thereon, make available a corresponding amount to the Person entitled thereto.  If and to the extent that such payment was not in fact made to the Administrative Agent in immediately available funds, then:

(i)       if the Borrower failed to make such payment, then the applicable Lender agrees to pay to the Administrative Agent forthwith on demand the portion of such assumed payment that was made available to such Lender in immediately available funds, together with interest thereon in respect of each day from and including the date such amount was made available by the Administrative Agent to such Lender to the date such amount is repaid to the Administrative Agent in immediately available funds at the greater of the Federal Funds Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation, it being understood that nothing herein shall be deemed to relieve any Lender from its obligation to fulfill its Commitment or to prejudice any rights which the Administrative Agent or the Borrower may have against any Lender as a result of any default by such Lender hereunder; and

(ii)      if any Lender failed to make such payment, such Lender shall forthwith on demand pay to the Administrative Agent the amount thereof in immediately available funds, together with interest thereon for the period from the date such amount was made available by the Administrative Agent to the Borrower to the date such amount is recovered by the Administrative Agent (the “Compensation Period”) at the greater of the Federal Funds Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.  When such Lender makes payment to the Administrative Agent (together with all accrued interest thereon), then such payment amount (excluding the amount of any interest which may have accrued and been paid in respect of such late payment) shall constitute such Lender’s Loan included in the applicable Borrowing.  If such Lender does not pay such amount forthwith upon the Administrative Agent’s demand therefor, the Administrative Agent may make a demand therefor upon the Borrower, and the Borrower shall pay such amount to the Administrative Agent, together with interest thereon for the Compensation Period at the interest rate applicable to such Loan.  Nothing herein shall be deemed to relieve any Lender from its obligation to fulfill its Commitment or to prejudice any rights which the Administrative Agent or the Borrower may have against any Lender as a result of any default by such Lender hereunder.

A notice of the Administrative Agent to any Lender or the Borrower with respect to any amount owing under this Section 2.12(c) shall be conclusive, absent demonstrable error.

(d)        If any Lender makes available to the Administrative Agent funds for any Loan to be made by such Lender as provided in the foregoing provisions of this Article II, and such funds are not made available to the Borrower by the Administrative Agent because the conditions to the applicable Credit Extension set forth in Article IV are not satisfied or waived in accordance with the terms hereof, the Administrative Agent shall return such funds (in like funds as received from such Lender) to such Lender, without interest.

(e)        The obligations of the Lenders hereunder to make Loans are several and not joint.  The failure of any Lender to make any Loan or to fund any such participation on any date required hereunder shall not relieve any other Lender of its corresponding obligation to do so on such date, and no Lender shall be responsible for the failure of any other Lender to so make its Loan.

(f)         Nothing herein shall be deemed to obligate any Lender to obtain the funds for any Loan in any particular place or manner or to constitute a representation by any Lender that it has obtained or will obtain the funds for any Loan in any particular place or manner.

(g)        Whenever any payment received by the Administrative Agent under this Agreement or any of the other Loan Documents is insufficient to pay in full all amounts due and payable to the Administrative Agent and the Lenders under or in respect of this Agreement and the other Loan Documents on any date, such payment shall be distributed by the Administrative Agent and applied by the Administrative Agent and the Lenders in the order of priority set forth in Section 8.04.

Section 2.13          Sharing of Payments.  If, other than as expressly provided elsewhere herein, any Lender shall obtain on account of the Loans made by it, any payment (whether voluntary, involuntary, through the exercise of any right of setoff, or otherwise) in excess of its ratable share (or other share contemplated hereunder) thereof, such Lender shall immediately (a) notify the Administrative Agent of such fact, and (b) purchase from the other Lenders such participations in the Loans made by them, as shall be necessary to cause such purchasing Lender to share the excess payment in respect of such Loans or such participations, as the case may be, pro rata with each of them; provided that (x) if all or any portion of such excess payment is thereafter recovered from the purchasing Lender under any of the circumstances described in Section 10.06 (including pursuant to any settlement entered into by the purchasing Lender in its discretion), such purchase shall to that extent be rescinded and each other Lender shall repay to the purchasing Lender the purchase price paid therefor, together with an amount equal to such paying Lender’s ratable share (according to the proportion of (i) the amount of such paying Lender’s required repayment to (ii) the total amount so recovered from the purchasing Lender) of any interest or other amount paid or payable by the purchasing Lender in respect of the total amount so recovered, without further interest thereon and (y) the provisions of this Section 2.13 shall not be construed to apply to any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement or any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans.  The Borrower agrees that any Lender so purchasing a participation from another Lender may, to the fullest extent permitted by applicable Law, exercise all its rights of payment (including the right of setoff, but subject to Section 10.09) with respect to such participation as fully as if such Lender were the direct creditor of the Borrower in the amount of such participation.  The Administrative Agent will keep records (which shall be conclusive and binding in the absence of demonstrable error) of participations purchased under this Section 2.13 and will in each case notify the Lenders following any such purchases or repayments.  Each Lender that purchases a participation pursuant to this Section 2.13 shall from and after such purchase have the right to give all notices, requests, demands, directions and other communications under this Agreement with respect to the portion of the Secured Obligations purchased to the same extent as though the purchasing Lender were the original owner of the Secured Obligations purchased.

Section 2.14          Incremental Credit Extensions.

(a)        At any time and from time to time, subject to the terms and conditions set forth herein, the Borrower or any Guarantor may, by notice to the Administrative Agent (whereupon the Administrative Agent shall promptly deliver a copy to each of the Lenders), request to increase the amount of any Class of Initial Term Loans or add one or more additional tranches of term loans (any such Initial Term Loans or additional tranche of term loans, the “Incremental Term Loans”) and/or one or more increases in the Revolving Credit Commitments (a “Revolving Credit Commitment Increase”) and/or establishment of one or more new revolving credit commitments (an “Additional Revolving Credit Commitment” and, together with any Revolving Credit Commitment Increases, the “Incremental Revolving Credit Commitments”; together with the Incremental Term Loans, the “Incremental Facilities”).  Notwithstanding anything to contrary herein, the aggregate Dollar Equivalent amount of all Incremental Facilities (other than Refinancing Term Loans and Refinancing Revolving Credit Commitments) (determined at the time of incurrence), together with the aggregate principal amount of all Permitted Alternative Incremental Facilities Debt, shall not exceed (i) prior to the Conversion Date, $1,375,000,000 and (ii) after the Conversion Date, the greater of $1,375,000,000 and 50% of LTM EBITDA (such amount in clauses (i) and (ii) the “Unrestricted Incremental Amount”) plus (iii) the amount of any voluntary prepayments, redemptions, repurchases or other retirements of the Term Loans and any other Indebtedness (in the case of such other Indebtedness, to the extent such Indebtedness is (x) secured on a pari passu basis with respect to security with the Secured Obligations, (y) secured on a junior lien basis with the Secured Obligations or (z) unsecured, and so long as it was, in the case of clause (y) or (z), originally incurred under the Unrestricted Incremental Amount), payments made pursuant to Section 3.06(a) and voluntary permanent reductions of revolving commitments secured on a pari passu basis with respect to security with the Secured Obligations, which reductions are effected after the Closing Date (including pursuant to debt buy-backs made by the Borrower or any Restricted Subsidiary pursuant to “Dutch Auction” procedures and open market purchases permitted hereunder, in an amount equal to the discounted amount actually paid in respect thereof, but excluding (A) any prepayment with the proceeds of substantially concurrent borrowings of new Loans hereunder, (B) any reduction of revolving commitments in connection with a substantially concurrent issuance of new revolving commitments thereunder and (C) prepayments with the proceeds of substantially concurrent incurrence of other long term Indebtedness (other than borrowings under the Revolving Credit Facility and other revolving Indebtedness, in each case without a substantially concurrent permanent commitment reduction)) (this clause (iii), the “Voluntary Prepayment Amount”) plus (iv) unlimited additional Incremental Facilities and Permitted Alternative Incremental Facilities Debt so long as, after giving pro forma effect thereto and after giving effect to any Permitted Investment consummated in connection therewith and all other appropriate pro forma adjustments (but excluding the cash proceeds of any such Incremental Facilities and without giving effect to any amount incurred simultaneously under (x) the Unrestricted Incremental Amount or the Voluntary Prepayment Amount or (y) the Revolving Credit Facility), (A) if such Incremental Facility is secured by a Lien on the Collateral that is pari passu with the Liens securing the Initial Term Loans, the Consolidated First Lien Secured Leverage Ratio for the most recently ended Test Period does not exceed 1.35:1.00, (B) if such Incremental Facility is secured by a Lien on the Collateral that is junior to the Liens securing the Initial Term Loans, is secured by assets not constituting Collateral or is unsecured, the Consolidated Total Leverage Ratio for the most recently ended Test Period does not exceed 4.50:1.00; provided that Incremental Facilities may be incurred pursuant to this clause (iv) prior to utilization of the Unrestricted Incremental Amount and the Voluntary Prepayment Amount and assuming for purposes of such calculation that the full committed amount of any new Incremental Revolving Credit Commitments and/or any Permitted Alternative Incremental Facilities Debt constituting a revolving credit commitment then being incurred shall be treated as outstanding Indebtedness (this clause (iv), the “Incremental Incurrence Test”).  Each Incremental Facility shall be in an integral multiple of $1.0 million and be in an aggregate principal amount that is not less than $5.0 million in case of Incremental Term Loans or $5.0 million in case of Incremental Revolving Credit Commitments, provided that such amount may be less than the applicable minimum amount if such amount represents all the remaining availability hereunder as set forth above.

(b)        Any Incremental Term Loans (other than Refinancing Term Loans) (i) for purposes of mandatory prepayments, shall be treated substantially the same as (and in any event no more favorably than) the Term Loans, (ii) shall have interest rate margins (including “MFN” protection), (subject to clauses (iii) and (iv)), amortization schedule and other terms as determined by the Borrower and the Lenders thereunder (provided that, if the Effective Yield of any Incremental Term Loans that are MFN Qualifying Term Loans exceeds the Effective Yield of the Initial Term Loans immediately prior to the effectiveness of the applicable Incremental Facility Amendment by more than 0.50% per annum, the Applicable Rate and/or, as set forth below, the interest rate floor relating to such Initial Term Loans shall be adjusted such that the Effective Yield of such Initial Term Loans is equal to the Effective Yield of such Incremental Term Loans minus 0.50% per annum, it being understood and agreed that the relative rate differentials in any pricing grid specified in the Applicable Rate shall continue to be maintained (the foregoing, including all qualifications and exceptions thereto, collectively, the “MFN Adjustment”); provided, further, that any increase in Effective Yield with respect to the Initial Term Loans due to the application of an interest rate floor to any Incremental Term Loan greater than the interest rate floor applicable to the applicable Initial Term Loans shall be effected solely through an increase in the interest rate floor applicable to such Initial Term Loans), (iii) any Incremental Term Loan shall not have a final maturity date earlier than the Maturity Date applicable to the Initial Term Loans, (iv) any Incremental Term Loan shall not have a Weighted Average Life to Maturity that is shorter than the Weighted Average Life to Maturity of the Initial Term Loans, (v) shall not be guaranteed by any person other than the Loan Parties and, to the extent secured, shall not be secured by any assets other than the Collateral and (vi) shall be on terms and conditions and pursuant to documentation to be determined between the Borrower and the Lenders providing such Incremental Term Loans (provided, that, to the extent any more restrictive term is added for the benefit of any Incremental Term Loans, such term (except to the extent only applicable after the Maturity Date of the Initial Term Loans) shall also be added for the benefit of the Term Loans (it being understood that (1) no consent of the Administrative Agent and/or any Lender shall be required in connection with adding such term and (2) to the extent that any financial maintenance covenant is added for the benefit of any Incremental Term Loans, no consent shall be required from the Administrative Agent or any Lender to the extent that such financial maintenance covenant is also added for the benefit of all of the Term Loans)); provided that the requirements in clauses (iii) and (iv) of this clause (b) shall not apply to any Inside Maturity Debt.

(c)       Any Incremental Revolving Credit Commitments (other than Refinancing Revolving Credit Commitments) (i) for purposes of mandatory prepayments, shall be treated substantially the same as (and in any event no more favorably than) the Revolving Credit Commitments, (ii) shall have interest rate margins and (subject to clauses (iii) and (iv)) amortization schedule as determined by the Borrower and the lenders thereunder (provided that (A) in the case of a Revolving Credit Commitment Increase, the maturity date of such Revolving Credit Commitment Increase shall be the same as the Maturity Date applicable to the Revolving Credit Commitments, such Revolving Credit Commitment Increase shall require no scheduled amortization or mandatory commitment reduction prior to the final Maturity Date applicable to the Revolving Credit Commitments and the Revolving Credit Commitment Increase shall be on the exact same terms and pursuant to the exact same documentation applicable to the Revolving Credit Commitments and (B) in the case of an Additional Revolving Credit Commitment, the maturity date of such Additional Revolving Credit Commitment shall be no earlier than the Maturity Date applicable to the Revolving Credit Commitments and such Additional Revolving Credit Commitment shall require no scheduled amortization or mandatory commitment reduction prior to the final Maturity Date of the Revolving Credit Commitments), (iii) any Incremental Revolving Credit Commitments shall not have a final maturity date earlier than the Maturity Date applicable to the Revolving Credit Commitments, (iv) any Incremental Revolving Credit Commitments shall not have a Weighted Average Life to Maturity that is shorter than the Weighted Average Life to Maturity of the Revolving Credit Commitments and (v) shall be on terms and conditions and pursuant to documentation to be determined between the Borrower and the Lenders providing such Incremental Revolving Credit Commitments (it being understood that (1) all other terms applicable to such Incremental Revolving Credit Commitments (other than those specified in clauses (i) through (iv) above) shall not be more restrictive (taken as a whole) than those applicable to the Revolving Credit Facility, except to the extent (a) this Agreement shall be modified to grant the Revolving Credit Facility the benefit of such more restrictive provisions, (b) applicable solely to periods after the Maturity Date in respect of the Revolving Credit Facility in effect at the time of the effectiveness of such Incremental Revolving Credit Commitments or (c) as otherwise agreed by the administrative agent in respect of the Revolving Credit Facility in its reasonable discretion)).

(d)        Each notice from the Borrower pursuant to this Section 2.14 shall set forth the requested amount and proposed terms of the relevant Incremental Term Loans and/or Incremental Revolving Credit Commitments.  Any additional bank, financial institution, existing Lender or other Person that elects to extend Incremental Term Loans or Incremental Revolving Credit Commitments shall be reasonably satisfactory to the Borrower and the Administrative Agent (provided, the Administrative Agent’s consent shall only be required if such consent would be required pursuant to Section 10.07 and such consent shall not be unreasonably withheld or delayed) (any such bank, financial institution, existing Lender or other Person being called an “Additional Lender”) and, if not already a Lender, shall become a Lender under this Agreement pursuant to an amendment (an “Incremental Facility Amendment”) to this Agreement and, as appropriate, the other Loan Documents, executed by the Borrower, such Additional Lender, the Administrative Agent and, in the case of any Incremental Revolving Credit Commitments and each L/C Issuer; provided, the Administrative Agent’s and/or L/C Issuer’s consent shall only be required if such consent would be required pursuant to Section 10.07 and such consent shall not be unreasonably withheld or delayed or otherwise pursuant to Section 10.01.  For the avoidance of doubt, no L/C Issuer is required to act as such for any Additional Revolving Credit Commitments unless they so consent.  No Incremental Facility Amendment shall require the consent of any Lenders other than the Additional Lenders with respect to such Incremental Facility Amendment.  No Lender shall be obligated to provide any Incremental Term Loans or Incremental Revolving Credit Commitments, unless it so agrees.  Commitments in respect of any Incremental Term Loans or Incremental Revolving Credit Commitments may become Commitments under this Agreement.  An Incremental Facility Amendment may, without the consent of any other Lenders, effect such amendments to any Loan Documents as may be necessary or appropriate, in the opinion of the Administrative Agent, to effect the provisions of this Section 2.14.  The effectiveness of any Incremental Facility Amendment shall, unless otherwise agreed to by the Additional Lenders, be subject to the satisfaction on the date thereof (each, an “Incremental Facility Closing Date”) of each of the conditions set forth in Section 4.02 (it being understood that (x) all references to “the date of such Credit Extension” in Section 4.02 shall be deemed to refer to the Incremental Facility Closing Date and (y) if the proceeds of such Incremental Facility are to be used, in whole or in part, (1) to finance a Permitted Investment, (A) the only representations and warranties that will be required to be true and correct in all material respects as of the applicable Incremental Facility Closing Date shall be the Specified Representations and if applicable, customary acquisition agreement representations and (B) no Specified Default shall have occurred and Section 4.02(b) shall not apply or (2) to finance a Limited Condition Transaction, (A) the only representations and warranties that will be required to be true and correct in all material respects as of the applicable Incremental Facility Closing Date shall be the Specified Representations and (B) Section 4.02(b) shall not apply).  The proceeds of any Incremental Term Loans will be used only for general corporate purposes (including, without limitation, other Investments not prohibited hereunder and Restricted Payments).  Upon each increase in the Revolving Credit Commitments pursuant to this Section 2.14, each Revolving Credit Lender immediately prior to such increase will automatically and without further act be deemed to have assigned to each Lender providing a portion of the Incremental Revolving Credit Commitment (each, an “Incremental Revolving Lender”) in respect of such increase, and each such Incremental Revolving Lender will automatically and without further act be deemed to have assumed, a portion of such Revolving Credit Lender’s participations hereunder in outstanding Letters of Credit such that, after giving effect to each such deemed assignment and assumption of participations, the percentage of the aggregate outstanding  participations hereunder in Letters of Credit held by each Revolving Credit Lender (including each such Incremental Revolving Lender) will equal the percentage of the aggregate Revolving Credit Commitments of all Revolving Credit Lenders represented by such Revolving Credit Lender’s Revolving Credit Commitment.  Additionally, if any Revolving Credit Loans are outstanding at the time any Incremental Revolving Credit Commitments are established, the Revolving Credit Lenders immediately after effectiveness of such Incremental Revolving Credit Commitments shall purchase and assign at par such amounts of the Revolving Credit Loans outstanding at such time as the Administrative Agent may require such that each Revolving Credit Lender holds its Applicable Percentage of all Revolving Credit Loans outstanding immediately after giving effect to all such assignments.  The Administrative Agent and the Lenders hereby agree that the minimum borrowing, pro rata borrowing and pro rata payment requirements contained elsewhere in this Agreement shall not apply to the transactions effected pursuant to the immediately preceding sentence.

(e)        After the Conversion Date, any portion of any Incremental Facility incurred other than under the Incremental Incurrence Test may be reclassified at any time, as the Borrower may elect from time to time, as incurred under the Incremental Incurrence Test if the Borrower meets the applicable ratio under the Incremental Incurrence Test at such time on a pro forma basis for such reclassification at any time subsequent to the incurrence of such Incremental Facility (or would have met such ratio, in which case, such reclassification shall be deemed to have automatically occurred if not elected by the Borrower).

Section 2.15          Extensions of Term Loans and Revolving Credit Commitments.

(a)        Notwithstanding anything to the contrary in this Agreement, pursuant to one or more offers (each, an “Extension Offer”) made from time to time by the Borrower to all Lenders of any Class of Term Loans or any Class of Revolving Credit Commitments, in each case on a pro rata basis (based on the aggregate outstanding principal amount of the respective Term Loans or Revolving Credit Commitments of the applicable Class) and on the same terms to each such Lender, the Borrower is hereby permitted to consummate from time to time transactions with individual Lenders that accept the terms contained in such Extension Offers to extend the maturity date of each such Lender’s Term Loans and/or Revolving Credit Commitments of the applicable Class and otherwise modify the terms of such Term Loans and/or Revolving Credit Commitments pursuant to the terms of the relevant Extension Offer (including, without limitation, by increasing the interest rate or fees payable in respect of such Term Loans and/or Revolving Credit Commitments (and related outstandings) and/or modifying the amortization schedule in respect of such Lender’s Term Loans) (each, an “Extension,” and each group of Term Loans or Revolving Credit Commitments, as applicable, in each case as so extended, as well as the original Term Loans and the original Revolving Credit Commitments (in each case not so extended), being a separate Class of Term Loans from the Class of Term Loans from which they were converted, and any Extended Revolving Credit Commitments (as defined below) shall constitute a separate Class of Revolving Credit Commitments from the Class of Revolving Credit Commitments from which they were converted, it being understood that an Extension may be in the form of an increase in the amount of any other then outstanding Class of Term Loans or Revolving Credit Commitments otherwise satisfying the criteria set forth below), so long as the following terms are satisfied:  (i) except as to interest rates, fees and final maturity (which shall be determined by the Borrower and set forth in the relevant Extension Offer), the Revolving Credit Commitment of any Revolving Credit Lender that agrees to an extension with respect to such Revolving Credit Commitment extended pursuant to an Extension (an “Extended Revolving Credit Commitment”), and the related outstandings, shall be a Revolving Credit Commitment (or related outstandings, as the case may be) with the same terms as the original Class of Revolving Credit Commitments (and related outstandings); provided that at no time shall there be Revolving Credit Commitments hereunder (including Extended Revolving Credit Commitments and any original Revolving Credit Commitments) which have more than three different maturity dates, (ii) except as to interest rates, fees, amortization, final maturity date, premium, required prepayment dates and participation in prepayments (which shall, subject to immediately succeeding clauses (iii), (iv) and (v), be determined between the Borrower and set forth in the relevant Extension Offer), the Term Loans of any Term Lender that agrees to an extension with respect to such Term Loans extended pursuant to any Extension (“Extended Term Loans”) shall have the same terms as the Class of Term Loans subject to such Extension Offer, (iii) the final maturity date of any Extended Term Loans shall be no earlier than the then latest maturity date hereunder and the amortization schedule applicable to Term Loans pursuant to Section 2.07(a) for periods prior to the Maturity Date for Initial Term Loans may not be increased, (iv) the Weighted Average Life to Maturity of any Extended Term Loans shall be no shorter than the remaining Weighted Average Life to Maturity of the Term Loans extended thereby, (v) any Extended Term Loans may participate on a pro rata basis or a less than pro rata basis (but not greater than a pro rata basis) in any voluntary or mandatory repayments or prepayments hereunder, in each case as specified in the respective Extension Offer, (vi) if the aggregate principal amount of the Class of Term Loans (calculated on the face amount thereof) or Revolving Credit Commitments, as the case may be, in respect of which Term Lenders or Revolving Credit Lenders, as the case may be, shall have accepted the relevant Extension Offer shall exceed the maximum aggregate principal amount of Term Loans or Revolving Credit Commitments of such Class, as the case may be, offered to be extended by the Borrower pursuant to such Extension Offer, then the Term Loans or Revolving Credit Commitments of such Class, as the case may be, of such Term Lenders or Revolving Credit Lenders, as the case may be, shall be extended ratably up to such maximum amount based on the respective principal amounts (but not to exceed actual holdings of record) with respect to which such Term Lenders or Revolving Credit Lenders, as the case may be, have accepted such Extension Offer, (vii) all documentation in respect of such Extension shall be consistent with the foregoing, (viii) any applicable Minimum Extension Condition shall be satisfied unless waived by the Borrower and (ix) the Minimum Tranche Amount shall be satisfied unless waived by the Administrative Agent.  No Lender shall be obligated to extend its Term Loans or Revolving Credit Commitments unless it so agrees.

(b)        With respect to all Extensions consummated by the Borrower pursuant to this Section 2.15, (i) such Extensions shall not constitute voluntary or mandatory payments or prepayments for purposes of Section 2.05 and (ii) no Extension Offer is required to be in any minimum amount or any minimum increment, provided that (x) the Borrower may at its election specify as a condition (a “Minimum Extension Condition”) to consummating any such Extension that a minimum amount (to be determined and specified in the relevant Extension Offer in the Borrower’s sole discretion and may be waived by the Borrower) of Term Loans or Revolving Credit Commitments (as applicable) of any or all applicable Classes be tendered, (y) no Class of Extended Term Loans shall be in a Dollar Equivalent amount of less than $15.0 million and (z) no Class of Extended Revolving Credit Commitments shall be in a Dollar Equivalent amount of less than $5.0 million (each amount in clause (y) and (z) above, the “Minimum Tranche Amount”), unless such Minimum Tranche Amount is waived by the Administrative Agent.  The Administrative Agent and the Lenders hereby consent to the transactions contemplated by this Section 2.15 (including, for the avoidance of doubt, payment of any interest, fees or premium in respect of any Extended Term Loans and/or Extended Revolving Credit Commitments on the such terms as may be set forth in the relevant Extension Offer) and hereby waive the requirements of any provision of this Agreement (including, without limitation, Sections 2.05, 2.12 and 2.13) or any other Loan Document that may otherwise prohibit any such Extension or any other transaction contemplated by this Section 2.15.

(c)        No consent of any Lender or the Administrative Agent shall be required to effectuate any Extension, other than (A) the consent of each Lender agreeing to such Extension with respect to one or more of its Term Loans and/or Revolving Credit Commitments (or a portion thereof) and (B) with respect to any Extension of any Class of Revolving Credit Commitments, the consent of the relevant L/C Issuer and Swing Line Lender (if such L/C Issuer or Swing Line Lender is being requested to issue letters of credit or make swing line loans with respect to the Class of Extended Revolving Credit Commitments).  All Extended Term Loans, Extended Revolving Credit Commitments and all obligations in respect thereof shall be Secured Obligations under this Agreement and the other Loan Documents that are secured by the Collateral on a pari passu basis with all other applicable Secured Obligations under this Agreement and the other Loan Documents.  The Lenders hereby irrevocably authorize the Administrative Agent to enter into amendments to this Agreement and the other Loan Documents with the Borrower as may be necessary in order to establish new Classes in respect of Revolving Credit Commitments or Term Loans so extended and such technical amendments as may be necessary or appropriate in the reasonable opinion of the Administrative Agent and the Borrower in connection with the establishment of such new Classes, in each case on terms consistent with this Section 2.15.

(d)       In connection with any Extension, the Borrower shall provide the Administrative Agent at least five (5) Business Days’ (or such shorter period as may be agreed by the Administrative Agent) prior written notice thereof, and shall agree to such procedures (including, without limitation, regarding timing, rounding and other adjustments and to ensure reasonable administrative management of the credit facilities hereunder after such Extension), if any, as may be established by, or acceptable to, the Administrative Agent, in each case acting reasonably to accomplish the purposes of this Section 2.15.

Section 2.16          Defaulting Lenders.  Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

(a)          The Commitment Fee shall cease to accrue on any of the Revolving Credit Commitments of such Defaulting Lender pursuant to Section 2.09(a);

(b)          the Commitment, Outstanding Amount of Term Loans and Revolving Credit Exposure of such Defaulting Lender shall not be included in determining whether all Lenders, the Required Lenders or the Required Revolving Credit Lenders have taken or may take any action hereunder (including any consent to any amendment, waiver or other modification pursuant to Section 10.01); provided that any waiver, amendment or modification of a type described in clause (a), (b) or (c) of the first proviso in Section 10.01 that would apply to the Commitments or Secured Obligations owing to such Defaulting Lender shall require the consent of such Defaulting Lender with respect to the effectiveness of such waiver, amendment or modification with respect to the Commitments or Secured Obligations owing to such Defaulting Lender;

(c)          if any Swing Line Exposure or L/C Exposure exists at the time a Lender under the Revolving Credit Facility becomes a Defaulting Lender then:

(i)      all or any part of the Swing Line Exposure or L/C Exposure of such Defaulting Lender shall be reallocated among the non-Defaulting Lenders in accordance with their respective Applicable Percentages but only to the extent the sum of all non-Defaulting Lenders’ Revolving Credit Exposures plus such Defaulting Lender’s Swing Line Exposure and L/C Exposure does not exceed the total of all non-Defaulting Lenders’ Commitments;

(ii)        if the reallocation described in clause (i) above cannot, or can only partially, be effected, the Borrower shall within three (3) Business Days following notice by the Administrative Agent (x) first, prepay such Swing Line Exposure and (y) second, Cash Collateralize for the benefit of the L/C Issuer only the Borrower’s obligations corresponding to such Defaulting Lender’s L/C Exposure (after giving effect to any partial reallocation pursuant to clause (i) above) in accordance with the procedures set forth in Section 2.03(f) for so long as such L/C Exposure is outstanding;

(iii)      if the Borrower Cash Collateralizes any portion of such Defaulting Lender’s L/C Exposure pursuant to clause (ii) above, the Borrower shall not be required to pay any fees to such Defaulting Lender pursuant to Section 2.03(h) with respect to such Defaulting Lender’s L/C Exposure during the period such Defaulting Lender’s L/C Exposure is Cash Collateralized;

(iv)       if the L/C Exposures of the non-Defaulting Lenders are increased pursuant to clause (i) above, then the fees payable to the Lenders pursuant to Sections 2.09(a) and 2.03(h) shall be adjusted in accordance with such non-Defaulting Lenders’ Applicable Percentages; and

(v)        if all or any portion of such Defaulting Lender’s L/C Exposure is neither reallocated nor Cash Collateralized pursuant to clause (i) or (ii) above, then, without prejudice to any rights or remedies of the L/C Issuer or any other Lender hereunder, all letter of credit fees payable under Section 2.03(h) with respect to such portion of such Defaulting Lender’s L/C Exposure shall be payable to the L/C Issuer until and to the extent that such L/C Exposure is reallocated and/or Cash Collateralized; and

(d)          so long as such Lender is a Defaulting Lender under the Revolving Credit Facility, the Swing Line Lender shall not be required to fund any Swing Line Loan and the L/C Issuer shall not be required to issue, amend or increase any Letter of Credit, unless it has received assurances satisfactory to it that non-Defaulting Lenders will cover the related exposure and/or cash collateral will be provided by the Borrower in accordance with Section 2.16(c), and participating interests in any newly made Swing Line Loan or any newly issued or increased Letter of Credit shall be allocated among non-Defaulting Lenders in a manner consistent with Section 2.16(c)(i) (and such Defaulting Lender shall not participate therein).

In the event that the Administrative Agent, the Borrower, the Swing Line Lender and the L/C Issuer each agrees that a Defaulting Lender has adequately remedied all matters that caused such Lender to be a Defaulting Lender, then the Swing Line Exposures and L/C Exposures of the Revolving Credit Lenders shall be readjusted to reflect the inclusion of such Lender’s Revolving Credit Commitment and on such date such Lender shall purchase at par such of the Revolving Credit Loans of the other Revolving Credit Lenders as the Administrative Agent shall determine may be necessary in order for such Lender to hold such Revolving Credit Loans in accordance with its Applicable Percentage.

Section 2.17          Permitted Debt Exchanges.

(a)          Notwithstanding anything to the contrary contained in this Agreement, pursuant to one or more offers (each, a “Permitted Debt Exchange Offer”) made from time to time by the Borrower to all Lenders (other than, with respect to any Permitted Debt Exchange Offer that constitutes an offering of securities, any Lender that, if requested by the Borrower, is unable to certify that it is (i) a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act), (ii) an institutional “accredited investor” (as defined in Rule 501 under the Securities Act) or (iii) not a “U.S. person” (as defined in Rule 902 under the Securities Act)) with outstanding Term Loans of a particular Class, the Borrower may from time to time consummate one or more exchanges of such Term Loans for Indebtedness (in the form of senior secured, senior unsecured, senior subordinated, or subordinated notes or loans) (such Indebtedness, “Permitted Debt Exchange Notes” and each such exchange, a “Permitted Debt Exchange”), so long as the following conditions are satisfied:

(i)          each such Permitted Debt Exchange Offer shall be made on a pro rata basis to the Term Lenders (other than, with respect to any Permitted Debt Exchange Offer that constitutes an offering of securities, any Lender that, if requested by the Borrower, is unable to certify that it is (i) a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act), (ii) an institutional “accredited investor” (as defined in Rule 501 under the Securities Act) or (iii) not a “U.S. person” (as defined in Rule 902 under the Securities Act)) of each applicable Class based on their respective aggregate principal amounts of outstanding Term Loans under each such Class;

(ii)         the aggregate principal amount (calculated on the face amount thereof) of such Permitted Debt Exchange Notes shall not exceed the aggregate principal amount (calculated on the face amount thereof) of Term Loans so refinanced, except by an amount equal to any fees, expenses, commissions, underwriting discounts and premiums payable in connection with such Permitted Debt Exchange;

(iii)        the stated final maturity of such Permitted Debt Exchange Notes is not earlier than the Latest Maturity Date for the Class or Classes of Term Loans being exchanged, and such stated final maturity is not subject to any conditions that could result in such stated final maturity occurring on a date that precedes such latest maturity date (it being understood that acceleration or mandatory repayment, prepayment, redemption or repurchase of such Permitted Debt Exchange Notes upon the occurrence of an event of default, a change in control, an event of loss or an asset disposition shall not be deemed to constitute a change in the stated final maturity thereof);

(iv)          such Permitted Debt Exchange Notes are not required to be repaid, prepaid, redeemed, repurchased or defeased, whether on one or more fixed dates, upon the occurrence of one or more events or at the option of any holder thereof (except, in each case, upon the occurrence of an event of default, a change in control, an event of loss or an asset disposition) prior to the Latest Maturity Date for the Class or Classes of Term Loans being exchanged, provided that, notwithstanding the foregoing, scheduled amortization payments (however denominated, including scheduled offers to repurchase) of such Permitted Debt Exchange Notes shall be permitted so long as the Weighted Average Life to Maturity of such Indebtedness shall be longer than the remaining Weighted Average Life to Maturity of the Class or Classes of Term Loans being exchanged;

(v)          no Restricted Subsidiary is a borrower or guarantor with respect to such Indebtedness unless such Restricted Subsidiary is or substantially concurrently becomes a Loan Party;

(vi)         if such Permitted Debt Exchange Notes are secured, such Permitted Debt Exchange Notes are secured on a pari passu basis or junior priority basis to the Secured Obligations and (A) such Permitted Debt Exchange Notes are not secured by any assets not securing the Secured Obligations unless such assets substantially concurrently secure the Secured Obligations and (B) the beneficiaries thereof (or an agent on their behalf) shall have entered into a Customary Intercreditor Agreement with the Administrative Agent;

(vii)       the terms and conditions of such Permitted Debt Exchange Notes (excluding pricing and optional prepayment or redemption terms or covenants or other provisions applicable only to periods after the Maturity Date of the Class or Classes of Term Loans being exchanged) not be more restrictive (taken as a whole) than those applicable to the Term Loans, except to the extent the terms of the Term Loans are modified to benefit from such more restrictive provisions, or such more restrictive provisions reflect market terms and conditions at the time of incurrence or issuance as reasonably determined by the Borrower in good faith;

(viii)      all Term Loans exchanged under each applicable Class by the Borrower pursuant to any Permitted Debt Exchange shall automatically be cancelled and retired by the Borrower on date of the settlement thereof (and, if requested by the Administrative Agent, any applicable exchanging Lender shall execute and deliver to the Administrative Agent an Assignment and Assumption, or such other form as may be reasonably requested by the Administrative Agent, in respect thereof pursuant to which the respective Lender assigns its interest in the Term Loans being exchanged pursuant to the Permitted Debt Exchange to the Borrower for immediate cancellation), and accrued and unpaid interest on such Term Loans shall be paid to the exchanging Lenders on the date of consummation of such Permitted Debt Exchange, or, if agreed to by the Borrower and the Administrative Agent, the next scheduled Interest Payment Date with respect to such Term Loans (with such interest accruing until the date of consummation of such Permitted Debt Exchange);

(ix)        if the aggregate principal amount of all Term Loans (calculated on the face amount thereof) of a given Class tendered by Lenders in respect of the relevant Permitted Debt Exchange Offer (with no Lender being permitted to tender a principal amount of Term Loans which exceeds the principal amount thereof of the applicable Class actually held by it) shall exceed the maximum aggregate principal amount of Term Loans of such Class offered to be exchanged by the Borrower pursuant to such Permitted Debt Exchange Offer, then the Borrower shall exchange Term Loans under the relevant Class tendered by such Lenders ratably up to such maximum based on the respective principal amounts so tendered, or, if such Permitted Debt Exchange Offer shall have been made with respect to multiple Classes without specifying a maximum aggregate principal amount offered to be exchanged for each Class, and the aggregate principal amount of all Term Loans (calculated on the face amount thereof) of all Classes tendered by Lenders in respect of the relevant Permitted Debt Exchange Offer (with no Lender being permitted to tender a principal amount of Term Loans which exceeds the principal amount thereof actually held by it) shall exceed the maximum aggregate principal amount of Term Loans of all relevant Classes offered to be exchanged by the Borrower pursuant to such Permitted Debt Exchange Offer, then the Borrower shall exchange Term Loans across all Classes subject to such Permitted Debt Exchange Offer tendered by such Lenders ratably up to such maximum amount based on the respective principal amounts so tendered;

(x)         all documentation in respect of such Permitted Debt Exchange shall be consistent with the foregoing, and all written communications generally directed to the Lenders in connection therewith shall be in form and substance consistent with the foregoing and made in consultation with the Borrower and the Administrative Agent; and

(xi)         any applicable Minimum Tender Condition or Maximum Tender Condition, as the case may be, shall be satisfied or waived by the Borrower.

Notwithstanding anything to the contrary herein, no Lender shall have any obligation to agree to have any of its Loans or Commitments exchanged pursuant to any Permitted Debt Exchange Offer.

(b)         With respect to all Permitted Debt Exchanges effected by the Borrower pursuant to this Section 2.17, such Permitted Debt Exchange Offer shall be made for not less than $15.0 million in aggregate principal amount of Term Loans, provided that subject to the foregoing the Borrower may at its election specify (A) as a condition (a “Minimum Tender Condition”) to consummating any such Permitted Debt Exchange that a minimum amount (to be determined and specified in the relevant Permitted Debt Exchange Offer in the Borrower’s discretion) of Term Loans of any or all applicable Classes be tendered and/or (B) as a condition (a “Maximum Tender Condition”) to consummating any such Permitted Debt Exchange that no more than a maximum amount (to be determined and specified in the relevant Permitted Debt Exchange Offer in the Borrower’s discretion) of Term Loans of any or all applicable Classes will be accepted for exchange.  The Administrative Agent and the Lenders hereby acknowledge and agree that the provisions of Sections 2.05, 2.06 and 2.13 do not apply to the Permitted Debt Exchange and the other transactions contemplated by this Section 2.17 and hereby agree not to assert any Default or Event of Default in connection with the implementation of any such Permitted Debt Exchange or any other transaction contemplated by this Section 2.17.

(c)          In connection with each Permitted Debt Exchange, the Borrower shall provide the Administrative Agent at least five (5) Business Days’ (or such shorter period as may be agreed by the Administrative Agent) prior written notice thereof, and the Borrower and the Administrative Agent, acting reasonably, shall mutually agree to such procedures as may be necessary or advisable to accomplish the purposes of this Section 2.17; provided that the terms of any Permitted Debt Exchange Offer shall provide that the date by which the relevant Lenders are required to indicate their election to participate in such Permitted Debt Exchange shall be not less than five (5) Business Days following the date on which the Permitted Debt Exchange Offer is made.  The Borrower shall provide the final results of such Permitted Debt Exchange to the Administrative Agent no later than three (3) Business Days prior to the proposed date of effectiveness for such Permitted Debt Exchange (or such shorter period agreed to by the Administrative Agent in its sole discretion) and the Administrative Agent shall be entitled to conclusively rely on such results.

(d)         The Borrower shall be responsible for compliance with, and hereby agrees to comply with, all applicable securities and other laws in connection with each Permitted Debt Exchange, it being understood and agreed that (i) neither the Administrative Agent nor any Lender assumes any responsibility in connection with the Borrower’s compliance with such laws in connection with any Permitted Debt Exchange and (ii) each Lender shall be solely responsible for its compliance with any applicable “insider trading” laws and regulations to which such Lender may be subject under the Exchange Act.

Section 2.18          Refinancing Facilities.

(a)        At any time after the Closing Date, the Borrower may obtain, from any Lender or any Additional Lender (to the extent agreed to by such Lender or Additional Lender in its sole discretion), Credit Agreement Refinancing Indebtedness in respect of all or any portion of the Term Loans, Prepetition Subsidiary Debt, Revolving Credit Loans and/or Revolving Credit Commitments then outstanding under this Agreement (which will be deemed to include any then outstanding Incremental Term Loans under any Incremental Facilities or any Incremental Revolving Credit Commitments then outstanding under this Agreement (or any Revolving Credit Loans outstanding pursuant thereto)) or any then outstanding Refinancing Term Loans or any then outstanding Refinancing Revolving Credit Loans or Refinancing Revolving Credit Commitments in the form of Refinancing Revolving Credit Loans or Refinancing Revolving Credit Commitments, respectively, in each case, pursuant to a Refinancing Amendment, together with any applicable Customary Intercreditor Agreement or other customary subordination agreement; provided, that such Credit Agreement Refinancing Indebtedness (i) will, to the extent secured, rank pari passu or junior in right of payment and of security with the other Loans and Commitments hereunder (but for the avoidance of doubt, such Credit Agreement Refinancing Indebtedness may be unsecured), (ii) will, to the extent permitted by the definition of “Credit Agreement Refinancing Indebtedness,” have such pricing, interest rate margins (including “MFN” provisions), rate floors, discounts, fees, premiums and prepayment or redemption provisions and terms as may be agreed by the Borrower and the Lenders or Additional Lenders with respect thereto, (iii) will, to the extent in the form of Refinancing Revolving Credit Loans or Refinancing Revolving Credit Commitments, participate in the payment, borrowing, participation and commitment reduction provisions herein on a pro rata basis with any then outstanding Revolving Credit Loans and Revolving Credit Commitments, except that the Borrower shall be permitted to permanently repay and terminate commitments of any such Class on a better than a pro rata basis as compared to any other Class with a later maturity date than such Class and (iv) will, to the extent in the form of Refinancing Revolving Credit Loans or Refinancing Revolving Credit Commitments and unless the Required Revolving Credit Lenders shall have consented thereto, have terms and conditions (other than interest rate margins and commitment fees) identical to those applicable to the Revolving Credit Commitments and Revolving Credit Loans being refinanced. The effectiveness of any Refinancing Amendment shall be subject to, to the extent reasonably requested by the Administrative Agent, receipt by the Administrative Agent of reaffirmation agreements and board resolutions, officers’ certificates and legal opinions consistent with those delivered on the Closing Date.  The Administrative Agent shall promptly notify each Lender as to the effectiveness of each Refinancing Amendment.  Each of the parties hereto hereby agrees that, upon the effectiveness of any Refinancing Amendment, this Agreement shall be deemed amended to the extent (but only to the extent) necessary to reflect the existence and terms of the Credit Agreement Refinancing Indebtedness incurred pursuant thereto (including any amendments necessary to treat the Loans and Commitments subject thereto as Refinancing Term Loans, Refinancing Revolving Credit Loans or Refinancing Revolving Credit Loan Commitments, as applicable) and any Indebtedness being replaced or refinanced with such Credit Agreement Refinancing Indebtedness shall be deemed permanently reduced and satisfied in all respects.  Any Refinancing Amendment may, without the consent of any other Lenders, effect such amendments to this Agreement and the other Loan Documents as may be necessary or appropriate, to effect the provisions of this Section.

(b)        On or after the Conversion Date, the Borrower may obtain, from any Lender or any Additional Lender (to the extent agreed to by such Lender or Additional Lender in its sole discretion), Exit Revolving Facility Refinancing Indebtedness in respect of all or any portion of the obligations under the Exit Revolving Facility, pursuant to a Refinancing Amendment, together with any applicable Customary Intercreditor Agreement or other customary subordination agreement; provided, that such Exit Revolving Facility Refinancing Indebtedness (i) will rank pari passu in right of payment and of security with the other Loans and Commitments hereunder, and (ii) will have such pricing, interest rate margins, rate floors, discounts, fees, premiums and prepayment or redemption provisions and terms as reflected in Annex I to Exhibit B of the DIP Revolving Credit Agreement and such other terms as may be agreed by the Borrower and the Lenders or Additional Lenders with respect thereto. The effectiveness of any Refinancing Amendment shall not be subject to the review or consent of any Lender or Additional Lender other than any such Lender and Additional Lender party to such Refinancing Amendment. The Administrative Agent shall promptly notify each Lender as to the effectiveness of each Refinancing Amendment.  Each of the parties hereto hereby agrees that, upon the effectiveness of any Refinancing Amendment, this Agreement shall be deemed amended to the extent (but only to the extent) necessary to reflect the existence and terms of the Exit Revolving Facility Refinancing Indebtedness incurred pursuant thereto.  Any Refinancing Amendment may, without the consent of any other Lenders, effect such amendments to this Agreement and the other Loan Documents as may be necessary or appropriate, to effect the provisions of this Section.

(c)         This Section 2.18 shall supersede any provisions of Section 10.01 to the contrary.

ARTICLE III

Taxes, Increased Costs Protection and Illegality

Section 3.01          Taxes.

(a)        Except as required by applicable law, any and all payments by or with respect to any obligation of the Borrower (the term Borrower under this Article III being deemed to include any Subsidiary for whose account a Letter of Credit is issued) or any Guarantor to or for the account of any Agent or any Lender under any Loan Document shall be made free and clear of and without deduction or withholding for any Taxes; provided that if any applicable law (as determined in the good faith discretion of the applicable withholding agent) requires the deduction or withholding of any Tax from any such payment by a withholding agent and such Tax is an Indemnified Tax, then (i) the sum payable by the Borrower or applicable Guarantor shall be increased as necessary so that after making all required deductions and withholdings (including deductions and withholdings applicable to additional sums payable under this Section 3.01) any Recipient receives an amount equal to the sum it would have received had no such deductions or withholdings been made, (ii) the applicable withholding agent shall make such deductions and withholdings, and (iii) the applicable withholding agent shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law. In addition, and without duplication of any amounts payable pursuant to Section 3.01(a), the Borrower agrees to pay, or at the option of the Administrative Agent timely reimburse it for, all Other Taxes.

(b)       Without duplication of any amounts payable pursuant to Section 3.01(a), the Borrower agrees to indemnify each Agent and each Lender, within 10 Business Days after written demand therefor, for (i) the full amount of any Indemnified Taxes (including any Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 3.01) payable by such Agent and such Lender and (ii) any reasonable out-of-pocket expenses arising therefrom or with respect thereto, in each case, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority; provided however that the Borrower shall not be required to indemnify any Agent or Lender pursuant to this Section 3.01(b) for any interest, penalties or expenses to the extent resulting from such Agent’s or such Lender’s failure to notify the Borrower of such possible indemnification claim within 180 days after such Agent or such Lender, as applicable, receives written notice from the applicable Governmental Authority of the specific Tax assessment or deficiency claim giving rise to such indemnification claim.  A copy of a receipt or any other document evidencing payment delivered to the Borrower by a Recipient, or by the Administrative Agent on its own behalf or on behalf of a Recipient, shall be conclusive absent manifest error. If any Lender or Agent determines, in its reasonable discretion, that it has received a refund in respect of any Indemnified Taxes as to which indemnification or additional amounts have been paid to it by a Borrower or any Guarantor pursuant to this Section 3.01, it shall reasonably promptly pay an amount equal to such refund after it is determined that such refund pertains to Indemnified Taxes (but only to the extent of indemnity payments made, or additional amounts paid, by a Borrower or any Guarantor under this Section 3.01 with respect to the Indemnified Taxes giving rise to such refund plus any interest included in such refund by the relevant taxing authority attributable thereto) to the Borrower, net of all reasonable out-of-pocket expenses of the Lender or Agent, as the case may be and without interest (other than any interest paid by the relevant taxing authority with respect to such refund); provided that the Borrower or the Guarantor, upon the request of the Lender or Agent, as the case may be, agrees promptly to return an amount equal to such refund (plus any applicable interest, additions to Tax or penalties) to such party in the event such party is required to repay such refund to the relevant taxing authority.  Such Lender or Agent, as the case may be, shall, at the Borrower’s request, provide the Borrower with a copy of any notice of assessment or other evidence of the requirement to repay such refund received from the relevant taxing authority (provided that such Lender or Agent may delete any information therein that such Lender or Agent deems confidential). Notwithstanding anything to the contrary in this paragraph (b), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this paragraph (b) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts giving rise to such refund had never been paid.  Nothing herein contained shall oblige any Lender or Agent to claim any Tax refund or to make available its Tax returns or disclose any information relating to its Tax affairs or any computations in respect thereof.

(c)       As soon as practicable after any payment of Taxes by the Borrower to a Governmental Authority pursuant to this Section 3.01, the Borrower shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(d)        Each Lender agrees that, upon the occurrence of any event giving rise to the operation of Section 3.01(a) or (b) with respect to such Lender it will, if requested by the Borrower, use commercially reasonable efforts (subject to legal and regulatory restrictions), at Borrower’s expense, to designate another Applicable Lending Office for any Loan or Letter of Credit affected by such event; provided that such efforts are made on terms that, in the judgment of such Lender, cause such Lender and its Applicable Lending Office(s) to suffer no unreimbursed economic or Tax cost or legal or regulatory disadvantage, and provided further that nothing in this Section 3.01(e) shall affect or postpone any of the Secured Obligations of the Borrower or the rights of such Lender pursuant to Section 3.01(a) or (c).

(e)        Each Lender shall severally indemnify the Administrative Agent, within 10 days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that any Loan Party has not already indemnified the Administrative Agent for such Indemnified Taxes and without limiting the obligation of the Loan Parties to do so), (ii) any Taxes attributable to such Lender's failure to comply with the provisions of Section 10.07(e) relating to the maintenance of a Participant Register and (iii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by the Administrative Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority.  A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error.  Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by the Administrative Agent to the Lender from any other source against any amount due to the Administrative Agent under this paragraph (e).

(f)         Status of the Lenders: (i) Each Lender shall, at such times as are reasonably requested by the Borrower or the Administrative Agent, provide the Borrower and the Administrative Agent with any documentation prescribed by Law, or reasonably requested by the Borrower or the Administrative Agent, certifying as to any entitlement of such Lender to an exemption from, or reduction in, any withholding Tax with respect to any payments to be made to such Lender under any Loan Document.  In addition, any Lender, if reasonably requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by applicable Law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Each such Lender shall, whenever a lapse in time or change in circumstances renders such documentation (including any documentation specifically referenced below) expired, obsolete or  inaccurate in any material respect, deliver reasonably promptly to the Borrower and the Administrative Agent updated or other appropriate documentation (including any new documentation reasonably requested by the applicable withholding agent) or reasonably promptly notify the Borrower and the Administrative Agent in writing of its legal inability to do so.

(ii)          Without limiting the generality of the foregoing:

(A)          Each Lender that is a “United States person” (as defined in Section 7701(a)(30) of the Code) shall deliver to the Borrower and the Administrative Agent, and if applicable, the assigning Lender (or, in the case of a Participant, to the Lender from which the related participation shall have been purchased) on or before the date on which it becomes a party to this Agreement (or, in the case of (x) a Participant, on or before the date on which such Participant purchases the related participation and (y) an assignee, on or before the effective date of such assignment), on or before the date on which it becomes a party to this Agreement two properly completed and duly signed original copies of Internal Revenue Service Form W-9 (or any successor form) certifying that such Lender is exempt from U.S. federal backup withholding. Each Lender that is not a “United States person” as defined in Section 7701(a)(30) of the Code (a “Foreign Lender”) shall, to the extent it is legally able to do so, deliver to the Borrower and the Administrative Agent, and if applicable, the assigning Lender (or, in the case of a Participant, to the Lender from which the related participation shall have been purchased) on or before the date on which it becomes a party to this Agreement (or, in the case of (x) a Participant, on or before the date on which such Participant purchases the related participation and (y) an assignee, on or before the effective date of such assignment), and from time to time thereafter when required by Law or upon the reasonable request of the Borrower or the Administrative Agent, two duly completed copies of whichever of the following is applicable:

(1)          an executed original of Internal Revenue Service Form W-8BEN, W-8BEN-E, as applicable (with respect to eligibility for benefits under any income tax treaty), or successor and related applicable forms, as the case may be, certifying to such Foreign Lender’s entitlement as of such date to an exemption from or reduction of United States withholding tax with respect to payments to be made under this Agreement,

(2)           Internal Revenue Service Form W-8ECI (or any successor forms),

(3)           in the case of a Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) or the Code, (x) a certificate, in substantially the form of Exhibit L (any such certificate a “United States Tax Compliance Certificate”), or any other form approved by the Administrative Agent and Borrower, to the effect that such Lender is not (A) a “bank” within the meaning of Section 881(c)(3)(A) of the Code, (B) a “10 percent shareholder” of the Borrower within the meaning of Section 881(c)(3)(B) of the Code or (C) a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Code, and (y) two duly completed copies of Internal Revenue Service Form W-8BEN or W-8BEN-E, as applicable (or any successor forms),

(4)           to the extent a Lender is not the beneficial owner (for example, where the Lender is a partnership, or is a Lender that has granted a participation), Internal Revenue Service Form W-8IMY (or any successor forms) of the Lender, accompanied by Internal Revenue Service Form W-8ECI, W-8BEN or W-8BEN-E, as applicable (or any successor forms), United States Tax Compliance Certificate, Internal Revenue Service Form W-9, Form W-8IMY (or other successor forms) and/or any other required information from each beneficial owner, as applicable (provided that, if the Lender is a partnership (and not a participating Lender) and one or more direct or indirect partners are claiming the portfolio interest exemption, the United States Tax Compliance Certificate may be provided by such Lender on behalf of such direct or indirect partner(s)), or

(5)          any other form prescribed by applicable U.S. federal income tax Laws (including the Treasury regulations) as a basis for claiming a complete exemption from, or a reduction in, U.S. federal withholding tax on any payments to such Lender under the Loan Documents.

(B)          In addition, but without duplication of the covenant as to United States withholding Tax contained in Section 3.01(f)(i) and (ii), any Lender that is entitled to an exemption from or reduction of withholding Tax under the law of the jurisdiction(s) in which the Borrower is organized, or any treaty to which any such jurisdiction is a party, with respect to payments under this Agreement shall deliver to the Borrower (with a copy to the Administrative Agent), at the time or times prescribed by applicable law, such properly completed and executed original documentation prescribed by applicable law or reasonably requested by the Borrower as will permit such payments to be made without withholding or at a reduced rate.

(C)          If a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Sections 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Borrower and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by the Borrower or the Administrative Agent such documentation prescribed by applicable Law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent to comply with their FATCA obligations, to determine whether such Lender has or has not complied with such Lender’s FATCA obligations and to determine the amount, if any, to deduct and withhold from such payment.

Notwithstanding any other provision of this clause (f), a Lender shall not be required to deliver any documentation that such Lender is not legally eligible to deliver. Each Lender authorizes the Administrative Agent to deliver to the Borrower and to any successor Agent any documentation provided by the Lender to the Agent pursuant to this Section 3.01(f).

(g)        The Administrative Agent shall provide the Borrower with two duly completed original copies of, if it is a United States person (as defined in Section 7701(a)(30) of the Code), Internal Revenue Service Form W-9 certifying that it is exempt from U.S. federal backup withholding, and, if it is not a United States person, (1) Internal Revenue Service Form W-8ECI with respect to payments to be received by it as a beneficial owner and (2) Internal Revenue Service Form W-8IMY (together with required accompanying documentation) with respect to payments to be received by it on behalf of the Lenders, and shall update such forms periodically upon the reasonable request of the Borrower, and whenever a lapse in time or change in circumstances renders any such form or documentation expired, obsolete or inaccurate in any material respect, or promptly notify the Borrower in writing of its legal ineligibility to do so.  Notwithstanding any other provision of this clause (g), the Administrative Agent shall not be required to deliver any form that such Administrative Agent is not legally eligible to deliver.

Section 3.02          Inability to Determine Rates.

(a)          If, after the Closing Date, either the Administrative Agent or the Required Lenders reasonably determine in good faith that for any reason adequate and reasonable means do not exist for determining the Eurocurrency Rate for any requested Interest Period with respect to a proposed Eurocurrency Rate Loan denominated in any currency, or the Required Lenders (excluding for all purposes of this Section 3.02 only, the portion of the Total Outstandings and unused Commitments that are not available for Loans in such currency) determine that the Eurocurrency Rate for any requested Interest Period with respect to such proposed Eurocurrency Rate Loan does not adequately and fairly reflect the cost to such Lenders of funding such Loan, or that deposits are not being offered to banks in the applicable London interbank eurodollar, or other applicable market, for the applicable amount and the Interest Period of such Eurocurrency Rate Loan, the Administrative Agent will promptly so notify the Borrower and each Lender.  Thereafter, the obligation of the Lenders to make or maintain Eurocurrency Rate Loans in such currency shall be suspended until the Administrative Agent (upon the instruction of the Required Lenders) revokes such notice.  Upon receipt of such notice, the Borrower may revoke any pending request for a Borrowing of, conversion to or continuation of Eurocurrency Rate Loans or, failing that, will be deemed to have converted such request into a request for a Borrowing of Base Rate Loans in the amount specified therein.

(b)          Notwithstanding anything to the contrary herein or in any other Loan Document, upon the occurrence of a Benchmark Transition Event or an Early Opt-in Election, as applicable, the Administrative Agent and the Borrower may amend this Agreement to replace the Eurocurrency Rate with a Benchmark Replacement. Any such amendment with respect to a Benchmark Transition Event or an Early Opt-in Election will become effective at 5:00 p.m. on the fifth (5th) Business Day after the Administrative Agent has posted such proposed amendment to all Lenders and the Borrower, so long as the Administrative Agent has not received, by such time, written notice of objection to such proposed amendment from Lenders comprising the Required Lenders; provided that, with respect to any proposed amendment containing any SOFR-Based Rate, the Lenders shall be entitled to object only to the Benchmark Replacement Adjustment contained therein.  No replacement of Eurocurrency Rate with a Benchmark Replacement will occur prior to the applicable Benchmark Transition Start Date.  In connection with the implementation of a Benchmark Replacement, the Administrative Agent will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement.

(c)          The Administrative Agent will promptly notify the Borrower and the Lenders of (i) any occurrence of a Benchmark Transition Event or an Early Opt-in Election, as applicable,  (ii) the implementation of any Benchmark Replacement, (iii) the effectiveness of any Benchmark Replacement Conforming Changes and (iv) the commencement or conclusion of any Benchmark Unavailability Period.  Any determination, decision or election that may be made by the Administrative Agent, the Borrower or Lenders pursuant to this Section 3.02, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party hereto, except, in each case, as expressly required pursuant to this Section 3.02.

(d)         Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, (i) any Notice of Conversion or Continuation that requests the conversion of any Borrowing to, or continuation of any Borrowing as, a Eurocurrency Rate Borrowing shall be ineffective and (ii) if any Notice of Borrowing Request requests a Eurocurrency Rate Borrowing, such Borrowing shall be made as a Base Rate Borrowing.

Section 3.03          Increased Cost and Reduced Return; Capital Adequacy; Reserves on Eurocurrency Rate Loans.

(a)        If any Lender determines that as a result of any Change in Law, or such Lender’s compliance therewith, there shall be any increase in the cost to such Lender of agreeing to make or making, funding or maintaining any Loan or issuing or participating in Letters of Credit, or a reduction in the amount received or receivable by such Lender in connection with any of the foregoing (excluding for purposes of this Section 3.03(a) any such increased costs or reduction in amount resulting from (i) Indemnified Taxes indemnifiable under Section 3.01, (ii) Excluded Taxes described in clauses (b) through (d) of the definition of Excluded Taxes, (iii) Excluded Taxes described in clause (a) of the definition of Excluded Taxes to the extent such Taxes are imposed on or measured by such Lender’s net income or profits (or are franchise Taxes imposed in lieu thereof) or (iv) reserve requirements contemplated by Section 3.03(c)), then from time to time within fifteen (15) days after demand by such Lender setting forth in reasonable detail such increased costs (with a copy of such demand to the Administrative Agent given in accordance with Section 3.05), the Borrower shall pay to such Lender such additional amounts as will compensate such Lender for such increased cost or reduction.

(b)        If any Lender determines that as a result of any Change in Law  regarding capital adequacy or liquidity requirements or any change therein or in the interpretation thereof, in each case after the date hereof, or compliance by such Lender (or its Applicable Lending Office) therewith, has the effect of reducing the rate of return on the capital of such Lender or any corporation controlling such Lender as a consequence of such Lender’s obligations hereunder (taking into consideration its policies with respect to capital adequacy and such Lender’s desired return on capital), then from time to time upon demand of such Lender setting forth in reasonable detail the charge and the calculation of such reduced rate of return (with a copy of such demand to the Administrative Agent given in accordance with Section 3.05), the Borrower shall pay to such Lender such additional amounts as will compensate such Lender for such reduction within fifteen (15) days after receipt of such demand.

(c)       The Borrower shall pay to each Lender, (i) as long as such Lender shall be required to maintain reserves with respect to liabilities or assets consisting of or including eurocurrency funds or deposits, additional interest on the unpaid principal amount of each Eurocurrency Rate Loan equal to the actual costs of such reserves allocated to such Loan by such Lender (as determined by such Lender in good faith, which determination shall be conclusive in the absence of demonstrable error), and (ii) as long as such Lender shall be required to comply with any reserve ratio requirement or analogous requirement of any other central banking or financial regulatory authority imposed in respect of the maintenance of the Commitments or the funding of the Eurocurrency Rate Loans, such additional costs (expressed as a percentage per annum and rounded upwards, if necessary, to the nearest five decimal places) equal to the actual costs allocated to such Commitment or Loan by such Lender (as determined by such Lender in good faith, which determination shall be conclusive absent demonstrable error) which in each case shall be due and payable on each date on which interest is payable on such Loan, provided the Borrower shall have received at least fifteen (15) days’ prior notice (with a copy to the Administrative Agent) of such additional interest or cost from such Lender.  If a Lender fails to give notice fifteen (15) days prior to the relevant Interest Payment Date, such additional interest or cost shall be due and payable fifteen (15) days after receipt of such notice.

(d)        Subject to Section 3.05(b), failure or delay on the part of any Lender to demand compensation pursuant to this Section 3.03 shall not constitute a waiver of such Lender’s right to demand such compensation.

(e)       If any Lender requests compensation under this Section 3.03, then such Lender will, if requested by the Borrower, use commercially reasonable efforts to designate another Applicable Lending Office for any Loan or Letter of Credit affected by such event; provided that such efforts are made on terms that, in the reasonable judgment of such Lender, cause such Lender and its Applicable Lending Office(s) to suffer no material economic, legal or regulatory disadvantage; and provided, further, that nothing in this Section 3.03(e) shall affect or postpone any of the Secured Obligations of the Borrower or the rights of such Lender pursuant to Section 3.03(a), (b), (c) or (d).

Section 3.04          Funding Losses.  Upon demand of any Lender (with a copy to the Administrative Agent) from time to time, the Borrower shall promptly compensate such Lender for and hold such Lender harmless from any loss, cost or expense incurred by it as a result of:

(a)          any continuation, conversion, payment or prepayment of any Eurocurrency Rate Loan on a day other than the last day of the Interest Period for such Loan; or

(b)          any failure by the Borrower (for a reason other than the failure of such Lender to make a Loan) to prepay, borrow, continue or convert any Loan (other than a Base Rate Loan) on the date or in the amount notified by the Borrower;

including any loss or expense arising from the liquidation or reemployment of funds obtained by it to maintain such Loan or from fees payable to terminate the deposits from which such funds were obtained.

For purposes of calculating amounts payable by the Borrower to the Lenders under this Section 3.04, each Lender shall be deemed to have funded each Eurocurrency Rate Loan made by it at the Eurocurrency Rate for such Loan by a matching deposit or other borrowing in the London interbank eurodollar market for a comparable amount and for a comparable period, whether or not such Eurocurrency Rate Loan was in fact so funded.

Section 3.05          Matters Applicable to All Requests for Compensation.

(a)       Any Agent or any Lender claiming compensation under this Article III shall deliver a certificate to the Borrower setting forth the additional amount or amounts to be paid to it hereunder which shall be conclusive in the absence of demonstrable error.  In determining such amount, such Agent or such Lender may use any reasonable averaging and attribution methods.

(b)        With respect to any Lender’s claim for compensation under Section 3.02, Section 3.03 or Section 3.04, the Borrower shall not be required to compensate such Lender for any amount incurred more than one hundred and eighty (180) days prior to the date that such Lender notifies the Borrower of the event that gives rise to such claim; provided that, if the circumstance giving rise to such claim is retroactive, then such 180-day period referred to above shall be extended to include the period of retroactive effect thereof.  If any Lender requests compensation by the Borrower under Section 3.03, the Borrower may, by notice to such Lender (with a copy to the Administrative Agent), suspend the obligation of such Lender to make or continue Eurocurrency Rate Loans from one Interest Period to another, or to convert Base Rate Loans into Eurocurrency Rate Loans, until the event or condition giving rise to such request ceases to be in effect (in which case the provisions of Section 3.05(c) shall be applicable); provided that such suspension shall not affect the right of such Lender to receive the compensation so requested.

(c)        If the obligation of any Lender to make or continue any Eurocurrency Rate Loan from one Interest Period to another, or to convert Base Rate Loans into Eurocurrency Rate Loans shall be suspended pursuant to Section 3.05(b) hereof, such Lender’s Eurocurrency Rate Loans denominated in Dollars shall be automatically converted into Base Rate Loans on the last day(s) of the then current Interest Period(s) for such Eurocurrency Rate Loans (or, in the case of an immediate conversion required by Section 3.02, on such earlier date as required by Law) and, unless and until such Lender gives notice as provided below that the circumstances specified in Section 3.02, Section 3.03 or Section 3.04 hereof that gave rise to such conversion no longer exist:

(i)          to the extent that such Lender’s Eurocurrency Rate Loans denominated in Dollars have been so converted, all payments and prepayments of principal that would otherwise be applied to such Lender’s Eurocurrency Rate Loans shall be applied instead to its Base Rate Loans; and

(ii)         all Loans denominated in Dollars that would otherwise be made or continued from one Interest Period to another by such Lender as Eurocurrency Rate Loans shall be made or continued instead as Base Rate Loans, and all Base Rate Loans of such Lender that would otherwise be converted into Eurocurrency Rate Loans shall remain as Base Rate Loans.

(d)        If any Lender gives notice to the Borrower (with a copy to the Administrative Agent) that the circumstances specified in Section 3.02, Section 3.03 or Section 3.04 hereof that gave rise to the conversion of such Lender’s Eurocurrency Rate Loans denominated in Dollars pursuant to this Section 3.05 no longer exist (which such Lender agrees to do promptly upon such circumstances ceasing to exist) at a time when Eurocurrency Rate Loans made by other Lenders are outstanding, such Lender’s Base Rate Loans shall be automatically converted to Eurocurrency Rate Loans, on the first day(s) of the next succeeding Interest Period(s) for such outstanding Eurocurrency Rate Loans, to the extent necessary so that, after giving effect thereto, all Loans held by the Lenders holding Eurocurrency Rate Loans and by such Lender are held pro rata (as to principal amounts, interest rate basis, and Interest Periods) in accordance with their respective Commitments.

Section 3.06          Replacement of Lenders under Certain Circumstances.

(a)        If at any time (i) any Lender requests reimbursement for amounts owing pursuant to Section 3.01 or Section 3.03 as a result of any condition described in such Sections or any Lender ceases to make Eurocurrency Rate Loans as a result of any condition described in Section 3.02 or Section 3.03, (ii) any Lender becomes a Defaulting Lender or (iii) any Lender becomes a Non-Consenting Lender, then the Borrower may, on prior written notice to the Administrative Agent and such Lender, replace such Lender by requiring such Lender to (and such Lender shall be obligated to) assign pursuant to Section 10.07(b) (with the assignment fee to be paid by the Borrower in such instance) all of its rights and obligations under this Agreement (or, with respect to clause (iii) above, all of its rights and obligations with respect to the Class of Loans or Commitments that is the subject of the related consent, waiver or amendment) to one or more Eligible Assignees; provided that neither the Administrative Agent nor any Lender shall have any obligation to the Borrower to find a replacement Lender or other such Person; and provided, further, that (A) in the case of any such assignment resulting from a claim for compensation under Section 3.03 or payments required to be made pursuant to Section 3.01, such assignment will result in a reduction in such compensation or payments and (B) in the case of any such assignment resulting from a Lender becoming a Non-Consenting Lender, the applicable Eligible Assignees shall have agreed to the applicable departure, waiver or amendment of the Loan Documents.

(b)        Any Lender being replaced pursuant to Section 3.06(a) above shall (i) execute and deliver an Assignment and Assumption with respect to such Lender’s Commitment and outstanding Loans, as applicable (provided that the failure of any such Lender to execute an Assignment and Assumption shall not render such assignment invalid and such assignment shall be recorded in the Register) and (ii) deliver Notes, if any, evidencing such Loans to the Borrower or Administrative Agent.  Pursuant to such Assignment and Assumption, (A) the assignee Lender shall acquire all or a portion, as the case may be, of the assigning Lender’s Commitments and outstanding Loans, as applicable, (B) all obligations of the Loan Parties owing to the assigning Lender relating to the Loan Documents and participations so assigned shall be paid in full by the assignee Lender or the Loan Parties (as applicable) to such assigning Lender concurrently with such assignment and assumption, any amounts owing to the assigning Lender (other than a Defaulting Lender) under Section 3.04 as a consequence of such assignment and, in the case of an assignment of Term Loans in connection with a Repricing Transaction, the premium, if any, that would have been payable by the Borrower on such date pursuant to Section 2.05(a)(iv) if such Lender’s Term Loans subject to such assignment had been prepaid on such date shall have been paid by the Borrower to the assigning Lender and (C) upon such payment and, if so requested by the assignee Lender, the assignor Lender shall deliver to the assignee Lender the appropriate Note or Notes executed by the Borrower, the assignee Lender shall become a Lender hereunder and the assigning Lender shall cease to constitute a Lender hereunder with respect to such assigned Loans, Commitments and participations, except with respect to indemnification provisions under this Agreement, which shall survive as to such assigning Lender.

(c)        [Reserved].

(d)        In the event that (i) the Borrower or the Administrative Agent have requested that the Lenders (A) consent to an extension of the Maturity Date of any Class of Loans as permitted by Section 2.15, (B) consent to a departure or waiver of any provisions of the Loan Documents or (C) agree to any amendment thereto, (ii) the consent, waiver or amendment in question requires the agreement of all affected Lenders in accordance with the terms of Section 10.01 or all the Lenders with respect to a certain Class of the Loans and (iii) the Required Lenders have agreed to such consent, waiver or amendment, then any Lender who does not agree to such consent, waiver or amendment shall be deemed a “Non-Consenting Lender.”

Section 3.07          Survival.  All of the Borrower’s obligations under this Article III shall survive termination of the Aggregate Commitments and repayment of all other Secured Obligations hereunder and any assignment of rights by or replacement of a Lender.

ARTICLE IV

Conditions Precedent

Section 4.01          Closing Date Conditions.  The effectiveness of this Agreement and the obligation of each Lender to make a Credit Extension on the Closing Date shall be subject to satisfaction (or waiver in accordance with Section 10.01) of the following conditions precedent:

(a)        Loan Documents. The Administrative Agent shall have received each of the following, each of which shall be originals, fascimiles or electronic transmissions, each properly executed by a Responsible Officer of the signing Loan Party, each in form and substance reasonably satisfactory to the Administrative Agent:

(i)        This Agreement. This Agreement from each of the parties listed on the signature pages hereto and thereto.

(ii)      Guaranty Agreement. Executed counterparts of the Guaranty from each of the parties listed on the signature pages thereto.

(iii)     Collateral Documents. Executed counterparts of each DIP Collateral Document set forth on Schedule 1.01A to the Closing Date Certificate required to be executed on the Closing Date, duly executed by each Loan Party thereto and each of the other parties listed on the signature pages thereto.

(b)        Notes.  The Administrative Agent shall have received Notes executed by the Borrower in favor of each Lender that has requested a Note at least five (5) Business Days in advance of the Closing Date.

(c)       Secretary’s Certificate. The Administrative Agent shall have received (i) a recently dated certificate as to the good standing of the Borrower under the laws of its jurisdiction of incorporation, and (ii) a certificate of the secretary or assistant secretary of the Borrower certifying (x) that attached thereto are true and complete copies of (1) the certificate of incorporation, certificate of formation or equivalent formation  document of the Borrower, and all amendments thereto, certified as of a recent date by the appropriate Governmental Authority in its jurisdiction of incorporation, (2) the bylaws, operation agreement, limited liability company agreement or equivalent document of the Borrower as in effect on the Closing Date, and (3) the resolutions of the board of directors (or other appropriate governing body) of the Borrower, authorizing the borrowings contemplated hereunder, the execution, delivery and performance of this Agreement and the other Loan Documents to which the Borrower are contemplated to be a party, and (y) as to the incumbency and genuineness of the signature of each officer of the Borrower executing Loan Documents.

(d)        Fees and Expenses. The Administrative Agent and the Lead Arrangers shall have received payment of all fees and other amounts as the Borrower shall have agreed to pay prior to the Closing Date to the Administrative Agent or any Lead Arranger in connection herewith at the time such amounts were required to be paid, including the reasonable and documented fees and expenses of Davis Polk & Wardwell LLP, special New York counsel to the Lead Arrangers, in connection with the negotiation, preparation, execution and delivery of this Agreement and the other Loan Documents (to the extent that statements in reasonable detail for such fees and expenses have been delivered to the Borrower prior to the Closing Date).

(e)        Committed Loan Notice. The Administrative Agent shall have received a Committed Loan Notice relating to the Credit Extension to be made on the Closing Date.

(f)         Legal Opinion. A customary legal opinion from (x) Kirkland & Ellis LLP, special New York counsel to the Loan Parties, addressed to the Agents and the Lenders on the Closing Date and (y) Mark D. Nielsen, Esq., general counsel to the Loan Parties, addressed to the Agents and the Lenders on the Closing Date.

(g)       KYC; Patriot Act. The Administrative Agent and the Lead Arrangers shall have received, at least three (3) business days prior to the Closing Date, all documentation and other information about the Borrower that shall have been reasonably requested by the Administrative Agent, the Lead Arrangers and the Lenders in writing at least ten (10) business days prior to the Closing Date and that the Administrative Agent and the Lead Arrangers reasonably determine is required by United States regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the PATRIOT Act and a beneficial ownership certificate to the extent required under 31 C.F.R § 1010.230.

(h)        Representations and Warranties. The representations and warranties of the Borrower and each other Loan Party contained in Article V or any other Loan Document shall be true and correct in all material respects on and as of the Closing Date; provided, that to the extent that such representations and warranties specifically refer to an earlier date, they shall be true and correct in all material respects as of such earlier date; provided, further, that any representation and warranty that is qualified as to “materiality,” “Material Adverse Effect” or similar language shall be true and correct (after giving effect to any qualification therein) in all respects on such respective dates.

(i)         No Event of Default. No Default or Event of Default shall exist, or would result from the funding of the Initial Term Loans.

(j)         No MAE. Since the Petition Date, nothing has occurred that has had, or could reasonably be expected to have, a Material Adverse Effect (it being understood and agreed that the Cases, in and of themselves, shall not constitute a Material Adverse Effect).

(k)        Closing Date Certificate. The Administrative Agent shall have received a Closing Date Certificate.

(l)        First Priority Senior Secured Notes.  Prior to, or substantially concurrently with the funding of the Initial Term Loans, the Borrower shall have received the cash proceeds of the First-Priority Senior Secured Notes. The Borrower shall have delivered to the Administrative Agent an executed copy of the First-Priority Senior Secured Note Documents to be entered into on the Closing Date.

(m)       Payoff.  The Prepetition First Lien Notes Payoff shall have occurred (or shall occur substantially contemporaneously with the Closing Date).

(n)        Initial Settlement Payments.  The “Initial Settlement Payments” (as defined in the Acceptable Reorganization Plan) shall have been made.

(o)        Budget.  The Administrative Agent shall have received (i) the initial Budget and (ii) the projected statement of sources and uses on a monthly basis through December 2020.

(p)        Final DIP Order.

(i)       The Final DIP Order shall be in full force and effect and shall not have been reversed, modified, amended, stayed or vacated or subject to a stay pending appeal, in any manner, without the consent of the Administrative Agent and the Required Lenders.

(ii)      The Loan Parties shall be in compliance in all respects with the Final DIP Order.

(q)      The Cases.

(i)       No trustee under Chapter 7 or Chapter 11 of the Bankruptcy Code or examiner with expanded powers beyond those set forth in Section 1106(a)(3) and (4) of the Bankruptcy Code shall have been appointed in any of the Cases.

(ii)      None of the Cases shall have been dismissed or converted to a case under chapter 7 of the Bankruptcy Code

(r)       Collateral and Guarantee Requirement. Clause (i) of the Collateral and Guarantee Requirement shall have been satisfied.

For purposes of determining whether the Closing Date has occurred, each Lender that has executed this Agreement shall be deemed to have consented to, approved or accepted, or to be satisfied with, each document or other matter required hereunder to be consented to or approved by or acceptable or satisfactory to the Administrative Agent or such Lender, as the case may be.  The Administrative Agent shall notify the Borrower and the Lenders of the Closing Date, and such notice shall be conclusive and binding.

Section 4.02          Conditions to Subsequent Credit Extensions.  The obligation of each Lender to honor any Request for Credit Extension after the Closing Date is subject to  satisfaction (or waiver in accordance with Section 10.01) of the following conditions precedent:

(a)          The representations and warranties of the Borrower and each other Loan Party contained in Article V or any other Loan Document shall be true and correct in all material respects on and as of the date of such Credit Extension; provided that, to the extent that such representations and warranties specifically refer to an earlier date, they shall be true and correct in all material respects as of such earlier date; provided, further, that any representation and warranty that is qualified as to “materiality,” “Material Adverse Effect” or similar language shall be true and correct (after giving effect to any qualification therein) in all respects on such respective dates.

(b)          No Default or Event of Default shall exist, or would result from such proposed Credit Extension or from the application of the proceeds therefrom.

(c)          The Administrative Agent and, if applicable, the relevant L/C Issuer or the Swing Line Lender shall have received a Request for Credit Extension in accordance with the requirements hereof.

Each Request for Credit Extension (other than (i) a Committed Loan Notice requesting only a conversion of Loans to the other Type or a continuation of Eurocurrency Rate Loans or (ii) a Credit Extension of Incremental Term Loans in connection with a Limited Condition Transaction) submitted by the Borrower shall be deemed to be a representation and warranty that the applicable conditions specified in Sections 4.02(a) and, if applicable, (b) have been satisfied on and as of the date of the applicable Credit Extension.

ARTICLE V

Representations and Warranties

The Borrower represents and warrant to the Agents and the Lenders, on the Closing Date (with respect to Sections 5.01 through 5.10, the first sentence of Section 5.11, Section 5.12, Section 5.13, Section 5.14, Section 5.16(a), Section 5.17 through Section 5.19 only) and the Conversion Date (with respect to Sections 5.01 through Section 5.10, the second sentence of Section 5.11, Section 5.12, Section 5.13, Section 5.14, Section 5.15, Section 5.16(b) and Section 5.18, only) that:

Section 5.01          Existence, Qualification and Power; Compliance with Laws.  Each Loan Party and each other Restricted Subsidiary (a) is a Person duly incorporated, organized or formed, and validly existing and, where applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization, (b) subject in the case of each Restricted Subsidiary that is a Debtor to the terms of the Final DIP Order prior to the Conversion Date, has all requisite power and authority to (i) own or lease its assets and carry on its business and (ii) execute, deliver and perform its obligations under the Loan Documents to which it is a party, (c) is duly qualified and, where applicable, in good standing under the Laws of each jurisdiction where its ownership, lease or operation of properties or the conduct of its business requires such qualification, (d) except with respect to the Case, is in compliance with all Laws (including the USA PATRIOT Act, anti-money laundering laws and OFAC), orders, writs, injunctions and orders and (e) subject in the case of each Restricted Subsidiary that is a Debtor to the terms of the Final DIP Order, has all requisite governmental licenses, authorizations, consents and approvals to operate its business as currently conducted; except in each case referred to in clause (a) (other than with respect to the Borrower), (b)(i), (c), (d) or (e), to the extent that failure to do so could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 5.02          Authorization; No Contravention.  Subject to the terms of the Final DIP Order prior to the Conversion Date, the execution, delivery and performance by each Loan Party of each Loan Document to which such Person is a party, and the consummation of the Transactions, (a) have been duly authorized by all necessary corporate or other organizational action and (b) do not and will not (i) contravene the terms of any of such Person’s Organization Documents, (ii) conflict with or result in any breach or contravention of, or require any payment to be made under (A) any Contractual Obligation to which such Person is a party or (B) any material order, injunction, writ or decree of any Governmental Authority or any arbitral award to which such Person or its property is subject, (iii) result in the creation of any Lien (other than under the Loan Documents) or (iv) violate any material Law; except (in the case of clauses (b)(ii) and (b)(iv)), to the extent that such conflict, breach, contravention, payment or violation could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 5.03          Governmental Authorization; Other Consents.  Subject to the terms of the Final DIP Order prior to the Conversion Date, no approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any Governmental Authority or any other Person is necessary or required in connection with (a) the execution, delivery or performance by, or enforcement against, any Loan Party of this Agreement or any other Loan Document, or for the consummation of the Transactions, (b) the grant by any Loan Party of the Liens granted by it pursuant to the Collateral Documents, (c) the perfection or maintenance of the Liens created under the Collateral Documents (including the priority thereof) or (d) the exercise by the Administrative Agent or any Lender of its rights under the Loan Documents or the remedies in respect of the Collateral pursuant to the Collateral Documents, except for (i) filings necessary to perfect the Liens on the Collateral granted by the Loan Parties in favor of the Secured Parties, (ii) the approvals, consents, exemptions, authorizations, actions, notices and filings which have been duly obtained, taken, given or made and are in full force and effect and (iii) those approvals, consents, exemptions, authorizations or other actions, notices or filings, the failure of which to obtain or make could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 5.04          Binding Effect.  This Agreement and each other Loan Document has been duly executed and delivered by each Loan Party that is party thereto.  Subject to the terms of the Final DIP Order prior to the Conversion Date, this Agreement and each other Loan Document constitutes a legal, valid and binding obligation of such Loan Party, enforceable against each Loan Party that is party thereto in accordance with its terms, except as such enforceability may be limited by Debtor Relief Laws and by general principles of equity.

Section 5.05          Financial Statements; No Material Adverse Effect.

(a)        The Borrower has furnished its most recent filings with the SEC on Forms 10‑K and 10‑Q.  Such Forms 10‑K and 10‑Q do not, as of the dates specified therein or for the periods covered thereby, as applicable, contain any untrue statement of a material fact or omit to state a material fact necessary to make any statement therein, in light of the circumstances under which it was made, not materially misleading as of such dates or for such periods, as applicable, in light of the circumstances under which such statements were made.  Each of the financial statements in such Forms 10‑K and 10‑Q has been prepared in accordance with GAAP applied consistently with prior periods (subject, in the case of any such unaudited financial statements, to the absence of footnotes and normal year-end audit adjustments), except as therein noted and except for changes in FASB ASC 840, and fairly presents or will fairly present in all material respects the consolidated financial position of the Borrower and its Subsidiaries as of the date thereof and the results of the operations of the Borrower and its Subsidiaries for the period then ended.

(b)        Since the Petition Date, there has been no development, event, condition or circumstance, either individually or in the aggregate, that has had  a Material Adverse Effect.

Each Lender and the Administrative Agent hereby acknowledges and agrees that Borrower and its Subsidiaries may be required to restate historical financial statements as the result of the implementation of changes in GAAP or IFRS, or the respective interpretation thereof, and that such restatements will not result in a Default under the Loan Documents.

Section 5.06          Litigation.  Except with respect to Disclosed Matters or the Cases or as set forth on Schedule 5.06 to the Closing Date Certificate, there are no actions, suits, proceedings, claims or disputes pending or, to the knowledge of the Borrower, threatened in writing or contemplated, at law, in equity, in arbitration or before any Governmental Authority, by or against Borrower or any Restricted Subsidiary or against any of their material properties that either individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

Section 5.07          Ownership of Property; Liens.  Each Loan Party and each of its Restricted Subsidiaries has good and valid title to, or valid leasehold interests in, or easements or other limited property interests in, all property necessary in the ordinary conduct of its business, free and clear of all Liens except for minor defects in title that do not materially interfere with its ability to conduct its business or to utilize such assets for their intended purposes, Permitted Liens and any Liens and privileges arising mandatorily by Law and, in each case, except where the failure to have such title or other interest could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 5.08          Environmental Compliance.  Except with respect to Disclosed Matters and except as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a)          there are no pending or, to the knowledge of the Borrower, threatened claims, actions, suits, notices of violation, notices of potential responsibility or proceedings by or against Borrower or any Subsidiary alleging potential liability or responsibility for violation of, or otherwise relating to, any Environmental Law;

(b)         (i) there is no asbestos or asbestos-containing material on any property currently owned or operated by any Loan Party or any other Subsidiary; and (ii) there has been no Release of Hazardous Materials by any of the Loan Parties or any other Subsidiary at, on, under or from any location in a manner which would reasonably be expected to give rise to liability under Environmental Laws;

(c)         neither Borrower nor any of its Subsidiaries is undertaking, or has completed, either individually or together with other persons, any investigation or response action relating to any actual or threatened Release of Hazardous Materials at any location, either voluntarily or pursuant to the order of any Governmental Authority or the requirements of any Environmental Law;

(d)        all Hazardous Materials transported from any property currently or, to the knowledge of Borrower or its Subsidiaries, formerly owned or operated by any Loan Party or any other Subsidiary for off-site disposal have been disposed of in compliance with all Environmental Laws;

(e)          none of the Loan Parties nor any other Subsidiary has contractually assumed any liability or obligation under or relating to any Environmental Law; and

(f)           the Loan Parties and each other Subsidiary and their respective businesses, operations and properties are and have been in compliance with all Environmental Laws.

Section 5.09          Taxes.  Except to the extent prohibited by Debtor Relief Laws and not otherwise authorized by the Bankruptcy Court prior to the Conversion Date (or with respect to any Designated Entities in the event of a Staggered Emergence, their emergence from bankruptcy), the Borrower and each Restricted Subsidiary have timely filed all federal, provincial, state, municipal, foreign and other Tax returns and reports required to be filed, and have timely paid all federal, provincial, state, municipal, foreign and other Taxes levied or imposed upon them or their properties, income or assets otherwise due and payable, except those which are being contested in good faith by appropriate proceedings diligently conducted and for which adequate reserves have been provided in accordance with GAAP and, except for failures to file or pay as could not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

Section 5.10          Compliance with ERISA.

(a)       Except as could not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, each Plan and Foreign Plan is in compliance with the applicable provisions of ERISA, the Code and other federal or state Laws and applicable foreign laws, respectively.

(b)        (i) No ERISA Event or similar event with respect to a Foreign Plan has occurred or is reasonably expected to occur; (ii) neither any Loan Party nor any ERISA Affiliate has incurred, or reasonably expects to incur, any liability (and no event has occurred which, with the giving of notice under Section 4219 of ERISA, would result in such liability) under Section 4201 et seq. or 4243 of ERISA with respect to a Multiemployer Plan; and (iii) neither any Loan Party nor any ERISA Affiliate has engaged in a transaction that could be subject to Section 4069 or 4212(c) of ERISA, except, with respect to each of the foregoing clauses of this Section 5.10(b), as could not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect.

Section 5.11          Ownership of Subsidiaries.  As of the Closing Date, the Borrower owns, directly or indirectly, free and clear of any Lien (other than Liens expressly permitted by Section 7.01), all of the issued and outstanding shares of common stock of each of the Restricted Subsidiaries. As of the Conversion Date, after giving effect to the Conversion Date Transactions and subject to the Staggered Emergence, the Borrower owns, directly or indirectly, free and clear of any Lien (other than Liens expressly permitted by Section 7.01), all of the issued and outstanding shares of common stock of each of the Restricted Subsidiaries

Section 5.12          Margin Regulations; Investment Company Act.

(a)        No Loan Party is engaged nor will it engage, principally or as one of its important activities, in the business of purchasing or carrying margin stock (within the meaning of Regulation U issued by the FRB), or extending credit for the purpose of purchasing or carrying margin stock, and no proceeds of any Borrowings or drawings under any Letter of Credit will be used for any purpose that violates Regulation U or Regulation X of the FRB.

(b)        Neither of the Borrower nor any Subsidiary is or is required to be registered as an “investment company” under the Investment Company Act of 1940, as amended.

Section 5.13          Disclosure.  No report, financial statement, certificate or other written information (other than any projections, estimates, forecasts, other information of a forward-looking nature and information of a general economic or industry-specific nature) furnished by or on behalf of any Loan Party to any Agent, any Lead Arranger or any Lender in connection with the transactions contemplated hereby and the negotiation of this Agreement or delivered hereunder or any other Loan Document (as modified, updated or supplemented by other information so furnished and the information in the periodic and other reports of the Borrower filed with the SEC) when taken as a whole is incorrect in any material respect when furnished or contains, when furnished any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained therein (when taken as a whole) not materially misleading in light of the circumstances under which such statements are made (giving effect to all modifications, supplements and updates thereto and the information in the periodic and other reports of the Borrower filed with the SEC).

Section 5.14          Insurance.

  Each of the Borrower and the Restricted Subsidiaries maintains insurance with financially sound and reputable insurers, or self-insurance, with respect to its properties and business against loss or damage of the kind customarily insured against by reputable companies in the same or similar business and of such types and in such amounts (with such deductible amounts) as is customary for such companies under similar circumstances.

Section 5.15        Solvency.  As of the Conversion Date, after giving effect to the Conversion Date Transactions, Borrower and its Subsidiaries, on a consolidated basis, are Solvent.  For the avoidance of doubt, this Section 5.15 shall not be applicable prior to the Conversion Date.

Section 5.16          Orders; Collateral Documents.

(a)          Prior to the Conversion Date, the Final DIP Order is effective to create in favor of the Administrative Agent, for the benefit of the Secured Parties, a legal, valid, binding and enforceable perfected security interest in the DIP Collateral without the necessity of the execution of mortgages, security agreements, pledge agreements, financing statements or other agreements or documents and the Final DIP Order is otherwise in full force and effect and shall not have been vacated, stayed, reversed, modified or amended in any respect without the written consent of the Administrative Agent and the Required Lenders.

(b)        After the Conversion Date, upon execution and delivery thereof, each of the Exit Pledge Agreement and the Exit Security Agreement is effective to create in favor of the Collateral Agent, for the benefit of the Secured Parties, a legal, valid, binding and enforceable security interest in the Exit  Collateral described therein.  After the Conversion Date, in the case of the issued and outstanding equity interests of the Pledged Subsidiaries described in the Exit Pledge Agreement as of the Conversion Date, when certificates representing such equity interests and required to be delivered under the Exit Pledge Agreement are delivered to the Collateral Agent, and in the case of the other Exit Collateral described in the Exit Security Agreement, when a financing statement in appropriate form is filed in the office specified in the Exit Security Agreement, the Collateral Agent (or, the Collateral Agent (as defined in the Exit Security Agreement)), for the benefit of the Secured Parties, shall have a fully perfected Lien (subject to all Liens permitted pursuant to Section 7.01) on, and security interest in, all right, title and interest of Pledgor in such Pledged Collateral and the other Exit Collateral as security for the Secured Obligations to the extent perfection of such Lien can be obtained by filing Uniform Commercial Code financing statements, in each case prior and superior in right to the Lien of any other Person (except for all Liens permitted pursuant to Section 7.01).

Section 5.17          Use of Proceeds.  On the Closing Date, the proceeds of the Initial Term Loans shall be used (i) for general corporate purposes, including working capital and acquisitions permitted hereunder, (ii) to consummate the Prepetition First Lien Notes Payoff and (iii) to pay the fees, costs and expenses required to be paid in connection with the foregoing and the transactions contemplated by the Cases.

Section 5.18          Anti-Terrorism Laws; OFAC and Anti-Corruption Laws.

(a)       Each of Borrower and its Subsidiaries is in compliance, in all material respects, with the Sanctions Laws and Regulations.  No Borrowing or Letter of Credit, or use of proceeds, will violate or result in the violation of any Sanctions Laws and Regulations applicable to any party hereto.

(b)        None of (I) the Borrower or any other Loan Party and (II) the Restricted Subsidiaries that are not Loan Parties or, to the knowledge of the Borrower, any director, manager, officer, agent or employee of Borrower or any of its Restricted Subsidiaries, in each case, is a Person (under the Control of a Person) on the list of “Specially Designated Nationals and Blocked Persons” or the target of the limitations or prohibitions under any other Sanctions Laws and Regulations.

(c)        No part of the proceeds of any Loan will be used for any improper payments, directly or, to the knowledge of the Borrower, indirectly, to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, or any other party (if applicable) in order to obtain, retain or direct business or obtain any improper advantage, in material violation of the United States Foreign Corrupt Practices Act of 1977, as amended and any similar laws, rules or regulations issued, administered or enforced by any Governmental Authority having jurisdiction over the Borrower.

Section 5.19          Status of Obligations; Perfection and Priority of Security Interests.

(a)        Subject to, the Final DIP Order and subject to the Carve-Out in all respects, prior to the Conversion Date, the Obligations:

(i)          Pursuant to Section 364(c)(1) of the Bankruptcy Code, shall at all times constitute an allowed Superpriority Claim in the Cases and subject only to the Carve-Out, and having priority over any and all other administrative expenses, diminution claims and all other priority claims against the Debtors, now existing or hereafter arising, of any kind whatsoever, including, without limitation, all other administrative expenses of the kind specified in sections 503(b) and 507(b) of the Bankruptcy Code, and over any and all other administrative expenses or other claims arising under sections 105, 326, 327, 328, 330, 331, 365, 503(b), 506(c), 507(a), 507(b), 726, 1113 or 1114 of the Bankruptcy Code;

(ii)         Pursuant to Section 364(c)(2) of the Bankruptcy Code, shall be secured by a valid, binding, continuing, enforceable perfected first priority lien on all DIP Collateral that is not subject to valid, perfected and unavoidable liens that were in existence immediately prior to the Petition Date or that are perfected as permitted by Section 546(b) of the Bankruptcy Code;

(iii)        Pursuant to Section 364(c)(3) of the Bankruptcy Code, shall be secured by a perfected junior lien on all DIP Collateral to the extent that such DIP Collateral is subject to valid, perfected, unavoidable liens as of the Petition Date or liens that were in existence immediately prior to the Petition Date that are perfected as permitted by Section 546(b) of the Bankruptcy Code (in each case other than the Primed Liens, which liens shall be primed by the liens described in clause (iv) below) (such liens, the “Permitted Prior Liens”);

(iv)        Pursuant to Section 364(d)(l) of the Bankruptcy Code, shall be secured by a valid, binding, continuing, enforceable perfected first priority senior priming Lien on all DIP Collateral, which Liens shall be senior to the Liens (the “Primed Liens”) securing the Prepetition First Lien Notes, Prepetition Second Lien Notes, Prepetition Credit Agreement  and any Liens to which the Primed Liens are senior or rank pari passu, and which shall also prime any Liens granted after the commencement of the Cases to provide adequate protection Liens to the extent of any diminution in the value of the collateral of the Primed Liens as provided in the Final DIP Order in respect of any of the Primed Liens, subject in each case only to (1) Liens permitted pursuant to Section 7.01 that are valid, binding, enforceable, perfected and unavoidable Liens in favor of third parties that were in existence immediately prior to the Petition Date and that are not impaired, affected or modified by the Final DIP Order and/or that have priority after the Petition Date by operation of Law, (2) the Carve-Out and (3) and as otherwise set forth in the Final DIP Order (the “Priming Liens”) and with respect to perfection, solely to the extent it may be achieved by the entry of the Final DIP Order and the perfection steps required to be taken under the DIP Collateral Documents.

(b)       The Priming Liens, (i) shall be subject and junior to the Carve-Out in all respects, (ii) shall be junior to Liens that are senior to the Primed Liens (unless such Liens are themselves Primed Liens), (iii) shall be senior to any Liens to which the Primed Liens are senior or rank pari passu, (iv) shall be senior in all respects to the interests of such property of the holders of the obligations in respect of the Primed Liens and (v) shall also be senior to any Liens granted after the Petition Date to provide adequate protection in respect of the Primed Liens.

(c)       In accordance with the Final DIP Order, all of the Liens described in this Section 5.19 shall be effective and perfected upon entry of the Final DIP Order, as applicable, without the necessity of the execution, recordation or filing by the Debtors of security agreements, control agreements, financing statements or other similar documents, or possession or control by the Collateral Agent of, or over, any Collateral, as set forth in the Final DIP Order.

ARTICLE VI

Affirmative Covenants

From and after the Closing Date and for so long as any Lender shall have any Commitment hereunder, any Loan or other Secured Obligation shall remain unpaid or unsatisfied (other than contingent indemnification obligations not yet due and payable, obligations under Secured Hedge Agreements and Secured Cash Management Obligations), or any Letter of Credit shall remain outstanding (other than Letters of Credit that have been Cash Collateralized or as to which other arrangements reasonably satisfactory to the Administrative Agent and the applicable L/C Issuer have been made), the Borrower shall, and shall (except in the case of the covenants set forth in Section 6.01, Section 6.02 and Section 6.03) cause each Restricted Subsidiary to:

Section 6.01          Financial Statements.  Deliver to the Administrative Agent for prompt further distribution to each Lender, within 15 days after the time periods specified below:

(a)          Annual Financials. Within 120 days (or 135 days in the case of the fiscal year containing the Conversion Date) after the end of each fiscal year (or if such day is not a Business Day, on the next succeeding Business Day) commencing with the first fiscal year ending after the Closing Date, consolidated balance sheets and the related statements of income and cash flows of the Borrower and its Subsidiaries (the Borrower and its Subsidiaries being collectively referred to as the “Companies”) as of the close of such fiscal year, and commencing with the first full fiscal year ending after the Conversion Date, audited by KPMG LLP or other independent public accountants of recognized national standing and accompanied by an opinion of such accountants to the effect that such consolidated financial statements fairly present in all material respects the financial condition and results of operations of the Companies on a consolidated basis in accordance with GAAP consistently applied; and

(b)          Quarterly Financials. Within 65 days (or 75 days in the case of the first fiscal quarter containing the Conversion Date) after the end of each of the first three fiscal quarters of each fiscal year (or if such day is not a Business Day, on the next succeeding Business Day), commencing with the first full fiscal quarter ending after the Closing Date, consolidated balance sheets and related statements of income and cash flows of the Companies as of the close of such fiscal quarter and the then elapsed portion of the fiscal year, each certified by a Financial Officer as fairly presenting in all material respects the financial condition and results of operations of the Companies on a consolidated basis in accordance with GAAP consistently applied, subject to the absence of footnotes and normal year-end audit adjustments;

(c)        Reconciliation. Simultaneously with the delivery of each set of consolidated financial statements referred to in Section 6.01(a) and (b) above, the related consolidating financial statements reflecting the adjustments necessary to eliminate the accounts of Unrestricted Subsidiaries (if any) from such consolidated financial statements.

Notwithstanding the foregoing, the obligations in paragraphs (a) and (b) of this Section 6.01 may be satisfied with respect to financial information of the Borrower and its Subsidiaries by furnishing (A) the applicable consolidated financial statements of any direct or indirect parent of the Borrower that, directly or indirectly, holds all of the Capital Stock of the Borrower, (B) Borrower’s (or any direct or indirect parent thereof, as applicable) Form 10-K or 10-Q, as applicable, filed with the SEC or (C) following an election by the Borrower pursuant to the definition of “GAAP,” the applicable financial statements determined in accordance with IFRS; provided that, with respect to each of clauses (A) and (B), (i) to the extent such information relates to a parent of the Borrower, such information is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to the Borrower (or such parent), on the one hand, and the information relating to the Borrower and its Restricted Subsidiaries on a standalone basis, on the other hand (which, for the avoidance of doubt, need not be audited) and (ii) to the extent such information is in lieu of information required to be provided under Section 6.01(a), such materials are accompanied by a report and opinion an independent registered public accounting firm of nationally recognized standing, which report and opinion, subject to the same exceptions set forth above in Section 6.01,  shall be prepared in accordance with generally accepted auditing standards.

Any information required to be delivered pursuant to Section 6.01(a) or 6.01(b) shall not be required to include acquisition method accounting adjustments relating to the Transactions (if applicable) or any Permitted Investment to the extent it is not practicable to include any such adjustments in such financial statement.

Section 6.02          Certificates; Other Information.  Deliver to the Administrative Agent for prompt further distribution to each Lender:

(a)          Compliance Certificate. No later than five (5) Business Days after the delivery of the financial statements referred to in Section 6.01(a) and (b), a duly completed Compliance Certificate signed by a Responsible Officer of the Borrower;

(b)          SEC Filings. Promptly after the same become publicly available, copies of all financial statements, reports and proxy statements mailed to the Borrower’s public shareholders generally, and copies of all registration statements (other than those on Form S‑8) and Form 8-K’s (to the extent that such Form 8-K’s disclose actual or potential adverse developments with respect to the Borrower or any of its Subsidiaries that constitute, or would reasonably be expected to constitute, a Material Adverse Effect) filed with the SEC or any national securities exchange;

(c)          Material Adverse Effect. Promptly after the furnishing thereof, copies of any material requests or material notices received by any Loan Party or any of its Restricted Subsidiaries (other than in the ordinary course of business) that could reasonably be expected to result in a Material Adverse Effect;

(d)          Other Required Information. Together with the delivery of the financial statements pursuant to Section 6.01(a) and each Compliance Certificate pursuant to Section 6.02(a), (i) a description of each event, condition or circumstance during the last fiscal quarter covered by such Compliance Certificate requiring a prepayment under Section 2.05(b), and (ii) a description as to whether a Default has occurred that is continuing and, if a Default has occurred that is continuing, specifying the details thereof and any action taken or proposed to be taken with respect thereto;

(e)          Budget. Applicable solely prior to the Conversion Date, on or before the last Business Day at the end of every 4-week period, commencing with the 4-week period ending November 6, 2020, a Budget and (ii) within 4 Business Days after the last Business Day at the end of every 4-week period, a variance report for any prior 4-week period included in the latest Budget delivered pursuant to Section 4.01(t) or this Section 6.02(e), (A) showing, for each week, actual total net cash receipts and disbursements, (B) noting therein variances on a rolling 4-week and cumulative (from the beginning of the Cases) basis from projected values set forth for such periods in the relevant Budget and (C) providing an explanation for all material variances, certified by a Financial Officer and in form and substance reasonably satisfactory to the Administrative Agent; provided that, for the avoidance of doubt, the existence of any variance (whether material or not) shall not constitute a Default or an Event of Default; and

(f)          Additional Information. Promptly, such additional information regarding the business, legal, financial or corporate affairs of any Loan Party or any Material Subsidiary, or compliance with the terms of the Loan Documents, as the Administrative Agent or any Lender through the Administrative Agent may from time to time reasonably request; provided that none of the Borrower nor any other Restricted Subsidiary will be required to disclose or permit the inspection or discussion of any document, information or other matter (i) that constitutes non-financial trade secrets or non-financial proprietary information, (ii) in respect of which disclosure to the Administrative Agent or any Lender (or their respective contractors) is prohibited by law, or any binding agreement or (iii) that is subject to attorney client or similar privilege or constitutes attorney work product.

Documents required to be delivered pursuant to Section 6.01(a), Section 6.01(b), Section 6.02(a), and Section 6.02(b) may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date (i) filed for public availability on the SEC’s Electronic Data Gathering and Retrieval System, (ii) on which the Borrower posts such documents, or provides a link thereto at www.frontier.com; (iii) on which such documents are posted on the Borrower’s behalf on an Internet or intranet website, if any, to which the Administrative Agent has access (whether a commercial, third-party website or whether sponsored by the Administrative Agent); provided that the Borrower shall notify (which may be by facsimile or electronic mail) the Administrative Agent of the posting of any such documents and provide to the Administrative Agent by electronic mail electronic versions (i.e., soft copies) of such documents.  The Administrative Agent shall have no obligation to request the delivery or to maintain copies of the documents referred to above, and in any event shall have no responsibility to monitor compliance by the Borrower with any such request for delivery, and each Lender shall be solely responsible for timely accessing posted documents or requesting delivery of paper copies of such documents from the Administrative Agent and maintaining its copies of such documents.

The Borrower hereby acknowledges that (a) the Administrative Agent and/or the Lead Arrangers will make available to the Lenders and the L/C Issuer materials and/or information provided by or on behalf of the Borrower hereunder (collectively, “Borrower Materials”) by posting the Borrower Materials on IntraLinks or another similar electronic system (the “Platform”) and (b) certain of the Lenders (each, a “Public Lender”) may have personnel who do not wish to receive material non-public information with respect to the Borrower or its Affiliates, or the respective securities of any of the foregoing, and who may be engaged in investment and other market-related activities with respect to such Persons’ securities.  The Borrower hereby agrees that it will use commercially reasonable efforts to identify that portion of the Borrower Materials that may be distributed to the Public Lenders and that (w) all such Borrower Materials shall be clearly and conspicuously marked “PUBLIC” which, at a minimum, shall mean that the word “PUBLIC” shall appear prominently on the first page thereof; (x) by marking Borrower Materials “PUBLIC,” the Borrower shall be deemed to have authorized the Administrative Agent, the Lead Arrangers, the L/C Issuer and the Lenders to treat such Borrower Materials as not containing any material non-public information (although it may be sensitive and proprietary) with respect to the Borrower or its Affiliates or any of their respective securities for purposes of United States Federal and state securities laws (provided, however, that to the extent such Borrower Materials constitute Information, they shall be treated as set forth in Section 10.08); (y) all Borrower Materials marked “PUBLIC” are permitted to be made available through a portion of the Platform designated “Public Side Information”; and (z) the Administrative Agent and the Lead Arrangers shall be entitled to treat any Borrower Materials that are not marked “PUBLIC” as being suitable only for posting on a portion of the Platform not designated “Public Side Information.”

Section 6.03          Notices.  Promptly after a Responsible Officer obtains actual knowledge thereof, notify the Administrative Agent for prompt further distribution to each Lender:

(a)          of the occurrence of any Default, which notice shall specify the nature thereof, the period of existence thereof and what action the Borrower proposes to take with respect thereto;

(b)          any litigation or governmental proceeding (including, without limitation, pursuant to any Environmental Laws) pending against the Borrower  or any of the Subsidiaries that could reasonably be expected to be determined adversely and, if so determined, to result in a Material Adverse Effect; and

(c)          of the occurrence of any ERISA Event or similar event with respect to a Foreign Plan that could reasonably be expected to have a Material Adverse Effect.

Section 6.04         Maintenance of Existence.  (a) Subject to any required approval by the Bankruptcy Court before the Conversion Date, preserve, renew and maintain in full force and effect its legal existence under the Laws of the jurisdiction of its organization or incorporation and (b) take all reasonable action to maintain all rights, privileges (including its good standing), permits, and licenses necessary or desirable in the normal conduct of its business, except in the case of clauses (a) (other than with respect to the Borrower) and (b), (i) to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect or (ii) pursuant to a transaction permitted by Section 7.04 or Section 7.05 or pursuant to the Acceptable Reorganization Plan.

Section 6.05          Maintenance of Properties.  Except (i) if the failure to do so could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, or (ii) for any transaction permitted pursuant to the Acceptable Reorganization Plan, (a) maintain, preserve and protect all of its material properties and equipment necessary in the operation of its business in good working order, repair and condition, ordinary wear and tear excepted and casualty or condemnation excepted, and (b) make all necessary renewals, replacements, modifications, improvements, upgrades, extensions and additions thereof or thereto in accordance with prudent industry practice.

Section 6.06          Maintenance of Insurance.  Maintain with financially sound and reputable insurance companies, insurance with respect to its properties and business against loss or damage of the kinds customarily insured against by Persons engaged in the same or similar business, of such types and in such amounts (after giving effect to any self-insurance reasonable and customary for similarly situated Persons engaged in the same or similar businesses as the Borrower and its Restricted Subsidiaries) as are customarily carried under similar circumstances by such other Persons.

Section 6.07          Compliance with Laws.  Except as otherwise excused by Debtor Relief Laws prior to the Conversion Date, with respect to any Debtor, comply in all respects with the requirements of all Laws and all orders, writs, injunctions, decrees and judgments applicable to it or to its business or property (including without limitation Environmental Laws, ERISA and Sanctions Laws and Regulations), except if the failure to comply therewith could not, individually or in the aggregate reasonably be expected to have a Material Adverse Effect.

Section 6.08          Books and Records.  Maintain proper books of record and account, in which entries that are full, true and correct in all material respects and are in conformity with GAAP consistently applied shall be made of all material financial transactions and matters involving the assets and business of the Borrower or such Subsidiary, as the case may be.

Section 6.09          Inspection Rights.  Permit representatives and independent contractors of the Administrative Agent and each Lender to visit and inspect the financial records of the Borrower and make extracts from and copies of such financial records, and to discuss the Borrower’s affairs, finances and accounts with its directors, managers, officers, and with the Borrower’s consent (which shall not be unreasonably withheld), the independent public accountants, all at the reasonable expense of the Borrower and at such reasonable times during normal business hours and as often as may be reasonably desired, upon reasonable advance notice to the Borrower; provided that, excluding any such visits and inspections during the continuation of an Event of Default, only the Administrative Agent on behalf of the Lenders may exercise rights of the Administrative Agent and the Lenders under this Section 6.09 and the Administrative Agent shall not exercise such rights more often than once during any calendar year absent the existence of an Event of Default and only one (1) such time shall be at the Borrower’s expense; provided, further, that when an Event of Default exists, the Administrative Agent or any Lender (or any of their respective representatives or independent contractors) may do any of the foregoing at the expense of the Borrower at any time during normal business hours and upon reasonable advance notice.  The Administrative Agent and the Lenders shall give the Borrower the opportunity to participate in any discussions with the Borrower’s independent public accountants.  Notwithstanding anything to the contrary in this Section 6.09, none of the Borrower or any Restricted Subsidiary will be required to disclose or permit the inspection or discussion of, any document, information or other matter (i) that constitutes non-financial trade secrets or non-financial proprietary information, (ii) in respect of which disclosure to the Administrative Agent or any Lender (or their respective representatives or contractors) is prohibited by Law or any binding agreement or (iii) that is subject to attorney client or similar privilege or constitutes attorney work product.

Section 6.10          Collateral Documents; Additional Guarantors.

(a)          Execute, and cause the Loan Parties and Pledgors to execute, any and all further documents, financing statements, agreements and instruments, and take all such further actions (including the filing and recording of financing statements, and other documents), that the Administrative Agent may reasonably request, to satisfy the Collateral and Guarantee Requirement or in connection with the Security Agreement and to cause the Collateral and Guarantee Requirement to be and remain satisfied and the security interest created under the Security Agreement (upon the execution and delivery thereof) to be and remain a valid and perfected security interest (with respect to any assets that are required to constitute Collateral at the time of such request pursuant to this Agreement), all at the expense of the Borrower and provide to the Administrative Agent, from time to time upon reasonable request, evidence reasonably satisfactory to the Administrative Agent as to the perfection and priority of the Liens created or intended to be created by the Collateral Documents.

(b)          If any additional direct or indirect Subsidiary of the Borrower is formed or acquired following the Closing Date and such Subsidiary is (1) a wholly owned domestic Subsidiary (other than an Excluded Subsidiary) or (2) any other domestic Subsidiary that may be designated by the Borrower in its sole discretion, within twenty (20) days after the date such Subsidiary is formed or acquired or meets such criteria (or first becomes subject to such requirement) (or such longer period as the Administrative Agent may agree in its sole discretion), notify the Administrative Agent thereof and, within sixty (60) days after the date such Subsidiary is formed or acquired or meets such criteria (or first becomes subject to such requirement) or such longer period as the Administrative Agent may agree in its sole discretion, cause such Subsidiary to become a Guarantor and Pledgor and cause the Collateral and Guarantee Requirement to be satisfied with respect to such Subsidiary.  Notwithstanding anything to the contrary herein or in any other Loan Document, (i) in no circumstance shall any Excluded Subsidiary become a Guarantor or a Pledgor unless designated as a Guarantor or Pledgor, as applicable, by Borrower in its sole discretion and (ii) to the extent the holders of any Subsidiary’s equity interests are prohibited from granting Liens on such equity interests to secure the Secured Obligations by any applicable Law, or the grant of any such Lien would require consent, approval, license or authorization of a Governmental Authority (unless such consent, approval, license or authorization has been received), in no circumstance shall such equity interests required to be pledged to secure the Secured Obligations.

Section 6.11          Use of Proceeds.  Use the proceeds of any Credit Extension, whether directly or indirectly, in a manner consistent with the uses set forth in Section 5.17.

Section 6.12          Further Assurances.

(a)        Promptly upon the reasonable request by the Administrative Agent, or any Lender through the Administrative Agent, the Borrower shall, and shall cause the Loan Parties (and if the Staggered Emergence is undertaken, with respect to any Designated Entity that is a Loan Party before the Conversion Date, on or promptly following the date such Designate Entity becomes a Restricted Subsidiary of the Borrower after the Conversion Date, and a Loan Party within the time periods specified in Section 6.10, such Designated Entity) to, (a) correct any material defect or error that may be discovered in the execution, acknowledgment, filing or recordation of any Loan Document, and (b) do, execute, acknowledge, deliver, record, re-record, file, re-file, register and re-register any and all such further acts, deeds, certificates, assurances and other instruments as the Administrative Agent, or any Lender through the Administrative Agent, may reasonably require from time to time in order to (i) carry out the purposes of the Loan Documents, (ii) to the fullest extent permitted by applicable law, subject to any Loan Party’s issued and outstanding equity interests to the Liens granted by the Pledge Agreement to the extent required thereunder and (iii) perfect and maintain the validity, effectiveness and priority of the Pledge Agreement and (upon the execution and delivery thereof) the Security Agreement and any Liens created thereunder;

Section 6.13          Designation of Restricted and Unrestricted Subsidiaries.

(a)       The Borrower may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause an Event of Default.  If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by the Borrower and its Restricted Subsidiaries in the Subsidiary designated as an Unrestricted Subsidiary will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments pursuant to Section 7.06 or under one or more clauses of the definition of Permitted Investments, as determined by the Borrower.  That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.  The Borrower may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause an Event of Default.

(b)        Any designation of a Subsidiary of the Borrower as an Unrestricted Subsidiary will be evidenced to the Administrative Agent by an Officer’s Certificate certifying that such designation complies with the preceding conditions and was permitted by Section 7.06.

(c)       The Borrower may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under Section 7.03 (including pursuant to Section 7.06(b)(v) treating such redesignation as an acquisition for the purpose of such clause (v)), calculated on a pro forma basis as if such designation had occurred at the beginning of the applicable reference period; and (2) no Default or Event of Default would be in existence following such designation.  Any such designation by the Borrower shall be evidenced to the Administrative Agent by an Officer’s Certificate certifying that such designation complies with the preceding condition.

Section 6.14          Payment of Taxes.  Except to the extent prohibited by Debtor Relief Laws and not otherwise authorized by the Bankruptcy Court prior to the Conversion Date (or with respect to any Designated Entities in the event of a Staggered Emergence, their emergence from bankruptcy), the Borrower will pay and discharge or cause to be paid and discharged, and will cause each of the Restricted Subsidiaries to pay and discharge, all Taxes imposed upon it or upon its income or profits, or upon any properties belonging to it, in each case on a timely basis, and all lawful claims which, if unpaid, may reasonably be expected to become a lien or charge upon any properties of the Borrower or any of the Restricted Subsidiaries not otherwise permitted under this Agreement; provided that neither the Borrower nor any of the Restricted Subsidiaries shall be required to pay or cause to be paid any such Tax or claim which is being contested in good faith and by proper proceedings if it has maintained adequate reserves with respect thereto in accordance with GAAP, or which, in the case of any such claim, would not reasonably be expected, individually or in the aggregate, to constitute a Material Adverse Effect.

Section 6.15         Nature of Business.  The Borrower and its Restricted Subsidiaries will engage only in material lines of business substantially similar to those lines of business conducted by the Borrower and its Restricted Subsidiaries on the Closing Date or the Conversion Date or any business reasonably related, complementary or ancillary thereto.

Section 6.16          [Reserved].

Section 6.17          [Reserved].

Section 6.18          Maintenance of Ratings.  The Borrower will use its commercially reasonable efforts to obtain, on or as promptly as practicable following the Conversion Date, (i) the public corporate rating or the public corporate family rating for the Company, as determined by the applicable Rating Agency, and (ii) ratings with respect to the Initial Term Loans, in each case from at least two Rating Agencies after giving effect to the consummation of the Acceptable Reorganization Plan (it being understood and agreed that in no event shall the Borrower be required to obtain or maintain ratings of a certain level).

Section 6.19          Limitation on Affiliate Transactions.

(a)      The Borrower shall not, and shall not permit any of its Restricted Subsidiaries to enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Borrower (an “Affiliate Transaction”) involving aggregate value in excess of $100.0 million unless:

(i)      the terms of such Affiliate Transaction taken as a whole are not materially less favorable to the Borrower or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable transaction at the time of such transaction or the execution of the agreement providing for such transaction in arm’s length dealings with a Person who is not such an Affiliate; and

(ii)      in the event such Affiliate Transaction involves an aggregate value in excess of $250.0 million, the terms of such transaction have been approved by a majority of the members of the Board of Directors.

Any Affiliate Transaction shall be deemed to have satisfied the requirements set forth in Section 6.19(a)(ii) if such Affiliate Transaction is approved by a majority of the Disinterested Directors, if any.

(b)       Section 6.19(a) shall not apply to:

(i)       any Restricted Payment or other transaction permitted to be made or undertaken pursuant to Section 7.06 hereof (including Permitted Payments), or any Permitted Investment;

(ii)      any issuance, transfer or sale of (a) Capital Stock, options, other equity-related interests or other securities, or other payments, awards or grants in cash, securities or otherwise to any Parent Entity or future, current or former employee, director, officer, manager, contractor, consultant or advisor (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Borrower, any of its Subsidiaries or any of its Parent Entities and (b) directors’ qualifying shares and shares issued to foreign nationals as required under applicable law;

(iii)      any Management Advances and any waiver or transaction with respect thereto;

(iv)     (a) any transaction between or among the Borrower and any Restricted Subsidiary (or entity that becomes a Restricted Subsidiary as a result of such transaction), or between or among Restricted Subsidiaries and (b) any merger, amalgamation or consolidation with any Parent Entity, provided that such Parent Entity shall have no material liabilities and no material assets other than cash, Cash Equivalents and the Capital Stock of the Borrower and such merger, amalgamation or consolidation is otherwise permitted under this Agreement;

(v)      the payment of compensation, fees, costs and expenses to, and indemnities (including under insurance policies) and reimbursements, employment and severance arrangements, and employee benefit and pension expenses provided on behalf of, or for the benefit of, future, current or former employees, directors, officers, managers, contractors, consultants, distributors or advisors (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Borrower, any Parent Entity or any Restricted Subsidiary (whether directly or indirectly and including through their Controlled Investment Affiliates or Immediate Family Members);

(vi)     the entry into and performance of obligations of the Borrower or any of its Restricted Subsidiaries under the terms of any transaction arising out of, and any payments pursuant to or for purposes of funding, any agreement or instrument in effect as of or on the Closing Date, the Conversion Date or entered into on or about the Closing Date or Conversion Date in connection with the Closing Date Transactions or Conversion Date Transactions, as applicable, as these agreements and instruments may be amended, modified, supplemented, extended, renewed or refinanced from time to time in accordance with the other terms of this Section 6.19 or to the extent not disadvantageous to the Lenders in any material respect in the reasonable determination of the Borrower  when taken as a whole as compared to the applicable agreement as in effect on the Closing Date or Conversion Date or when entered into in connection with the Closing Date Transactions or Conversion Date Transactions, as applicable;

(vii)    any transaction effected as part of a Qualified Securitization Financing or Receivables Facility, any disposition or acquisition of Securitization Assets, Receivables Assets or related assets in connection with any Qualified Securitization Financing or Receivables Facility;

(viii)    transactions with customers, vendors, clients, joint venture partners, suppliers, contractors, distributors or purchasers or sellers of goods or services, in each case in the ordinary course of business or consistent with past practice, which are fair to the Borrower or the relevant Restricted Subsidiary, in the reasonable determination of the Borrower or are on terms, taken as a whole, that are not materially less favorable as might reasonably have been obtained at such time from an unaffiliated party;

(ix)     any transaction between or among Borrower or any Restricted Subsidiary and any Person (including a joint venture, but excluding an Unrestricted Subsidiary) that is an Affiliate of the Borrower or an Associate or similar entity solely because the Borrower or a Restricted Subsidiary or any Affiliate of the Borrower or a Restricted Subsidiary owns an equity interest in or otherwise controls such Affiliate, Associate or similar entity;

(x)       any issuance, sale or transfer of Capital Stock (other than Disqualified Stock or Designated Preferred Stock) of the Borrower, any Parent Entity or any of its Restricted Subsidiaries or options, warrants or other rights to acquire such Capital Stock and the granting of registration and other customary rights (and the performance of the related obligations) in connection therewith or any contribution to capital of the Borrower or any Restricted Subsidiary;

(xi)      [reserved];

(xii)     [reserved];

(xiii)    the Transactions and the payment of all fees, costs and expenses (including all legal, accounting and other professional fees, costs and expenses) related to the Transactions, including Transaction Expenses;

(xiv)    transactions in which the Borrower or any Restricted Subsidiary, as the case may be, delivers to the Administrative Agent a letter from an Independent Financial Advisor stating that such transaction is fair to the Borrower or such Restricted Subsidiary from a financial point of view or meets the requirements of Section 6.19(a)(i) hereof;

(xv)     the existence of, or the performance by the Borrower or any Restricted Subsidiary of its obligations under the terms of, any equityholders, investor rights or similar agreement (including any registration rights agreement or purchase agreements related thereto) to which it is party as of the Closing Date and any similar agreement that it (or any Parent Entity) may enter into thereafter; provided, however, that the existence of, or the performance by the Borrower or any Restricted Subsidiary (or any Parent Entity) of its obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Closing Date will only be permitted under this clause to the extent that the terms of any such amendment or new agreement are not otherwise, when taken as a whole, more disadvantageous to the Lenders in any material respect in the reasonable determination of the Borrower than those in effect on the Closing Date;

(xvi)    any purchases by the Borrower’s Affiliates of Indebtedness or Disqualified Stock of the Borrower or any of the Restricted Subsidiaries the majority of which Indebtedness or Disqualified Stock is purchased by Persons who are not the Borrower’s Affiliates; provided that such purchases by the Borrower’s Affiliates are on the same terms as such purchases by such Persons who are not the Borrower’s Affiliates;

(xvii)   (i) investments by Affiliates in securities or loans of the Borrower or any of its Restricted Subsidiaries (and payment of reasonable out-of-pocket expenses incurred by such Affiliates in connection therewith) so long as the investment is being offered by the Borrower or such Restricted Subsidiary generally to other non-affiliated third party investors on the same or more favorable terms and (ii) payments to Affiliates in respect of securities or loans of the Borrower or any of its Restricted Subsidiaries contemplated in the foregoing subclause (i) or that were acquired from Persons other than the Borrower and its Restricted Subsidiaries, in each case, in accordance with the terms of such securities or loans;

(xviii)  payments by any Parent Entity, the Borrower and its Restricted Subsidiaries pursuant to any tax sharing or receivable agreements or other equity agreements in respect of Related Taxes among any such Parent Entity, the Borrower and its Restricted Subsidiaries on customary terms to the extent attributable to the ownership or operation of the Borrower and its Subsidiaries;

(xix)    payments, Indebtedness and Disqualified Stock (and cancellation of any thereof) of the Borrower and its Restricted Subsidiaries and Preferred Stock (and cancellation of any thereof) of any Restricted Subsidiary to any future, current or former employee, director, officer, manager, contractor, consultant or advisor (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Borrower, any of its Subsidiaries or any of its Parent Entities pursuant to any management equity plan, stock option plan, phantom equity plan or any other management, employee benefit or other compensatory plan or agreement (and any successor plans or arrangements thereto), employment, termination or severance agreement, or any stock subscription or equityholder agreement with any such employee, director, officer, manager, contractor, consultant or advisor (or their respective Controlled Investment Affiliates or Immediate Family Members) that are, in each case, approved by the Borrower in good faith;

(xx)     any management equity plan, stock option plan, phantom equity plan or any other management, employee benefit or other compensatory plan or agreement (and any successor plans or arrangements thereto), employment, termination or severance agreement, or any stock subscription or equityholder agreement between the Borrower or its Restricted Subsidiaries and any distributor, employee, director, officer, manager, contractor, consultant or advisor (or their respective Controlled Investment Affiliates or Immediate Family Members) approved by the reasonable determination of the Borrower or entered into in connection with the Transactions;

(xxi)     any transition services arrangement, supply arrangement or similar arrangement entered into in connection with or in contemplation of the disposition of assets or Capital Stock in any Restricted Subsidiary permitted under Section 7.05 hereof or entered into with any Business Successor, in each case, that the Borrower determines in good faith is either fair to the Borrower or otherwise on customary terms for such type of arrangements in connection with similar transactions;

(xxii)    transactions entered into by an Unrestricted Subsidiary with an Affiliate prior to the day such Unrestricted Subsidiary is redesignated as a Restricted Subsidiary under Section 6.13 and pledges of Capital Stock of Unrestricted Subsidiaries;

(xxiii)   (i) any lease entered into between the Borrower or any Restricted Subsidiary, as lessee, and any Affiliate of the Borrower, as lessor and (ii) any operational services arrangement entered into between the Borrower or any Restricted Subsidiary and any Affiliate of the Borrower, in each case, which is approved as being on arm’s length terms by the reasonable determination of the Borrower;

(xxiv)   intellectual property licenses and research and development agreements in the ordinary course of business or consistent with past practice;

(xxv)    payments to or from, and transactions with, any Subsidiary or any joint venture in the ordinary course of business or consistent with past practice (including any cash management arrangements or activities related thereto);

(xxvi)   the payment of fees, costs and expenses related to registration rights and indemnities provided to equityholders pursuant to equityholders, investor rights, registration rights or similar agreements;

(xxvii)   any Permitted Intercompany Activities, Permitted Tax Restructuring, Intercompany License Agreements and related transactions; and

(xxviii)   any Plan Contribution.

(c)          In addition, if the Borrower or any of its Restricted Subsidiaries (i) purchases or otherwise acquires assets or properties from a Person which is not an Affiliate, the purchase or acquisition by an Affiliate of the Borrower of an interest in all or a portion of the assets or properties acquired shall not be deemed an Affiliate Transaction (or cause such purchase or acquisition by the Borrower or a Restricted Subsidiary to be deemed an Affiliate Transaction) or (ii) sells or otherwise disposes of assets or other properties to a Person who is not an Affiliate, the sale or other disposition by an Affiliate of the Borrower of an interest in all or a portion of the assets or properties sold shall not be deemed an Affiliate Transaction (or cause such sale or other disposition by the Borrower or a Restricted Subsidiary to be deemed an Affiliate Transaction).

Section 6.20          Bankruptcy Matters.

(a)        Solely prior to the Conversion Date, the Borrower shall maintain a cash management system in accordance with Cash Management Order and the Final DIP Order.

(b)       Solely prior to the Conversion Date, the Borrower will, to the extent reasonably practicable, deliver to the Administrative Agent, and in the case of clause (ii) of this subsection, to its legal counsel, no later than three (3) days in advance of filing with the Bankruptcy Court, (i) all material proposed orders, pleadings, motions, briefs, applications, agreements and other filings to be made by the Debtors after the Closing Date; (ii) all proposed orders, pleadings, motions, briefs, applications, agreements and other filings to be made by the Debtors after the Closing Date related to the Initial Term Loans; and (iii) any Reorganization Plan filed by the Debtors after the Closing Date (or any other disclosure statements related to any such Reorganization Plan); provided that the Borrower shall not be required to deliver any such documents provided by any party in interest to the extent that any such document is filed under seal.

(c)        Solely prior to the Conversion Date, the Borrower shall deliver to the Administrative Agent all documents required to be delivered to creditors under the RSA, any applicable restructuring support agreement or any case stipulation; provided that the Borrower shall not be required to deliver any such documents provided by any party in interest to the extent that any such document is filed under seal; provided, further, that such documents that are filed under seal, to the extent permitted by applicable law, shall be provided to the advisors to the Administrative Agent on a professional eyes’ only basis.

ARTICLE VII

Negative Covenants

From and after the Closing Date and for so long as any Lender shall have any Commitment hereunder, any Loan or other Secured Obligation shall remain unpaid or unsatisfied (other than contingent indemnification obligations not yet due and payable, obligations under Secured Hedge Agreements and Secured Cash Management Obligations), or any Letter of Credit shall remain outstanding (other than Letters of Credit that have been Cash Collateralized or as to which other arrangements reasonably satisfactory to the Administrative Agent and the applicable L/C Issuer have been made):

Section 7.01          Liens.

(a)          The Borrower shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create, Incur or permit to exist any Lien that secures obligations under any Indebtedness or any related guarantee, on any asset or property of the Borrower or any Subsidiary Guarantor, unless (i) in the case any such Lien is on any Collateral, such Lien (x) expressly has junior lien priority on the Collateral relative to the Secured Obligations or (y) is a Permitted Lien and (ii) in the case any such Lien is on any asset or property that is not Collateral, (x) the Secured Obligations are equally and ratably secured with (or on a senior basis to, in the case such Lien secures any Subordinated Indebtedness) the Obligations secured by such Lien until such time as such Obligations are no longer secured by such Lien or (y) such Lien is a Permitted Lien.

(b)          With respect to any Lien securing Indebtedness that was permitted to secure such Indebtedness at the time of the Incurrence of such Indebtedness, such Lien shall also be permitted to secure any Increased Amount of such Indebtedness.  The “Increased Amount” of any Indebtedness shall mean any increase in the amount of such Indebtedness in connection with any accrual of interest, the accretion of accreted value, the amortization of original issue discount, the payment of interest in the form of additional Indebtedness with the same terms, accretion of original issue discount or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies or increases in the value of property securing Indebtedness.

Section 7.02          [Reserved].

Section 7.03          Indebtedness.

(a)          The Borrower shall not, and shall not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (including Acquired Indebtedness); provided, however, that the Borrower and any of its Restricted Subsidiaries may Incur additional Indebtedness (including Acquired Indebtedness), if on the date of such Incurrence and after giving pro forma effect thereto (including pro forma application of the proceeds thereof), (x) if such Indebtedness is secured by a Lien on the Collateral that is pari passu with the Liens securing the Initial Term Loans, the Consolidated First Lien Secured Leverage Ratio for the most recently ended Test Period does not exceed 1.35:1.00, and (y) if such Indebtedness is secured by a Lien on the Collateral that is junior to the Liens securing the Initial Term Loans, is secured by assets not constituting Collateral or is unsecured, the Consolidated Total Leverage Ratio for the most recently ended Test Period does not exceed 4.50:1.00; provided, that (A) upon the effectiveness of such Indebtedness, except in connection with a Limited Condition Transaction (in which case no Specified Default shall have occurred and is continuing or would result therefrom), no Default or Event of Default has occurred and is continuing or shall result therefrom (or, in the case of incurrences in connection with a Permitted Investment or other Investment not prohibited hereunder, no Specified Default shall have occurred and is continuing or would result therefrom), (B) such Indebtedness shall not mature earlier than the Maturity Date applicable to the Initial Term Loans, provided that the foregoing requirements of this clause (B) shall not apply to the extent such Indebtedness constitutes Inside Maturity Debt, (C) as of the date of the incurrence of such Indebtedness, the Weighted Average Life to Maturity of such Indebtedness shall not be shorter than that of the Term Loans, provided that the foregoing requirements of this clause (C) shall not apply to the extent such Indebtedness constitutes Inside Maturity Debt, (D) the other terms and conditions of such Indebtedness (excluding pricing, optional prepayment or redemption terms) shall not be more restrictive (taken as a whole) than those applicable to the Term Loans, except to the extent the terms of the Term Loans are modified to benefit from such more restrictive provisions, or such more restrictive provisions reflect market terms on the date of incurrence or issuance of such Indebtedness (as reasonably determined by the Borrower in good faith), (E) if such Indebtedness is secured by the Collateral, such Indebtedness shall be subject to a Customary Intercreditor Agreement (which, to the extent such Indebtedness is funded into escrow, may be effective (or entered into) only immediately after the proceeds thereof are released from such escrow), and (F) if such Indebtedness is in the form of MFN Qualifying Term Loans, then the MFN Adjustment shall be made to the Initial Term Loans to the extent otherwise required under Section 2.14(b) as if such Indebtedness were incurred thereunder (other than to the extent such Indebtedness constitutes a customary bridge facility, so long as the long-term Indebtedness into which such customary bridge facility is to be converted or exchanged would not otherwise be subject to the MFN Adjustments).

(b)          Section 7.03 (a) shall not prohibit the Incurrence of the following Indebtedness;

(i)         Indebtedness of the Borrower and any of its Restricted Subsidiaries under the Loan Documents, including any refinancing thereof incurred under Section 2.18, Indebtedness incurred under Section 2.14, Section 2.15 or Section 2.17, and in each case, any Refinancing Indebtedness thereof (or successive Refinancing Indebtedness thereof);

(ii)          Guarantees by the Borrower or any Restricted Subsidiary of Indebtedness or other obligations of the Borrower or any Restricted Subsidiary so long as the Incurrence of such Indebtedness or other obligations is not prohibited by the terms of this Agreement;

(iii)         Indebtedness of the Borrower to any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary to the Borrower or any Restricted Subsidiary; provided however, that:

(A)        any subsequent issuance or transfer of Capital Stock or any other event which results in any such Indebtedness being held by a Person other than the Borrower or a Restricted Subsidiary; and

(B)        any sale or other transfer of any such Indebtedness to a Person other than the Borrower or a Restricted Subsidiary,

shall be deemed, in each case, to constitute an Incurrence of such Indebtedness by the Borrower or such Restricted Subsidiary, as the case may be;

(iv)  Indebtedness represented by (A) the First-Priority Senior Secured Note, including any Guarantee thereof, and any Refinancing Indebtedness thereof (or successive Refinancing Indebtedness thereof), (B) the Prepetition Second Lien Notes, including any Guarantee thereof, (C) the Existing Unsecured Notes, including any Guarantee thereof, (D) any Indebtedness (other than Indebtedness incurred pursuant to Section 7.03(b)(i) and the other clauses of this Section 7.03(b)(iv)) outstanding on the Closing Date and any Guarantee thereof, (E) the Prepetition Subsidiary Debt, and any Refinancing Indebtedness thereof (or successive Refinancing Indebtedness thereof), (F) Refinancing Indebtedness Incurred in respect of any Indebtedness described in this Section 7.03(b)(iv) (other than clauses (A), (C), (E), (H), (I) and (J)), Section 7.03(b)(ii) or 7.03(b)(v) or Incurred pursuant to Section 7.03(a), (G) Management Advances, (H) the DIP Revolving Facility and the Exit Revolving Facility, including any Guarantee thereof, and any Refinancing Indebtedness thereof (or successive Refinancing Indebtedness thereof), (I) any Prepetition Term Facility, including any Guarantee thereof and any Refinancing Indebtedness thereof (or successive Refinancing Indebtedness thereof) and (J) obligations in an amount not to exceed $49 million with respect to letters of credit that are issued to replace letters of credit outstanding as of the Closing Date and that, if secured, are secured only by Liens permitted under clause (pp) of the definition of “Permitted Liens”;

(v)    Indebtedness of (x) the Borrower or any Restricted Subsidiary incurred or issued to finance an acquisition or Investment or (y) Persons that are acquired by the Borrower or any Restricted Subsidiary (or merged into, amalgamated or consolidated with the the Borrower or a Restricted Subsidiary in accordance with the terms of this Agreement (including designating an Unrestricted Subsidiary as a Restricted Subsidiary); provided that after giving pro forma effect to such acquisition, merger, amalgamation or consolidation, either:

(A)           the Borrower would be permitted to incur at least $1.00 of additional Indebtedness pursuant to Section 7.03(a);

(B)           the Consolidated Total Leverage Ratio of the Borrower and its Restricted Subsidiaries would not be higher than it was immediately prior to such acquisition, merger, amalgamation or consolidation; or

(C)           such Indebtedness constitutes Acquired Indebtedness (other than Indebtedness incurred in contemplation of the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary or was otherwise acquired by the Borrower or a Restricted Subsidiary); provided that, in the case of this clause (C), the only obligors with respect to such Indebtedness shall be those Persons who were obligors of such Indebtedness prior to such acquisition, merger, amalgamation or consolidation;

(vi)        Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes);

(vii)      Indebtedness represented by Capitalized Lease Obligations or Purchase Money Obligations or arising out of Sale and Leaseback Transactions in an aggregate outstanding principal amount, which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause and then outstanding, does not exceed (x) prior to the Conversion Date, $400.0 million and (y) after the Conversion Date, the greater of (x) $700.0 million and (y) 25% of LTM EBITDA at the time of Incurrence and any Refinancing Indebtedness in respect thereof;

(viii)      Indebtedness in respect of (i) workers’ compensation claims, health, disability or other employee benefits, property, casualty or liability insurance, self-insurance obligations, customer guarantees, performance, indemnity, surety, judgment, bid, appeal, advance payment (including progress premiums), customs, value added or other tax or other guarantees or other similar bonds, instruments or obligations, completion guarantees and warranties or relating to liabilities, obligations or guarantees Incurred in the ordinary course of business or consistent with past practice; (ii) the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business or consistent with past practice; (iii) customer deposits and advance payments (including progress premiums) received from customers for goods or services purchased in the ordinary course of business or consistent with past practice; (iv) letters of credit, bankers’ acceptances, discounted bills of exchange, discounting or factoring of receivables or payables for credit management purposes, warehouse receipts, guarantees or other similar instruments or obligations issued or entered into, or relating to liabilities or obligations Incurred in the ordinary course of business or consistent with past practice; (v) Cash Management Obligations and (vi) Settlement Indebtedness;

(ix)       Indebtedness arising from agreements providing for guarantees, indemnification, obligations in respect of earn-outs, deferred purchase price or other adjustments of purchase price or, in each case, similar obligations, in each case, Incurred or assumed in connection with the acquisition or disposition of any business, assets, a Person (including any Capital Stock of a Subsidiary) or Investment (other than Guarantees of Indebtedness Incurred by any Person acquiring or disposing of such business, assets, Person or Investment for the purpose of financing such acquisition or disposition);

(x)        Indebtedness in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause (x) and then outstanding, will not exceed 100.0% of the net after-tax cash proceeds received by the Borrower from the issuance or sale (other than to a Restricted Subsidiary) of its Capital Stock or otherwise contributed to the equity (in each case, other than through the issuance of Disqualified Stock, Designated Preferred Stock or an Excluded Contribution) of the Borrower, in each case, subsequent to the Closing Date, and any Refinancing Indebtedness in respect thereof; provided, however, that (i) any such net after-tax cash proceeds that are so received or contributed shall not increase the amount available for making Restricted Payments to the extent the Borrower and its Restricted Subsidiaries Incur Indebtedness in reliance thereon and (ii) any net after-tax cash proceeds that are so received or contributed shall be excluded for purposes of Incurring Indebtedness pursuant to this clause (x) to the extent such net after-tax cash proceeds or cash have been applied to make Restricted Payments;

(xi)        Indebtedness of Non-Loan Parties in an aggregate principal amount not to exceed (x) prior to the Conversion Date, $625.0 million and (y) after the Conversion Date, the greater of (i) $625.0 million and (ii) 22.5% of LTM EBITDA at the time of incurrence, and any Refinancing Indebtedness in respect thereof;

(xii)        (i) Indebtedness issued by the Borrower or any of its Subsidiaries to any future, present or former employee, director, officer, manager, contractor, consultant or advisor (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Borrower any of its Subsidiaries or any Parent Entity, in each case to finance the purchase or redemption of Capital Stock of the Borrower or any Parent Entity that is permitted by Section 7.06 hereof and (ii) Indebtedness consisting of obligations under deferred compensation or any other similar arrangements incurred in the ordinary course of business, consistent with past practice or in connection with the Transactions, any Investment or any acquisition (by merger, consolidation, amalgamation or otherwise);

(xiii)      Indebtedness of the Borrower or any of its Restricted Subsidiaries consisting of (i) the financing of insurance premiums or (ii) take-or-pay obligations contained in supply arrangements, in each case Incurred in the ordinary course of business or consistent with past practice;

(xiv)       Indebtedness in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause (xiv) and then outstanding and any Refinancing Indebtedness in respect thereof, will not exceed (x) prior to the Conversion Date, $500.0 million and (y) after the Conversion Date, the greater of (a) $1,000.0 million and (b) 35% of LTM EBITDA;

(xv)        Indebtedness in respect of any Qualified Securitization Financing or any Receivables Facility;

(xvi)       any obligation, or guaranty of any obligation, of the Borrower or any Restricted Subsidiary to reimburse or indemnify a Person extending credit to customers of the Borrower or a Restricted Subsidiary incurred in the ordinary course of business or consistent with past practice for all or any portion of the amounts payable by such customers to the Person extending such credit;

(xvii)      Indebtedness to a customer to finance the acquisition of any equipment necessary to perform services for such customer; provided that the terms of such Indebtedness are consistent with those entered into with respect to similar Indebtedness prior to the Closing Date, including, if so consistent, that (1) the repayment of such Indebtedness is conditional upon such customer ordering a specific amount of goods or services and (2) such Indebtedness does not bear interest or provide for scheduled amortization or maturity;

(xviii)     [reserved];

(xix)       Indebtedness of the Borrower or any of its Restricted Subsidiaries arising pursuant to any Permitted Intercompany Activities, Permitted Tax Restructuring or related transactions;

(xx)       Indebtedness represented by the Takeback Debt issued on or about the Conversion Date in an aggregate principal amount outstanding at the time of incurrence not to exceed $750 million, including any guarantee thereof and any Refinancing Indebtedness in respect thereof;

(xxi)       Indebtedness of the Borrower or any of its Restricted Subsidiaries attributable to any Sale and Leaseback Transaction or similar transaction entered into by the Company or any of its Restricted Subsidiaries in connection with a Plan Contribution; and

(xxii)      (i) Indebtedness (in the form of senior secured, senior unsecured, senior subordinated, or subordinated notes or loans) incurred by the Borrower or any Restricted Subsidiary to the extent that the Borrower shall have been permitted to incur such Indebtedness pursuant to, and such Indebtedness shall be deemed to be incurred in reliance on, Section 2.14; provided that (A) upon the effectiveness of such Indebtedness, except in connection with a Limited Condition Transaction (in which case no Specified Default shall have occurred and is continuing or would result therefrom), no Default or Event of Default has occurred and is continuing or shall result therefrom (or, in the case of incurrences in connection with a Permitted Investment or other Investment not prohibited hereunder, no Specified Default shall have occurred and is continuing or would result therefrom), (B) such Indebtedness shall not mature earlier than the Maturity Date applicable to the Initial Term Loans, provided that the foregoing requirements of this clause (B) shall not apply to the extent such Indebtedness constitutes Inside Maturity Debt, (C) as of the date of the incurrence of such Indebtedness, the Weighted Average Life to Maturity of such Indebtedness shall not be shorter than that of the Term Loans, provided that the foregoing requirements of this clause (C) shall not apply to the extent such Indebtedness constitutes Inside Maturity Debt, (D) if such Indebtedness is incurred by a Loan Party, no Restricted Subsidiary is an obligor with respect to such Indebtedness unless such Restricted Subsidiary is a Loan Party which shall have previously or substantially concurrently guaranteed the Secured Obligations, (E) the other terms and conditions of such Indebtedness (excluding pricing, optional prepayment or redemption terms) reflect market terms on the date of incurrence or issuance of such Indebtedness (as reasonably determined by the Borrower in good faith), (F) if such Indebtedness is secured by the Collateral, such Indebtedness shall be subject to a Customary Intercreditor Agreement (which, to the extent such Indebtedness is funded into escrow, may be effective (or entered into) only immediately after the proceeds thereof are released from such escrow), (G) if such Indebtedness is in the form of   MFN Qualifying Term Loans, then the MFN Adjustment shall be made to the Initial Term Loans to the extent otherwise required under Section 2.14(b) (other than to the extent such Indebtedness constitutes a customary bridge facility, so long as the long-term Indebtedness into which such customary bridge facility is to be converted or exchanged would not otherwise be subject to the MFN Adjustments) (such Indebtedness incurred pursuant to this clause (xxii) being referred to as “Permitted Alternative Incremental Facilities Debt”) and (ii) any Refinancing Indebtedness incurred under the foregoing clause (xxii)(i).

(c)          For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness Incurred pursuant to and in compliance with, this Section 7.03:

(i)          in the event that all or any portion of any item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in Sections 7.03(a) and (b), the Borrower, in its sole discretion, will classify, and subject to Section 7.03(c)(iii), may from time to time reclassify, such item of Indebtedness (or any portion thereof) and only be required to include the amount and type of such Indebtedness in Section 7.03(a) or in one of the clauses of Section 7.03(b);

(ii)          additionally, subject to Section 7.03(c)(iii), all or any portion of any item of Indebtedness may later be reclassified as having been Incurred pursuant to any type of Indebtedness described in Sections 7.03(a) and (b) so long as such Indebtedness is permitted to be Incurred pursuant to such provision and any related Liens are permitted to be incurred at the time of reclassification (it being understood that any Indebtedness incurred pursuant to one of the clauses of Section 7.03(b) shall cease to be deemed incurred or outstanding for purposes of such clause but shall be deemed incurred for the purposes of Section 7.03(a) from and after the first date on which the Borrower or its Restricted Subsidiaries could have incurred such Indebtedness under Section 7.03(a) without reliance on such clause);

(iii)        (x) all Indebtedness under this Agreement and any Refinancing Indebtedness thereof (or successive Refinancing Indebtedness thereof) shall be deemed to have been incurred under Section 7.03(b)(i) and such Indebtedness shall at all times be deemed incurred under such clause and shall not be reclassified, (y) all Indebtedness under the First-Priority Senior Secured Notes and any Refinancing Indebtedness thereof (or successive Refinancing Indebtedness thereof) shall be deemed to have been incurred under Section 7.03(b)(iv)(A) and such Indebtedness shall at all times be deemed incurred under such clause and shall not be reclassified and (z) all Indebtedness under the DIP Revolving Facility and the Exit Revolving Facility and any Refinancing Indebtedness thereof (or successive Refinancing Indebtedness thereof) shall be deemed to have been incurred under Section 7.03(b)(iv)(H) and such Indebtedness shall at all times be deemed incurred under such clause and shall not be reclassified;

(iv)         in the case of any Refinancing Indebtedness, when measuring the outstanding amount of such Indebtedness, such amount shall not include the aggregate amount of accrued and unpaid interest, dividends, premiums (including tender premiums), defeasance costs, underwriting discounts, fees, costs and expenses (including original issue discount, upfront fees or similar fees) in connection with such refinancing;

(v)          Guarantees of, or obligations in respect of letters of credit, bankers’ acceptances or other similar instruments relating to, or Liens securing, Indebtedness that is otherwise included in the determination of a particular amount of Indebtedness shall not be included;

(vi)         [Reserved];

(vii)       the principal amount of any Disqualified Stock of the Borrower or a Restricted Subsidiary, or Preferred Stock of a Restricted Subsidiary, will be equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the liquidation preference thereof;

(viii)      Indebtedness permitted by this Section 7.03 need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this Section 7.03 permitting such Indebtedness;

(ix)       for all purposes under this Agreement, including for purposes of calculating the Consolidated First Lien Secured Leverage Ratio or the Consolidated Total Leverage Ratio, as applicable, in connection with the incurrence, issuance or assumption of any Indebtedness pursuant to Sections 7.03(a) or (b) or the incurrence or creation of any Lien pursuant to the definition of “Permitted Liens,” the Borrower may elect, at its option, to treat all or any portion of the committed amount of any Indebtedness (and the issuance and creation of letters of credit and bankers’ acceptances thereunder) which is to be incurred (or any commitment in respect thereof) or secured by such Lien, as the case may be (any such committed amount elected until revoked as described below, the “Reserved Indebtedness Amount”), as being incurred as of such election date, and, if such Consolidated First Lien Secured Leverage Ratio, the Consolidated Total Leverage Ratio or other provision of this Agreement, as applicable, is complied with (or satisfied) with respect thereto on such election date, any subsequent borrowing or reborrowing thereunder (and the issuance and creation of letters of credit and bankers’ acceptances thereunder) will be deemed to be permitted under this Section 7.03 or the definition of “Permitted Liens,” as applicable, whether or not the Consolidated First Lien Secured Leverage Ratio,  the Consolidated Total Leverage Ratio or other provision of this Agreement, as applicable, at the actual time of any subsequent borrowing or reborrowing (or issuance or creation of letters of credit or bankers’ acceptances thereunder) is complied with (or satisfied) for all purposes (including as to the absence of any continuing Default or Event of Default); provided that for purposes of subsequent calculations of the Consolidated First Lien Secured Leverage Ratio, the Consolidated Total Leverage Ratio or other provision of this Agreement, as applicable, the Reserved Indebtedness Amount shall be deemed to be outstanding, whether or not such amount is actually outstanding, for so long as such commitments are outstanding or until the Borrower revokes an election of a Reserved Indebtedness Amount;

(x)          [Reserved].

(xi)        notwithstanding anything in this Section 7.03 to the contrary, in the case of any Indebtedness incurred to refinance Indebtedness initially incurred in reliance on a clause of Section 7.03(b) measured by reference to a percentage of LTM EBITDA at the time of incurrence, if such refinancing would cause the percentage of LTM EBITDA restriction to be exceeded if calculated based on the percentage of LTM EBITDA on the date of such refinancing, such percentage of LTM EBITDA restriction shall not be deemed to be exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced, plus accrued and unpaid interest, dividends, premiums (including tender premiums), defeasance costs, underwriting discounts, fees, costs and expenses (including original issue discount, upfront fees or similar fees) in connection with such refinancing; and

(xii)        the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with GAAP.

(d)          Accrual of interest, accrual of dividends, the accretion of accreted value, the accretion or amortization of original issue discount, the payment of interest in the form of additional Indebtedness, the payment of dividends in the form of additional shares of Preferred Stock or Disqualified Stock or the reclassification of commitments or obligations not treated as Indebtedness due to a change in GAAP, will not be deemed to be an Incurrence of Indebtedness for purposes of this Section 7.03.

(e)          If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary, any Indebtedness of such Subsidiary shall be deemed to be Incurred by a Restricted Subsidiary of the Borrower as of such date (and, if such Indebtedness is not permitted to be Incurred as of such date under this Section 7.03, the Borrower, as applicable, shall be in default of this Section 7.03).

(f)          For purposes of determining compliance with any Dollar-denominated restriction on the incurrence of Indebtedness, the Dollar equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided, that if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable Dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such Dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed (a) the principal amount of such Indebtedness being refinanced plus (b) the aggregate amount of accrued and unpaid interest, dividends, premiums (including tender premiums), defeasance costs, underwriting discounts, fees, costs and expenses (including original issue discount, upfront fees or similar fees) in connection with such refinancing.

(g)         Notwithstanding any other provision of this Section 7.03, the maximum amount of Indebtedness that the Borrower or a Restricted Subsidiary may Incur pursuant to this Section 7.03 shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies.  The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Indebtedness is denominated that is in effect on the date of such refinancing.

(i)          This Agreement will not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (2) senior Indebtedness as subordinated or junior to any other senior Indebtedness merely because it has a junior priority with respect to the same collateral or is secured by different collateral or because it is guaranteed by different obligors.

Section 7.04          Merger and Consolidation:

(a)          The Borrower will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets, in one transaction or a series of related transactions, to any Person, unless:

(A)          the Borrower is the surviving Person or the resulting, surviving or transferee Person (the “Successor Company”) will be a Person organized or existing under the laws of the jurisdiction of the Borrower or the United States of America, any State of the United States or the District of Columbia or any territory thereof and the Successor Company (if not the Borrower) will expressly assume all the obligations of the Borrower under the Loan Documents;

(B)          immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the applicable Successor Company or any Subsidiary of the applicable Successor Company as a result of such transaction as having been incurred by the applicable Successor Company or such Subsidiary at the time of such transaction), no Event of Default shall have occurred and be continuing;

(C)          immediately after giving pro forma effect to such transaction, either (a) the applicable Successor Company would be able to incur at least an additional $1.00 of Indebtedness pursuant to Section 7.03(a), or (b) the Consolidated Total Leverage Ratio of the Borrower and its Restricted Subsidiaries would not be higher than it was immediately prior to giving effect to such transaction;

(D)          to the extent any assets of the Person which is merged or consolidated with or into the Borrower are assets of the type which would constitute Collateral under the Collateral Documents, the Borrower or the Successor Company, as applicable, will take such action, if any, as may be reasonably necessary to cause such property and assets to be made subject to the Lien of the applicable Collateral Documents in the manner and to the extent required in this Agreement or the applicable Collateral Documents and shall take all reasonably necessary action so that such Lien is perfected to the extent required by the applicable Collateral Documents; and

(E)          the Administrative Agent shall have received all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the USA PATRIOT Act reasonably requested by the Lenders.

(b)          [Reserved]

(c)          The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Borrower under this Agreement, and the Borrower will automatically and unconditionally be released and discharged from its obligations under this Agreement (except in the case of a lease).

(d)          [Reserved].

(e)          Notwithstanding any other provision of this Section 7.04, (i) the Borrower may consolidate or otherwise combine with, merge into or transfer all or part of its properties and assets to a Guarantor, (ii) the Borrower may consolidate or otherwise combine with or merge into an Affiliate incorporated or organized for the purpose of changing the legal domicile of the Borrower, reincorporating the Borrower in another jurisdiction, or changing the legal form of the Borrower, (iii) any Restricted Subsidiary may consolidate or otherwise combine with, merge into or transfer all or part of its properties and assets to the Borrower or a Guarantor, (iv) any Restricted Subsidiary may consolidate or otherwise combine with, merge into or transfer all or part of its properties and assets to any other Restricted Subsidiary and (v) the Borrower and its Restricted Subsidiaries may complete any Permitted Intercompany Activities, Permitted Tax Restructuring or related transactions; provided, that the entity that is surviving or the resulting, surviving or transferee entity will be an entity organized or existing under the laws of the jurisdiction of the Borrower or the United States of America, any State of the United States or the District of Columbia or any territory thereof.

(f)         The foregoing provisions (other than the requirements of Section 7.04(a)(B)) shall not apply to the creation of a new Subsidiary as a Restricted Subsidiary of the Borrower.

(g)        Subject to certain limitations described herein governing release of a Guarantee upon the sale, disposition or transfer of a Guarantor, no Guarantor may consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets, in one or a series of related transactions, to any Person, unless:

(i)      (A)           the other Person is the Borrower or any Restricted Subsidiary that is a Guarantor or becomes a Guarantor concurrently with such transactions; or either (x) the Borrower or a Guarantor is the continuing Person or (y) the resulting, surviving or transferee Person expressly assumes all the obligations of the Guarantor under its Guarantee of the Secured Obligations, this Agreement and the Collateral Documents; and

(B)      immediately after giving effect to such transactions, no Event of Default shall have occurred and be continuing;

(ii)      such transactions constitute a sale, disposition or transfer of the Guarantor or the conveyance, transfer or lease of all or substantially all of the assets of the Guarantor (in each case other than to the Borrower or a Restricted Subsidiary) otherwise permitted by this Agreement; and

(iii)    to the extent any assets of the Person which is merged, consolidated or amalgamated with or into such Guarantor are assets of the type which would constitute Collateral under the Collateral Documents, such Guarantor or the successor Person will take such action, if any, as may be reasonably necessary to cause such property and assets to be made subject to the Lien of the applicable Collateral Documents in the manner and to the extent required in this Agreement or the applicable Collateral Documents and shall take all reasonably necessary action so that such Lien in perfected to the extent required by the applicable Collateral Documents.

(h)        Notwithstanding any other provision of this Section 7.04, any Guarantor may (a) consolidate or otherwise combine with, merge into or transfer all or part of its properties and assets to another Guarantor or the Borrower, (b) consolidate or otherwise combine with or merge into an Affiliate incorporated or organized for the purpose of changing the legal domicile of the Guarantor, reincorporating the Guarantor in another jurisdiction, or changing the legal form of the Guarantor, (c) convert into a corporation, partnership, limited partnership, limited liability company or trust organized or existing under the laws of the jurisdiction of organization of such Guarantor, (d) liquidate or dissolve or change its legal form if the Borrower determines in good faith that such action is in the best interests of the Borrower and (e) complete any Permitted Intercompany Activities, Permitted Tax Restructuring or related transactions. Notwithstanding anything to the contrary in this Section 7.04, the Borrower may contribute Capital Stock of any or all of its Subsidiaries to any Guarantor.

(i)         Any reference herein to a merger, consolidation, amalgamation, assignment, sale, disposition or transfer, or similar term, shall be deemed to apply to a division of or by a limited liability company, limited partnership or trust, or an allocation of assets to a series of a limited liability company, limited partnership or trust (or the unwinding of such a division or allocation), as if it were a merger, consolidation, amalgamation, assignment, sale, disposition or transfer, or similar term, as applicable, to, of or with a separate Person. Any division of a limited liability company, limited partnership or trust shall constitute a separate Person hereunder (and each division of any limited liability company, limited partnership or trust that is a Subsidiary, Restricted Subsidiary, Unrestricted Subsidiary, joint venture or any other like term shall also constitute such a Person or entity).

Section 7.05          Limitation on Sales of Assets and Subsidiary Stock.

(a)          The Borrower shall not, and shall not permit any of its Restricted Subsidiaries to, make any Asset Disposition unless:

(i)          the Borrower or such Restricted Subsidiary, as the case may be, receives consideration (including by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise) at least equal to the fair market value (such fair market value to be determined on the date of contractually agreeing to such Asset Disposition), as determined in good faith by the Borrower of the shares and assets subject to such Asset Disposition (including, for the avoidance of doubt, if such Asset Disposition is a Permitted Asset Swap);

(ii)          in any such Asset Disposition, or series of related Asset Dispositions (except to the extent the Asset Disposition is a Permitted Asset Swap) with a purchase price in excess of the (x) prior to the Conversion Date, $150.0 million and (y) after the Conversion Date, the greater of $150.0 million and 5.5% of LTM EBITDA, at least 75.0% of the consideration from such Asset Disposition, together with all other Asset Dispositions since the Closing Date (on a cumulative basis), (including by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise) received by the Borrower or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents (which determination may be made by the Borrower, at its option, either (x) on the date of contractually agreeing to such Asset Disposition or (y) at the time the Asset Disposition is completed); and

(iii)         the Borrower complies with Section 2.05(b)(ii).

(b)          For the purposes of Section 7.05(a)(ii) hereof, the following shall be deemed to be cash:

(i)          the assumption by the transferee of Indebtedness or other liabilities, contingent or otherwise, of the Borrower or a Restricted Subsidiary (other than Disqualified Stock, Subordinated Indebtedness of the Borrower or a Guarantor or Preferred Stock of a Guarantor) or the release of the Borrower or such Restricted Subsidiary from all liability on such Indebtedness or other liability in connection with such Asset Disposition;

(ii)          securities, notes or other obligations received by the Borrower or any Restricted Subsidiary from the transferee that are converted by, the Borrower or such Restricted Subsidiary into cash or Cash Equivalents, or by their terms are required to be satisfied for cash and Cash Equivalents (to the extent of the cash or Cash Equivalents received), in each case, within 270 days following the closing of such Asset Disposition;

(iii)         any Capital Stock or assets of the kind referred to in Section 2.05(b)(ii)(B)(i) or (ii);

(iv)        Indebtedness of any Restricted Subsidiary that is no longer a Restricted Subsidiary as a result of such Asset Disposition, to the extent that the Borrower and each other Restricted Subsidiary are released from any Guarantee of payment of such Indebtedness in connection with such Asset Disposition;

(v)          consideration consisting of Indebtedness of the Borrower (other than Disqualified Stock or Subordinated Indebtedness) received after the Conversion Date from Persons who are not the Borrower or any Restricted Subsidiary; and

(vi)        after the Conversion Date, any Designated Non-Cash Consideration received by the Borrower or any Restricted Subsidiary in such Asset Dispositions having an aggregate fair market value, taken together with all other Designated Non-Cash Consideration received pursuant to this Section 7.05 that is at that time outstanding, not to exceed the greater of $900.0 million and 32.5% of LTM EBITDA (with the fair market value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value).

Section 7.06          Restricted Payments.

(a)          The Borrower shall not, and shall not permit any of its Restricted Subsidiaries, directly, to:

(i)          declare or pay any dividend or make any distribution on or in respect of the Borrower’s or any Restricted Subsidiary’s Capital Stock (including any such payment in connection with any merger or consolidation involving the Borrower or any of the Restricted Subsidiaries) except:

(A)          dividends, payments or distributions payable in Capital Stock of the Borrower (other than Disqualified Stock) or in options, warrants or other rights to purchase such Capital Stock of the Borrower; and

(B)         dividends, payments or distributions payable to the Borrower or a Restricted Subsidiary (and, in the case of any such Restricted Subsidiary making such dividend or distribution, to holders of its Capital Stock other than the Borrower or another Restricted Subsidiary on no more than a pro rata basis, taking into account any Preferred Stock);

(ii)          purchase, repurchase, redeem, retire or otherwise acquire or retire for value any Capital Stock of the Borrower or any Parent Entity held by Persons other than the Borrower or a Restricted Subsidiary;

(iii)        purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Indebtedness (other than (i) any such purchase, repurchase, redemption, defeasance or other acquisition or retirement in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case, due within one year of the date of purchase, repurchase, redemption, defeasance or other acquisition or retirement and (ii) any Indebtedness Incurred pursuant to Section 7.03(b)(iii)); or

(iv)         make any Restricted Investment;

(any such dividend, distribution, payment, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Restricted Investment referred to in clauses (i) through (iv) above are referred to herein as a “Restricted Payment”),if (x) such Restricted Payment is made on or prior to the Conversion Date or (y) at the time the Borrower or such Restricted Subsidiary makes such Restricted Payment:

(A)          other than in the case of a Restricted Investment, no Event of Default shall have occurred and be continuing (or would immediately thereafter result therefrom);

(B)          the aggregate amount of such Restricted Payment and all other Restricted Payments made subsequent to the Conversion Date (and not returned or rescinded) (including Permitted Payments made pursuant to Section 7.06(b)(i) (without duplication) and (b)(vii), but excluding all other Restricted Payments permitted by Section 7.06(b)) would exceed the sum of (without duplication):

(1)          an amount equal to the Borrower’s LTM EBITDA for the period (treated as one accounting period) from the first day of the first fiscal quarter subsequent to the Conversion Date to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment for which consolidated financial statements are available (which may be internal financial statements), less 1.4 times the Borrower’s Fixed Charges for such period; provided, that (x) immediately after giving pro forma effect to the payment of any such Restricted Payment made in reliance on this subclause (1), the Consolidated First Lien Secured Leverage Ratio shall be no greater than 1.35 to 1.00 and (y) if the Company elects to undertake the Staggered Emergence, no Restricted Payment shall be made in reliance on this sub-clause (1) until the first date after such date on which each Designated Entity is a Restricted Subsidiary of the Borrower;

(2)          100.0% of the aggregate amount of cash, and the fair market value of property or assets or marketable securities, received by the Borrower from the issue or sale of its Capital Stock or as the result of a merger or consolidation with another Person subsequent to the Conversion Date or otherwise contributed to the equity (in each case other than through the issuance of Disqualified Stock or Designated Preferred Stock) of the Borrower or a Restricted Subsidiary (including the aggregate principal amount of any Indebtedness of the Borrower or a Restricted Subsidiary contributed to the Borrower or a Restricted Subsidiary for cancellation) or that becomes part of the capital of the Borrower or a Restricted Subsidiary through consolidation or merger subsequent to the Conversion Date (other than (x) net after-tax cash proceeds or property or assets or marketable securities received from an issuance or sale of such Capital Stock to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Borrower or any Subsidiary of the Borrower for the benefit of their employees to the extent funded by the Borrower or any Restricted Subsidiary, (y) cash or property or assets or marketable securities to the extent that any Restricted Payment has been made from such proceeds in reliance on Section 7.06(b)(vi) hereof, and (z) Excluded Contributions);

(3)         100.0% of the aggregate amount of cash, and the fair market value of property or assets or marketable securities, received by the Borrower or any Restricted Subsidiary from the issuance or sale (other than to the Borrower or a Restricted Subsidiary or an employee stock ownership plan or trust established by the Borrower or any Subsidiary of the Borrower for the benefit of their employees to the extent funded by the Borrower or any Restricted Subsidiary) by the Borrower or any Restricted Subsidiary subsequent to the Conversion Date of any Indebtedness, Disqualified Stock or Designated Preferred Stock that has been converted into or exchanged for Capital Stock of the Borrower (other than Disqualified Stock or Designated Preferred Stock) plus, without duplication, the amount of any cash, and the fair market value of property or assets or marketable securities, received by the Borrower or any Restricted Subsidiary upon such conversion or exchange;

(4)         100.0% of the aggregate amount received in cash and the fair market value, as determined in good faith by the Borrower, of marketable securities or other property received by means of: (i) the sale or other disposition (other than to the Borrower or a Restricted Subsidiary) of, or other returns on Investments from, Restricted Investments made by the Borrower or the Restricted Subsidiaries and repurchases and redemptions of, or cash distributions or cash interest received in respect of, such Investments from the Borrower or the Restricted Subsidiaries and repayments of loans or advances, and releases of guarantees, which constitute Restricted Investments by the Borrower or the Restricted Subsidiaries, in each case after the Conversion Date; or (ii) the sale or other disposition (other than to the Borrower or a Restricted Subsidiary) of the Capital Stock of an Unrestricted Subsidiary or a dividend, payment or distribution from an Unrestricted Subsidiary (other than to the extent of the amount of the Investment that constituted a Permitted Investment or was made under Section 7.06(b)(xvii) and will increase the amount available under the applicable clause of the definition of “Permitted Investment” or Section 7.06(b)(xvii), as the case may be) or a dividend from a Person that is not a Restricted Subsidiary after the Conversion Date;

(5)         in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary or the merger, amalgamation or consolidation of an Unrestricted Subsidiary into the Borrower or a Restricted Subsidiary or the transfer of all or substantially all of the assets of an Unrestricted Subsidiary to the Borrower or a Restricted Subsidiary after the Conversion Date, the fair market value of the Investment in such Unrestricted Subsidiary (or the assets transferred), as determined in good faith by the Borrower, at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary or at the time of such merger, amalgamation or consolidation or transfer of assets (after taking into consideration any Indebtedness associated with the Unrestricted Subsidiary so designated or merged, amalgamated or consolidated or Indebtedness associated with the assets so transferred), other than to the extent of the amount of the Investment that constituted a Permitted Investment or was made under Section 7.06(b)(xvii) and will increase the amount available under the applicable clause of the definition of “Permitted Investment” or Section 7.06(b)(xvii), as the case may be; and

(6)           the greater of $100.0 million and 3.5% of LTM EBITDA.

(b)          Section 7.06(a) will not prohibit any of the following (collectively, “Permitted Payments”):

(i)          the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of this Agreement or the redemption, repurchase or retirement of Indebtedness if, at the date of any redemption notice, such payment would have complied with the provisions of this Agreement as if it were and is deemed at such time to be a Restricted Payment at the time of such notice;

(ii)        any prepayment, purchase, repurchase, redemption, defeasance, discharge, retirement or other acquisition of Capital Stock, including any accrued and unpaid dividends thereon (“Treasury Capital Stock”) or Subordinated Indebtedness made by exchange (including any such exchange pursuant to the exercise of a conversion right or privilege in connection with which cash is paid in lieu of the issuance of fractional shares) for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Borrower or any Parent Entity to the extent contributed to the Borrower (in each case, other than Disqualified Stock or Designated Preferred Stock) (“Refunding Capital Stock”), (b) the declaration and payment of dividends on Treasury Capital Stock out of the proceeds of the substantially concurrent sale or issuance (other than through the issuance of Disqualified Stock or Designated Preferred Stock, to a Subsidiary of the Borrower or to an employee stock ownership plan or any trust established by the Borrower or any of its Subsidiaries); and (c) if immediately prior to the retirement of Treasury Capital Stock, the declaration and payment of dividends thereon was permitted under Section 7.06(b)(xiii) hereof, the declaration and payment of dividends on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Capital Stock of a Parent Entity) in an aggregate amount per year no greater than the aggregate amount of dividends per annum that were declarable and payable on such Treasury Capital Stock immediately prior to such retirement;

(iii)        any prepayment, purchase, repurchase, exchange, redemption, defeasance, discharge or other acquisition or retirement of Subordinated Indebtedness made by exchange for, or out of the proceeds of the substantially concurrent sale of, Refinancing Indebtedness permitted to be Incurred pursuant to Section 7.03 hereof;

(iv)        any prepayment, purchase, repurchase, exchange, redemption, defeasance, discharge, retirement or other acquisition of Preferred Stock of the Borrower or a Restricted Subsidiary made by exchange for, or out of the proceeds of the substantially concurrent sale of, Preferred Stock of the Borrower or a Restricted Subsidiary, as the case may be, that, in each case, is permitted to be Incurred pursuant to Section 7.03 hereof;

(v)          any prepayment, purchase, repurchase, redemption, defeasance, discharge, retirement or other acquisition of Subordinated Indebtedness of the Borrower or a Restricted Subsidiary:

(A)         from net after-tax cash proceeds to the extent permitted under Section 7.05, but only if the Borrower shall have first complied with the terms described under under Section 2.05 prior to prepaying, purchasing, repurchasing, redeeming, defeasing, discharging, retiring or otherwise acquiring such Subordinated Indebtedness; or

(B)          to the extent required by the agreement governing such Subordinated Indebtedness, following the occurrence of (A) a Change of Control (or other similar event described therein as a “change of control”) or (B) an Asset Disposition (or other similar event described therein as an “asset disposition” or “asset sale”) but only if the Borrower shall have first complied with the terms described under Section 2.05, prior to purchasing, repurchasing, redeeming, defeasing or otherwise acquiring or retiring such Subordinated Indebtedness; or

(C)          consisting of Acquired Indebtedness (other than Indebtedness Incurred (x) to provide all or any portion of the funds utilized to consummate the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary or was otherwise acquired by the Borrower or a Restricted Subsidiary or (y) otherwise in connection with or contemplation of such acquisition);

(vi)         a Restricted Payment to pay for the prepayment, purchase, repurchase, redemption, defeasance, discharge, retirement or other acquisition of Capital Stock (other than Disqualified Stock) of the Borrower or any Parent Entity held by any future, present or former employee, director, officer, manager, contractor, consultant or advisor (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Borrower, any of its Subsidiaries or any Parent Entity pursuant to any management equity plan, stock option plan, phantom equity plan or any other management, employee benefit or other compensatory plan or agreement (and any successor plans or arrangements thereto), employment, termination or severance agreement, or any stock subscription or equityholder agreement (including, for the avoidance of doubt, any principal and interest payable on any Indebtedness issued by the Borrower or any Parent Entity in connection with such prepayment, purchase, repurchase, redemption, defeasance, discharge, retirement or other acquisition), including any Capital Stock rolled over, accelerated or paid out by or to any employee, director, officer, manager, contractor, consultant or advisor (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Borrower, any of its Subsidiaries or any Parent Entity in connection with any transaction; provided, however, that the aggregate Restricted Payments made under this clause (vi) do not exceed $75.0 million in any calendar year (with unused amounts in any calendar year being carried over to succeeding calendar years); provided, further, that such amount in any calendar year may be increased by an amount not to exceed:

(A)          the cash proceeds from the sale of Capital Stock (other than Disqualified Stock or Designated Preferred Stock) of the Borrower and, to the extent contributed to the capital of the Borrower, the cash proceeds from the sale of Capital Stock of any Parent Entity, in each case, to any future, present or former employee, director, officer, manager, contractor, consultant or advisor (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Borrower, any of its Subsidiaries or any Parent Entity that occurred after the Conversion Date, to the extent the cash proceeds from the sale of such Capital Stock have not otherwise been applied to the payment of Restricted Payments by virtue of Section 7.06(a)] hereof; plus

(B)          the cash proceeds of key man life insurance policies received by the Borrower or its Restricted Subsidiaries (or any Parent Entity to the extent contributed to the Borrower) after the Conversion Date; less

(C)          the amount of any Restricted Payments made in previous calendar years pursuant to clauses (A) and (B) of this Section 7.06(b)(vi);

provided that the Borrower may elect to apply all or any portion of the aggregate increase contemplated by subclauses (a) and (b) of this clause in any fiscal year; provided, further, that (i) cancellation of Indebtedness owing to the Borrower or any Restricted Subsidiary from any future, present or former employee, director, officer, manager, contractor, consultant or advisor (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Borrower or Restricted Subsidiaries or any Parent Entity in connection with a repurchase of Capital Stock of the Borrower or any Parent Entity and (ii) the repurchase of Capital Stock deemed to occur upon the exercise of options, warrants or similar instruments if such Capital Stock represents all or a portion of the exercise price thereof and payments, in lieu of the issuance of fractional shares of such Capital Stock or withholding to pay other Taxes payable in connection therewith, in the case of each of clauses (A) and (B), will not be deemed to constitute a Restricted Payment for purposes of this Section 7.06 or any other provision of this Agreement;

(vii)        the declaration and payment of dividends on Disqualified Stock of the Borrower or any of its Restricted Subsidiaries or Preferred Stock of a Restricted Subsidiary, in each case solely to the extent issued in accordance with the terms of Section 7.03 hereof;

(viii)     payments made or expected to be made by the Borrower or any Restricted Subsidiary in respect of withholding or similar taxes payable in connection with the exercise or vesting of Capital Stock or any other equity award by any future, present or former employee, director, officer, manager, contractor, consultant or advisor (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Borrower or any Restricted Subsidiary or any Parent Entity and purchases, repurchases, redemptions, defeasances or other acquisitions or retirements of Capital Stock deemed to occur upon the exercise, conversion or exchange of stock options, warrants, equity-based awards or other rights in respect thereof if such Capital Stock represents a portion of the exercise price thereof or payments in respect of withholding or similar taxes payable upon exercise or vesting thereof;

(ix)         dividends, loans, advances or distributions to any Parent Entity or other payments by the Borrower or any Restricted Subsidiary in amounts equal to (without duplication):

(A)          the amounts required for any Parent Entity to (i) pay any Parent Entity Expenses or (ii) pay or distribute any Related Taxes; and

(B)          amounts constituting or to be used for purposes of making payments to the extent specified in Section 6.19(b)(ii), (iii), (v), (xi), (xii), (xiii), (xv) and (xix).

(x)          after the Conversion Date, (a) the declaration and payment of dividends on the common stock or common equity interests of the Borrower or any Parent Entity (and any equivalent declaration and payment of a distribution of any security exchangeable for such common stock or common equity interests to the extent required by the terms of any such exchangeable securities and any Restricted Payment to any such Parent Entity to fund the payment by such Parent Entity of dividends on such entity’s Capital Stock), following a public offering of such common stock or common equity interests (or such exchangeable securities, as applicable), in an amount in any fiscal year not to exceed the greater of (i) up to 6.0% of the amount of net after-tax cash proceeds received by or contributed to the Borrower or any of its  Restricted Subsidiaries from any such public offering and (ii) an aggregate amount not to exceed 6.0% of Market Capitalization; or (b) in lieu of all or a portion of the dividends permitted by clause (a), any prepayment, purchase, repurchase, redemption, defeasance, discharge, retirement or other acquisition of the Capital Stock of the Borrower (and any equivalent declaration and payment of a distribution of any security exchangeable for such common stock or common equity interests to the extent required by the terms of any such exchangeable securities and any Restricted Payment to any such Parent Entity to fund the payment by such Parent Entity of dividends on such entity’s Capital Stock) for aggregate consideration that, when taken together with dividends permitted by clause (a), does not exceed the amount contemplated by clause (a);

(xi)        payments by the Borrower, or loans, advances, dividends or distributions to any Parent Entity to make payments, to holders of Capital Stock of the Borrower or any Parent Entity (or to the holders of Indebtedness that is convertible into or exchangeable for Capital Stock of the Company or any Parent Entity upon such conversion or exchange)  in lieu of the issuance of fractional shares of such Capital Stock, provided, however, that any such payment, loan, advance, dividend or distribution shall not be for the purpose of evading any limitation of this Section 7.06 or otherwise to facilitate any dividend or other return of capital to the holders of such Capital Stock (as determined in good faith by the Borrower);

(xii)       Restricted Payments that are made (a) in an amount not to exceed the amount of Excluded Contributions or (b) in an amount equal to the amount of net after-tax cash proceeds from an asset sale or disposition in respect of property or assets acquired, if the acquisition of such property or assets was financed with Excluded Contributions; provided, that such amount will not increase the amount available pursuant to Section 7.06(a)(iv)(B)(2) above;

(xiii)      (i) the declaration and payment of dividends on Designated Preferred Stock of the Borrower or any of its Restricted Subsidiaries issued after the Conversion Date; (ii) the declaration and payment of dividends to a Parent Entity in an amount sufficient to allow the Parent Entity to pay dividends to holders of its Designated Preferred Stock issued after the Conversion Date; and (iii) the declaration and payment of dividends on Refunding Capital Stock issued after the Conversion Date that is Preferred Stock; provided, however, that, in the case of clause (ii), the amount of dividends paid to a Person pursuant to such clause shall not exceed the cash proceeds received by the Borrower or the aggregate amount contributed in cash to the equity of the Borrower (other than through the issuance of Disqualified Stock or an Excluded Contribution of the Borrower), from the issuance or sale of such Designated Preferred Stock; provided, further, in the case of clauses (i) and (iii), that for the most recently ended four fiscal quarters for which consolidated financial statements are available (which may be internal financial statements) immediately preceding the date of issuance of such Designated Preferred Stock or declaration of such dividends on such Refunding Capital Stock, after giving effect to such payment on a pro forma basis the Borrower would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the test set forth in Section 7.03(a) hereof;

(xiv)       after the Conversion Date, distributions, by dividend or otherwise, or other transfer or disposition of shares of Capital Stock of, or equity interests in, an Unrestricted Subsidiary (or a Restricted Subsidiary that owns one or more Unrestricted Subsidiaries and no other material assets), or Indebtedness owed to the Borrower or a Restricted Subsidiary by an Unrestricted Subsidiary (or a Restricted Subsidiary that owns one or more Unrestricted Subsidiaries and no other material assets), in each case, other than Unrestricted Subsidiaries, substantially all of the assets of which are cash and Cash Equivalents or proceeds thereof;

(xv)        distributions or payments of Securitization Fees, sales contributions and other transfers of Securitization Assets or Receivables Assets and purchases of Securitization Assets or Receivables Assets pursuant to a Securitization Repurchase Obligation, in each case in connection with a Qualified Securitization Financing or Receivables Facility;

(xvi)       any Restricted Payment made in connection with the Transactions and any fees, costs and expenses (including all legal, accounting and other professional fees, costs and expenses) related thereto, including Transaction Expenses, or used to fund amounts owed to Affiliates in connection with the Transactions (including dividends to any Parent Entity to permit payment by such Parent Entity of such amounts);

(xvii)     so long as no Event of Default has occurred and is continuing (or would result therefrom), after the Conversion Date, (i) Restricted Payments (including loans or advances) in an aggregate amount outstanding at the time made not to exceed the greater of $750.0 million and 27.5% of LTM EBITDA at such time, and (ii) any Restricted Payments, so long as, immediately after giving pro forma effect to the payment of any such Restricted Payment and the incurrence of any Indebtedness the net proceeds of which are used to make such Restricted Payment, the Consolidated First Lien Secured Leverage Ratio shall be no greater than 0.75 to 1.00;

(xviii)     mandatory redemptions of Disqualified Stock issued as a Restricted Payment or as consideration for a Permitted Investment;

(xix)      so long as no Event of Default has occurred and is continuing (or would result therefrom), after the Conversion Date, the redemption, defeasance, repurchase, exchange or other acquisition or retirement of Subordinated Indebtedness of the Borrower or any Guarantor, so long as, immediately after giving pro forma effect to the payment of any such Restricted Payment and the incurrence of any Indebtedness the net proceeds of which are used to make such Restricted Payment, the Consolidated First Lien Secured Leverage Ratio shall be no greater than 1.00 to 1.00;

(xx)        payments or distributions to dissenting stockholders pursuant to applicable law (including in connection with, or as a result of, exercise of dissenters’ or appraisal rights and the settlement of any claims or action (whether actual, contingent or potential)), pursuant to or in connection with a merger, amalgamation, consolidation or transfer of assets that complies with Section 7.04 hereof;

(xxi)      Restricted Payments to a Parent Entity to finance Investments that would otherwise be permitted to be made pursuant to this Section 7.06 if made by the Borrower; provided that (a) such Restricted Payment shall be made substantially concurrently with the closing of such Investment, (b) such Parent Entity shall, promptly following the closing thereof, cause (1) all property acquired (whether assets or Capital Stock) to be contributed to the capital of the Borrower or one of its Restricted Subsidiaries or (2) the merger or amalgamation of the Person formed or acquired into the Borrower or one of its Restricted Subsidiaries (to the extent not prohibited by Section 7.04 hereof) to consummate such Investment, (c) such Parent Entity and its Affiliates (other than the Borrower or a Restricted Subsidiary) receives no consideration or other payment in connection with such transaction except to the extent the Borrower or a Restricted Subsidiary could have given such consideration or made such payment in compliance with this Agreement, (d) any property received by the Borrower shall not increase amounts available for Restricted Payments pursuant to Section 7.06(a), except to the extent the fair market value at the time of such receipt of such property exceeds the Restricted Payment made pursuant to this clause (xxi) and (e) such Investment shall be deemed to be made by the Borrower or such Restricted Subsidiary pursuant to another provision of this Section 7.06 (other than pursuant to Section 7.06(b)(xii)) or pursuant to the definition of “Permitted Investment” (other than pursuant to clause (l) thereof);

(xxii)      after the Conversion Date, investments or other Restricted Payments in an aggregate amount not to exceed an amount equal to the sum of Retained Declined Proceeds; and

(xxiii)     any Restricted Payment made in connection with a Permitted Intercompany Activity or Permitted Tax Restructuring or related transactions.

(c)          For purposes of determining compliance with this Section 7.06, in the event that a Restricted Payment or Investment (or portion thereof) meets the criteria of more than one of the categories of Permitted Payments described in Section 7.06(b), or is permitted pursuant to Section 7.06(a) and/or one or more of the clauses contained in the definition of “Permitted Investment,” the Borrower will be entitled to divide or classify (or later divide, classify or reclassify in whole or in part in its sole discretion) such Restricted Payment or Investment (or portion thereof) in any manner that complies with this Section 7.06, including as an Investment pursuant to one or more of the clauses contained in the definition of “Permitted Investment.”

(d)          The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of such Restricted Payment of the asset(s) or securities proposed to be paid, transferred or issued by the Borrower or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment.  The fair market value of any cash Restricted Payment shall be its face amount, and the fair market value of any non-cash Restricted Payment, property or assets other than cash shall be determined conclusively by the Borrower acting in good faith.

(e)         Unrestricted Subsidiaries may use value transferred from the Borrower and its Restricted Subsidiaries in a Permitted Investment to purchase or otherwise acquire Indebtedness or Capital Stock of the Borrower, any Parent Entity or any of the Borrower’s Restricted Subsidiaries, and to transfer value to the holders of the Capital Stock of the Borrower or any Restricted Subsidiary or any Parent Entity and to Affiliates thereof, and such purchase, acquisition, or transfer will not be deemed to be a “direct or indirect” action by the Borrower or its Restricted Subsidiaries.

(f)          If the Borrower or a Restricted Subsidiary makes a Restricted Payment which at the time of the making of such Restricted Payment would in the good faith determination of the Borrower be permitted under the provisions of this Agreement, such Restricted Payment shall be deemed to have been made in compliance with this Agreement notwithstanding any subsequent adjustments made in good faith to the Borrower’s financial statements affecting Consolidated Net Income or Consolidated EBITDA of the Borrower for any period.

(g)          For the avoidance of doubt, this Section 7.06 shall not restrict the making of, or dividends or other distributions in amounts sufficient to make, any “AHYDO Payment” with respect to any Indebtedness of any Parent Entity, the Borrower or any of its Restricted Subsidiaries permitted to be Incurred under this Agreement.

Section 7.07          [Reserved].

Section 7.08          Limitation on Restrictions on Distributions from Restricted Subsidiaries.

(a)        The Borrower shall not, and shall not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(i)       pay dividends or make any other distributions in cash or otherwise on its Capital Stock or pay any Indebtedness or other obligations owed to the Borrower or any Restricted Subsidiary;

(ii)      make any loans or advances to the Borrower or any Restricted Subsidiary; or

(iii)     sell, lease or transfer any of its property or assets to the Borrower or any Restricted Subsidiary;

provided that (x) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock and (y) the subordination of (including the application of any standstill requirements to) loans or advances made to the Borrower or any Restricted Subsidiary to other Indebtedness Incurred by the Borrower or any Restricted Subsidiary shall not be deemed to constitute such an encumbrance or restriction.

(b)      Section 7.08(a) shall not prohibit:

(i)       any encumbrance or restriction pursuant to any credit facility or any other agreement or instrument, in each case, in effect at or entered into on the Closing Date;

(ii)      any encumbrance or restriction pursuant to this Agreement, the Collateral Documents and the Guarantees;

(iii)     any encumbrance or restriction pursuant to applicable law, rule, regulation or order;

(iv)     any encumbrance or restriction pursuant to an agreement or instrument of a Person or relating to any Capital Stock or Indebtedness of a Person, entered into on or before the date on which such Person was acquired by or merged, consolidated or otherwise combined with or into the Borrower or any Restricted Subsidiary, or was designated as a Restricted Subsidiary or on which such agreement or instrument is assumed by the Borrower or any Restricted Subsidiary in connection with an acquisition of assets (other than Capital Stock or Indebtedness Incurred as consideration in, or to provide all or any portion of the funds utilized to consummate, the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary or was acquired by the Borrower or was merged, consolidated or otherwise combined with or into the Borrower or any Restricted Subsidiary or entered into in contemplation of or in connection with such transaction) and outstanding on such date; provided that, for the purposes of this clause (iv), if another Person is the Successor Company, any Subsidiary thereof or agreement or instrument of such Person or any such Subsidiary shall be deemed acquired or assumed by the Borrower or any Restricted Subsidiary when such Person becomes the Successor Company;

(v)    any encumbrance or restriction:

(A)          that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract or agreement, or the assignment or transfer of any lease, license or other contract or agreement;

(B)          contained in mortgages, pledges, charges or other security agreements permitted under this Agreement and the Collateral Documents or securing Indebtedness of the Borrower or a Restricted Subsidiary permitted under this Agreement and the Collateral Documents to the extent such encumbrances or restrictions restrict the transfer or encumbrance of the property or assets subject to such mortgages, pledges, charges or other security agreements;

(C)         contained in any trading, netting, operating, construction, service, supply, purchase, sale or other agreement to which the Borrower or any of its Restricted Subsidiaries is a party entered into in the ordinary course of business or consistent with past practice; provided that such agreement prohibits the encumbrance of solely the property or assets of the Borrower or such Restricted Subsidiary that are subject to such agreement, the payment rights arising thereunder or the proceeds thereof and does not extend to any other asset or property of the Borrower or such Restricted Subsidiary or the assets or property of another Restricted Subsidiary; or

(D)          pursuant to customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of the Borrower or any Restricted Subsidiary;

(vi)     any encumbrance or restriction pursuant to Purchase Money Obligations and Capitalized Lease Obligations permitted under this Agreement and the Collateral Documents, in each case, that impose encumbrances or restrictions on the property so acquired;

(vii)    any encumbrance or restriction imposed pursuant to an agreement entered into for the direct or indirect sale or disposition to a Person of all or substantially all the Capital Stock or assets of the Borrower or any Restricted Subsidiary (or the property or assets that are subject to such restriction) pending the closing of such sale or disposition;

(viii)   customary provisions in leases, licenses, equityholder agreements, joint venture agreements, organizational documents and other similar agreements and instruments;

(ix)     encumbrances or restrictions arising or existing by reason of applicable law or any applicable rule, regulation or order, or required by any regulatory authority;

(x)      any encumbrance or restriction on cash or other deposits or net worth imposed by customers under agreements entered into in the ordinary course of business or consistent with past practice;

(xi)     any encumbrance or restriction pursuant to Hedging Obligations;

(xii)    other Indebtedness of Foreign Subsidiaries permitted to be Incurred or issued subsequent to the Closing Date pursuant to the provisions of Section 7.03 that impose restrictions solely on the Foreign Subsidiaries party thereto or their Subsidiaries;

(xiii)   restrictions created in connection with any Qualified Securitization Financing or Receivables Facility that, in the good faith determination of the Borrower, are necessary or advisable to effect such Securitization Facility or Receivables Facility;

(xiv)   any encumbrance or restriction arising pursuant to an agreement or instrument (relating to any Indebtedness permitted to be Incurred subsequent to the Closing Date pursuant to the provisions of Section 7.03 hereof) if the encumbrances and restrictions contained in any such agreement or instrument taken as a whole are not materially less favorable to the Lenders than (a) the encumbrances and restrictions contained in the Loan Documents or the First-Priority Senior Secured Note Documents as in effect on the Closing Date or (b) in comparable financings (as determined in good faith by the Borrower) and where, in the case of clause (b), either (a) the Borrower determines at the time of entry into such agreement or instrument that such encumbrances or restrictions will not adversely affect, in any material respect, the Borrower’s ability to make principal or interest payments on the Secured Obligations or (b) such encumbrance or restriction applies only during the continuance of a default in respect of a payment relating to such agreement or instrument;

(xv)    any encumbrance or restriction existing by reason of any Lien permitted under Section 7.01 hereof; or

(xvi)   any encumbrance or restriction pursuant to an agreement or instrument effecting a refinancing of Indebtedness Incurred pursuant to, or that otherwise refinances, an agreement or instrument referred to in clauses (i) to (xv) of this Section 7.08(b) or this clause (xvi) (an “Initial Agreement”) or contained in any amendment, supplement or other modification to an agreement referred to in clauses (i) to (xv) of this Section 7.08(b) or this clause (xvi); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such agreement or instrument are no less favorable in any material respect to the Lenders taken as a whole than the encumbrances and restrictions contained in the Initial Agreement or Initial Agreements to which such refinancing or amendment, supplement or other modification relates (as determined in good faith by the Borrower).

Notwithstanding any other provision to the contrary, the consummation of the Transactions shall not be prohibited by Article VII.

ARTICLE VIII

Events of Default and Remedies

Section 8.01          Events of Default.  Any of the following events referred to in any of clauses (a) through (l) inclusive of this Section 8.01 shall constitute an “Event of Default”:

(a)          Non-Payment.  Any Loan Party fails to pay (i) when and as required to be paid herein, any amount of principal of any Loan or (ii) within five (5) Business Days after the same becomes due, any interest on any Loan or any other amount payable hereunder or with respect to any other Loan Document; or

(b)          Specific Covenants.  Any Loan Party fails to perform or observe any term, covenant or agreement contained in any of Section 6.03(a) or Section 6.04 (solely with respect to the Borrower), Section 6.11 or Article VII; or

(c)          Other Defaults.  Any Loan Party fails to perform or observe any other covenant or agreement (not specified in Section 8.01(a) or (b) above) contained in any Loan Document on its part to be performed or observed and such failure continues for thirty (30) days after receipt by the Borrower of written notice thereof by the Administrative Agent or the Required Lenders; provided that the Administrative Agent shall not be entitled to notify the Borrower of a Default under this Section 8.01(c) for actions taken and reported by the Borrower to the Administrative Agent and the Lenders pursuant to a notice provided by the Borrower to the Administrative Agent more than two years prior to such notice of Default and no Default or Event of Default can occur as a result thereof; provided that such two year limitation shall not apply (i) if the Administrative Agent has commenced any remedial action in respect of any such Event of Default or (ii) any Loan Party had actual knowledge of such Default or Event of Default and failed to notify to Administrative Agent as required hereby; or

(d)          Representations and Warranties.  Any representation, warranty, certification or statement of fact made or deemed made by or on behalf of any Loan Party herein, in any other Loan Document, or in any document required to be delivered in connection herewith or therewith shall be incorrect or misleading in any material respect when made or deemed made and such incorrect or misleading representation, warranty, certification or statement of fact, if capable of being cured, remains so incorrect or misleading for thirty (30) days; or

(e)          Cross-Default.  Other than with respect to pre-petition Indebtedness prior to the Conversion Date, the payment of which is subject to an effective stay in the Bankruptcy Cases, the Borrower or any Principal Subsidiary (A) fails to make any payment beyond the applicable grace period with respect thereto, if any (whether by scheduled maturity, required prepayment, acceleration, demand, or otherwise) in respect of any Indebtedness (other than Indebtedness hereunder) having an aggregate principal amount exceeding the Threshold Amount, or (B) fails to observe or perform any other agreement or condition relating to any such Indebtedness, or any other event occurs (other than (i) with respect to Indebtedness consisting of Swap Contracts, termination events or equivalent events pursuant to the terms of such Swap Contracts and (ii) any event requiring prepayment pursuant to customary asset sale events, insurance and condemnation proceeds events, change of control offers events and excess cash flow and indebtedness sweeps), the effect of which default or other event is to cause, or to permit the holder or holders of such Indebtedness (or a trustee or agent on behalf of such holder or holders or beneficiary or beneficiaries) to cause, with the giving of notice if required, all such Indebtedness to become due or to be repurchased, prepaid, defeased or redeemed (automatically or otherwise), or an offer to repurchase, prepay, defease or redeem all such Indebtedness to be made, prior to its stated maturity; provided that this clause (e)(B) shall not apply to secured Indebtedness that becomes due (or requires an offer to purchase) as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness, if such sale or transfer is permitted hereunder and under the documents providing for such Indebtedness; provided, further, that (x) such failure is unremedied and is not waived by the required holders of such Indebtedness and (y) for the avoidance of doubt, any event or condition set forth under this paragraph (e) shall not, until the expiration of any applicable grace period or the delivery of notice by the applicable holder or holders of such Indebtedness, constitute a Default or an Event of Default for purposes of this Agreement; or

(f)          Insolvency Proceedings, Etc.  Following the Conversion Date, except with respect to any dissolution or liquidation of a Restricted Subsidiary expressly permitted by Section 7.04 in connection with the consummation of a Permitted Tax Restructuring, the Borrower or any Principal Subsidiary institutes or consents to the institution of any proceeding under any Debtor Relief Law, or makes an assignment for the benefit of creditors; or applies for or consents to the appointment of any receiver, interim receiver, receiver and manager, trustee, custodian, conservator, liquidator, rehabilitator, administrator, administrative receiver or similar officer for it or for all or any material part of its property; or any receiver, interim receiver, receiver and manager, trustee, custodian, conservator, liquidator, rehabilitator, administrator, administrative receiver or similar officer is appointed without the application or consent of such Person and the appointment continues undischarged or unstayed for sixty (60) calendar days; or any proceeding under any Debtor Relief Law relating to any such Person or to all or any material part of its property is instituted without the consent of such Person and continues undismissed or unstayed for sixty (60) calendar days; or an order for relief is entered in any such proceeding; or

(g)          Inability to Pay Debts; Attachment.  Following the Conversion Date, the Borrower  or any Principal Subsidiary admits in writing its inability generally to pay its debts as they become due; or

(h)          Judgments.  There is entered against any Loan Party or any Restricted Subsidiary a final judgment or order for the payment of money (excluding prior to the Conversion Date, (x) any order fixing the amount of any claim in the Cases and (y) in the case of any judgment against any Debtor, any judgement that does not arise post-petition) in an aggregate amount exceeding the Threshold Amount (to the extent not covered by independent third-party insurance) and such judgment or order shall not have been satisfied, vacated, discharged or stayed (including, prior to the Conversion Date, pursuant to the Bankruptcy Code) or bonded pending an appeal for a period of sixty (60) days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed (including, prior to the Conversion Date, pursuant to the Bankruptcy Code); or

(i)          Invalidity of Collateral Documents.  Any material provision of any Collateral Document, at any time after its execution and delivery and for any reason other than as permitted hereunder or thereunder (including as a result of a transaction permitted under Section 7.04 or Section 7.05) or as a result of acts by the Administrative Agent in the sole control of the Administrative Agent or, omissions by the Administrative Agent in the sole control of the Administrative Agent or any loss of perfection that results from the failure of the Collateral Agent (or the Collateral Agent, as defined in the applicable Collateral Document) to maintain possession of certificates delivered to it representing securities pledged under the Collateral Documents or the payment in full of all the Obligations and termination of all Commitments, ceases to be in full force and effect or ceases to create a valid and perfected lien on a material portion the Collateral covered thereby (unless perfection is not required hereunder or thereunder) other than Collateral having a fair market value not exceeding $50.0 million; or the Borrower or any Grantor contests in writing the validity or enforceability of any material provision of any Collateral Document; or

(j)          Change of Control.  There occurs any Change of Control; or

(k)          ERISA Event.  An ERISA Event or similar event with respect to a Foreign Plan shall have occurred that, when taken alone or together with all other such events that have occurred, could reasonably be expected to have a Material Adverse Effect; or

(l)          Bankruptcy Event of Default. Prior to the Conversion Date:

(i) any of the Cases of the Debtors shall be dismissed or converted to a case under Chapter 7 of the Bankruptcy Code or any Debtors shall file a motion or other pleading seeking the dismissal of any Case of any Debtor under Section 1112 of the Bankruptcy Code or otherwise or (ii) a trustee, interim receiver, receiver or manager shall be appointed in any of the Cases, or a responsible officer or an examiner with enlarged powers relating to the operation of the business (powers beyond those set forth in Section 1106(a)(3) and (4) of the Bankruptcy Code) under Section 1104(b) of the Bankruptcy Code shall be appointed in any of the Cases of the Debtors;

(ii) (x) an application shall be filed by any Debtor for the approval of, or an order of the Bankruptcy Court shall be entered granting, any other Liens or claims (as such word is defined in the Bankruptcy Code), other than the Carve-Out or Liens securing the Specified Pari Passu Debt, in any of the Cases of the Debtors that is pari passu with or senior to the claims (as such word is defined in the Bankruptcy Code) or Liens of the Administrative Agent, the Lenders or the other Secured Parties on the Collateral against the Borrowers or any other Loan Party or (y) any Liens or claims (as such word is defined in the Bankruptcy Code) senior to or pari passu with the claims (as such word is defined in the Bankruptcy Code) or Liens of the Administrative Agent, the Lenders or the other Secured Parties on the Collateral (other than the Carve-Out, Liens securing any Indebtedness permitted pursuant to Section 7.03 or any Lien permitted by Section 7.01 expressly permitted in the Final DIP Order to be senior to or pari passu with such claims or Liens) against the Borrowers or any other Loan Party shall be discovered to exist, arise or otherwise be granted;

(iii) other than payments authorized by the Bankruptcy Court in respect of “first day orders” or other orders entered upon pleadings (including, without limitation, the Final DIP Order, the Acceptable Reorganization Plan and the Confirmation Order), as required by the Bankruptcy Code, any Debtor makes any payments (whether by way of “adequate protection” or otherwise) of principal or interest or otherwise on account of any Prepetition Debt or payables (for the avoidance of doubt, other than repayment in full of the revolving loans under the Prepetition Credit Agreement or the Prepetition First Lien Notes);

(iv)  the Bankruptcy Court shall enter an order or orders granting relief from the automatic stay applicable under section 362 of the Bankruptcy Code to any creditor or party in interest to permit foreclosure (or the granting of a deed in lieu of foreclosure or the like) on any assets of the Debtors that have an aggregate value in excess of $50,000,000 or to permit other actions that would have a material adverse effect on the Debtors or their estates;

(v) (i) an order shall be entered reversing, amending, supplementing, staying, vacating or otherwise modifying the Final DIP Order, or the Borrower or any of its Affiliates shall apply for authority to do so, without the prior written consent of the Lenders, (ii) the Final DIP Order with respect to the Initial Term Loans shall otherwise cease to be in full force and effect in any respect or (iii) the Borrower or any of its Affiliates shall fail to comply with the Final DIP Order;

(vi)  an order shall be entered by the Bankruptcy Court terminating any of the Debtors’ exclusive periods for proposing a Reorganization Plan;

(vii)  an order shall be entered by the Bankruptcy Court confirming a Reorganization Plan other than an Acceptable Reorganization Plan;

(viii)  the Final DIP Order shall cease to create valid and perfected Liens on the Collateral with the priority contemplated therein or valid and enforceable Superpriority Claims in respect of the obligations;

(ix) any of the Collateral shall be subject to surcharge under Section 506(c) of the Bankruptcy Code or otherwise;

(x) an order shall be entered by the Bankruptcy Court authorizing use of cash collateral inconsistent with the Loan Documents;

(xi) any Loan Party (or any direct or indirect Subsidiary thereof) shall obtain court authorization to commence, or shall commence, join in, assist or otherwise participate as an adverse party, in any suit or other proceeding against the Administrative Agent, the Lead Arrangers or any Lender;

(xii) an order shall be entered approving the sale of all or substantially all assets of the Debtors;

(xiii)  any of the Debtors shall fail to comply with the Final DIP Order;

(xiv) (i) the filing by any Debtor of a motion, pleading or other proceeding that could reasonably be expected to result in an impairment of the rights or interest of the Lenders and such motion, pleading or proceeding shall not be withdrawn or dismissed within one (1) Business Day after a request to such Debtor by the Administrative Agent or the Required Lenders to withdraw or dismiss such motion, pleading or proceeding (ii) or a determination by a court of competent jurisdiction with respect to a motion, pleading or proceeding brought by another party that results in such an impairment; or

(xv)  any of the Debtors shall file or support any pleading seeking relief the grant of which would give rise to an Event of Default.

Notwithstanding anything to the contrary contained herein, any “Default” under this Section 8.01 will not constitute an “Event of Default” until the Loan Parties do not cure such “Default” within the time period (if any) specified in the applicable clauses of this Section 8.01 after receipt of any required notice provided for therein to the extent such clauses of Section 8.01 provide for such cure periods; provided that the Administrative Agent shall not be entitled to notify the Borrower of a Default under this Section 8.01 for actions taken and reported by the Borrower to the Administrative Agent and the Lenders pursuant to a notice provided by the Borrower to the Administrative Agent more than two years prior to such notice of Default and no Default or Event of Default can occur as a result thereof; provided that such two year limitation shall not apply if (i) the Administrative Agent has commenced any remedial action in respect of any such Event of Default or (ii) any Loan Party had actual knowledge of such Default or Event of Default and failed to notify to Administrative Agent as required hereby.

Section 8.02          Remedies Upon Event of Default.

(a)        Subject to the terms and conditions of the Final DIP Order prior to the Conversion Date, if any Event of Default occurs and is continuing, the Administrative Agent may, and shall, at the request of the Required Lenders, take any or all of the following actions:

(i)       declare the commitment of each Lender to make Loans and any obligation of the L/C Issuer to make L/C Credit Extensions to be terminated, whereupon such commitments and obligation shall be terminated;

(ii)      declare the unpaid principal amount of all outstanding Loans, all interest accrued and unpaid thereon, and all other amounts owing or payable hereunder or under any other Loan Document to be immediately due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Borrower;

(iii)     require that the Borrower Cash Collateralizes the L/C Obligations (in an amount equal to the then Outstanding Amount thereof); and

(iv)     exercise on behalf of itself and the Lenders all rights and remedies available to it and the Lenders under the Loan Documents or applicable Law;

provided that (i) upon the occurrence of an Event of Default under Section 8.01(f), the obligation of each Lender to make Loans and any obligation of the L/C Issuer to make L/C Credit Extensions shall automatically terminate, the unpaid principal amount of all outstanding Loans and all interest and other amounts as aforesaid shall automatically become due and payable, and the obligation of the Borrower to Cash Collateralize the L/C Obligations as aforesaid shall automatically become effective, in each case without further act of the Administrative Agent or any Lender and (ii) prior to the Conversion Date, with respect to enforcement of Liens or other remedies with respect to the Collateral of the Debtors, the Administrative Agent shall provide the Borrower at least five (5) Business Days’ prior written notice to the taking of such action; provided further that during such period, any party in interest shall be entitled to seek an emergency hearing with the Bankruptcy Court, for the sole purpose of contesting whether an Event of Default has occurred and/or is continuing.  Notwithstanding anything to the contrary herein, the Designated Entities shall not be included in determining whether an Event of Default under clause (e), (f), (g) or (h) of Section 8.01 has occurred or is continuing to the extent related to, arising from, or in connection with the Staggered Emergence.

Section 8.03          Exclusion of Immaterial Subsidiaries.  Solely for the purpose of determining whether a Default has occurred under clause (e), (f), (g) or (h) of Section 8.01, any reference in any such clause to any Restricted Subsidiary or Loan Party shall be deemed not to include any Subsidiary that is an Immaterial Subsidiary or at such time could, upon designation by the Borrower, become an Immaterial Subsidiary affected by any event or circumstances referred to in any such clause unless the Consolidated EBITDA of such Subsidiary together with the Consolidated EBITDA of all other Subsidiaries affected by such event or circumstance referred to in such clause, shall exceed 5.0% of the Consolidated EBITDA of the Borrower and its Restricted Subsidiaries.

Section 8.04          Application of Funds.  If the circumstances described in Section 2.12(g) have occurred, or after the exercise of remedies provided for in Section 8.02 (or after the Loans have automatically become immediately due and payable and the L/C Obligations have automatically been required to be Cash Collateralized as set forth in the proviso to Section 8.02), including in any bankruptcy or insolvency proceeding, any amounts received on account of the Secured Obligations (and proceeds of Collateral) be applied by the Administrative Agent, subject to (x) any Customary Intercreditor Agreement then in effect and (y) the terms of the Pari Passu Intercreditor Agreement, in each case, in the following order:

First, to payment of that portion of the Secured Obligations constituting fees, indemnities, expenses and other amounts (other than principal and interest, but including Attorney Costs payable under Section 10.04 and amounts payable under Article III) payable to each Agent in its capacity as such;

Second, to payment of that portion of the Secured Obligations constituting fees, indemnities and other amounts (other than principal, interest, and obligations under Secured Hedge Agreements and Secured Cash Management Obligations) payable to the Lenders (including Attorney Costs payable under Section 10.04 and amounts payable under Article III), ratably among them in proportion to the amounts described in this clause Second payable to them;

 Third, to payment of that portion of the Secured Obligations constituting accrued and unpaid interest (including, but not limited to, post-petition interest), ratably among the Lenders in proportion to the respective amounts described in this clause Third payable to them;

Fourth, to payment of that portion of the Secured Obligations constituting unpaid principal, Unreimbursed Amounts or face amounts of the Loans, L/C Borrowings and Swap Termination Value under Secured Hedge Agreements and Secured Cash Management Obligations and for the account of the L/C Issuers, to Cash Collateralize that portion of L/C Obligations comprised of the aggregate undrawn  amount of Letters of Credit, ratably among the Secured Parties in proportion to the respective amounts described in this clause Fourth held by them;

Fifth, to the payment of all other Secured Obligations that are due and payable to the Administrative Agent and the other Secured Parties on such date, ratably based upon the respective aggregate amounts of all such Secured Obligations owing to the Administrative Agent and the other Secured Parties on such date; and

Last, the balance, if any, after all of the Secured Obligations have been paid in full, to the Borrower or as otherwise required by Law.

Subject to Section 2.03(c), amounts used to Cash Collateralize the aggregate undrawn amount of Letters of Credit pursuant to clause Fourth above shall be applied to satisfy drawings under such Letters of Credit as they occur.  If any amount remains on deposit as Cash Collateral after all Letters of Credit have either been fully drawn or expired, such remaining amount shall be applied to the other Secured Obligations, if any, in the order set forth above and, if no Secured Obligations remain outstanding, to the Borrower.

Notwithstanding the foregoing, (a) amounts received from the Borrower or any Guarantor that is not a “Eligible Contract Participant” (as defined in the Commodity Exchange Act) shall not be applied to the obligations that are Excluded Swap Obligations (it being understood, that in the event that any amount is applied to Secured Obligations other than Excluded Swap Obligations as a result of this clause (a), to the extent permitted by applicable law, the Administrative Agent shall make such adjustments as it determines are appropriate to distributions pursuant to clause Fourth above from amounts received from “Eligible Contract Participants” to ensure, as nearly as possible, that the proportional aggregate recoveries with respect to obligations described in clause Fourth above by the holders of any Excluded Swap Obligations are the same as the proportional aggregate recoveries with respect to other obligations pursuant to clause Fourth above) and (b) Secured Cash Management Obligations and Obligations under Secured Hedge Agreements shall be excluded from the application described above if the Administrative Agent has not received written notice thereof, together with such supporting documentation as the Administrative Agent may request, from the applicable Cash Management Bank or Hedge Bank.  Each Cash Management Bank and Hedge Bank not a party to this Agreement that has given the notice contemplated by the preceding sentence shall, by such notice, be deemed to have acknowledged and accepted the appointment of the Administrative Agent pursuant to the terms of Article IX hereof for itself and its Affiliates as if a “Lender” party hereto.

ARTICLE IX

Administrative Agent and Other Agents

Section 9.01          Appointment and Authorization of Agents.

(a)        Each Lender hereby irrevocably appoints, designates and authorizes the Administrative Agent to take such action on its behalf under the provisions of this Agreement and each other Loan Document and to exercise such powers and perform such duties as are expressly delegated to it by the terms of this Agreement or any other Loan Document, together with such powers as are reasonably incidental thereto.  Notwithstanding any provision to the contrary contained elsewhere herein or in any other Loan Document, the Administrative Agent shall have no duties or responsibilities, except those expressly set forth herein, nor shall the Administrative Agent have or be deemed to have any fiduciary relationship with any Lender or participant, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Loan Document or otherwise exist against the Administrative Agent.  Without limiting the generality of the foregoing sentence, the use of the term “agent” herein and in the other Loan Documents with reference to any Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable Law.  Instead, such term is used merely as a matter of market custom, and is intended to create or reflect only an administrative relationship between independent contracting parties. Without limiting the generality of the foregoing, the Lenders hereby expressly authorize the Collateral Agent to execute any and all documents (including releases) with respect to the Collateral and the rights of the Secured Parties with respect thereto, as contemplated by and in accordance with the provisions of the Loan Documents and the Collateral Documents and acknowledge and agree that any such action by any Agent shall bind the Lenders.

(b)        Each L/C Issuer shall act on behalf of the Lenders with respect to any Letters of Credit issued by it and the documents associated therewith, and each such L/C Issuer shall have all of the benefits and immunities (i) provided to the Agents in this Article IX with respect to any acts taken or omissions suffered by such L/C Issuer in connection with Letters of Credit issued by it or proposed to be issued by it and the applications and agreements for letters of credit pertaining to such Letters of Credit as fully as if the term “Agent” as used in this Article IX and in the definition of “Agent-Related Person” included such L/C Issuer with respect to such acts or omissions, and (ii) as additionally provided herein with respect to such L/C Issuer.

(c)        The Administrative Agent shall also act as the “collateral agent” under the Loan Documents, and each of the Lenders (in its capacities as a Lender, Swing Line Lender (if applicable), L/C Issuer (if applicable) and a potential Hedge Bank or Cash Management Bank) hereby irrevocably appoints and authorizes the Administrative Agent to act as the agent of (and to hold any security interest, charge or other Lien created by the Collateral Documents for and on behalf of or on trust for) such Lender for purposes of acquiring, holding and enforcing any and all Liens on Collateral granted by any of the Loan Parties to secure any of the Secured Obligations, together with such powers and discretion as are reasonably incidental thereto.  In this connection, the Administrative Agent, as “collateral agent” (and any co-agents, sub-agents and attorneys-in-fact appointed by the Administrative Agent pursuant to Section 9.02 for purposes of holding or enforcing any Lien on the Collateral (or any portion thereof) granted under the Collateral Documents, or for exercising any rights and remedies thereunder at the direction of the Administrative Agent), shall be entitled to the benefits of all provisions of this Article IX (including Section 9.07, as though such co-agents, sub-agents and attorneys-in-fact were the “collateral agent” under the Loan Documents) as if set forth in full herein with respect thereto.

Section 9.02          Delegation of Duties.  The Administrative Agent may execute any of its duties under this Agreement or any other Loan Document (including for purposes of holding or enforcing any Lien on the Collateral (or any portion thereof) granted under the Collateral Documents or of exercising any rights and remedies thereunder) by or through Affiliates (including without limitation J.P. Morgan Europe Limited), agents, employees or attorneys-in-fact, such sub-agents as shall be deemed necessary by the Administrative Agent, and shall be entitled to advice of counsel, both internal and external, and other consultants or experts concerning all matters pertaining to such duties.  The Administrative Agent shall not be responsible for the negligence or misconduct of any agent or sub-agent or attorney-in-fact that it selects in the absence of gross negligence or willful misconduct.

Section 9.03          Liability of Agents.  No Agent-Related Person shall (a) be liable to any Lender for any action taken or omitted to be taken by any of them under or in connection with this Agreement or any other Loan Document or the transactions contemplated hereby, including their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent (except for its own gross negligence or willful misconduct, as determined by the final judgment of a court of competent jurisdiction, in connection with its duties expressly set forth herein), or (b) be responsible in any manner to any Lender or participant for any recital, statement, representation or warranty made by any Loan Party or any officer thereof, contained herein or in any other Loan Document, or in any certificate, report, statement or other document referred to or provided for in, or received by the Administrative Agent under or in connection with, this Agreement or any other Loan Document, or the validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Loan Document, or the perfection or priority of any Lien or security interest created or purported to be created under the Collateral Documents, or the satisfaction of any condition set forth in Article IV or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent, or for any failure of any Loan Party or any other party to any Loan Document to perform its obligations hereunder or thereunder.  No Agent-Related Person shall be under any obligation to any Lender or participant to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Loan Document, or to inspect the properties, books or records of any Loan Party or any Affiliate thereof.  No Agent shall have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that such Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents); provided that such Agent shall not be required to take any action that, in its judgment or the judgment of its counsel, may expose such Agent to liability or that is contrary to any Loan Document or applicable Law.  No Agent shall be liable for any action taken or not taken by it with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents), or in the absence of its own gross negligence or willful misconduct.

Section 9.04          Reliance by Agents.

(a)        Each Agent shall be entitled to rely, and shall be fully protected in relying, upon any writing, communication, signature, resolution, representation, notice, request, consent, certificate, instrument, affidavit, letter, telegram, facsimile, telex or telephone message, electronic mail message, statement or other document or conversation believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons, and upon advice and statements of legal counsel (including counsel to any Loan Party), independent accountants and other experts selected by such Agent and shall not incur any liability for relying thereon.  Each Agent shall be fully justified in failing or refusing to take any action under any Loan Document unless it shall first receive such advice or concurrence of the Required Lenders as it deems appropriate and, if it so requests, it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action.  Each Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement or any other Loan Document in accordance with a request or consent of the Required Lenders (or such greater number of Lenders as may be expressly required hereby in any instance) and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders.

(b)       For purposes of determining compliance with the conditions specified in Section 4.01, each Lender that has signed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless the Administrative Agent shall have received notice from such Lender prior to the proposed Closing Date specifying its objection thereto.

Section 9.05          Notice of Default.  The Administrative Agent shall not be deemed to have knowledge or notice of the occurrence of any Default, except with respect to defaults in the payment of principal, interest and fees required to be paid to the Administrative Agent for the account of the Lenders, unless the Administrative Agent shall have received written notice from a Lender or the Borrower referring to this Agreement, describing such Default and stating that such notice is a “notice of default.”  The Administrative Agent will notify the Lenders of its receipt of any such notice.  Subject to the other provisions of this Article IX, the Administrative Agent shall take such action with respect to any Event of Default as may be directed by the Required Lenders in accordance with Article VIII; provided that unless and until the Administrative Agent has received any such direction, the Administrative Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Event of Default as it shall deem advisable or in the best interest of the Lenders.

Section 9.06          Credit Decision; Disclosure of Information by Agents.  Each Lender acknowledges that no Agent-Related Person has made any representation or warranty to it, and that no act by any Agent hereafter taken, including any consent to and acceptance of any assignment or review of the affairs of any Loan Party or any Affiliate thereof, shall be deemed to constitute any representation or warranty by any Agent-Related Person to any Lender as to any matter, including whether Agent-Related Persons have disclosed material information in their possession.  Each Lender represents to each Agent that it has, independently and without reliance upon any Agent-Related Person and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, prospects, operations, property, financial and other condition and creditworthiness of the Loan Parties and their respective Subsidiaries, and all applicable bank or other regulatory Laws relating to the transactions contemplated hereby, and made its own decision to enter into this Agreement and to extend credit to the Borrower and the other Loan Parties hereunder.  Each Lender also represents that it will, independently and without reliance upon any Agent-Related Person and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Loan Documents, and to make such investigations as it deems necessary to inform itself as to the business, prospects, operations, property, financial and other condition and creditworthiness of the Borrower and the other Loan Parties.  Except for notices, reports and other documents expressly required to be furnished to the Lenders by any Agent herein, such Agent shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the business, prospects, operations, property, financial and other condition or creditworthiness of any of the Loan Parties or any of their respective Affiliates which may come into the possession of any Agent-Related Person.

Section 9.07         Indemnification of Agents.  Whether or not the transactions contemplated hereby are consummated, the Lenders shall indemnify upon demand each Agent-Related Person (to the extent not reimbursed by or on behalf of any Loan Party and without limiting the obligation of any Loan Party to do so), pro rata, and hold harmless each Agent-Related Person from and against any and all Indemnified Liabilities incurred by it in its capacity as an Agent-Related Person; provided that no Lender shall be liable for the payment to any Agent-Related Person of any portion of such Indemnified Liabilities resulting from such Agent-Related Person’s own gross negligence or willful misconduct, as determined by the final judgment of a court of competent jurisdiction; provided that no action taken in accordance with the directions of the Required Lenders (or such other number or percentage of the Lenders as shall be required by the Loan Documents) shall be deemed to constitute gross negligence or willful misconduct for purposes of this Section 9.07.  In the case of any investigation, litigation or proceeding giving rise to any Indemnified Liabilities, this Section 9.07 applies whether any such investigation, litigation or proceeding is brought by any Lender or any other Person.  Without limitation of the foregoing, each Lender shall reimburse the Administrative Agent upon demand for its ratable share of any costs or out-of-pocket expenses (including Attorney Costs) incurred by the Administrative Agent in connection with the preparation, execution, delivery, administration, modification, amendment or enforcement (whether through negotiations, legal proceedings or otherwise) of, or legal advice in respect of rights or responsibilities under, this Agreement, any other Loan Document, or any document contemplated by or referred to herein, to the extent that the Administrative Agent is not reimbursed for such expenses by or on behalf of the Borrower, provided that such reimbursement by the Lenders shall not affect the Borrower’s continuing reimbursement obligations with respect thereto, if any.  The undertaking in this Section 9.07 shall survive termination of the Aggregate Commitments, the payment of all other Obligations and the resignation of the Administrative Agent.

Section 9.08         Agents in their Individual Capacities.  JPMCB and its Affiliates may make loans to, issue letters of credit for the account of, accept deposits from, acquire Capital Stock in and generally engage in any kind of banking, trust, financial advisory, underwriting or other business with each of the Loan Parties and their respective Affiliates as though JPMCB were not the Administrative Agent hereunder and without notice to or consent of the Lenders.  The Lenders acknowledge that, pursuant to such activities, JPMCB or its Affiliates may receive information regarding any Loan Party or any Affiliate of a Loan Party (including information that may be subject to confidentiality obligations in favor of such Loan Party or such Affiliate) and acknowledge that the Administrative Agent shall be under no obligation to provide such information to them.  With respect to its Loans, JPMCB shall have the same rights and powers under this Agreement as any other Lender and may exercise such rights and powers as though it were not the Administrative Agent, and the terms “Lender” and “Lenders” include JPMCB in its individual capacity.

Section 9.09          Successor Agents.  The Administrative Agent may resign as the Administrative Agent and Collateral Agent upon thirty (30) days’ notice to the Lenders and the Borrower.  If the Administrative Agent resigns under this Agreement, the Required Lenders shall appoint from among the Lenders a successor agent for the Lenders, which appointment of a successor agent shall require the consent of the Borrower at all times other than during the existence of an Event of Default under Section 8.01(f) or (g) (which consent of the Borrower shall not be unreasonably withheld or delayed).  If no successor agent is appointed prior to the effective date of the resignation of the Administrative Agent, the Administrative Agent may appoint, after consulting with the Lenders and the Borrower, a successor agent from among the Lenders.  Upon the acceptance of its appointment as successor agent hereunder, the Person acting as such successor agent shall succeed to all the rights, powers and duties of the retiring Administrative Agent and Collateral Agent and the term “Administrative Agent” shall mean such successor administrative agent and/or supplemental administrative agent, as the case may be (and the term “Collateral Agent” shall mean such successor collateral agent and/or supplemental agent, as described in Section 9.01(c)), and the retiring Administrative Agent’s appointment, powers and duties as the Administrative Agent and Collateral Agent shall be terminated.  After the retiring Administrative Agent’s resignation hereunder as the Administrative Agent and Collateral Agent, the provisions of this Article IX and Section 10.04 and Section 10.05 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was the Administrative Agent and Collateral Agent under this Agreement.  If no successor agent has accepted appointment as the Administrative Agent and Collateral Agent by the date which is thirty (30) days following the retiring Administrative Agent’s notice of resignation, the retiring Administrative Agent’s resignation shall nevertheless thereupon become effective and the Lenders shall perform all of the duties of the Administrative Agent and Collateral Agent hereunder until such time, if any, as the Required Lenders appoint a successor agent as provided for above (except that in the case of any collateral security held by the Collateral Agent on behalf of the Lenders or the L/C Issuer under any of the Loan Documents, the retiring Collateral Agent shall continue to hold such collateral security until such time as a successor Collateral Agent is appointed).  Upon the acceptance of any appointment as the Administrative Agent and Collateral Agent hereunder by a successor and upon the execution and filing or recording of such financing statements, or amendments thereto, and such amendments or supplements to any mortgages, and such other security agreements, instruments or notices, as may be necessary or desirable, or as the Required Lenders may reasonably request, in order to (a) continue the perfection of the Liens granted or purported to be granted by the Collateral Documents or (b) otherwise ensure that the Collateral and Guarantee Requirement is satisfied, the Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, discretion, privileges, and duties of the retiring Administrative Agent and Collateral Agent, and the retiring Administrative Agent and Collateral Agent shall, to the extent not previously discharged, be discharged from its duties and obligations under the Loan Documents.

Section 9.10          Administrative Agent May File Proofs of Claim.  In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to any Loan Party, the Administrative Agent (irrespective of whether the principal of any Loan or L/C Obligation shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the Borrower) shall be entitled and empowered, by intervention in such proceeding or otherwise:

(a)          to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans, L/C Obligations and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders and the Administrative Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders and the Administrative Agent and their respective agents and counsel and all other amounts due the Lenders and the Administrative Agent under Section 2.04(e) and (f), Section 2.09 and Section 10.04) allowed in such judicial proceeding; and

(b)          to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same; and

(c)         any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Lenders, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Agents and their respective agents and counsel, and any other amounts due to the Administrative Agent under Section 2.09 and Section 10.04.

Nothing contained herein shall be deemed to authorize the Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender any plan of reorganization, arrangement, adjustment or composition affecting the Secured Obligations or the rights of any Lender or to authorize the Administrative Agent to vote in respect of the claim of any Lender in any such proceeding.

Section 9.11          Collateral and Guaranty Matters.

The Lenders irrevocably agree:

(a)          that any Lien on any property granted to or held by the Administrative Agent or the Collateral Agent under any Loan Document shall be automatically released (i) upon termination of the Aggregate Commitments and payment in full of all Secured Obligations (other than (x) obligations under Secured Hedge Agreements not yet due and payable, (y) Secured Cash Management Obligations not yet due and payable and (z) contingent indemnification obligations not yet accrued and payable), the expiration or termination of all Letters of Credit (other than Letters of Credit that have been Cash Collateralized or backstopped or as to which other arrangements reasonably satisfactory to the Administrative Agent and the applicable L/C Issuer have been made), (ii) at the time the property subject to such Lien is transferred as part of or in connection with any transfer permitted hereunder (including any Asset Disposition permitted hereunder) or under any other Loan Document to any Person other than any other Loan Party (provided that in the event of a transfer of assets from a Loan Party to another Loan Party organized in a different jurisdiction, the Collateral Agent shall, upon request of the Borrower or any other Loan Party, release such Lien if such transferee Loan Party takes all actions reasonably necessary to grant a Lien in such transferred assets to the Collateral Agent (to the extent required by the Collateral and Guarantee Requirement)) or in connection with the Staggered Emergence, (iii) subject to Section 10.01, if the release of such Lien is approved, authorized or ratified in writing by the Required Lenders, (iv) if the property subject to such Lien is owned by a Guarantor, upon release of such Guarantor from its obligations under its Guaranty pursuant to clause (b) or (c) below, (v) if the property subject to such Lien becomes Excluded Property or (vi) solely with respect to any Lien granted pursuant to the DIP Collateral Documents, upon the Conversion Date;

(b)          to release or subordinate any Lien on any property granted to or held by the Administrative Agent or the Collateral Agent under any Loan Document to the holder of any Lien on such property that is a Permitted Lien under clauses (i) or (l) (in the case of clause (l), upon the reasonable request of the Borrower, to the extent required by the terms of the agreements governing such Permitted Lien) of the definition thereof; and

(c)          to release a Subsidiary Guarantor from the Guarantee Agreement, if such Subsidiary Guarantor ceases to be a Restricted Subsidiary, or becomes an Excluded Subsidiary or is a Designated Entity, in each case as a result of a transaction permitted hereunder or designation permitted hereunder (as certified in writing delivered to the Administrative Agent by a Responsible Officer of the Borrower) or as a result of the Staggered Emergence (provided that the release of any Subsidiary Guarantor from its obligations under the Loan Documents solely as a result of such Subsidiary Guarantor becoming an Excluded Subsidiary of the type described in clause (b) of the definition thereof shall only be permitted if such Subsidiary Guarantor becomes such an Excluded Subsidiary pursuant to a transaction with a third party that is not otherwise an Affiliate of the Borrower and such transaction was not for the primary purpose of releasing the Guarantee of such Subsidiary Guarantor).

Notwithstanding anything contained herein to the contrary, upon request by the Administrative Agent at any time, the Required Lenders shall confirm in writing the Administrative Agent’s irrevocable authority to release or subordinate its interest in particular types or items of property, or to release any Guarantor from its obligations under the Guaranty pursuant to this Section 9.11; provided that the absence of such confirmation shall not affect in any way the validity of the automatic releases of security interest or Guaranty contemplated by this Agreement or the Administrative Agent’s obligations to comply with the provisions of the immediately following sentence.  In each case as specified in this Section 9.11, the Administrative Agent  will promptly (and each Lender irrevocably authorizes the Administrative Agent to), at the Borrower’s expense, execute and deliver to the applicable Loan Party such documents as such Loan Party may reasonably request (i) to evidence the release or subordination of such item of Collateral from the assignment and security interest granted under the Collateral Documents (including the filing of termination statements or the return of pledged collateral), or to evidence the release of such Guarantor from its obligations under the Guaranty, in each case in accordance with the terms of the Loan Documents and this Section 9.11; provided, that prior to any such request, the Borrower shall have in each case delivered to the Administrative Agent written request therefor and, to the extent reasonably requested by the Administrative Agent, a certificate of the Borrower to the effect that the release of such Guarantor or Collateral, as applicable, is in compliance with the Loan Documents.  Each of the Lenders  irrevocably authorizes the Administrative Agent to rely on any such certificate without independent investigation and release its interests in any Collateral or release any Guarantor from its obligations under the Loan Documents pursuant to this Section 9.11 (including, in each case of the foregoing, by filing applicable termination statements and/or returning pledged Collateral); it being acknowledged and agreed by each Secured Party that the Administrative Agent, in its capacity as such, shall have no liability with respect to relying on such certificate and taking actions to evidence such release.

Section 9.12         Other Agents; Arrangers and Managers.  None of the Lenders, the Agents, the Lead Arrangers, the Documentation Agents, or other Persons identified on the facing page or signature pages of this Agreement as a “co-arranger” shall have any right, power, obligation, liability, responsibility or duty under this Agreement other than those applicable to all Lenders as such.  Without limiting the foregoing, none of the Lenders or other Persons so identified shall have or be deemed to have any fiduciary relationship with any Lender.  Each Lender acknowledges that it has not relied, and will not rely, on any of the Lenders or other Persons so identified in deciding to enter into this Agreement or in taking or not taking action hereunder.

Section 9.13          Appointment of Supplemental Administrative Agents.

(a)          It is the purpose of this Agreement and the other Loan Documents that there shall be no violation of any Law of any jurisdiction denying or restricting the right of banking corporations or associations to transact business as agent or trustee in such jurisdiction.  It is recognized that in case of litigation under this Agreement or any of the other Loan Documents, and in particular in case of the enforcement of any of the Loan Documents, or in case the Administrative Agent deems that by reason of any present or future Law of any jurisdiction it may not exercise any of the rights, powers or remedies granted herein or in any of the other Loan Documents or take any other action which may be desirable or necessary in connection therewith, the Administrative Agent is hereby authorized to appoint an additional individual or institution selected by the Administrative Agent in its sole discretion as a separate trustee, co-trustee, administrative agent, collateral agent, administrative sub-agent or administrative co-agent (any such additional individual or institution being referred to herein individually as a “Supplemental Administrative Agent” and, collectively, as “Supplemental Administrative Agents”).

(b)       In the event that the Administrative Agent appoints a Supplemental Administrative Agent with respect to any Collateral, (i) each and every right, power, privilege or duty expressed or intended by this Agreement or any of the other Loan Documents to be exercised by or vested in or conveyed to the Administrative Agent with respect to such Collateral shall be exercisable by and vest in such Supplemental Administrative Agent to the extent, and only to the extent, necessary to enable such Supplemental Administrative Agent to exercise such rights, powers and privileges with respect to such Collateral and to perform such duties with respect to such Collateral, and every covenant and obligation contained in the Loan Documents and necessary to the exercise or performance thereof by such Supplemental Administrative Agent shall run to and be enforceable by either the Administrative Agent or such Supplemental Administrative Agent, and (ii) the provisions of this Article IX and of Section 10.04 and Section 10.05 that refer to the Administrative Agent shall inure to the benefit of such Supplemental Administrative Agent and all references therein to the Administrative Agent shall be deemed to be references to the Administrative Agent and/or such Supplemental Administrative Agent, as the context may require.

(c)          Should any instrument in writing from any Loan Party be required by any Supplemental Administrative Agent so appointed by the Administrative Agent for more fully and certainly vesting in and confirming to him or it such rights, powers, privileges and duties, the Borrower shall, or shall cause such Loan Party to, execute, acknowledge and deliver any and all such instruments promptly upon request by the Administrative Agent.  In case any Supplemental Administrative Agent, or a successor thereto, shall die, become incapable of acting, resign or be removed, all the rights, powers, privileges and duties of such Supplemental Administrative Agent, to the extent permitted by Law, shall vest in and be exercised by the Administrative Agent until the appointment of a new Supplemental Administrative Agent.

Section 9.14          Withholding Tax.  To the extent required by any applicable Law, the Administrative Agent may deduct or withhold from any payment to any Lender under any Loan Document an amount equivalent to any applicable withholding Tax.  If the Internal Revenue Service or any other Governmental Authority asserts a claim that the Administrative Agent did not properly withhold Tax from amounts paid to or for the account of any Lender for any reason (including because the appropriate form was not delivered or was not properly executed or because such Lender failed to notify the Administrative Agent of a change in circumstance that rendered the exemption from, or reduction of, withholding Tax ineffective), such Lender shall indemnify and hold harmless the Administrative Agent fully for all amounts paid, directly or indirectly, by the Administrative Agent as Tax or otherwise, including any penalties, additions to Tax or interest and together with all expenses (including legal expenses, allocated internal costs and out-of-pocket expenses) incurred, whether or not such Tax was correctly or legally imposed or asserted by the relevant Governmental Authority.  A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error.  Each Lender hereby authorizes the Administrative Agent to set off and apply any amounts at any time owing to such Lender under this Agreement or any other Loan Document against any amount due the Administrative Agent under this Section 9.14.  The agreements in this Section 9.14 shall survive the resignation and/or replacement of the Administrative Agent, any assignment of rights by, or the replacement of, a Lender, the termination of this Agreement and the repayment, satisfaction or discharge of all other obligations.  For the avoidance of doubt, (1) the term “Lender” shall, for purposes of this Section 9.14, include any L/C Issuer and any Swing Line Lender and (2) this Section 9.14 shall not limit or expand the obligations of the Borrower or any Guarantor under Section 3.01 or any other provision of this Agreement.

Section 9.15          Secured Cash Management Obligations; Secured Hedge Agreements.  Except as otherwise expressly set forth herein or in any Collateral Document, no Cash Management Bank or Hedge Bank that obtains the benefits of Section 8.04, any Guaranty or any Collateral by virtue of the provisions hereof or of any Collateral Document shall have any right to notice of any action or to consent to, direct or object to any action hereunder or under any other Loan Document or otherwise in respect of the Collateral (including the release or impairment of any Collateral) other than in its capacity as a Lender and, in such case, only to the extent expressly provided in the Loan Documents.  Notwithstanding any other provision of this Article IX to the contrary, the Administrative Agent shall not be required to verify the payment of, or that other satisfactory arrangements have been made with respect to, Secured Cash Management Obligations or Obligations arising under Secured Hedge Agreements unless the Administrative Agent has received written notice of such Obligations, together with such supporting documentation as the Administrative Agent may reasonably request, from the applicable Cash Management Bank or Hedge Bank, as the case may be.

Section 9.16        Certain ERISA Matters.  (a) Each Lender (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent and its Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Borrower or any other Loan Party, that at least one of the following is and will be true:

(i)          such Lender is not using “plan assets” (within the meaning of the Plan Asset Regulations) of one or more Benefit Plans with respect to such Lender’s entrance into, participation in, administration of and performance of  the Loans, the Letters of Credit, the Commitments or this Agreement,

(ii)          the transaction exemption set forth in one or more PTEs, such as PTE 84-14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95-60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90-1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91-38 (a class exemption for certain transactions involving bank collective investment funds) or PTE 96-23 (a class exemption for certain transactions determined by in-house asset managers), is applicable, and the conditions of such exemption have been satisfied, with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement,

(iii)        (A) such Lender is an investment fund managed by a “Qualified Professional Asset Manager” (within the meaning of Part VI of PTE 84-14), (B) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer and perform the Loans, the Letters of Credit, the Commitments and this Agreement, (C) the entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement satisfies the requirements of sub-sections (b) through (g) of Part I of PTE 84-14 and (D) to the best knowledge of such Lender, the requirements of subsection (a) of Part I of PTE 84-14 are satisfied with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement, or

(iv)          such other representation, warranty and covenant as may be agreed in writing between the Administrative Agent, in its sole discretion, and such Lender.

(b)          In addition, unless sub-clause (i) in the immediately preceding clause (a) is true with respect to a Lender or such Lender has provided another representation, warranty and covenant as provided in sub-clause (iv) in the immediately preceding clause (a), such Lender further (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent and its respective Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Borrower or any other Loan Party, that neither the Administrative Agent nor any of its Affiliates is a fiduciary with respect to the Collateral or the assets of such Lender involved in such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement (including in connection with the reservation or exercise of any rights by the Administrative Agent under this Agreement, any Loan Document or any documents related hereto or thereto).

ARTICLE X

Miscellaneous

Section 10.01        Amendments, Etc. Except as otherwise set forth in this Agreement, no amendment or waiver of any provision of this Agreement or any other Loan Document, and no consent to any departure by the Borrower or any other Loan Party therefrom, shall be effective unless in writing signed by, subject to clause (vi) of the second proviso below, the Required Lenders and the Borrower or the applicable Loan Party, as the case may be, and each such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; provided that no such amendment, waiver or consent shall:

(a)          extend or increase the Commitment of any Lender without the written consent of each Lender directly and adversely affected thereby (it being understood that a waiver of any condition precedent set forth in Section 4.02 or the waiver of any Default or Event of Default, mandatory prepayment or mandatory reduction of the Commitments shall not constitute an extension or increase of any Commitment of any Lender);

(b)          postpone any date scheduled for, or reduce the amount of, any payment of principal or interest under Section 2.07 or Section 2.08, fees or other amounts without the written consent of each Lender directly and adversely affected thereby, it being understood that the waiver of (or amendment to the terms of) any mandatory prepayment of the Term Loans shall not constitute a postponement of any date scheduled for the payment of principal or interest;

(c)          reduce the principal of, or the rate of interest specified herein on, any Loan or L/C Borrowing, or (subject to clause (iii) of the second proviso to this Section 10.01) any fees or other amounts payable hereunder or under any other Loan Document without the written consent of each Lender directly and adversely affected thereby, it being understood that any change to the definition of Consolidated First Lien Secured Leverage Ratio or in the component definitions thereof shall not constitute a reduction in the rate of interest or fees; provided that only the consent of the Required Lenders shall be necessary to amend the definition of “Default Rate” or to waive any obligation of the Borrower to pay interest at the Default Rate;

(d)        change any provision of this Section 10.01 or the definitions of “Required Lenders,” and “Required Revolving Credit Lenders” or Sections 2.13 or 8.04 that would alter the pro rata sharing payments without the written consent of each Lender directly and adversely affected thereby; provided that to the extent necessary to give effect to the incurrence under this Agreement of any Exit Revolving Facility Refinancing Indebtedness or Refinancing Subsidiary Debt Term Loans, in no event shall this clause (d) apply to any amendment, waiver or consent made to give effect to any such incurrence;

(e)          release all or substantially all of the Collateral in any transaction or series of related transactions, without the written consent of each Lender; provided that any transaction permitted under Section 7.04 or Section 7.05 shall not be subject to this clause (e) to the extent such transaction does not result in the release of all or substantially all of the Collateral;

(f)          release all or substantially all of the value of the Guarantees under the Guaranty Agreement in any transaction or series of related transactions, without the written consent of each Lender; provided that any transaction permitted under Section 7.04 or Section 7.05 shall not be subject to this clause (f) to the extent such transaction does not result in the release of all or substantially all of the Guarantees;

and provided, further, that (i) no amendment, waiver or consent shall, unless in writing and signed by each L/C Issuer in addition to the Lenders required above, affect the rights or duties of a L/C Issuer under this Agreement or any Letter of Credit Application relating to any Letter of Credit issued or to be issued by it; (ii) no amendment, waiver or consent shall, unless in writing and signed by the Swing Line Lender in addition to the Lenders required above, affect the rights or duties of the Swing Line Lender under this Agreement; (iii) no amendment, waiver or consent shall, unless in writing and signed by the Administrative Agent in addition to the Lenders required above, affect the rights or duties of, or any fees or other amounts payable to, the Administrative Agent under this Agreement or any other Loan Document; (iv) Section 10.07(h) may not be amended, waived or otherwise modified without the consent of each Granting Lender all or any part of whose Loans are being funded by an SPC at the time of such amendment, waiver or other modification; (v) any amendment or waiver that by its terms affects the rights or duties of Lenders holding Loans or Commitments of a particular Class (but not the Lenders holding Loans or Commitments of any other Class) will require only the requisite percentage in interest of the affected Class of Lenders that would be required to consent thereto if such Class of Lenders were the only Class of Lenders; (vi) only the consent of the Required Revolving Credit Lenders (and no other Lenders, the Administrative Agent, Collateral Agent or any other Person) shall be necessary to amend, restate, supplement or otherwise modify this Agreement or any other Loan Document to give effect to the Exit Revolving Facility hereunder, to add, expand, amend, supplement or otherwise modify any financial covenant, representation, affirmative covenant, negative covenant, event of default or any other provision or definition that applies solely to the Revolving Credit Facility and/or that is more restrictive against the Borrower than what is otherwise reflected in the Loan Documents for the Initial Term Loans, as negotiated for the benefit of the Revolving Credit Lenders; provided that any Default or Event of Default with respect to the breach of any covenant (including any financial covenant, subject to any cure right) that applies solely to the Revolving Credit Facility shall not constitute a Default or Event of Default with respect to any Term Loans unless and until the Required Revolving Credit Lenders have declared all amounts outstanding under the Revolving Credit Facility to be immediately due and payable and all outstanding Revolving Credit Commitments to be immediately terminated, in each case in accordance with this Agreement and such declaration has not been rescinded on or before such date, and (vii) the Closing Date Certificate may be updated with the consent of the Borrower and the Administrative Agent (not to be unreasonably withheld) following the Closing Date and on or prior to the Closing Date to reflect circumstances existing on the Closing Date.  Notwithstanding the foregoing, this Agreement may be amended (or amended and restated) with the written consent of the Required Lenders, the Administrative Agent and the Borrower (a) to add one or more additional credit facilities to this Agreement and to permit the extensions of credit from time to time outstanding thereunder and the accrued interest and fees in respect thereof to share ratably in the benefits of this Agreement and the other Loan Documents with the Term Loans, the Revolving Credit Loans, the Incremental Term Loans, if any, and the accrued interest and fees in respect thereof and (b) to include appropriately the Lenders holding such credit facilities in any determination of the Required Lenders and, if applicable, the Required Revolving Credit Lenders.

Notwithstanding anything to the contrary contained in this Section 10.01, any guarantees, collateral security documents and related documents executed by Subsidiaries in connection with this Agreement may be in a form reasonably determined by the Administrative Agent and may be, together with this Agreement, amended, supplemented and waived with the consent of the Administrative Agent at the request of the Borrower without the need to obtain the consent of any Lender if such amendment, supplement or waiver is delivered in order (i) to comply with local Law or advice of local counsel, (ii) to cure ambiguities, inconsistencies, omissions, mistakes or defects (including to correct or cure incorrect cross references or similar inaccuracies), (iii) to effect administrative changes of a technical or immaterial nature or (iv) to cause such guarantee, collateral security document or other document to be consistent with this Agreement and the other Loan Documents.  Furthermore, with the consent of the Administrative Agent at the request of the Borrower (without the need to obtain any consent of any Lender), any Loan Document may be amended to cure ambiguities, inconsistencies, omissions, mistakes or defects (including to correct or cure incorrect cross references or similar inaccuracies).

Notwithstanding anything in this Section 10.01 to the contrary, (a) technical and conforming modifications to the Loan Documents may be made with the consent of the Borrower and the Administrative Agent to the extent necessary (i) to integrate any Incremental Facilities, Refinancing Revolving Credit Commitments, Refinancing Term Loans, Refinancing Subsidiary Debt Term Loans, Extended Term Loans or Extended Revolving Credit Commitments, (ii) to integrate or make administrative modifications with respect to borrowings and issuances of Letters of Credit, (iii) to integrate and terms or conditions from any Incremental Facility Amendment that are more restrictive than this Agreement in accordance with Section 2.14(d) and (iv) to make any amendments permitted by Section 1.03 and to give effect to any election to adopt IFRS and (b) without the consent of any Lender or L/C Issuer, the Loan Parties, the Administrative Agent or the Collateral Agent may (in their respective sole discretion, or shall, to the extent required by any Loan Document) enter into (w) any amendment, modification or waiver of any Loan Document, or enter into any new agreement or instrument, to effect the granting, perfection, protection, expansion or enhancement of any security interest in any Collateral or additional property to become Collateral for the benefit of the Secured Parties to give effect to, or protect any security interest for benefit of the Secured Parties, in any property or so that the security interests therein comply with applicable law or this Agreement or in each case to otherwise enhance the rights or benefits of any Lender under any Loan Document, (x)  any applicable intercreditor agreement contemplated by this Agreement, in each case with the holders of Indebtedness permitted by this Agreement to be secured by the Collateral.  Without limitation of the foregoing, the Borrower may, without the consent of any Lenders, upon delivery to the Administrative Agent (i) increase the interest rates (including any interest rate margins or interest rate floors), fees and other amounts payable to any Class or Classes of Lenders hereunder, (ii) increase, expand and/or extend the call protection provisions and any “most favored nation” provisions benefiting any Class or Classes of Lenders hereunder (including, for the avoidance of doubt, the provisions of Section 2.05(a)(iv) and 2.14(b)(ii) hereof) and/or (iii) with the consent of the Administrative Agent, modify any other provision hereunder or under any other Loan Document in a manner, as determined by the Administrative Agent in its sole discretion, more favorable to the then-existing Lenders or Class or Classes of Lenders, in each case in connection with the issuance or incurrence of any Incremental Facilities or other Indebtedness permitted hereunder, where the terms of any such Incremental Facilities or other Indebtedness are more favorable to the lenders thereof than the corresponding terms applicable to other Loans or Commitments then existing hereunder, and it is intended that one or more then-existing Classes of Loans or Commitments under this Agreement share in the benefit of such more favorable terms in order to comply with the provisions hereof relating to the incurrence of such Incremental Facilities or other Indebtedness, or (y) any amendment, modification or waiver of any Loan Document, or enter into any new agreement or instrument herein or in any other Loan Document, to the extent necessary to give effect to the incurrence under this Agreement of any refinancing of Prepetition Subsidiary Debt and/or Prepetition Second Lien Notes with Indebtedness in the form of term loans, so long as such Indebtedness is permitted under Section 7.03 hereof and the liens securing such Indebtedness (including priority thereof) is permitted under Section 7.01 hereof; provided that the Administrative Agent will have at least five Business Days (or such shorter period to which the Administrative Agent may consent in its reasonable discretion) after written notice from the Borrower to provide such consent and may, in its sole discretion, provide written notice to the Lenders regarding any such proposed amendment.

Notwithstanding anything to the contrary herein, in connection with any determination as to whether the Required Lenders have (A) consented (or not consented) to any amendment or waiver of any provision of this Agreement or any other Loan Document or any departure by any Loan Party therefrom, (B) otherwise acted on any matter related to any Loan Document, or (C) directed or required the Administrative Agent or any Lender to undertake any action (or refrain from taking any action) with respect to or under any Loan Document, any Lender (other than (x) any Lender that is a Regulated Bank and (y) any Revolving Credit Lender) that, as a result of its interest in any total return swap, total rate of return swap, credit default swap or other derivative contract (other than any such total return swap, total rate of return swap, credit default swap or other derivative contract entered into pursuant to bona fide market making activities), has a net short position with respect to the Loans and/or Commitments (each, a “Net Short Lender”) shall have no right to vote any of its Loans and Commitments and shall be deemed to have voted its interest as a Lender without discretion in the same proportion as the allocation of voting with respect to such matter by Lenders who are not Net Short Lenders.  For purposes of determining whether a Lender has a “net short position” on any date of determination: (i) derivative contracts with respect to the Loans and Commitments and such contracts that are the functional equivalent thereof shall be counted at the notional amount thereof in Dollars, (ii) notional amounts in other currencies shall be converted to the dollar equivalent thereof by such Lender in a commercially reasonable manner consistent with generally accepted financial practices and based on the prevailing conversion rate (determined on a mid-market basis) on the date of determination, (iii) derivative contracts in respect of an index that includes any of the Borrower or other Loan Parties or any instrument issued or guaranteed by any of the Borrower or other Loan Parties shall not be deemed to create a short position with respect to the Loans and/or Commitments, so long as (x) such index is not created, designed, administered or requested by such Lender and (y) the Borrower and other Loan Parties and any instrument issued or guaranteed by any of the Borrower or other Loan Parties, collectively, shall represent less than 5.0% of the components of such index, (iv) derivative transactions that are documented using either the 2014 ISDA Credit Derivatives Definitions or the 2003 ISDA Credit Derivatives Definitions (collectively, the “ISDA CDS Definitions”) shall be deemed to create a short position with respect to the Loans and/or Commitments if such Lender is a protection buyer or the equivalent thereof for such derivative transaction and (x) the Loans or the Commitments are a “Reference Obligation” under the terms of such derivative transaction (whether specified by name in the related documentation, included as a “Standard Reference Obligation” on the most recent list published by Markit, if “Standard Reference Obligation” is specified as applicable in the relevant documentation or in any other manner), (y) the Loans or the Commitments would be a “Deliverable Obligation” under the terms of such derivative transaction or (z) any of the Borrower or other Loan Parties (or its successor) is designated as a “Reference Entity” under the terms of such derivative transactions, and (v) credit derivative transactions or other derivatives transactions not documented using the ISDA CDS Definitions shall be deemed to create a short position with respect to the Loans and/or Commitments if such transactions are functionally equivalent to a transaction that offers the Lender protection in respect of the Loans or the Commitments, or as to the credit quality of any of the Borrower or other Loan Parties other than, in each case, as part of an index so long as (x) such index is not created, designed, administered or requested by such Lender and (y) the Borrower and other Loan Parties and any instrument issued or guaranteed by any of the Borrower or other Loan Parties, collectively, shall represent less than 5.0% of the components of such index.  In connection with any such determination, each Lender (other than (x) any Lender that is a Regulated Bank and (y) any Revolving Credit Lender as of the Closing Date) shall promptly notify the Administrative Agent in writing that it is a Net Short Lender, or shall otherwise be deemed to have represented and warranted to the Borrower and the Administrative Agent that it is not a Net Short Lender (it being understood and agreed that the Administrative Agent shall be entitled to rely on each such representation and deemed representation and shall have no duty to (x) inquire as to or investigate the accuracy of any such representation or deemed representation or (y) otherwise ascertain or monitor whether any Lender, Eligible Assignee or Participant or prospective Lender, Eligible Assignee or Participant is a Net Short Lender or make any calculations, investigations or determinations with respect to any derivative contracts and/or net short positions). Without limiting the foregoing, the Administrative Agent shall not (A) be responsible or have any liability for, or have any duty to ascertain, inquire into, monitor or enforce, compliance with the provisions hereof relating to the Net Short Lenders or (B) have any liability with respect to or arising out of any assignment or participation of Loans to any Net Short Lender).

Section 10.02         Notices and Other Communications; Facsimile Copies.

(a)        General.  Unless otherwise expressly provided herein, all notices and other communications provided for hereunder or under any other Loan Document shall be in writing (including by facsimile transmission).  All such written notices shall be mailed, faxed or delivered to the applicable address, facsimile number or electronic mail address, and all notices and other communications expressly permitted hereunder to be given by telephone shall be made to the applicable telephone number, as follows:

(i)      if to the Borrower, the Administrative Agent, an L/C Issuer or the Swing Line Lender, to the address, facsimile number, electronic mail address or telephone number specified for such Person on Schedule 10.02 or to such other address, facsimile number, electronic mail address or telephone number as shall be designated by such party in a notice to the other parties; and

(ii)      if to any other Lender, to the address, facsimile number, electronic mail address or telephone number specified in its Administrative Questionnaire or to such other address, facsimile number, electronic mail address or telephone number as shall be designated by such party in a written notice to the Borrower, the Administrative Agent, the L/C Issuers and the Swing Line Lender.

All such notices and other communications shall be deemed to be given or made upon the earlier to occur of (i) actual receipt by the relevant party hereto and (ii) (A) if delivered by hand or by courier, when signed for by or on behalf of the relevant party hereto; (B) if delivered by mail, four (4) Business Days after deposit in the mails, postage prepaid; (C) if delivered by facsimile, when sent and receipt has been confirmed by telephone; and (D) if delivered by electronic mail (which form of delivery is subject to the provisions of Section 10.02(b)), when delivered; provided that notices and other communications to the Administrative Agent, the L/C Issuer and the Swing Line Lender pursuant to Article II shall not be effective until actually received by such Person during the person’s normal business hours.  In no event shall a voice mail message be effective as a notice, communication or confirmation hereunder.

(b)        Electronic Communications.  Notices and other communications to the Lenders and the L/C Issuers hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Administrative Agent, provided that the foregoing shall not apply to notices to any Lender or any L/C Issuer pursuant to Article II if such Lender or such L/C Issuer, as applicable, has notified the Administrative Agent that it is incapable of receiving notices under such Article by electronic communication.  The Administrative Agent or the Borrower may, in their discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications.

Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement), provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

(c)       The Platform.  THE PLATFORM IS PROVIDED “AS IS” AND “AS AVAILABLE.”  THE AGENT PARTIES (AS DEFINED BELOW) DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE BORROWER MATERIALS OR THE ADEQUACY OF THE PLATFORM, AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS IN OR OMISSIONS FROM THE BORROWER MATERIALS.  NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY ANY AGENT PARTY IN CONNECTION WITH THE BORROWER MATERIALS OR THE PLATFORM.  In no event shall the Administrative Agent or any of its Agent-Related Persons (collectively, the “Agent Parties”) have any liability to the Loan Parties, any Lender, any L/C Issuer or any other Person for losses, claims, damages, liabilities or expenses of any kind (whether in tort, contract or otherwise) arising out of the Borrower’s or the Administrative Agent’s transmission of Borrower Materials through the Internet, except to the extent that such losses, claims, damages, liabilities or expenses are determined by a court of competent jurisdiction by a final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Agent Party; provided, however, that in no event shall any Agent Party have any liability to any Loan Party, any Lender, any L/C Issuer or any other Person for indirect, special, incidental, consequential or punitive damages (as opposed to direct or actual damages).

(d)        Change of Address, Etc.  Each of the Borrower, the Administrative Agent, any L/C Issuer and the Swing Line Lender may change its address, telecopier or telephone number for notices and other communications hereunder by notice to the other parties hereto.  Each other Lender may change its address, facsimile or telephone number for notices and other communications hereunder by notice to the Borrower, the Administrative Agent, the L/C Issuers and the Swing Line Lender.  In addition, each Lender agrees to notify the Administrative Agents from time to time to ensure that the Administrative Agent has on record (i) an effective address, contact name, telephone number, telecopier number and electronic mail address to which notices and other communications may be sent and (ii) accurate wire instructions for such Lender.  Furthermore, each Public Lender agrees to cause at least one individual at or on behalf of such Public Lender to at all times have selected the “Private Side Information” or similar designation on the content declaration screen of the Platform in order to enable such Public Lender or its delegate, in accordance with such Public Lender’s compliance procedures and applicable Law, including United States Federal and state securities Laws, to make reference to Borrower Materials that are not made available through the “Public Side Information” portion of the Platform and that may contain material non-public information with respect to the Borrower or their securities for purposes of United States Federal or state securities laws.

(e)        Reliance by Agents and Lenders.  The Administrative Agent and the Lenders shall be entitled to rely and act upon any notices (including telephonic Committed Loan Notices and Swing Line Loan Notices) purportedly given by or on behalf of the Borrower even if (i) such notices were not made in a manner specified herein, were incomplete or were not preceded or followed by any other form of notice specified herein, or (ii) the terms thereof, as understood by the recipient, varied from any confirmation thereof.  The Borrower shall indemnify each Agent-Related Person and each Lender from all losses, costs, expenses and liabilities resulting from the reliance by such Person on each notice purportedly given by or on behalf of the Borrower in the absence of gross negligence or willful misconduct.

(f)         Notice to other Loan Parties.  The Borrower agrees that notices to be given to any other Loan Party under this Agreement or any other Loan Document may be given to the Borrower in accordance with the provisions of this Section 10.02 with the same effect as if given to such other Loan Party in accordance with the terms hereunder or thereunder.

Section 10.03         No Waiver; Cumulative Remedies.  No failure by any Lender or the Administrative Agent to exercise, and no delay by any such Person in exercising, any right, remedy, power or privilege hereunder or under any other Loan Document shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.  The rights, remedies, powers and privileges herein provided, and provided under each other Loan Document, are cumulative and not exclusive of any rights, remedies, powers and privileges provided by Law.

Section 10.04        Attorney Costs and Expenses.  The Borrower agrees (a) if the Closing Date occurs, to pay or reimburse the Administrative Agent and the Lead Arrangers for all reasonable and documented or invoiced out-of-pocket costs and expenses associated with the syndication of the Initial Term Loans and Revolving Credit Loans and the preparation, execution and delivery, administration, amendment, modification, waiver and/or enforcement of this Agreement and the other Loan Documents, and any amendment, waiver, consent or other modification of the provisions hereof and thereof (whether or not the transactions contemplated thereby are consummated), including all Attorney Costs of Davis Polk & Wardwell llp (and any other counsel retained with the Borrower’s consent (such consent not to be unreasonably withheld or delayed)) and one local and foreign counsel in each relevant jurisdiction, and (b) to pay or reimburse the Administrative Agent, the Lead Arrangers and each Lender for all reasonable and documented out-of-pocket costs and expenses incurred in connection with the enforcement of any rights or remedies under this Agreement or the other Loan Documents (including all costs and expenses incurred in connection with any workout or restructuring in respect of the Loans, all such costs and expenses incurred during any legal proceeding, including any proceeding under any Debtor Relief Law, and, in the case of legal fees, limited to all Attorney Costs of one counsel for all such Persons (and, in the case of an actual or perceived conflict of interest, where such Person affected by such conflict informs the Borrowers of such conflict and thereafter retains its own counsel, of another firm of counsel for such affected Person)).  The foregoing costs and expenses shall include all reasonable search, filing, recording and title insurance charges and fees related thereto, and other reasonable and documented out-of-pocket expenses incurred by any Agent.  The agreements in this Section 10.04 shall survive the termination of the Aggregate Commitments and repayment of all other Obligations.  All amounts due under this Section 10.04 shall be paid within ten (10) Business Days of receipt by the Borrower of an invoice relating thereto setting forth such expenses in reasonable detail.  If any Loan Party fails to pay when due any costs, expenses or other amounts payable by it hereunder or under any Loan Document, such amount may be paid on behalf of such Loan Party by the Administrative Agent in its sole discretion.

Section 10.05        Indemnification by the Borrower.  Whether or not the transactions contemplated hereby are consummated, the Borrower shall indemnify and hold harmless each Agent-Related Person, each Lender, the Lead Arrangers, and their respective Affiliates, and the directors, officers, employees, counsel, agents, advisors, and other representatives of any of the foregoing (collectively, the “Indemnitees”) from and against any and all losses, liabilities, damages, claims, and reasonable and documented or invoiced out-of-pocket fees and expenses (including reasonable Attorney Costs of one counsel for all Indemnitees and, if necessary, one firm of local counsel in each appropriate jurisdiction (which may include a single special counsel acting in multiple jurisdictions) for all Indemnitees (and, in the case of an actual or perceived conflict of interest, where the Indemnitee affected by such conflict informs the Borrower of such conflict and thereafter retains its own counsel, of another firm of counsel for such affected Indemnitee)) of any such Indemnitee arising out of or relating to any claim or any litigation or other proceeding (regardless of whether such Indemnitee is a party thereto and whether or not such proceedings are brought by the Borrower, its equity holders, its Affiliates, creditors or any other third person) that relates to the Transactions, including the financing contemplated hereby, of any kind or nature whatsoever which may at any time be imposed on, incurred by or asserted against any such Indemnitee in any way relating to or arising out of or in connection with (a) the execution, delivery, enforcement, performance or administration of any Loan Document or any other agreement, letter or instrument delivered in connection with the transactions contemplated thereby or the consummation of the transactions contemplated thereby, (b) any Commitment, Loan or Letter of Credit or the use or proposed use of the proceeds therefrom (including any refusal by an L/C Issuer to honor a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit), or (c) any actual or alleged presence or Release or threat of Release of Hazardous Materials on, at, under or from any property currently or formerly owned or operated by the Borrower, any Subsidiary or any other Loan Party, or any Environmental Liability related in any way to the Borrower, any Subsidiary or any other Loan Party, or (d) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory (including any investigation of, preparation for, or defense of any pending or threatened claim, investigation, litigation or proceeding) (all the foregoing, collectively, the “Indemnified Liabilities”), in all cases, whether or not caused by or arising, in whole or in part, out of the negligence of the Indemnitee; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such liabilities, obligations, losses, damages, penalties, claims, demands, actions, judgments, suits, costs, expenses or disbursements resulted from (w) the gross negligence, bad faith or willful misconduct of such Indemnitee or of any of its controlled Affiliates or controlling Persons or any of the officers, directors, employees, agents, advisors or members of any of the foregoing, in each case who are involved in or aware of the Transactions (as determined by a court of competent jurisdiction in a final and non-appealable decision), (x) a material breach of the Loan Documents by such Indemnitee or one of its Affiliates (as determined by a court of competent jurisdiction in a final and non-appealable decision), or (y) disputes solely between and among such Indemnitees to the extent such disputes do not arise from any act or omission of the Borrower or any of its Affiliates (other than with respect to a claim against an Indemnitee acting in its capacity as an Agent or Lead Arranger or similar role under the Loan Documents unless such claim arose from the gross negligence, bad faith or willful misconduct of such Indemnitee).  No Indemnitee shall be liable for any damages arising from the use by others of any information or other materials obtained through IntraLinks or other similar information transmission systems in connection with this Agreement. No Indemnitee nor any Loan Party shall have any liability for any special, punitive, indirect or consequential damages relating to this Agreement or any other Loan Document or arising out of its activities in connection herewith or therewith (whether before or after the Closing Date); provided that nothing contained in this sentence shall limit the Borrower’s indemnification obligations under the Loan Documents to the extent such special, punitive, indirect or consequential damages are included in any third-party claim in connection with which any Indemnitee is entitled to indemnification hereunder.  In the case of an investigation, litigation or other proceeding to which the indemnity in this Section 10.05 applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by any Loan Party, its directors, managers, partners, stockholders or creditors or an Indemnitee or any other Person, whether or not any Indemnitee is otherwise a party thereto and whether or not any of the transactions contemplated hereunder or under any of the other Loan Documents is consummated.  All amounts due under this Section 10.05 shall be paid within ten (10) Business Days after demand therefor; provided, however, that such Indemnitee shall promptly refund such amount to the extent that there is a final judicial or arbitral determination that such Indemnitee was not entitled to indemnification or contribution rights with respect to such payment pursuant to the express terms of this Section 10.05.  The agreements in this Section 10.05 shall survive the resignation of the Administrative Agent, the replacement of any Lender, the termination of the Aggregate Commitments and the repayment, satisfaction or discharge of all the other Obligations.  For the avoidance of doubt, this Section 10.05 shall not apply to Taxes other than Taxes that represent liabilities, obligations, losses, damages, etc., with respect to a non-Tax claim.

Section 10.06        Payments Set Aside.  To the extent that any payment by or on behalf of a Borrower is made to any Agent or any Lender, or any Agent or any Lender exercises its right of setoff, and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by such Agent or such Lender in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under any Debtor Relief Law or otherwise, then (a) to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such setoff had not occurred, and (b) each Lender severally agrees to pay to the Administrative Agent upon demand its applicable share of any amount so recovered from or repaid by any Agent, plus interest thereon from the date of such demand to the date such payment is made at a rate per annum equal to the Federal Funds Rate.

Section 10.07         Successors and Assigns.

(a)        The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that, except as otherwise provided herein (including without limitation as permitted under Section 7.04), neither the Borrower nor any of its Subsidiaries may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an Eligible Assignee, (ii) by way of participation in accordance with the provisions of Section 10.07(e), (iii) by way of pledge or assignment of a security interest subject to the restrictions of Section 10.07(g) or (iv) to an SPC in accordance with the provisions of Section 10.07(h) (and any other attempted assignment or transfer by any party hereto shall be null and void).  Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in Section 10.07(e) and, to the extent expressly contemplated hereby, the Indemnitees) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b)       (i) Subject to the conditions set forth in paragraph (b)(ii) below, any Lender may assign to one or more assignees (“Assignees”) all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans (including for purposes of this Section 10.07(b), participations in L/C Obligations and in Swing Line Loans) at the time owing to it) with the prior written consent (such consent not to be unreasonably withheld or delayed) of:

(A)         the Borrower, provided that, no consent of the Borrower shall be required for an assignment (1) of any Term Loan to any other Lender, any Affiliate of a Lender or any Approved Fund, (2) of any Revolving Credit Loans or Revolving Credit Commitment to any other Revolving Lender, any Affiliate of a Revolving Lender or any Approved Fund of a Revolving Lender or, (3) of any Term Loan, Revolving Credit Loans or Revolving Credit Commitment, if an Event of Default under Section 8.01(a) or under Section 8.01(f) has occurred and is continuing, to any Assignee; provided, further, that such consent shall be deemed to have been given if the Borrower has not responded within 10 Business Days after notice by the Administrative Agent;

(B)         the Administrative Agent; provided that no consent of the Administrative Agent shall be required for an assignment to another Lender, an Affiliate of a Lender or an Approved Fund;

(C)         each L/C Issuer at the time of such assignment, provided that no consent of such L/C Issuers shall be required for any assignment of a Term Loan; and

(D)         in the case of any assignment of any of the Revolving Credit Facility, the Swing Line Lender.

(ii)          Assignments shall be subject to the following additional conditions:

(A)         except in the case of an assignment to a Lender or an Affiliate of a Lender or an Approved Fund or an assignment of the entire remaining amount of the assigning Lender’s Commitment or Loans of any Class, the amount of the Commitment or Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent) shall not be less than $5.0 million (in the case of the Revolving Credit Facility) or $1.0 million (in the case of a Term Loan) unless the Borrower and the Administrative Agent otherwise consents, provided that (1) no such consent of the Borrower shall be required if an Event of Default under Section 8.01(a) or under Section 8.01(f) has occurred and is continuing and (2) such amounts shall be aggregated in respect of each Lender and its Affiliates or Approved Funds, if any;

(B)         the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption;

(C)         the Assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire and any documentation required by Section 3.01(f);

(D)        the Assignee shall not be a natural person (or a holding company, investment vehicle or trust for, or owned and operated for the primary benefit of a natural person), a Disqualified Lender or, except to the extent permitted pursuant to Section 2.17 or Section 10.07(k), the Borrower or any of its Subsidiaries;

(E)          the Assignee shall not be a Defaulting Lender.

This paragraph (b) shall not prohibit any Lender from assigning all or a portion of its rights and obligations among separate Facilities on a non-pro rata basis.

(c)        Subject to acceptance and recording thereof by the Administrative Agent pursuant to Section 10.07(d) and receipt by the Administrative Agent from the parties to each assignment of a processing and recordation fee of $3,500 (provided that the Administrative Agent may, in its sole discretion, elect to waive such processing and recordation fee in the case of any assignment), from and after the effective date specified in each Assignment and Assumption, the Eligible Assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement  (including, for the avoidance of doubt, any rights and obligations pursuant to Section 3.01), and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 3.01, 3.03, 3.04, 10.04 and 10.05 with respect to facts and circumstances occurring prior to the effective date of such assignment).  Upon request, and the surrender by the assigning Lender of its Note (if any), the Borrower (at their expense) shall execute and deliver a Note to the assignee Lender.  Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this clause (c) shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 10.07(e).  For greater certainty, any assignment by a Lender pursuant to this Section 10.07 shall not in any way constitute or be deemed to constitute a novation, discharge, recession, extinguishment or substitution of the existing Indebtedness and any Indebtedness so assigned shall continue to be the same obligation and not a new obligations.

(d)        The Administrative Agent, acting solely for this purpose as an agent of the Borrower, shall maintain at the Administrative Agent’s Office a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts (and related interest amounts) and currencies of the Loans, L/C Obligations (specifying the Unreimbursed Amounts), L/C Borrowings and amounts due under Section 2.04, owing to, each Lender pursuant to the terms hereof from time to time (the “Register”).  The entries in the Register shall be conclusive, absent demonstrable error, and the Borrower, the Agents and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary.  The Register shall be available for inspection by the Borrower, any Agent and any Lender (but in the case of any Lender solely with respect to such Lender’s outstanding Loans or Commitments) at any reasonable time and from time to time upon reasonable prior notice. No assignment shall be effective unless recorded in the Register. The parties hereto agree and intend that the Obligations shall be treated as being in "registered form" for the purposes of the Code (including Sections 163(f), 871(h)(2), 881(c)(2), and 4701 of the Code).

(e)        Any Lender may at any time, without the consent of, or notice to, the Borrower or the Administrative Agent, sell participations to any Person (other than a natural person or a Defaulting Lender) (each, a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Loans (including such Lender’s participations in L/C Obligations and/or Swing Line Loans) owing to it); provided that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrower, the Agents and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement.  Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and the other Loan Documents and to approve any amendment, modification or waiver of any provision of this Agreement or the other Loan Documents; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, waiver or other modification described in Section 10.01(a), (b), (c), (d), (e) or (f) that directly affects such Participant.  Subject to Section 10.07(f), the Borrower agrees that each Participant shall be entitled to the benefits of Sections 3.01, 3.03 and 3.04 (through the applicable Lender), provided that each Participant shall be subject to the requirements and limitations of such Sections (including Sections 3.01(f) and (g) and Sections 3.05 and 3.06) (it being understood that the Participant shall deliver the forms described in Section 3.01(f) solely to the participating Lender, it being understood that copies of such forms may be required to be included (and, if so, will be included) as part of a non-U.S. Granting Lender’s IRS Form W-8IMY provided to the Administrative Agent or the Borrower), to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 10.07(b).  To the extent permitted by applicable Law, each Participant also shall be entitled to the benefits of Section 10.09 as though it were a Lender; provided that such Participant complies with Section 2.13 as though it were a Lender.  Any Lender that sells participations shall maintain a register on which it enters the name and the address of each Participant and the principal and interest amounts of each Participant’s participation interest in the Commitments and/or Loans (or other rights or obligations) held by it (the “Participant Register”).  The entries in the Participant Register shall be conclusive, absent demonstrable error, and the Borrower and such Lender shall treat each person whose name is recorded in the Participant Register as the owner of such participation interest as the owner thereof for all purposes notwithstanding any notice to the contrary.  In maintaining the Participant Register, such Lender shall be acting as the non-fiduciary agent of the Borrower solely for purposes of applicable United States federal income tax law and undertakes no duty, responsibility or obligation to the Borrower (without limitation, in no event shall such Lender be a fiduciary of the Borrower for any purpose).  No Lender shall have any obligation to disclose all or any portion of a Participant Register to any Person (including the identity of any Participant or any information relating to a Participant’s interest in any commitments, loans, or its other obligations under this Agreement) except to the extent that such disclosure is necessary to establish in connection with a Tax audit that such commitment, loan, or other obligation is in registered form under Section 5f.103(c) of the United States Treasury Regulations or, if different, under Sections 871(h) or 881(c) of the Code.

(f)         A Participant shall not be entitled to receive any greater payment under Section 3.01, 3.03 or 3.04 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower’s prior written consent or except to the extent such entitlement to a greater payment results from a Change in Law after the Participant became a Participant.

(g)        Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement (including under its Note, if any) to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank or other central bank; provided that no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

(h)        Notwithstanding anything to the contrary contained herein, any Lender (a “Granting Lender”) may grant to a special purpose funding vehicle identified as such in writing from time to time by the Granting Lender to the Administrative Agent and the Borrower (an “SPC”) the option to provide all or any part of any Loan that such Granting Lender would otherwise be obligated to make pursuant to this Agreement; provided that (i) nothing herein shall constitute a commitment by any SPC to fund any Loan and (ii) if an SPC elects not to exercise such option or otherwise fails to make all or any part of such Loan, the Granting Lender shall be obligated to make such Loan pursuant to the terms hereof.  Each party hereto hereby agrees that (i) an SPC shall be entitled to the benefit of Sections 3.01, 3.03 and 3.04, subject to the requirements and limitations of such Sections (including Section 3.01(f) and (g) and Sections 3.05 and 3.06 (it being understood that the SPC shall deliver the forms described in Section 3.01(f) solely to the Granting Lender, it being understood that copies of such forms may be required to be included (and, if so, will be included) as part of a non-U.S. Lender’s IRS Form W-8IMY provided to the Administrative Agent or the Borrower)), to the same extent as if such SPC were a Lender, but neither the grant to any SPC nor the exercise by any SPC of such option shall increase the costs or expenses or otherwise increase or change the obligations of the Borrower under this Agreement (including its obligations under Section 3.01, 3.03 or 3.04) except to the extent any entitlement to greater amounts results from a Change in Law after the grant to the SPC occurred, (ii) no SPC shall be liable for any indemnity or similar payment obligation under this Agreement for which a Lender would be liable and such liability shall remain with the Granting Lender, and (iii) the Granting Lender shall for all purposes, including the approval of any amendment, waiver or other modification of any provision of any Loan Document, remain the lender of record hereunder.  The making of a Loan by an SPC hereunder shall utilize the Commitment of the Granting Lender to the same extent, and as if, such Loan were made by such Granting Lender.  Notwithstanding anything to the contrary contained herein, any SPC may (i) with notice to, but without prior consent of the Borrower and the Administrative Agent, assign all or any portion of its right to receive payment with respect to any Loan to the Granting Lender and (ii) disclose on a confidential basis any non-public information relating to its funding of Loans to any rating agency, commercial paper dealer or provider of any surety or Guarantee or credit or liquidity enhancement to such SPC. Any Granting Lender shall maintain a register with respect to any grant described in this clause (h) on which it enters the name and the address of each SPC and the principal and interest amounts of each SPC’s interest in the granted Commitments and/or Loans (or other rights or obligations with respect thereto), which shall be maintained in a manner similar to any Participant Register described in Section 10.07(e), mutatis mutandis.

(i)         Notwithstanding anything to the contrary contained herein, (1) any Lender may in accordance with applicable Law create a security interest in all or any portion of the Loans owing to it and the Note, if any, held by it and (2) any Lender that is a Fund may create a security interest in all or any portion of the Loans owing to it and the Note, if any, held by it to the trustee for holders of obligations owed, or securities issued, by such Fund as security for such obligations or securities; provided that unless and until such trustee actually becomes a Lender in compliance with the other provisions of this Section 10.07, (i) no such pledge shall release the pledging Lender from any of its obligations under the Loan Documents and (ii) such trustee shall not be entitled to exercise any of the rights of a Lender under the Loan Documents even though such trustee may have acquired ownership rights with respect to the pledged interest through foreclosure or otherwise.

(j)         Notwithstanding anything to the contrary contained herein, any L/C Issuer or the Swing Line Lender may, upon thirty (30) days’ notice to the Borrower and the Lenders, resign as an L/C Issuer or the Swing Line Lender, respectively; provided that on or prior to the expiration of such 30-day period with respect to such resignation, the relevant L/C Issuer or the Swing Line Lender shall have identified, in consultation with the Borrower, a successor L/C Issuer or Swing Line Lender willing to accept its appointment as successor L/C Issuer or Swing Line Lender, as applicable.  In the event of any such resignation of an L/C Issuer or the Swing Line Lender, the Borrower shall be entitled to appoint from among the Lenders willing to accept such appointment a successor L/C Issuer or Swing Line Lender hereunder; provided that no failure by the Borrower to appoint any such successor shall affect the resignation of the relevant L/C Issuer or the Swing Line Lender, as the case may be.  If an L/C Issuer resigns as an L/C Issuer, it shall retain all the rights and obligations of an L/C Issuer hereunder with respect to all Letters of Credit outstanding as of the effective date of its resignation as an L/C Issuer and all L/C Obligations with respect thereto (including the right to require the Lenders to make Base Rate Loans or fund risk participations in Unreimbursed Amounts pursuant to Section 2.03(c)).  If the Swing Line Lender resigns as Swing Line Lender, it shall retain all the rights of the Swing Line Lender provided for hereunder with respect to Swing Line Loans made by it and outstanding as of the effective date of such resignation, including the right to require the Lenders to make, Base Rate Loans or fund risk participations in outstanding Swing Line Loans pursuant to Section 2.04(c).

(k)        Any Lender may, so long as no proceeds of Revolving Credit Loans are applied to fund the consideration for any such assignment, at any time, assign all or a portion of its rights and obligations with respect to Term Loans under this Agreement to the Borrower or any of its Restricted Subsidiaries through (x) Dutch auctions open to all Term Lenders in accordance with procedures of the type described in Section 2.17 or (y) notwithstanding Section 2.17 or any other provision in this Agreement, open market purchase on a non-pro rata basis; provided, that, in connection with assignments pursuant to clause (y) above:

(i)     if the Borrower or any of its Restricted Subsidiaries (other than the Borrower) is the assignee, upon such assignment, transfer or contribution, the Borrower or such Restricted Subsidiary shall automatically be deemed to have contributed the principal amount of such Term Loans, plus all accrued and unpaid interest thereon, to the Borrower; or

(ii)    if the assignee is the Borrower (including through contribution or transfers set forth in clause (i) above), (a) the principal amount of such Term Loans, along with all accrued and unpaid interest thereon, so contributed, assigned or transferred to the Borrower shall be deemed automatically cancelled and extinguished on the date of such contribution, assignment or transfer, (b) the aggregate outstanding principal amount of Term Loans of the remaining Term Lenders shall reflect such cancellation and extinguishing of the Term Loans then held by the Borrower and (c) the Borrower shall promptly provide notice to the Administrative Agent of such contribution, assignment or transfer of such Term Loans, and the Administrative Agent, upon receipt of such notice, shall reflect the cancellation of the applicable Term Loans in the Register.

Section 10.08        Confidentiality.  Each of the Agents and the Lenders agrees to maintain the confidentiality of the Information and to not use or disclose such information, except that Information may be disclosed (a) to its Affiliates and its and its Affiliates’ directors, officers, employees, trustees, investment advisors and agents, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential); (b) to the extent requested by any Governmental Authority, to any pledgee referred to in Section 10.07(g); (c) to the extent required by applicable Laws or regulations or by any subpoena or similar legal process; (d) to any other party to this Agreement; (e) subject to an agreement containing provisions substantially the same as those of this Section 10.08 (or as may otherwise be reasonably acceptable to the Borrower), to any pledgee referred to in Section 10.07(i), counterparty to a Swap Contract or Qualified Securitization Financing, Eligible Assignee of or Participant in, or any prospective Eligible Assignee of or Participant in, any of its rights or obligations under this Agreement; (f) with the written consent of the Borrower; (g) to the extent such Information becomes publicly available other than as a result of a breach of this Section 10.08; (h) to any Governmental Authority or examiner regulating any Lender; (i) to any rating agency when required by it (it being understood that, prior to any such disclosure, such rating agency shall undertake to preserve the confidentiality of any Information relating to the Loan Parties received by it from such Lender); or (j) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder.  In addition, the Agents and the Lenders may disclose the existence of this Agreement and information about this Agreement to market data collectors, similar service providers to the lending industry, and service providers to the Agents and the Lenders in connection with the administration and management of this Agreement, the other Loan Documents, the Commitments, and the Credit Extensions.  For the purposes of this Section 10.08, “Information” means all information received from any Loan Party or its Affiliates or its Affiliates’ directors, managers, officers, employees, trustees, investment advisors or agents, relating to the Borrower or any of their Subsidiaries or their business, other than any such information that is publicly available to any Agent or any Lender prior to disclosure by any Loan Party other than as a result of a breach of this Section 10.08, including, without limitation, information delivered pursuant to Section 6.01, 6.02 or 6.03 hereof.

Section 10.09         Setoff.  In addition to any rights and remedies of the Lenders provided by Law, upon the occurrence and during the continuance of any Event of Default, each Lender and its Affiliates and each L/C Issuer and its Affiliates is authorized at any time and from time to time, without prior notice to the Borrower or any other Loan Party, any such notice being waived by the Borrower (on its own behalf and on behalf of each Loan Party and its Subsidiaries) to the fullest extent permitted by applicable Law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held by, and other Indebtedness (in any currency) at any time owing by, such Lender and its Affiliates or such L/C Issuer and its Affiliates, as the case may be, to or for the credit or the account of the respective Loan Parties and their Subsidiaries against any and all Obligations owing to such Lender and its Affiliates or such L/C Issuer and its Affiliates hereunder or under any other Loan Document, now or hereafter existing, irrespective of whether or not such Agent or such Lender or Affiliate shall have made demand under this Agreement or any other Loan Document and although such Obligations may be contingent or unmatured or denominated in a currency different from that of the applicable deposit or Indebtedness.  Notwithstanding anything to the contrary contained herein, no Lender or its Affiliates and no L/C Issuer or its Affiliates shall have a right to set off and apply any deposits held or other Indebtedness owing by such Lender or its Affiliates or such L/C Issuer or its Affiliates, as the case may be, to or for the credit or the account of any Subsidiary of a Loan Party that is a Foreign Subsidiary or a Domestic Foreign Holding Company.  Each Lender and L/C Issuer agrees promptly to notify the Borrower and the Administrative Agent after any such set off and application made by such Lender or L/C Issuer, as the case may be; provided that the failure to give such notice shall not affect the validity of such setoff and application.  The rights of the Administrative Agent, each Lender and each L/C Issuer under this Section 10.09 are in addition to other rights and remedies (including other rights of setoff) that the Administrative Agent, such Lender and such L/C Issuer may have.

Section 10.10        Counterparts.  This Agreement and each other Loan Document may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Delivery by telecopier or other electronic transmission of an executed counterpart of a signature page to this Agreement and each other Loan Document shall be effective as delivery of an original executed counterpart of this Agreement and such other Loan Document.  The Agents may also require that any such documents and signatures delivered by telecopier or other electronic transmission be confirmed by a manually signed original thereof; provided that the failure to request or deliver the same shall not limit the effectiveness of any document or signature delivered by telecopier or other electronic transmission. The words “execution,” “signed,” “signature,” and words of like import in any Loan Document shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable Law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

Section 10.11        Integration.  This Agreement, together with the other Loan Documents and the Fee Letter, comprises the complete and integrated agreement of the parties on the subject matter hereof and thereof and supersedes all prior agreements, written or oral, on such subject matter.  In the event of any conflict between the provisions of this Agreement and those of any other Loan Document, the provisions of this Agreement shall control; provided that the inclusion of supplemental rights or remedies in favor of the Agents or the Lenders in any other Loan Document shall not be deemed a conflict with this Agreement.  Each Loan Document was drafted with the joint participation of the respective parties thereto and shall be construed neither against nor in favor of any party, but rather in accordance with the fair meaning thereof.

Section 10.12        Survival of Representations and Warranties.  All representations and warranties made hereunder and in any other Loan Document or other document delivered pursuant hereto or thereto or in connection herewith or therewith shall survive the execution and delivery hereof and thereof.  Such representations and warranties have been or will be relied upon by each Agent and each Lender, regardless of any investigation made by any Agent or any Lender or on their behalf and notwithstanding that any Agent or any Lender may have had notice or knowledge of any Default at the time of any Credit Extension, and shall continue in full force and effect as long as any Loan or any other Obligation hereunder shall remain unpaid or unsatisfied or any Letter of Credit shall remain outstanding.  The provisions of Sections 10.14 and 10.15 shall continue in full force and effect as long as any Loan or any other Obligation hereunder shall remain unpaid or unsatisfied or any Letter of Credit shall remain outstanding.

Section 10.13        Severability.  If any provision of this Agreement or the other Loan Documents is held to be illegal, invalid or unenforceable, the legality, validity and enforceability of the remaining provisions of this Agreement and the other Loan Documents shall not be affected or impaired thereby.  The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

Section 10.14         GOVERNING LAW, JURISDICTION, SERVICE OF PROCESS.

(a)       THIS AGREEMENT AND EACH OTHER LOAN DOCUMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK (EXCEPT AS OTHERWISE EXPRESSLY PROVIDED THEREIN).

(b)        EXCEPT AS SET FORTH IN THE FOLLOWING PARAGRAPH, ANY LEGAL ACTION OR PROCEEDING ARISING UNDER ANY LOAN DOCUMENT OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO OR ANY OF THEM WITH RESPECT TO ANY LOAN DOCUMENT, OR THE TRANSACTIONS RELATED THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, SHALL BE BROUGHT (X) PRIOR TO THE PLAN EFFECTIVE DATE, IN THE BANKRUPTCY COURT, AND ANY APPELLATE COURT FROM ANY THEREOF AND (Y) AFTER THE CONVERSION DATE, IN THE COURTS OF THE STATE OF NEW YORK SITTING IN NEW YORK CITY OR OF THE UNITED STATES FOR THE SOUTHERN DISTRICT OF SUCH STATE (PROVIDED THAT IF NONE OF SUCH COURTS CAN AND WILL EXERCISE SUCH JURISDICTION, SUCH EXCLUSIVITY SHALL NOT APPLY), AND BY EXECUTION AND DELIVERY OF THIS AGREEMENT, THE BORROWER, EACH AGENT AND EACH LENDER CONSENTS, FOR ITSELF AND IN RESPECT OF ITS PROPERTY, TO THE EXCLUSIVE JURISDICTION OF THOSE COURTS.  THE BORROWER, EACH AGENT AND EACH LENDER IRREVOCABLY WAIVES ANY OBJECTION, INCLUDING ANY OBJECTION TO THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM NON CONVENIENS, WHICH IT MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY ACTION OR PROCEEDING IN SUCH JURISDICTION IN RESPECT OF ANY LOAN DOCUMENT OR OTHER DOCUMENT RELATED THERETO.

NOTHING IN THIS AGREEMENT OR IN ANY OTHER LOAN DOCUMENT SHALL AFFECT ANY RIGHT THAT THE ADMINISTRATIVE AGENT, THE COLLATERAL AGENT OR ANY LENDER MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT AGAINST ANY LOAN PARTY OR ITS PROPERTIES IN THE COURTS OF ANY JURISDICTION (I) FOR PURPOSES OF ENFORCING A JUDGMENT, (II) IN CONNECTION WITH EXERCISING REMEDIES AGAINST THE COLLATERAL IN A JURISDICTION IN WHICH SUCH COLLATERAL IS LOCATED, (III) IN CONNECTION WITH ANY PENDING BANKRUPTCY, INSOLVENCY OR SIMILAR PROCEEDING IN SUCH JURISDICTION OR (IV) TO THE EXTENT THE COURTS REFERRED TO IN THE PREVIOUS PARAGRAPH DO NOT HAVE JURISDICTION OVER SUCH LEGAL ACTION OR PROCEEDING OR THE PARTIES OR PROPERTY SUBJECT THERETO.

Section 10.15         WAIVER OF RIGHT TO TRIAL BY JURY.  EACH PARTY TO THIS AGREEMENT HEREBY EXPRESSLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING UNDER ANY LOAN DOCUMENT OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO OR ANY OF THEM WITH RESPECT TO ANY LOAN DOCUMENT, OR THE TRANSACTIONS RELATED THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER FOUNDED IN CONTRACT OR TORT OR OTHERWISE; AND EACH PARTY HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT ANY PARTY TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 10.15 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE SIGNATORIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 10.16        Binding Effect.  This Agreement shall become effective when it shall have been executed by the Borrower and the Administrative Agent shall have been notified by each Lender, Swing Line Lender and L/C Issuer that each such Lender, Swing Line Lender and L/C Issuer has executed it and thereafter shall be binding upon and inure to the benefit of the Borrower, each Agent and each Lender and their respective successors and assigns, except that the Borrower shall not have the right to assign its rights hereunder or any interest herein without the prior written consent of the Lenders except as permitted by Section 7.04.

Section 10.17       Judgment Currency.  If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder or any other Loan Document in one currency into another currency, the rate of exchange used shall be that at which in accordance with normal banking procedures the Administrative Agent could purchase the first currency with such other currency on the Business Day preceding that on which final judgment is given.  The obligation of the Borrower in respect of any such sum due from it to the Administrative Agent or the Lenders hereunder or under the other Loan Documents shall, notwithstanding any judgment in a currency (the “Judgment Currency”) other than that in which such sum is denominated in accordance with the applicable provisions of this Agreement (the “Agreement Currency”), be discharged only to the extent that on the Business Day following receipt by the Administrative Agent of any sum adjudged to be so due in the Judgment Currency, the Administrative Agent may in accordance with normal banking procedures purchase the Agreement Currency with the Judgment Currency.  If the amount of the Agreement Currency so purchased is less than the sum originally due to the Administrative Agent from the Borrower in the Agreement Currency, the Borrower agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Administrative Agent or the Person to whom such obligation was owing against such loss.  If the amount of the Agreement Currency so purchased is greater than the sum originally due to the Administrative Agent in such currency, the Administrative Agent agrees to return the amount of any excess to the Borrower (or to any other Person who may be entitled thereto under applicable Law).

Section 10.18        Lender Action.  The Lenders and each other holder of an Obligation under a Loan Document shall act collectively through the Administrative Agent for any right or remedy against any Loan Party under any of the Loan Documents (other than set-off rights) in each case with respect to the Collateral or any other property of any Loan Party. Without limiting the delegation of authority to the Administrative Agent set forth herein, only the Required Lenders (or, if applicable, the Required Revolving Credit Facility Lenders) shall have the authority to direct the Administrative Agent with respect to the exercise of rights and remedies hereunder and under the other Loan Documents (including with respect to alleging the existence or occurrence of, and exercising rights and remedies as a result of, any Default or Event of Default) with respect to (i) the Loans and (ii) any Collateral, and (ii) any other property of any Loan Party.  Any such rights and remedies arising under the Loan Documents shall not be exercised other than through the Administrative Agent. Each Lender agrees that it shall not, and hereby waives any right to, take or institute any actions or proceedings, judicial or otherwise, for any such right or remedy under any Loan Document against any Loan Party or any past, present, or future Subsidiary of any Loan Party concerning any Collateral, or any other property of any Loan Party or any past, present or future Loan Party other than through the Administrative Agent; provided, that, for the avoidance of doubt, this sentence may be enforced against any Secured Party by the Required Lenders, any Agent or the Borrower (or any of its Affiliates) and each Secured Party expressly acknowledge that this sentence shall be available as a defense of the Borrower (or any of its Affiliates) in any such action, proceeding or remedial procedure. Each Secured Party, whether or not a party hereto, will be deemed, by its acceptance of the benefits of the Collateral and of the Guarantees of the Secured Obligations, to have agreed to the foregoing provisions.   Each Lender expressly and irrevocably agrees that it will not hinder or direct the Agent to take any action that will hinder the automatic release of any security interest, Lien or Guarantee provided for by this Section 10.18 (including, without limitation, in connection with any Disposition permitted pursuant to Section 7.05 and including, without limitation, any refusal to release liens, return possessory collateral, execute and/or file release documentation or take any other reasonably requested actions to documents or effectuate the release of Liens on Collateral, in each case, at the Borrower’s sole cost and expense) and expressly and irrevocably agrees that the Agents shall be authorized to, and shall, take any necessary action to release any such security interest, Lien or Guarantee to the extent authorized to do so by this Section  10.18 without any obligation or requirement to notify or obtain consent from any Lender (and the Agent shall not condition any such actions on providing notice to, or obtaining consent from, the Lenders). The provisions of this Section 10.18 are for the sole benefit of the Lenders and shall not afford any right to, or constitute a defense available to, any Loan Party.

Section 10.19       USA PATRIOT Act.  Each Lender hereby notifies the Borrower that, pursuant to the requirements of the USA PATRIOT Act, it is required to obtain, verify and record information that identifies the Borrower and the Guarantors, which information includes the name and address of the Borrower and the Guarantors and other information that will allow such Lender to identify the Borrower and the Guarantors in accordance with the USA PATRIOT Act.

Section 10.20         Obligations Absolute.  To the fullest extent permitted by applicable Law, all obligations of the Loan Parties hereunder shall be absolute and unconditional irrespective of:

(a)          any bankruptcy, insolvency, reorganization, arrangement, readjustment, composition, liquidation or the like of any Loan Party;

(b)          any lack of validity or enforceability of any Loan Document or any other agreement or instrument relating thereto against any Loan Party;

(c)          any change in the time, manner or place of payment of, or in any other term of, all or any of the Secured Obligations, or any other amendment or waiver of or any consent to any departure from any Loan Document or any other agreement or instrument relating thereto;

(d)          any exchange, release or non-perfection of any other Collateral, or any release or amendment or waiver of or consent to any departure from any guarantee, for all or any of the Secured Obligations;

(e)          any exercise or non-exercise, or any waiver of any right, remedy, power or privilege under or in respect hereof or any Loan Document; or

(f)          any other circumstances which might otherwise constitute a defense available to, or a discharge of, the Loan Parties.

Section 10.21       No Advisory or Fiduciary Responsibility.  In connection with all aspects of each transaction contemplated hereby (including in connection with any amendment, waiver or other modification hereof or of any other Loan Document), the Borrower acknowledge and agrees, and acknowledges its Affiliates’ understanding, that:  (i) (A) the arranging and other services regarding this Agreement provided by the Administrative Agent and the Lead Arrangers are arm’s-length commercial transactions between the Borrower and its Affiliates, on the one hand, and the Administrative Agent and the Lead Arrangers, on the other hand, (B) the Borrower has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate, and (C) the Borrower is capable of evaluating, and understands and accepts, the terms, risks and conditions of the transactions contemplated hereby and by the other Loan Documents; (ii) (A) the Administrative Agent, each Lender and each Lead Arranger is and has been acting solely as a principal and, except as expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for the Borrower or any of its Affiliates, or any other Person and (B) neither the Administrative Agent, nor any Lender or any Lead Arranger has any obligation to the Borrower or any of its Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Loan Documents; and (iii) the Administrative Agent, each Lender and the Lead Arrangers and their respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Borrower and its Affiliates, and neither the Administrative Agent nor any Lead Arranger has any obligation to disclose any of such interests to the Borrower or any of its Affiliates.  To the fullest extent permitted by law, the Borrower hereby waives and releases any claims that it may have against the Administrative Agent, each Lender and each Lead Arranger with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated hereby.

Section 10.22         Acknowledgment and Consent to Bail-In of EEA Financial Institutions. Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Lender that is an Affected Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by

(a)          the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and

(b)          the effects of any Bail-in Action on any such liability, including, if applicable: (i) a reduction in full or in part or cancellation of any such liability; (ii) a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected  Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or (iii) the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of the applicable Resolution Authority.

Section 10.23         Acknowledgement Regarding Any Supported QFCs. To the extent that the Loan Documents provide support, through a guarantee or otherwise, for Swap Obligations or any other agreement or instrument that is a QFC (such support, “QFC Credit Support” and each such QFC, a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Loan Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States):

In the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Loan Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Loan Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

Section 10.24        Acknowledgment of Intercreditor Agreements. The Lenders and the other Secured Parties hereby irrevocably authorize and instruct the Administrative Agent and the Collateral Agent to, without any further consent of any Lender or any other Secured Party, enter into (or acknowledge and consent to) or amend, renew, extend, supplement, restate, replace, waive or otherwise modify any Agreement, any Pari Passu Intercreditor Agreement, any other Customary Intercreditor Agreement, or any other intercreditor agreement with the collateral agent or other representatives of the holders of Indebtedness that is to be secured by a Lien on the Collateral that is not prohibited (including with respect to priority) under this Agreement and to subject the Liens on the Collateral securing the Obligations to the provisions thereof (any of the foregoing, an “Intercreditor Agreement”). The Lenders and the other Secured Parties irrevocably agree that (x) the Collateral Agent may rely exclusively on a certificate of a Responsible Officer of the Borrower as to whether any such other Liens are not prohibited and (y) any Intercreditor Agreement entered into by the Administrative Agent and/or the Collateral Agent shall be binding on the Secured Parties, and each Lender and the other Secured Parties hereby agrees that it will take no actions contrary to the provisions of, if entered into and if applicable, any Intercreditor Agreement. The foregoing provisions are intended as an inducement to any provider of any Indebtedness not prohibited by Section 7.03 hereof to extend credit to the Loan Parties and such persons are intended third-party beneficiaries of such provisions.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

FRONTIER COMMUNICATIONS CORPORATION, as Borrower

By:	/s/ Mark D. Nielsen
Name:	Mark D. Nielsen
Title:	Executive Vice President and Chief Legal Officer

[Signature Page to Credit Agreement]

JPMORGAN CHASE BANK, N.A., as Administrative Agent, and Collateral Agent

By:	/s/ Daniel Luby
Name:	Daniel Luby
Title:	Vice President
:
[Signature Page to Credit Agreement]

ANNEX I

Conversion Date Conditions

(a)         Loan Documents. The Administrative Agent shall have received each of the following, each of which shall be originals, fascimiles or electronic transmissions, each properly executed by a Responsible Officer of the signing Loan Party, each in form and substance reasonably satisfactory to the Administrative Agent:

(i)          Collateral Documents. Executed counterparts of each Exit Collateral Document set forth on Schedule 1.01A to the Conversion Date Certificate required to be executed on the Conversion Date, duly executed by each Loan Party thereto and each of the other parties listed on the signature pages thereto.

(ii)          Release Documents.  Executed counterparts of a lien release letter terminating the DIP Collateral Documents.

(b)         Secretary’s Certificate. The Administrative Agent shall have received (i) a recently dated certificate as to the good standing of the Borrower under the laws of its jurisdiction of incorporation, and (ii) a certificate of the secretary or assistant secretary of the Borrower certifying (x) that attached thereto are true and complete copies of (1) the certificate of incorporation, certificate of formation or equivalent formation  document of the Borrower, and all amendments thereto, certified as of a recent date by the appropriate Governmental Authority in its jurisdiction of incorporation and (2) the bylaws, operation agreement, limited liability company agreement or equivalent document of the Borrower as in effect on the Conversion Date.

(c)         Fees and Expenses. The Administrative Agent and the Lead Arrangers shall have received payment of all fees and other amounts as the Borrower shall have agreed to pay prior to the Conversion Date to the Administrative Agent or any Lead Arranger in connection herewith at the time such amounts were required to be paid, including the reasonable and documented fees and expenses of Davis Polk & Wardwell LLP, special New York counsel to the Lead Arrangers, in connection with the negotiation, preparation, execution and delivery of this Agreement and the other Loan Documents (to the extent that statements in reasonable detail for such fees and expenses have been delivered to the Borrower prior to the Closing Date).

(d)         Legal Opinion. A customary legal opinion from (x) Kirkland & Ellis LLP, special New York counsel to the Loan Parties, addressed to the Agents and the Lenders on the Conversion Date and (y) Mark D. Nielsen, Esq., general counsel to the Loan Parties, addressed to the Agents and the Lenders on the Conversion Date.

(e)          KYC; Patriot Act. The Administrative Agent and the Lead Arrangers shall have received, at least three (3) business days prior to the Conversion Date, all documentation and other information about the Borrower that shall have been reasonably requested by the Administrative Agent, the Lead Arrangers and the Lenders in writing at least ten (10) business days prior to the Conversion Date and that the Administrative Agent and the Lead Arrangers reasonably determine is required by United States regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the PATRIOT Act and a beneficial ownership certificate to the extent required under 31 C.F.R § 1010.230.

(f)          Representations and Warranties. The representations and warranties of the Borrower and each other Loan Party contained in Article V or any other Loan Document shall be true and correct in all material respects on and as of the Conversion Date; provided, that to the extent that such representations and warranties specifically refer to an earlier date, they shall be true and correct in all material respects as of such earlier date; provided, further, that any representation and warranty that is qualified as to “materiality,” “Material Adverse Effect” or similar language shall be true and correct (after giving effect to any qualification therein) in all respects on such respective dates.

(g)          No Event of Default. No Event of Default shall exist, or would result from the conversion of the Initial Term Loans on the Conversion Date.

(h)          No MAE. Since the Petition Date, nothing has occurred that has had, or could reasonably be expected to have, a Material Adverse Effect (it being understood and agreed that the Cases, in and of themselves, shall not constitute a Material Adverse Effect).

(i)           Conversion Date Certificate. The Administrative Agent shall have received a Conversion Date Certificate, which shall include a certification as to solvency as described in Section 5.15 after giving effect to the Conversion Date Transactions).

(j)         Plan of Reorganization.  (a) The Acceptable Reorganization Plan and the Confirmation Order shall be in full force and effect and no stay thereof shall be in effect, (b) neither the Acceptable Reorganization Plan nor the Confirmation Order shall have been amended or modified or any condition contained therein waived, in each case in any manner materially adverse to the Lenders (as determined in good faith by the Borrower), provided that any such amendment, modification or waiver solely to permit the Staggered Emergence shall be deemed not to be materially adverse to the Lenders and (c) all conditions precedent to the effectiveness of the Acceptable Reorganization Plan (other than the receipt by the Borrower of the net proceeds from any other financing to be received on the Conversion Date) shall have been satisfied or waived (to the extent such waiver is not materially adverse to the Lenders (as determined in good faith by the Borrower)) and the “effective date” under the Acceptable Reorganization Plan shall have occurred or will occur substantially concurrently with the Conversion Date.

(k)          Liquidity. On the Conversion Date, the Borrower shall be party to one or more revolving credit facilities (including, but not limited to, the DIP Revolving Facility) providing for revolving commitments of at least an amount equal to (1) $775 million less (2) the amount of cash and cash equivalents of the Borrower and its Subsidiaries (excluding for the avoidance of doubt, the Designated Entities if the Borrower undertakes the Staggered Emergence) that would be reflected on a balance sheet prepared as of such date on a consolidated basis in accordance with GAAP.

(l)          Stock Certificates. The Administrative Agent shall have received certificates, if any, representing the pledged equity referred to therein accompanied by undated stock powers executed in blank and (if applicable) instruments evidencing the pledged debt referred to therein endorsed in blank.

(m)         Collateral and Guarantee Requirement. Clause (ii) of the Collateral and Guarantee Requirement shall have been satisfied.

(n)          Insurance. The Administrative Agent shall have received evidence that all insurance certificates required to be maintained pursuant to the Loan Documents has been obtained and is in effect and that the Administrative Agent and Collateral Agent has been named as loss payee and additional insured under each United States insurance policy with respect to such insurance as to which the Administrative Agent shall have requested to be so named.

(o)          Corporate Reorganization.  To the extent the Borrower elects to undertake the Corporate Reorganization, the Corporate Reorganization has been consummated or will be consummated substantially concurrently with the Conversion Date.

For purposes of determining whether the Closing Date or Conversion Date, as applicable, has occurred, each Lender that has executed this Agreement shall be deemed to have consented to, approved or accepted, or to be satisfied with, each document or other matter required hereunder to be consented to or approved by or acceptable or satisfactory to the Administrative Agent or such Lender, as the case may be.  The Administrative Agent shall notify the Borrower and the Lenders of the Closing Date or the Conversion Date, as applicable, and such notice shall be conclusive and binding.